As filed with the Securities and Exchange Commission on November 1, 2005
Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MEDICIS PHARMACEUTICAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	2834	52-1574808
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8125 North Hayden Road
Scottsdale, Arizona 85258-2463
(602) 808-8800
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Mark A. Prygocki, Sr.
Executive Vice President, Chief Financial Officer,
Corporate Secretary and Treasurer
8125 North Hayden Road
Scottsdale, Arizona 85258-2463
(602) 808-8800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Charles K. Ruck, Esq. R. Scott Shean, Esq. Latham & Watkins LLP 650 Town Center Drive Costa Mesa, California 92626-1925 (714) 540-1235	Joseph A. Newcomb, Esq. Executive Vice President, Secretary and General Counsel Inamed Corporation 5540 Ekwill Street Santa Barbara, California 93111-2936 (805) 683-6761	Scott M. Stanton, Esq. Kenji L. Funahashi, Esq. Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130-2040 (858) 720-5100
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.
     If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price per Unit	Offering Price(2)	Fee(2)

Class A Common Stock, $0.014 par value per share	(1)	N/A	$2,658,850,834	$312,950

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares is not set forth herein. Pursuant to Rule 457(o), the registration fee has been computed on the basis of the maximum aggregate offering price of shares of Registrant’s common stock expected to be issued upon completion of the merger of Inamed Corporation, a Delaware corporation, with and into Masterpiece Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant.

(2)	Estimated solely for purposes of calculation of the registration fee in accordance with Rules 457 (c) and (f) of the Securities Act of 1933, as amended, based upon the product of: (A) 37,999,869, the maximum number of shares of Inamed common stock that may be exchanged in the merger (the sum of (i) 36,352,579 shares of Inamed common stock outstanding as of October 28, 2005 and (ii) 1,647,290 shares of Inamed common stock issuable upon the exercise of outstanding options as of October 28, 2005), multiplied by (B) $69.97, the average of the high and low sale prices for shares of Inamed common stock as reported on the NASDAQ National Market on October 27, 2005.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/ prospectus is not complete and may be changed. Medicis Pharmaceutical Corporation may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/ prospectus is not an offer to sell these securities and it is not soliciting an offer to buy nor shall there be any sale of these securities in any state where the offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2005

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
      The boards of directors of Medicis Pharmaceutical Corporation and Inamed Corporation have each unanimously approved the merger of Medicis and Inamed. We are proposing the merger because we believe it will benefit the stockholders of each of our respective companies by creating more stockholder value than either company could create individually and allowing stockholders to participate in a larger, more diversified company.
      If the proposed merger is completed, Inamed stockholders will receive 1.4205 shares of Medicis common stock and $30.00 in cash for each share of Inamed common stock they own. As a result, Medicis will issue approximately            million shares of Medicis common stock and pay $           billion in cash, based on the number of shares of Inamed common stock outstanding on                     , 2005. We estimate that immediately after the merger, on a fully-diluted basis, Inamed stockholders will hold approximately           % of the then-outstanding shares of Medicis common stock, based on the number of shares of Medicis common stock and Inamed common stock outstanding on                     , 2005. Medicis stockholders will continue to own their existing shares, which will not be affected by the merger. Medicis common stock is traded on the New York Stock Exchange under the trading symbol “MRX.” On                     , 2005, Medicis common stock closed at $           per share as reported on the New York Stock Exchange Composite Transaction Tape.
      The merger cannot be completed unless Medicis stockholders approve the issuance of shares of Medicis common stock in the merger and Inamed stockholders adopt the merger agreement and approve the merger. The obligations of Medicis and Inamed to complete the merger are also subject to the satisfaction or waiver of several other conditions, including receiving approval and/or clearance from regulatory agencies, particularly the United Stated Federal Trade Commission, or FTC. The FTC has issued to both Medicis and Inamed a “second request” for information with respect to the merger, and the merger cannot be completed until this request has been satisfied. More information about Medicis, Inamed and the proposed merger is contained in this joint proxy statement/ prospectus. We encourage you to read carefully this joint proxy statement/ prospectus before voting, including the section entitled “Risk Factors” beginning on page 19.
      Based on its review, the Medicis board of directors has determined that the merger agreement and the merger are advisable and fair to and in the best interests of Medicis and its stockholders and has unanimously approved the merger agreement and the issuance of shares of Medicis common stock in the merger. Based on its review, the Inamed board of directors has determined that the merger agreement and the merger are advisable and fair to and in the best interests of Inamed and its stockholders and has unanimously approved the merger agreement and the merger.
      The Medicis board of directors unanimously recommends that Medicis stockholders vote “FOR” the proposal to approve the issuance of shares of Medicis common stock pursuant to the merger agreement. The Inamed board of directors unanimously recommends that Inamed stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger.
      The proposals are being presented to the respective stockholders of each company at their special meetings. The dates, times and places of the meetings are as follows:

For Medicis stockholders:	For Inamed stockholders:
, 2005, a.m., local time	, 2005, a.m., local time
      Your vote is very important. Whether or not you plan to attend your respective company’s special meeting, please take the time to vote by completing and mailing to us the enclosed proxy card or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone. If your shares are held in “street name,” you must instruct your broker in order to vote.
      Sincerely,

Jonah Shacknai Chairman of the Board and Chief Executive Officer Medicis Pharmaceutical Corporation	Nicholas L. Teti Chairman of the Board, President and Chief Executive Officer Inamed Corporation
      None of the Securities and Exchange Commission or any state securities regulator has approved or disapproved of these transactions or the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
      This joint proxy statement/prospectus is dated                    , 2005, and is being mailed to stockholders of Medicis and Inamed on or about                     , 2005.

MEDICIS PHARMACEUTICAL CORPORATION
8125 North Hayden Road
Scottsdale, Arizona 85258
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                         , 2005

To the Stockholders of Medicis Pharmaceutical Corporation:
      We will hold a special meeting of stockholders of Medicis at                     , on                     , 2005, at       a.m. local time, for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of shares of Medicis Class A common stock pursuant to the Agreement and Plan of Merger, dated as of March 20, 2005, by and among Medicis Pharmaceutical Corporation, Masterpiece Acquisition Corp., a wholly-owned subsidiary of Medicis, and Inamed Corporation.

2. To consider and vote upon a proposal to approve an amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis Class A common stock from 150,000,000 to 300,000,000 and change Medicis’ name from “Medicis Pharmaceutical Corporation” to “Medicis”.

3. To consider and vote upon a proposal to adjourn the Medicis special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Medicis special meeting in favor of the foregoing.

4. To transact any other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.
      These items of business are described in the attached joint proxy statement/ prospectus. Only Medicis stockholders of record at the close of business on                     , 2005, the record date for the special meeting, are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting.
      The Medicis board of directors unanimously recommends that you vote “FOR” the proposal to approve the issuance of shares of Medicis common stock pursuant to the merger agreement, “FOR” approval of the amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis common stock and change Medicis’ name from “Medicis Pharmaceutical Corporation” to “Medicis” and “FOR” the proposal to adjourn the Medicis special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Medicis special meeting in favor of the foregoing.
      A list of stockholders eligible to vote at the Medicis special meeting will be available for inspection at the special meeting, and at the executive offices of Medicis during regular business hours for a period of no less than ten days prior to the special meeting.
      Your vote is very important. It is important that your shares be represented and voted whether or not you plan to attend the special meeting in person. You may vote by completing and mailing the enclosed proxy card, or you may grant your proxy electronically via the Internet or by telephone. If your shares are held in “street name,” which means shares held of record by a broker, bank or other nominee, you should check the voting form used by that firm to determine whether you will be able to submit your proxy by telephone or over the Internet. Submitting a proxy over the Internet, by telephone or by mailing the enclosed proxy card will ensure your shares are represented at the special meeting. Please review the instructions in this joint proxy statement/ prospectus and the enclosed proxy card or the information forwarded by your bank, broker or other holder of record regarding each of these options.

By Order of the Board of Directors,

Mark A. Prygocki, Sr.
Executive Vice President, Chief Financial Officer,
Corporate Secretary and Treasurer
Medicis Pharmaceutical Corporation
                    , 2005

INAMED CORPORATION
5540 Ekwill Street
Santa Barbara, California 93111
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                         , 2005

To the Stockholders of Inamed Corporation:
      We will hold a special meeting of stockholders of Inamed at                     , on                     , 2005, at       a.m. local time, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of March 20, 2005, by and among Medicis Pharmaceutical Corporation, Masterpiece Acquisition Corp., a wholly-owned subsidiary of Medicis, and Inamed Corporation, and approve the merger contemplated by the merger agreement, pursuant to which Inamed would merge with and into Masterpiece Acquisition Corp., and each outstanding share of Inamed common stock would be converted into the right to receive 1.4205 shares of Medicis Class A common stock and $30.00 in cash.

2. To consider and vote upon a proposal to adjourn the Inamed special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Inamed special meeting in favor of the foregoing.

3. To transact any other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.
      These items of business are described in the attached joint proxy statement/ prospectus. Only Inamed stockholders of record at the close of business on                     , 2005, the record date for the special meeting, are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting.
      The Inamed board of directors has approved the merger agreement and the merger and unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and approve the merger and “FOR” the proposal to adjourn the Inamed special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Inamed special meeting in favor of the foregoing.
      A list of stockholders eligible to vote at the Inamed special meeting will be available for inspection at the special meeting and at the executive offices of Inamed during regular business hours for a period of no less than ten days prior to the special meeting.
      Your vote is very important. It is important that your shares be represented and voted whether or not you plan to attend the special meeting in person. You may vote by completing and mailing the enclosed proxy card, or you may grant your proxy electronically via the Internet or by telephone. If your shares are held in “street name,” which means shares held of record by a broker, bank or other nominee, you should check the voting form used by that firm to determine whether you will be able to submit your proxy by telephone or over the Internet. Submitting a proxy over the Internet, by telephone or by mailing the enclosed proxy card will ensure your shares are represented at the special meeting. Please review the instructions in this joint proxy statement/ prospectus and the enclosed proxy card or the information forwarded by your bank, broker or other holder of record regarding each of these options. An abstention or your failure to vote or to instruct your broker to vote if your shares are held in “street name” will have the same effect as voting against the proposal to adopt the merger agreement and approve the merger.

By Order of the Board of Directors,

Joseph A. Newcomb
Executive Vice President, Secretary and General
Counsel
Inamed Corporation
                    , 2005

ADDITIONAL INFORMATION
      This joint proxy statement/ prospectus incorporates by reference important business and financial information about Medicis and Inamed from documents that are not included in or delivered with this joint proxy statement/ prospectus. For a more detailed description of the information incorporated by reference into this joint proxy statement/ prospectus and how you may obtain it, see “Additional Information — Where You Can Find More Information” on page 159.
      You can obtain any of the documents incorporated by reference into this joint proxy statement/ prospectus from Medicis or Inamed, as applicable, or from the Securities and Exchange Commission, which is referred to as the SEC, through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Medicis and Inamed without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/ prospectus. Medicis stockholders and Inamed stockholders may request a copy of such documents in writing or by telephone by contacting the applicable department at:

Medicis Pharmaceutical Corporation 8125 North Hayden Road Scottsdale, Arizona 85258 Attn: Investor Relations (602) 808-8800	Inamed Corporation 5540 Ekwill Street Santa Barbara, California 93111 Attn: Investor Relations (805) 683-6761
      In addition, you may obtain copies of the information relating to Medicis, without charge, by sending an e-mail to investorIrelations@medicis.com. You may obtain copies of some of this information by making a request through the Medicis investor relations website at www.medicis.com/company/request.asp.
      You may obtain copies of the information relating to Inamed, without charge, by sending an e-mail to investors@inamed.com. You may obtain copies of some of this information by making a request through the Inamed investor relations website at www.inamed.com/contact/investor relations.cgi.
      We are not incorporating the contents of the websites of the SEC, Medicis, Inamed or any other person into this document. We are only providing the information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/ prospectus at these websites for your convenience.
      In order for you to receive timely delivery of the documents in advance of the Medicis and Inamed special meetings, Medicis or Inamed, as applicable, should receive your request no later than                     , 2005.
      For information about where to obtain copies of documents, see “Additional Information — Where You Can Find More Information” on page 159.

QUESTIONS AND ANSWERS ABOUT THE MERGER
      The following are some questions that you, as a stockholder of Medicis or Inamed, may have regarding the merger and the other matters being considered at the respective special meetings of stockholders of Medicis and Inamed and brief answers to those questions. Medicis and Inamed urge you to read carefully the remainder of this joint proxy statement/ prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the respective special meetings of stockholders. Additional important information is also contained in the annexes to and the documents incorporated by reference in this joint proxy statement/ prospectus.

Q:	Why are Medicis and Inamed stockholders receiving this joint proxy statement/ prospectus?

A:	Medicis and Inamed have agreed to the merger of Medicis and Inamed under the terms of a merger agreement that is described in this joint proxy statement/ prospectus. A copy of the merger agreement is attached to this joint proxy statement/ prospectus as Annex A.

In order to complete the merger, Medicis stockholders must vote to approve the issuance of shares of Medicis common stock in the merger and Inamed stockholders must adopt the merger agreement and approve the merger. Medicis and Inamed will hold separate special meetings of their respective stockholders to obtain these approvals.

This joint proxy statement/ prospectus contains important information about the merger, the merger agreement and the special meetings of the respective stockholders of Medicis and Inamed, which you should read carefully. The enclosed voting materials allow you to vote your shares without attending your respective company’s special meeting.

Your vote is very important. We encourage you to vote as soon as possible.

Q:	Why are Medicis and Inamed proposing the merger?

A:	Medicis and Inamed both believe that the merger will provide substantial strategic and financial benefits to the stockholders of both companies because the merger will allow stockholders of both companies the opportunity to participate in a larger, more diversified company. We both also believe that the combination will create a stronger and more competitive company that is capable of creating more stockholder value than either Medicis or Inamed could on its own. The combined company will be a leading specialty pharmaceutical, aesthetic and obesity intervention products company. To review the reasons for the merger in greater detail, see “Recommendation of the Medicis Board of Directors and Its Reasons for the Merger” on page 62 and “Recommendation of the Inamed Board of Directors and Its Reasons for the Merger” on page 66.

Q:	What will happen in the merger?

A:	Pursuant to the terms of the merger agreement, Inamed will merge with and into Masterpiece Acquisition Corp., a wholly owned subsidiary of Medicis, with Masterpiece Acquisition Corp. surviving and continuing as a wholly owned subsidiary of Medicis.

Q:	What consideration will Inamed stockholders receive in the merger?

A:	If the merger is completed, Inamed stockholders will have the right to receive 1.4205 shares of Medicis Class A common stock and $30 in cash for each share of Inamed common stock they own. Inamed stockholders will receive cash for any fractional share of Medicis common stock that they would otherwise be entitled to receive in the merger after aggregating all fractional shares to be received by them.

Q:	Should Inamed stockholders send in their Inamed stock certificates now?

A:	No. After the merger is completed, you will be sent written instructions for exchanging your share certificates for the merger consideration.

Q:	How will Medicis stockholders be affected by the merger and issuance of Medicis common stock in the merger?

A:	After the merger, Medicis stockholders will continue to own their existing shares of Medicis common stock. Accordingly, Medicis stockholders will hold the same number of shares of Medicis common stock that they held immediately prior to the merger. However, because Medicis will be issuing new shares of Medicis common stock to Inamed stockholders in the merger, each outstanding share of Medicis common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Medicis common stock outstanding after the merger.

Q:	When do Medicis and Inamed expect the merger to be completed?

A:	Medicis and Inamed are working to complete the merger as quickly as practicable and currently expect the merger to be completed by the end of calendar 2005. However, we cannot predict the exact timing of the completion of the merger because it is subject to regulatory approvals and other conditions. See “Summary — Conditions to Completion of the Merger” on page 7. There may be a substantial period of time between the approval of the proposals by stockholders at the special meetings of Medicis and Inamed stockholders and the effectiveness of the merger.

Q:	What are the United States federal income tax consequences of the merger?

A:	It is generally expected that for United States federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and the consummation of the merger is conditioned on the receipt by each of Medicis and Inamed of an opinion from its counsel to the effect that the merger will so qualify. Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then, in general, an Inamed stockholder:

• will recognize gain (but not loss) with respect to its Inamed common stock in an amount equal to the lesser of (i) any gain realized with respect to such stock or (ii) the amount of cash received with respect to such stock (other than any cash received instead of a fractional share of Medicis common stock); and

• will recognize gain (or loss) to the extent any cash received instead of a fractional share of Medicis common stock exceeds (or is less than) the basis of such fractional share.

No gain or loss will be recognized by Medicis, Inamed or the Medicis stockholders as a result of the merger.

Tax matters are very complicated, and the tax consequences of the merger to an Inamed stockholder will depend on the facts of each stockholder’s own situation. For a description of the material federal income tax consequences of the merger, please see the information set forth in “Material United States Federal Income Tax Consequences” beginning on page 10. Inamed stockholders are also urged to consult their tax advisors for a full understanding of the tax consequences of the merger.

Q:	Are Medicis and Inamed stockholders entitled to appraisal rights?

A:	Under Delaware law, holders of Inamed common stock have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of common stock, as determined by the Delaware Court of Chancery, rather than the merger consideration. To exercise appraisal rights, Inamed stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under the section entitled “The Merger — Appraisal Rights” on page 94. In addition, the text of the applicable provision of Delaware law is included as Annex F to this joint proxy statement/ prospectus.

Holders of Medicis common stock are not entitled to appraisal rights in connection with the issuance of Medicis common stock in the merger.

v

Q:	What are Medicis stockholders voting on?

A:	Medicis stockholders are voting on a proposal to approve the issuance of shares of Medicis common stock pursuant to the merger agreement. The approval of this proposal by Medicis stockholders is a condition to the effectiveness of the merger.

Medicis stockholders are also voting on a proposal to approve an amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis common stock and change Medicis’ name from “Medicis Pharmaceutical Corporation” to “Medicis”. In addition, Medicis stockholders are voting on a proposal to adjourn the Medicis special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Medicis special meeting in favor of the foregoing. The approval of these proposals is not a condition to the effectiveness of the merger.

Medicis stockholders are voting on each proposal separately. Your vote on one proposal has no bearing on any other proposal, or any other matter that may come before the Medicis special meeting.

Q:	What are Inamed stockholders voting on?

A:	Inamed stockholders are voting on a proposal to adopt the merger agreement and approve the merger. The approval of this proposal by Inamed stockholders is a condition to the effectiveness of the merger. Inamed stockholders are also voting on a proposal to adjourn the Inamed special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Inamed special meeting in favor of the foregoing.

Inamed stockholders are voting on each proposal separately. Your vote on one proposal has no bearing on the other proposal, or any other matter that may come before the Inamed special meeting.

Q:	What vote of Medicis stockholders is required to approve the issuance of shares of Medicis common stock in the merger?

A:	Approval of the issuance of shares of Medicis common stock pursuant to the merger agreement requires the affirmative vote of the holders of a majority of shares of Medicis common stock present or represented by proxy and voted on such proposal, provided that the total votes cast on the proposal represents over 50% of the outstanding shares of Medicis common stock entitled to vote on the proposal.

Q:	What vote of Medicis stockholders is required to approve the amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis common stock and change Medicis’ name from “Medicis Pharmaceutical Corporation” to “Medicis”?

A:	Approval of the amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis common stock and change Medicis’ name from “Medicis Pharmaceutical Corporation” to “Medicis” requires the affirmative vote of the holders of a majority of the outstanding shares of Medicis common stock entitled to vote at the special meeting.

Q:	What vote of Inamed stockholders is required to adopt the merger agreement and approve the merger?

A:	Approval of the proposal to adopt the merger agreement and approve the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Inamed common stock entitled to vote at the special meeting.

Q:	How does the board of directors of Medicis recommend that Medicis stockholders vote?

A:	The Medicis board of directors believes that the merger is fair to, and in the best interest of, Medicis and its stockholders and has declared the merger to be advisable to its stockholders, and unanimously recommends that Medicis stockholders vote “FOR” approval of the issuance of shares of Medicis common stock to Inamed stockholders pursuant to the merger agreement. In addition, the Medicis board of directors unanimously recommends that Medicis stockholders vote “FOR” approval of the amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis common stock and change Medicis’ name from “Medicis Pharmaceutical Corporation” to “Medicis” and “FOR” the

proposal to adjourn the Medicis special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Medicis special meeting in favor of the foregoing.

Q:	How does the board of directors of Inamed recommend that Inamed stockholders vote?

A:	The Inamed board of directors has determined that the merger agreement and the merger are advisable and fair to and in the best interests of Inamed and its stockholders. Accordingly, the Inamed board of directors has approved the merger agreement and the merger. The Inamed board of directors unanimously recommends that Inamed stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger and “FOR” the proposal to adjourn the Inamed special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Inamed special meeting in favor of the foregoing.

Q:	When and where will the special meetings of stockholders be held?

A:	The Medicis special meeting will take place at , on , 2005, at a.m. local time. The Inamed special meeting will take place at , on , 2005, at a.m. local time.

Q:	Who can attend and vote at the special meetings?

A:	All Medicis stockholders of record as of the close of business on , 2005, the record date for the Medicis special meeting, are entitled to receive notice of and to vote at the Medicis special meeting. All Inamed stockholders of record as of the close of business on , 2005, the record date for the Inamed special meeting, are entitled to receive notice of and to vote at the Inamed special meeting.

Q:	What should Medicis and Inamed stockholders do now in order to vote on the proposals being considered at their company’s special meeting?

A:	Stockholders of record of Medicis as of the record date for the Medicis special meeting and stockholders of record of Inamed as of the record date of the Inamed special meeting may now vote by proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If you hold Medicis shares or Inamed shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your broker, bank or nominee to see if you may submit voting instructions using the Internet or telephone.

Additionally, you may also vote in person by attending your respective company’s special meeting of stockholders. If you plan to attend your respective company’s special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at your respective company’s special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting. Whether or not Medicis stockholders or Inamed stockholders plan to attend the special meeting of their respective company, they are encouraged to grant their proxy as described in this joint proxy statement/ prospectus.

Q:	What will happen if I abstain from voting or fail to vote?

A:	An abstention, which occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting, will have the same effect as voting against the issuance of shares of Medicis common stock under the merger agreement, the approval of the amendment to Medicis’ certificate of incorporation and the approval of the adjournment proposal. The failure of a Medicis stockholder to vote or to instruct your broker to vote if your shares are held in “street name” may have a negative effect on Medicis’ ability to obtain the number of votes cast necessary for approval of the issuance of shares of Medicis common stock under the merger agreement in accordance with the listing requirements of the New York Stock Exchange and will have the same effect as voting against the approval of the amendment to Medicis’ certificate of incorporation.

An abstention or the failure of an Inamed stockholder to vote or to instruct your broker to vote if your shares are held in “street name” will have the same effect as voting against the proposal to adopt the merger agreement and approve the merger. An abstention will also have the same effect as voting against the approval of the adjournment proposal.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the special meeting by:

• delivering a signed written notice of revocation to the corporate secretary of your respective company at:

Medicis Pharmaceutical Corporation 8125 North Hayden Road Scottsdale, Arizona 85258 Attn: Corporate Secretary	Inamed Corporation 5540 Ekwill Street Santa Barbara, California 93111 Attn: Corporate Secretary

• signing and delivering a new, valid proxy bearing a later date; and if it is a written proxy, it must be signed and delivered to the attention of your respective company’s corporate secretary;

• submitting another proxy by telephone or on the Internet (provided that your latest telephone or Internet voting instructions are followed); or

• attending the special meeting and voting in person, although your attendance alone will not revoke your proxy.

If your shares are held in “street name”, you must contact your broker, bank or other nominee to change your vote.

Q:	What should Medicis stockholders or Inamed stockholders do if they receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/ prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a stockholder of Medicis and Inamed, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	What risks should Medicis and Inamed stockholders consider prior to voting at the special meetings?

A:	Medicis and Inamed stockholders should carefully review the section of this joint proxy statement/ prospectus entitled “Risk Factors” beginning on page 19.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/ prospectus, the enclosed proxy card or voting instructions, you should contact:

if you are a Medicis stockholder:

8125 North Hayden Road Scottsdale, Arizona 85258 Attention: Investor Relations Telephone: (602) 808-3854

or

The Proxy Advisory Group of Strategic Stock Surveillance, LLC 331 Madison Avenue — 4th Floor New York, New York 10017 Call toll-free (866) 657-8728 if you are an Inamed stockholder:

5540 Ekwill Street Santa Barbara, California 93111-2936 Attention: Investor Relations Telephone: (805) 683-6761

SUMMARY

The following is a summary that highlights information contained in this joint proxy statement/ prospectus. This summary may not contain all of the information that may be important to you. For a more complete description of the merger agreement, the merger and the share issuance, we encourage you to read carefully this entire joint proxy statement/ prospectus, including the attached annexes. In addition, we encourage you to read the information incorporated by reference into this joint proxy statement/ prospectus, which includes important business and financial information about Medicis and Inamed that has been filed with the SEC. You may obtain the information incorporated by reference into this joint proxy statement/ prospectus without charge by following the instructions in the section entitled “Additional Information — Where You Can Find More Information” beginning on page 159.
The Companies

Medicis Pharmaceutical Corporation
8125 North Hayden Road
Scottsdale, Arizona 85258
(602) 808-8800

Medicis is a leading independent specialty pharmaceutical company focusing primarily on helping patients attain a healthy and youthful appearance and self-image through the development and marketing of products in the United States for the treatment of dermatologic and aesthetic conditions in the United States and Canada, and podiatric conditions in the United States. Medicis has built its business by executing a four-part growth strategy. This strategy consists of promoting existing core brands, developing new products and important product line extensions, entering into strategic collaborations, and acquiring complementary products, technologies and businesses. Medicis cultivates relationships of trust and confidence with the high prescribing dermatologists and podiatrists and the leading plastic surgeons in the United States.

Medicis offers a broad range of products addressing various conditions including acne, fungal infections, rosacea, hyperpigmentation, photoaging, psoriasis, eczema, skin and skin-structure infections, seborrheic dermatitis and cosmesis (improvement in the texture and appearance of skin).

Medicis has developed and obtained rights to pharmaceutical agents in various stages of development. Medicis has a variety of products under development, ranging from new products to existing product line extensions and reformulations of existing products. Medicis’ strategy involves the rapid evaluation and formulation of new therapeutics by obtaining preclinical safety and efficacy data, when possible, followed by rapid safety and efficacy testing in humans. In March 2003, Medicis expanded into the dermal aesthetic market through its acquisition of the exclusive United States and Canadian rights to market, distribute and commercialize the dermal restorative products known as RESTYLANE®, PERLANEtm and RESTYLANE FINE LINEStm. As a result of its increasing financial strength, Medicis has begun adding long-term projects to its development pipeline. Historically, Medicis has supplemented its research and development efforts by entering into research and development agreements with other pharmaceutical and biotechnology companies.

Medicis was incorporated in July 1987. Medicis’ common stock is traded on the New York Stock Exchange under the symbol “MRX”.
Inamed Corporation
5540 Ekwill Street
Santa Barbara, California 93111
(805) 683-6761

Inamed is a global healthcare company that develops, manufactures, and markets a diverse line of products that enhance the quality of people’s lives. These products include breast implants for aesthetic augmentation and reconstructive surgery following a mastectomy, a range of dermal products to correct facial wrinkles, the BioEnterics® LAP-BAND® System designed to treat severe and morbid obesity, and the BioEnterics® Intragastric Balloon (BIB®) system for the treatment of obesity. Inamed’s breast aesthetics products and facial aesthetics products are marketed under Inamed Aesthetics, and its obesity intervention products are marketed under Inamed Health.
      Inamed develops, manufactures and markets a diverse line of breast implants, consisting of a variety of shapes, sizes and textures. Inamed’s breast implants consist of a silicone elastomer shell filled with either a saline solution or silicone gel with varying degrees of cohesivity. This shell can consist of either a smooth or textured surface. Inamed markets its breast implants under the trade names McGhan® and CUI® and the trademarks BioCell®, MicroCell®, BioDimensionaltm, and Inamed®. Inamed’s breast implants are available in a large number of variations to meet customers’ preferences and needs.
      Inamed develops, manufactures and markets dermal filler products designed to improve facial appearance by smoothing wrinkles and scars and enhancing the definition of facial structure. Inamed’s primary facial aesthetics products are Zydermtm, Zyplasttm, CosmoDerm®, CosmoPlast®, the Hylaform® product range, the Juvédermtm/ Hydrafill® product range and Captiquetm. In July 2002, Inamed acquired the exclusive rights in the United States, Canada and Japan to sell Ipsen Ltd.’s botulinum toxin Type A product, branded as Reloxin® in the United States, for all cosmetic indications. In January 2004, Inamed acquired the exclusive rights to sell Juvéderm® in the United States, Canada, and Australia, and the non-exclusive rights to sell the product under a different name in various other countries.
      Inamed also develops, manufactures and markets several devices for the treatment of obesity. Its principal product in this market area, the BioEnterics® LAP-BAND® System, is designed to provide minimally invasive long-term treatment of morbid obesity and is used as an alternative to gastric bypass surgery or stomach stapling. The BioEnterics® LAP-BAND® System is an adjustable silicone elastomer band which is laparoscopically placed around the upper part of the stomach through a small incision, creating a small pouch at the top of the stomach. This slows down the passage of food and makes the patient feel full sooner. Unlike a gastric bypass which is permanent, the BioEnterics® LAP-BAND® System procedure is adjustable and reversible.
      McGhan Medical Corporation was incorporated in 1974 and was a manufacturer of silicone products for plastic and reconstructive surgery. In 1977, that business was sold to Minnesota Mining and Manufacturing Company, or 3M. In 1984, a newly formed McGhan Medical Corporation acquired the assets of 3M’s silicone implant product line. In 1985, that corporation became a subsidiary of a publicly-held company through a merger with First American Corporation, a Florida corporation. In 1986, First American changed its name to Inamed Corporation. In December 1998, Inamed changed its state of incorporation to Delaware through a reincorporation merger. Inamed’s common stock trades on the NASDAQ National Market (NASDAQ) under the symbol “IMDC.”
The Merger (see page 2)
      Medicis and Inamed have agreed to the merger of Medicis and Inamed under the terms of the merger agreement that is described in this joint proxy statement/ prospectus. Pursuant to the merger agreement, Inamed will merge with and into Masterpiece Acquisition Corp., a wholly-owned subsidiary of Medicis, with Masterpiece Acquisition Corp. surviving the merger. We have attached the merger agreement as Annex A to this joint proxy statement/ prospectus. We encourage you to carefully read the merger agreement in its entirety because it is the legal document that governs the merger.

Merger Consideration
      If you are an Inamed stockholder, other than an Inamed stockholder that validly exercises appraisal rights under Delaware law, upon completion of the merger each of your shares of Inamed common stock will be converted into the right to receive 1.4205 shares of Medicis Class A common stock and $30.00 in cash, subject to such adjustments as may be necessary to preserve the expected United States federal income tax treatment of the merger. We refer to the share and cash consideration to be paid to the Inamed stockholders by Medicis as the merger consideration. Medicis stockholders will continue to own their existing shares which will not be affected by the merger, except that, because Medicis will be issuing new shares of Medicis common stock to Inamed stockholders in the merger, each outstanding share of Medicis common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Medicis common stock outstanding after the merger.

Fractional Shares
      Medicis will not issue fractional shares of Medicis common stock in the merger. As a result, an Inamed stockholder will receive cash for any fractional share of Medicis common stock that they would otherwise be entitled to receive in the merger.
      For a full description of the treatment of fractional shares, see “The Merger Agreement — Fractional Shares” on page 110.

Inamed Equity Awards
      Upon completion of the merger, all options outstanding under Inamed’s Non-Employee Director’s Stock Option Plan, 1998 Stock Option Plan, 2003 Outside Director Compensation Plan, and 2004 Performance Stock Option Plan, and standalone stock option grants to certain executive officers will be assumed by Medicis and converted into options to purchase shares of Medicis common stock. All options outstanding under Inamed’s 1999 Stock Option Plan and 2000 Stock Option Plan will be assumed by Medicis and converted into options to purchase the merger consideration that would have been received if such options had been exercised in full for Inamed common stock immediately prior to the closing of the merger and exchanged for the merger consideration. The conversion ratios and exercise prices will be determined in accordance with the merger agreement. In addition, under the terms of the merger agreement, the vesting requirements applicable to each Inamed stock option that was outstanding on March 20, 2005 and which remains outstanding upon the completion of the merger will automatically lapse and such options will become immediately vested and exercisable in full. In addition, certain of Inamed’s outstanding stock options contain provisions which will cause such options to become immediately vested and exercisable in full upon stockholder approval of the merger. Except for certain adjustments to reflect the effects of the transaction or as otherwise described above, each outstanding Inamed stock option will continue to be governed by the terms and conditions of the relevant stock option plan and stock option agreement applicable to such stock option immediately prior to the closing of the merger.
      All outstanding rights that Inamed may hold to acquire unvested shares of Inamed common stock approved pursuant to the Inamed 2003 Restricted Stock Plan prior to March 20, 2005 will lapse at the effective time of the merger if the holder of such restricted shares is still employed by Inamed on that date. All rights which Inamed may hold to acquire unvested shares approved after March 20, 2005 will be assigned to Medicis and will thereafter be exercisable upon the same terms and conditions in effect immediately prior to the merger, except for certain adjustments to reflect the effects of the transaction.
      All purchase rights issued and outstanding under the Inamed employee stock purchase plan as of the date of Inamed stockholder approval of the merger will be exercised on such date. The employee stock purchase plan will be suspended, and no additional offering periods will commence on or after the date of Inamed stockholder approval of the merger. Inamed agreed to take all actions necessary to terminate its employee stock purchase plan no later than the effective time of the merger.
      For a full description of the treatment of Inamed equity awards, see “The Merger Agreement — Inamed Equity Awards and Benefit Plans — Inamed Equity Awards” beginning on page 122.
Recommendations of the Boards of Directors (see pages 62 and 66)

Medicis
      The Medicis board of directors believes that the merger is fair to, and in the best interest of, Medicis and its stockholders and has declared the merger to be advisable to its stockholders, and unanimously recommends that Medicis stockholders vote “FOR” approval of the issuance of shares of Medicis common stock to Inamed stockholders pursuant to the merger agreement. In addition, the Medicis board of directors unanimously recommends that Medicis stockholders vote “FOR” approval of the amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis common stock and change Medicis’ name from “Medicis Pharmaceutical Corporation” to “Medicis” and “FOR” the proposal to adjourn the Medicis special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Medicis special meeting in favor of the foregoing.

Inamed
      The Inamed board of directors believes that the merger agreement and the merger are advisable and fair to, and in the best interests of, Inamed and its stockholders and has unanimously approved the merger agreement and the merger, and unanimously recommends that Inamed stockholders vote “FOR” adoption of the merger agreement and approval of the merger and “FOR” the proposal to adjourn the Inamed special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Inamed special meeting in favor of the foregoing.
Stockholders Entitled to Vote; Vote Required (see pages 48 and 52)

Medicis
      You can vote at the Medicis special meeting if you owned Medicis common stock at the close of business on                     , 2005, which is referred to as the Medicis record date. On that date, there were                      shares of Medicis common stock outstanding and entitled to vote at the Medicis special meeting. You may cast one vote for each share of Medicis common stock that you owned on the Medicis record date. In accordance with the listing requirements of the NYSE, stockholder approval of the issuance of shares of Medicis common stock pursuant to the merger agreement requires the affirmative vote of the holders of a majority of shares of Medicis common stock present or represented by proxy and voted on such proposal, provided that the total votes cast on the proposal represent over 50% of the outstanding shares of Medicis common stock entitled to vote on the proposal. In accordance with the requirements of General Corporation Law of the State of Delaware, which is referred to as the DGCL, the approval of the amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis common stock and change Medicis’ name requires the affirmative vote of the holders of a majority of the shares of outstanding Medicis common stock entitled to vote at the special meeting. In accordance with Medicis’ bylaws, the approval of a proposal to adjourn the special meeting requires the affirmative vote of the holders of a majority of the shares of Medicis common stock represented at the meeting and entitled to vote thereon, whether or not a quorum is present.
      Abstentions and “broker non-votes,” will be counted in determining whether a quorum is present at the Medicis special meeting. For each proposal, an abstention, which occurs when a stockholder attends a meeting either in person or by proxy, but abstains from voting, will have the same effect as a vote against the proposals. A “broker non-vote” occurs when shares are held in “street name” by a broker or other nominee on behalf of a beneficial owner and the beneficial owner does not instruct the broker or nominee how to vote the shares at the special meeting for a proposal and the broker or nominee does not have discretionary authority to vote such shares. Brokers do not have discretionary authority to vote on the proposal to approve the issuance of shares of Medicis common stock in the merger. These resulting broker non-votes could have a negative effect on Medicis’ ability to obtain approval of this proposal because broker non-votes are not considered cast for purposes of determining whether the number of votes cast on the proposal represents over 50% of the outstanding shares. Brokers do have discretionary authority to vote on the proposal to amend Medicis’ certificate of incorporation and the proposal to adjourn the special meeting, and therefore broker non-votes should not result from these proposals.

Inamed
      You can vote at the Inamed special meeting if you owned Inamed common stock at the close of business on                     , 2005, which is referred to as the Inamed record date. On that date, there were                      shares of Inamed common stock outstanding and entitled to vote at the Inamed special meeting. You may cast one vote for each share of Inamed common stock that you owned on the Inamed record date. The affirmative vote of the holders of a majority of the outstanding shares of Inamed common stock entitled to vote at the special meeting, in person or by proxy, is required to adopt the merger agreement and approve the merger. The approval of a proposal to adjourn the special meeting requires the affirmative vote of the holders of a majority of the voting shares represented at the meeting and entitled to vote.
      Abstentions and “broker non-votes” will be counted in determining whether a quorum is present at the Inamed special meeting. Abstentions and broker non-votes will have the same effect as a vote against the proposal to adopt the merger agreement and approve the merger. Brokers do have discretionary authority to vote on the proposal to adjourn the special meeting and therefore broker non-votes should not result from this proposal.
Share Ownership of Directors and Executive Officers
      At the close of business on the Medicis record date, directors and executive officers of Medicis and their affiliates beneficially owned and were entitled to vote approximately                      shares of Medicis common stock, collectively representing approximately           % of the shares of Medicis common stock outstanding on that date.
      At the close of business on the Inamed record date, directors and executive officers of Inamed and their affiliates beneficially owned and were entitled to vote approximately                      shares of Inamed common stock, collectively representing           % of the shares of Inamed common stock outstanding on that date.
Opinions of Deutsche Bank, Thomas Weisel Partners and JPMorgan (see pages 70, 76 and 84)

Medicis
      On March 20, 2005, Deutsche Bank Securities Inc., or Deutsche Bank, financial advisor to Medicis, delivered to the Medicis board of directors its oral opinion, which was subsequently confirmed in a written opinion dated as of March 20, 2005, that, as of that date, and based upon and subject to the considerations described in its opinion and based upon such other matters as Deutsche Bank considered relevant, the merger consideration to be paid by Medicis pursuant to the merger agreement was fair to Medicis from a financial point of view. The full text of Deutsche Bank’s written opinion is attached to this joint proxy statement/ prospectus as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Deutsche Bank’s opinion does not constitute a recommendation to any stockholder as to any matters relating to the merger. Upon delivery of Deutsche Bank’s opinion, Medicis paid Deutsche Bank a fee of $1 million. Additionally, Medicis has agreed to pay Deutsche Bank a transaction fee of $15.5 million against which any previous fees paid will be credited, which is contingent upon completion of the merger.
      Thomas Weisel Partners LLC delivered its opinion to the Medicis board of directors, which was subsequently confirmed in writing that, as of March 20, 2005, and based upon and subject to the various considerations set forth in its opinion, the consideration to be paid by Medicis in the merger was fair, from a financial point of view, to Medicis. The full text of the Thomas Weisel Partners opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Thomas Weisel Partners in rendering its opinion, is attached as Annex C to this joint proxy statement/ prospectus. Medicis stockholders should read the Thomas Weisel Partners opinion carefully and in its entirety. The Thomas Weisel Partners opinion is directed to the Medicis board of directors and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the merger. Upon delivery of Thomas Weisel Partners’ opinion, Medicis paid Thomas Weisel Partners a fee of $750,000.

Inamed
      On March 20, 2005, JPMorgan Securities Inc., or JPMorgan, financial advisor to Inamed, delivered to the Inamed board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 20, 2005, that, as of that date, and based upon and subject to the factors and assumptions set forth in the opinion, the aggregate merger consideration to be received by the holders of the shares of

Inamed common stock pursuant to the merger was fair, from a financial point of view, to such holders. The full text of JPMorgan’s written opinion is attached to this joint proxy statement/ prospectus as Annex D. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. JPMorgan’s opinion is directed to the Inamed board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger. Upon delivery of JPMorgan’s opinion, Inamed paid JPMorgan a fee of $1.5 million. Additionally, Inamed has agreed to pay JPMorgan a transaction fee equal to 0.50% of the value of the total merger consideration as of the closing of the merger against which the $1.5 million fee paid upon delivery of the opinion will be credited, and which is contingent upon completion of the merger.
Ownership of Medicis After the Merger
      Based on the number of shares of Medicis and Inamed common stock outstanding on their respective record dates, after completion of the merger, Medicis expects to issue approximately            million shares of Medicis common stock. We estimate that immediately after the merger, on a fully diluted basis, Inamed stockholders will hold approximately           % of the shares of Medicis common stock, based on the fully-diluted number of shares of Medicis common stock and Inamed common stock as of the respective record dates.
Interests of Medicis’ and Inamed’s Directors and Executive Officers (see page 98)
      In considering the recommendation of the respective board of directors of Medicis and Inamed with respect to the merger, the stockholders of both companies should be aware that some of the executive officers and directors of Medicis and Inamed have interests in the merger that differ from, or are in addition to, the interests of that company’s stockholders. The Medicis board of directors and the Inamed board of directors were aware of these interests and considered them, among other matters, when making their respective decisions to approve the merger agreement.
Management of Medicis After the Merger
      It is currently expected that each of the current members of the Medicis board of directors will continue to serve on the Medicis board of directors following the closing of the merger. At the effective time of the merger, Mitchell S. Rosenthal, M.D., Nicholas L. Teti, Joy A. Amundson and Terry E. Vandewarker, each of whom is a current member of the Inamed board of directors, will be appointed to the Medicis board of directors. It is anticipated that Dr. Rosenthal will be placed in the director class with a term expiring in 2005, Ms. Amundson and Mr. Vandewarker will be placed in the director class with a term expiring in 2006 and Mr. Teti will be placed in the director class with a term expiring in 2007. Jonah Shacknai will serve as Chairman of the Medicis board of directors, and Mr. Teti will serve as Vice Chairman. It is also currently expected that, at the effective time of the merger, Mr. Vandewarker and Ms. Amundson will be appointed to the audit committee of the Medicis board of directors along with two current members of the Medicis board of directors.
      It is currently expected that all of the executive officers of Medicis will remain with Medicis after the merger in their current capacities, including Mr. Shacknai as Chief Executive Officer. It is also anticipated that Declan Daly, Inamed’s Chief Financial Officer, will be employed in a senior accounting position in Medicis’ finance department at the effective time of the merger and will report directly to, and have responsibility and authority in Medicis’ finance department second only to, Medicis’ Chief Financial Officer. In the event that Mr. Daly does not accept such employment upon the effective time of the merger, then Inamed will propose a qualified replacement for designation to the position ascribed for Mr. Daly, and Medicis shall consider such replacement in good faith. If Medicis rejects the proposed replacement, Inamed shall be entitled to propose at least two additional candidates for consideration in good faith by Medicis for such position.

Listing of Medicis Common Stock and Delisting of Inamed Common Stock (see pages 94 and 98)
      Application will be made to have the shares of Medicis common stock issued in the merger approved for listing on the NYSE, where Medicis common stock currently is traded under the symbol “MRX”. If the merger is completed, Inamed common stock will no longer be listed on NASDAQ and will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, and Inamed will no longer file periodic reports with the SEC.
Appraisal Rights (see page 94)

Medicis
      Under Delaware law, holders of Medicis common stock are not entitled to appraisal rights in connection with the issuance of Medicis common stock in the merger.

Inamed
      Holders of Inamed common stock who do not wish to accept the consideration payable pursuant to the merger may seek, under Section 262 of the DGCL, judicial appraisal of the fair value of their shares by the Delaware Court of Chancery. This value could be more than, less than or the same as the merger consideration for the Inamed common stock. Failure to strictly comply with all the procedures required by Section 262 of the DGCL will result in a loss of the right of appraisal.
      Merely voting against the merger will not preserve the right of Inamed stockholders of appraisal under Delaware law. Also, because a submitted proxy not marked “against” or “abstain” will be voted “FOR” the proposal to adopt the merger agreement and approve the merger and “FOR” the proposal to adjourn the Inamed special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Inamed special meeting in favor of the foregoing, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights. Inamed stockholders who hold shares in the name of a broker or other nominee must instruct their nominee to take the steps necessary to enable them to demand appraisal for their shares.
      Annex F to this joint proxy statement/ prospectus contains the full text of Section 262 of the DGCL, which relates to the rights of appraisal. We encourage you to read these provisions carefully and in their entirety.
Conditions to Completion of the Merger (see page 111)
      A number of conditions must be satisfied before the merger will be completed. These include, among others:

•	the approval of the issuance of shares of Medicis common stock in the merger by Medicis stockholders and the adoption of the merger agreement and approval of the merger by Inamed stockholders;

•	the receipt of all material governmental and regulatory consents, approvals, orders and authorizations required to consummate the merger;

•	the expiration or termination of the waiting period, or any extension to the waiting period, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act;

•	the absence of any judgment, injunction, order or decree of any governmental entity preventing the completion of the merger;

•	the absence of any litigation by any governmental entity seeking to prohibit the merger or that would otherwise have a material adverse effect on Medicis or Inamed;

•	the representations and warranties of each party contained in the merger agreement being true and correct, except to the extent that breaches of such representations and warranties would not result in a material adverse effect on the representing party;

•	the listing of the shares of Medicis common stock to be issued in the merger on the NYSE;

•	the absence of events or developments since the date of the merger agreement that would reasonably be expected to have a material adverse effect on either party;

•	the absence of effective demands for appraisal under the DGCL with respect to 10% or more of the outstanding shares of Inamed common stock;

•	the delivery of a tax opinion to each of Medicis and Inamed by its respective legal counsel to the effect that for United States federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	the pending SEC investigation of Inamed shall not have prevented Medicis from obtaining financing consistent with the terms of a financing commitment letter obtained by Medicis.
      Each of Medicis, Masterpiece Acquisition Corp. and Inamed may waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions has not been met. However, the tax opinion condition cannot be waived without the receipt of further Medicis stockholder and Inamed stockholder approval. Neither Medicis nor Inamed can give any assurance that all of the conditions to the merger will be either satisfied or waived or that the merger will occur.
Regulatory Approvals (see page 91)
      The completion of the merger is subject to compliance with the HSR Act. The notifications required under the HSR Act to the United States Federal Trade Commission, or the FTC, and the Antitrust Division of the United States Department of Justice, or the Antitrust Division, were filed on March 31, 2005 by Medicis and April 5, 2005 by Inamed. On May 5, 2005, Medicis and Inamed received from the FTC requests for additional information and documents with respect to the proposed merger. As a result of the requests for additional information and documents, the waiting period under the HSR Act has been extended until no earlier than 11:59 P.M. Eastern Time on the 30th day after both Medicis and Inamed have substantially complied with the requests for additional information and documents and Medicis and Inamed have jointly provided the FTC with a notice to commence the thirty-day waiting period, unless that period is terminated earlier by the FTC. At any time before or after completion of the merger, the FTC could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the merger or seeking divestiture of substantial assets of Medicis or Inamed. Medicis and Inamed may also be required to obtain additional regulatory approvals from various state and foreign authorities.
      While Medicis and Inamed expect to obtain all required regulatory approvals, we cannot assure you that these regulatory approvals will be obtained or that the receipt of these regulatory approvals will not involve additional conditions, including the requirement to divest products, or make changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the closing of the merger not being satisfied.
Agreement to Obtain Clearance from Regulatory Authorities (see page 121)
      Medicis and Inamed have agreed to use their reasonable best efforts to take, or cause to be taken, all actions necessary and proper under applicable law and regulations, including the HSR Act, to consummate the merger as promptly as practicable, but in no event later than December 19, 2005, which date may be extended in certain circumstances described in the merger agreement. However, Medicis is not required to agree to any divestiture, hold separate or licensing of any material assets or otherwise agree to any actions that materially limit its freedom of action with respect to, or its ability to retain, any asset or business of Medicis or Inamed.
No Solicitation by Medicis or Inamed (see page 113)
      The merger agreement contains restrictions on the ability of Medicis and Inamed to solicit or engage in discussions or negotiations with a third party with respect to a proposal to acquire a significant interest of Medicis’ or Inamed’s equity or assets. Notwithstanding these restrictions, the merger agreement provides that under specified circumstances and prior to the applicable approval by their respective stockholders, if Medicis or Inamed receives an unsolicited bona fide written proposal from a third party to acquire a significant interest in it that its board of directors determines in good faith is reasonably likely to lead to a proposal that is superior to the merger, Medicis or Inamed, as applicable, may furnish nonpublic information to that third party and engage in negotiations regarding an acquisition proposal with that third party.
Termination of the Merger Agreement (see page 126)
      Medicis and Inamed may mutually agree in writing, at any time before the effective time of the merger, to terminate the merger agreement. Also, either Medicis or Inamed may terminate the merger agreement in a number of circumstances, including if:

•	the merger is not consummated by December 19, 2005, unless such date is extended to January 31, 2006 on the terms provided in the merger agreement. We refer to this December 19, 2005 date, as it may be extended, as the outside date;

•	any governmental entity prohibits the merger;

•	Inamed stockholders fail to adopt the merger agreement and approve the merger at the Inamed special meeting; or

•	Medicis stockholders fail to approve the issuance of shares of Medicis common stock in the merger at the Medicis special meeting.
      Medicis may terminate the merger agreement if:

•	Inamed breaches its representations or warranties or fails to perform its covenants in the merger agreement, which breach or failure to perform results in a failure of the related conditions to the completion of the merger being satisfied and cannot be cured before the termination date;

•	the Inamed board of directors withdraws or adversely modifies its recommendation of the merger agreement;

•	the Inamed board of directors approves or recommends to Inamed stockholders an acquisition proposal other than the merger agreement;

•	a tender offer or exchange offer for shares of Inamed common stock is commenced (other than by Medicis) and the Inamed board of directors recommends that the Inamed stockholders tender their shares or the Inamed board of directors fails to timely recommend that the Inamed stockholders reject such an offer; or

•	for any reason Inamed fails to timely call, hold or convene the stockholder’s meeting that is the subject of this joint proxy statement/ prospectus.
      Inamed may terminate the merger agreement if:

•	Medicis breaches its representations or warranties or fails to perform its covenants in the merger agreement, which breach or failure to perform results in a failure of the related conditions to the completion of the merger being satisfied and cannot be cured before the termination date;

•	the Medicis board of directors withdraws or adversely modifies its recommendation of the share issuance;

•	the Medicis board of directors approves or recommends to Medicis stockholders an acquisition proposal other than the merger agreement;

•	a tender offer or exchange offer for shares of Medicis common stock is commenced (other than by Inamed) and the Medicis board of directors recommends that the Medicis stockholders tender their shares or the Medicis board of directors fails to timely recommend that the Medicis stockholders reject such an offer; or

•	for any reason Medicis fails to timely call, hold or convene the stockholder’s meeting that is the subject of this joint proxy statement/ prospectus.
Termination Fees (see page 127)
      If the merger agreement is terminated, Inamed, in certain specified circumstances, may be required to pay a termination fee of up to $90 million to Medicis, and Medicis, in certain specified circumstances, may be required to pay a termination fee of up to $70 million to Inamed. In addition, under certain circumstances, each party may be required to pay the other an expense fee of $10 million. As consideration for Inamed’s dismissal of pending litigation against Medicis, Medicis agreed to pay Inamed $16.5 million if either the $70 million termination fee or the $10 million expense fee becomes payable by Medicis or if the merger agreement is terminated because Medicis stockholders do not approve the issuance of shares pursuant to the merger agreement at the Medicis special meeting.
Material United States Federal Income Tax Consequences of the Merger (see page 92)
      It is generally expected that for United States federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The consummation of the merger is conditioned on the receipt by each of Medicis and Inamed of an opinion from its counsel to the effect that the merger will so qualify. Neither Medicis nor Inamed may waive these conditions to the merger after its respective stockholders have adopted the merger agreement unless further approval from its stockholders is obtained with appropriate disclosure. Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then, in general, an Inamed stockholder:

•	will recognize gain (but not loss) with respect to its Inamed common stock in an amount equal to the lesser of (i) any gain realized with respect to such stock or (ii) the amount of cash received with respect to such stock (other than any cash received instead of a fractional share of Medicis common stock); and

•	will recognize gain (or loss) to the extent any cash received instead of a fractional share of Medicis common stock exceeds (or is less than) the basis of such fractional share.
      No gain or loss will be recognized by Medicis, Inamed or the Medicis stockholders as a result of the merger.
      Tax matters are very complicated, and the tax consequences of the merger to an Inamed stockholder will depend on the facts of each stockholder’s own situation. For a description of the material United States federal income tax consequences of the merger, please see the information set forth in “The Merger — Material United States Federal Income Tax Consequences” beginning on page 92. Inamed stockholders are also urged to consult their tax advisors for a full understanding of the tax consequences of the merger.
Accounting Treatment (see page 94)
      Medicis will account for the merger as a business combination under United States generally accepted accounting principles.

Risk Factors (see page 19)
      In evaluating the merger, the merger agreement or the issuance of shares of Medicis common stock in the merger, you should carefully read this joint proxy statement/ prospectus and especially consider the factors discussed in the section entitled “Risk Factors” on page 19.
Dividend Policies

Medicis
      The holders of Medicis common stock receive dividends if and when declared by the Medicis board of directors. Since the beginning of fiscal 2004, Medicis has paid quarterly cash dividends aggregating approximately $11.9 million on its common stock. In addition, on June 15, 2005, Medicis declared a cash dividend of $0.03 per issued and outstanding share of common stock payable on July 29, 2005 to Medicis stockholders of record at the close of business on July 1, 2005 and on September 14, 2005 Medicis declared a cash dividend of $0.03 per issued and outstanding share of common stock payable on October 31, 2005 to Medicis stockholders of record at the close of business on October 3, 2005. Prior to these dividends, Medicis had not paid a cash dividend on its common stock. Medicis has not adopted a dividend policy. Medicis has agreed to limit the per-share amount of increases in quarterly dividends it might pay prior to the closing of the merger.
      The declaration and payment of dividends, however, is subject to the provisions of the DGCL and will depend upon business conditions, operating results, capital requirements and other factors that the board of directors deems relevant. Medicis can give no assurances that it will continue to pay dividends on the Medicis common stock in the future.

Inamed
      The holders of Inamed common stock receive dividends if and when declared by the Inamed board of directors. Inamed has not paid cash dividends for the fiscal years ended December 31, 2004 and 2003 and is precluded by the terms of the merger agreement from paying any dividends during the fiscal year that will end on December 31, 2005.
Material Differences in Rights of Medicis Stockholders and Inamed Stockholders (see page 146)
      Inamed stockholders receiving merger consideration will have different rights once they become Medicis stockholders due to differences between the governing documents of Medicis and Inamed. These differences are described in detail under “Comparison of Stockholders Rights and Corporate Governance Matters” beginning on page 146.
Expenses
      Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this joint proxy statement/ prospectus.

Summary Selected Historical Financial Data
      Medicis and Inamed are providing the following information to aid you in your analysis of the financial aspects of the merger.
Medicis Pharmaceutical Corporation
      The selected consolidated financial data below is derived from Medicis’ audited consolidated financial statements for each of the five years ended June 30, 2001 through 2005 contained in Medicis’ annual reports on Form 10-K for the years ended June 30, 2003, 2004 and 2005. The information is only a summary and should be read in conjunction with Medicis’ consolidated financial statements, accompanying notes and management’s discussion and analysis of results of operations and financial condition, all of which can be found in publicly available documents, including those incorporated by reference into this joint proxy statement/ prospectus. See “Additional Information — Where You Can Find More Information” on page 159.

	Fiscal Year Ended June 30,

	2005		2004	2003	2002		2001

	(In millions, except per share amounts)
Statements of Operations Data:
Net revenues	$376.9		$303.7	$247.5	$212.8		$167.8
Gross profit(1)	321.5		257.1	209.2	177.0		137.1
Operating expenses:
Selling, general and administrative	135.2	(a)	118.3	91.6	77.3		59.5
Research and development	65.7	(b)	16.4 (c)	29.6 (d)	15.1	(e)	25.5	(f)
In-process research and development	—		—	—	6.2		—
Depreciation and amortization	22.4		16.8	10.1	7.9		8.3

Total operating expenses	223.3		151.5	131.3	106.5		93.3

Operating income	98.2		105.6	77.9	70.5		43.8
Other:
Net interest (expense) income	0.9		(0.8)	(0.2)	8.5		15.5
Loss on early extinguishment of debt	—		(58.7)	—	—		—
Income tax expense	(34.1)		(15.3)	(26.4)	(29.0)		(18.9)

Net income	$65.0		$30.8	$51.3	$50.0		$40.4

Basic net income per common share	$1.18		$0.55	$0.94	$0.83		$0.67

Diluted net income per common share	$1.01		$0.52	$0.84	$0.79		$0.64

Cash dividend declared per common share	$0.12		$0.10	$0.025	—		—

Basic common shares outstanding	55.2		55.6	54.4	60.5		60.3

Diluted common shares outstanding	70.9		72.5	70.2	63.8		63.4

Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$603.6		$634.0	$552.7	$577.6		$334.1
Working capital	600.0		666.7	576.8	611.3		358.5
Total assets	1,043.3		1,078.4	932.8	876.3		550.0
Long-term debt	453.1		453.1	400.0	400.0		—
Stockholders’ equity	486.3		555.3	461.1	429.1		503.5

(1) Amounts exclude amortization of intangible assets related to acquired products	19.6	14.9	9.2	7.1	7.6

(a)	Includes approximately $5.3 million of business integration planning costs related to the proposed merger with Inamed, and approximately $1.3 million of professional fees related to research and development collaborations with aaiPharma, Ansata and Q-Med

(b)	Includes approximately $8.3 million paid to aaiPharma related to a research and development collaboration, $5.0 million paid to Ansata related to an exclusive development and license agreement and $30.0 million paid to Q-Med related to an exclusive license agreement for the development of SubQtm

(c)	Includes approximately $2.4 million paid to Dow for a research and development collaboration

(d)	Includes $14.2 million paid to Dow for a research and development collaboration and approximately $6.0 million paid to aaiPharma for a research and development collaboration

(e)	Includes $7.7 million paid to aaiPharma for a research and development collaboration

(f)	Includes $17.0 million paid to Corixa Corporation for a development, commercialization and licensing agreement

Inamed Corporation
      Inamed has derived the following historical information from Inamed audited consolidated financial statements for each of the five years ended December 31, 2000 through 2004 contained in Inamed’s annual reports on Form 10-K for the years ended December 31, 2002, 2003 and 2004, except for the financial data for the six months ended June 30, 2005, which is derived from Inamed’s unaudited condensed consolidated financial statements. The information is only a summary and should be read in conjunction with Inamed’s consolidated financial statements and accompanying notes, as well as management’s discussion and analysis of results of operations and financial condition, all of which can be found in publicly available documents, including those incorporated by reference in this joint proxy statement/ prospectus. See “Additional Information — Where You Can Find More Information” on page 159.

	Six Months
	Ended	Years Ended December 31,
	June 30,
	2005	2004	2003	2002	2001	2000

	(In millions, except per share amounts)
Statements of Income Data:
Net sales	$219.9	$384.4	$332.6	$275.7	$238.1	$240.1
Cost of goods sold	61.1	97.9	92.8	77.6	67.2	66.4

Gross profit	158.8	286.5	239.8	198.1	170.9	173.7

Operating expenses:
Selling, general and administrative	91.7	179.7	141.8	126.7	96.6	102.3
Research and development	20.8	28.8	21.5	13.6	12.2	9.9
Restructuring charges	(0.7)	—	—	5.1	12.0	—
Amortization of intangible assets	2.7	5.0	4.0	4.9	11.3	9.3

Total operating expenses	114.5	213.5	167.3	150.3	132.1	121.5

Operating income	44.3	73.0	72.5	47.8	38.8	52.2

Other income (expense):
Net interest income (expense) and debt costs	0.9	0.5	(9.4)	(11.7)	(11.7)	(10.5)
Foreign currency transaction gains (losses)	(0.2)	0.1	(0.1)	0.3	(0.4)	2.6
Royalty income and other	2.0	4.7	4.2	5.8	5.0	7.0

Total other income (expense), net	2.7	5.3	(5.3)	(5.6)	(7.1)	(0.9)

Income before income tax expense	47.0	78.3	67.2	42.2	31.7	51.3
Income tax expense	12.7	15.2	14.2	9.3	10.7	14.3

Net income	$34.3	$63.1	$53.0	$32.9	$21.0	$37.0

Net income per share of common stock
Basic	$0.95	$1.77	$1.54	$1.04	$0.69	$1.21
Diluted	$0.94	$1.75	$1.51	$1.00	$0.64	$1.07
Weighted average shares outstanding:
Basic	36.1	35.6	34.5	31.5	30.3	30.6
Diluted	36.5	36.0	35.2	32.9	32.6	34.5
Balance Sheet Data:
Working capital	$230.0	$198.2	$131.9	$81.4	$63.3	$50.8
Total assets	574.8	570.1	501.0	439.4	400.2	385.9
Total long-term debt and capital leases (incl. current portion)	12.5	22.5	32.5	83.7	121.0	98.6
Stockholders’ equity	479.2	446.3	351.5	232.7	174.4	167.7

Selected Unaudited Pro Forma Condensed Combined Financial Data
      The merger transaction will be accounted for using the purchase method of accounting in accordance with accounting principles generally accepted in the United States. The tangible and intangible assets and liabilities assumed of Inamed will be recorded as of the merger transaction date, at their respective fair values, and added to those of Medicis. For a more detailed description of purchase accounting, see “The Merger — Accounting Treatment” on page 94.
      We have presented below summary unaudited pro forma combined financial information that reflects the purchase method of accounting and is intended to provide you with a better picture of what our businesses might have looked like had they actually been combined. The combined financial information may have been different had the companies actually been combined. The selected unaudited pro forma combined financial information does not reflect the effect of asset dispositions, if any, or cost savings that may result from the merger. You should not rely on the summary unaudited pro forma combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the merger.
      The following summary unaudited pro forma combined financial information (i) has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included in this joint proxy statement/ prospectus beginning on page 133 and (ii) should be read in conjunction with the consolidated financial statements of Medicis and Inamed and other information filed by Medicis and Inamed with the SEC and incorporated by reference into this joint proxy statement/ prospectus. See “Additional Information — Where You Can Find More Information” on page 159.

Year Ended
June 30,
2005

(In millions,
except per share
amounts)
Statements of Income Data:
Net revenues	$790.7
Operating income	134.7
Net income	68.1
Net income per share of common stock:
Basic	$0.64
Diluted	$0.60

At June 30,
2005

(In millions)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$302.1
Working capital	356.2
Total assets	3,221.0
Contingent Convertible Senior Notes	453.1
Long-term debt, including current portion	662.5
Stockholders’ equity	1,623.2

Comparative Per Share Information
      The following table sets forth selected historical per share information of Medicis and Inamed and unaudited pro forma combined per share information after giving effect to the merger between Medicis and Inamed, under the purchase method of accounting, assuming that 1.4205 shares of Medicis common stock had been issued in exchange for each outstanding share of Inamed common stock. You should read this information in conjunction with the selected historical financial information, included elsewhere in this document, and the historical financial statements of Medicis and Inamed and related notes that are incorporated in this joint proxy statement/ prospectus by reference. The unaudited Medicis pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes beginning on page 133 of this joint proxy statement/ prospectus. As Medicis and Inamed have different fiscal year ends, Inamed’s consolidated financial information for the latest year ended has been recast to Medicis’ June 30, 2005 year end by adding subsequent interim periods and deducting comparable preceding periods for pro forma purposes. The historical per share information is derived from audited financial statements of Medicis as of and for the year ended June 30, 2005 and unaudited financial statements of Inamed as of and for the recast twelve months ended June 30, 2005. The unaudited pro forma Inamed per share equivalents are calculated by multiplying the unaudited Medicis pro forma combined per share amounts by the exchange ratio of 1.4205.
      We present the unaudited pro forma combined per share information for informational purposes only. The pro forma information is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the merger at the dates indicated. In addition, the unaudited pro forma combined per share information does not purport to project the future financial position or operating results of the combined company.

For the
Year Ended
June 30,
2005

Unaudited Medicis Pro Forma Combined
Per common share data:
Income from continuing operations:
Basic	0.64
Diluted	0.60
Cash dividends	n/a
Shareholders’ equity	15.12
Medicis — Historical
Per common share data:
Income from continuing operations:
Basic	1.18
Diluted	1.01
Cash dividends paid(a)	0.12
Shareholders’ equity	8.94
Inamed — Historical
Per common share data:
Income from continuing operations:
Basic	1.96
Diluted	1.93
Cash dividends paid	—
Shareholders’ equity	13.20

For the
Year Ended
June 30,
2005

Unaudited Pro Forma Inamed Equivalents(b)
Per common share data:
Income from continuing operations:
Basic	2.78
Diluted	2.74
Cash dividends paid	—
Shareholders’ equity	18.75

(a)	Medicis’ current quarterly dividend is $0.03 ($0.12 per share annualized) and is subject to future approval and declaration by the Medicis board of directors. Inamed did not declare cash dividend for the year ended June 30, 2005. The dividend policy of the combined company after the merger will be determined by its board of directors following the merger.

(b)	Amounts are calculated by multiplying Inamed historical per share amounts by the exchange ratio in the merger (1.4205 shares of Medicis common stock for each share of Inamed common stock).
Comparative Per Share Market Price Data
      Medicis common stock trades on the NYSE under the symbol “MRX.” Inamed common stock trades on NASDAQ under the symbol “IMDC.” The table below sets forth, for the periods indicated, dividends and the range of high and low per share sales prices for Medicis common stock and Inamed common stock as reported on the NYSE and NASDAQ. All prices in the table below for Medicis common stock reflect the two-for-one stock split effected in the form of a stock dividend that occurred in January 2004. All prices in the table below for Inamed common stock reflect the three-for-two stock split effected in December 2003. For current price information, you should consult publicly available sources. For more information on Medicis and Inamed payment of dividends, see “— Dividend Policies” above on page 11.

	Medicis Common Stock

			Dividends
	High	Low	Declared

Fiscal Year 2004
First quarter	$32.00	$27.27	$0.025
Second quarter	$36.01	$27.81	$0.025
Third quarter	$41.50	$33.86	$0.025
Fourth quarter	$45.26	$38.45	$0.025
Fiscal Year 2005
First quarter	$40.65	$32.85	$0.03
Second quarter	$41.00	$34.64	$0.03
Third quarter	$37.67	$28.69	$0.03
Fourth quarter	$31.97	$26.80	$0.03
Fiscal Year 2006
First quarter	$35.45	$31.08	$0.03
Second quarter (through October 27, 2005)	$33.82	$28.55	—

	Inamed Common Stock

			Dividends
	High	Low	Declared

Fiscal Year 2003
First quarter	$24.00	$18.53	—
Second quarter	$37.64	$21.91	—
Third quarter	$52.45	$35.11	—
Fourth quarter	$58.90	$44.27	—
Fiscal Year 2004
First quarter	$53.30	$41.70	—
Second quarter	$69.80	$52.25	—
Third quarter	$64.20	$45.17	—
Fourth quarter	$64.09	$47.24	—
Fiscal Year 2005
First quarter	$72.50	$59.30	—
Second quarter	$70.80	$57.75	—
Third quarter	$78.74	$65.62	—
Fourth quarter (through October 27, 2005)	$77.57	$69.61	—
      The following table presents:

•	the last reported sale price of a share of Medicis common stock, as reported on the NYSE;

•	the last reported sale price of a share of Inamed common stock, as reported on NASDAQ; and

•	the pro forma equivalent per share value of Inamed common stock based on the exchange ratio (i.e. 1.4205 shares of Medicis common stock for each outstanding share of Inamed common stock), the closing price of Medicis common stock and the cash consideration of $30 per share;
in each case, on March 18, 2005, the last full trading day prior to the public announcement of the proposed merger, and on                     , 2005, the last practicable trading day prior to the date of this joint proxy statement/ prospectus.

	Medicis	Inamed	Equivalent Price
Date	Common Stock	Common Stock	per Share

March 18, 2005	$31.68	$66.24	$75.00
, 2005
      The market value of the shares of Medicis common stock to be issued in exchange for shares of Inamed common stock upon the completion of the merger will not be known at the time Inamed stockholders vote on the proposal to adopt the merger agreement and approve the merger, or at the time Medicis stockholders vote on the proposal to approve the issuance of shares of Medicis common stock in the merger, because the merger will not be completed by the time of respective stockholder votes.
      The above tables show only historical comparisons. Because the market prices of Medicis common stock and Inamed common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to Medicis stockholders in determining whether to approve the issuance of shares of Medicis common stock in the merger or to Inamed stockholders in determining whether to adopt the merger agreement and approve the merger. Medicis and Inamed stockholders are encouraged to obtain current market quotations for Medicis and Inamed common stock and to review carefully the other information contained in this joint proxy statement/ prospectus or incorporated by reference into this joint proxy statement/ prospectus in considering whether to approve the respective proposals before them. See the section entitled “Additional Information — Where You Can Find More Information” on page 159.

RISK FACTORS
      The merger involves risks for Medicis and Inamed stockholders. Inamed stockholders will be choosing to invest in Medicis common stock by voting in favor of the merger and Medicis stockholders will be choosing to permit significant dilution of their percentage ownership in Medicis by voting in favor of the issuance of stock in the merger. In addition to the other information included in this joint proxy statement/ prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement and approval of the merger in the case of Inamed stockholders, or for approval of the issuance of shares of Medicis common stock pursuant to the merger agreement, in the case of Medicis stockholders. In addition, you should read and consider the risks associated with each of the businesses of Medicis and Inamed because these risks will also affect the combined company. These risks can be found below under “Risk Factors — Risks Related to Medicis” and “Risk Factors — Risks Related to Inamed” beginning on pages 25 and 36, respectively, as well as the Medicis Annual Report on Form 10-K for the year ended June 30, 2005 and the Inamed Annual Report on Form 10-K for the year ended December 31, 2004, which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Additional Information — Where You Can Find More Information” beginning on page 159. Additional risks and uncertainties not presently known to Medicis or Inamed or that are not currently believed to be important also may adversely affect the merger and the combined company after the merger.
Risks Relating to the Merger

Medicis and Inamed may be required to comply with material restrictions or conditions in order to obtain the regulatory approvals to complete the merger, and any delays in obtaining regulatory approvals will delay and may possibly prevent the merger.
      The merger is subject to review by the Antitrust Division of the FTC under the HSR Act. Under this statute, Medicis and Inamed are required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. The governmental entities from whom approvals are required may attempt to condition their approval of the merger, or of the transfer to Medicis of licenses and other entitlements, on the satisfaction of certain regulatory conditions that may have the effect of imposing additional costs on Medicis or otherwise substantially reducing the benefits to Medicis if the merger is completed. These conditions could include a complete or partial license, divestiture, spin-off or sale of certain assets or businesses, which may be on terms that are not as favorable to Medicis and/or Inamed as may have been attainable absent the merger. Medicis and Inamed are obligated under the merger agreement to take specified actions, subject to certain limitations, including selling or otherwise divesting certain of their properties or assets, in order to obtain the required consents or approvals under the HSR Act and other antitrust regulations. However, Medicis is not required to agree to any divestiture, hold separate or licensing of any material assets or otherwise agree to any actions that materially limit its freedom of action with respect to, or its ability to retain, any assets or business of Medicis or Inamed. On May 5, 2005, Medicis and Inamed received from the FTC requests for additional information and documents with respect to the merger. As a result of the requests for additional information, the waiting period under the HSR Act has been extended until no earlier than 11:59 P.M. Eastern Time on the 30th day after both Medicis and Inamed have substantially complied with the requests for additional information and documents and Medicis and Inamed have jointly provided the FTC with a notice to commence the thirty-day waiting period, unless that period is extended by the FTC.
      While Medicis and Inamed expect to obtain the required regulatory approvals, Medicis and Inamed cannot be certain that all of the required antitrust approvals will be obtained, nor can they be certain that the approvals will be obtained within the time contemplated by the merger agreement. A delay in obtaining the required approvals will delay and may possibly prevent the completion of the merger. At any time before or after completion of the merger, the FTC could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the merger or seeking divestiture of substantial assets of Medicis or Inamed. For a full description of the regulatory approvals required for the merger see “The Merger — Regulatory Approvals Required for the Merger” on page 91.

The issuance of shares of Medicis common stock to Inamed stockholders in the merger will substantially reduce the percentage interests of Medicis stockholders.
      If the merger is completed, we expect that, based on data as of the Medicis and Inamed record dates, approximately            million shares of Medicis common stock will be issued to Inamed stockholders and, upon exercise of assumed options, up to approximately            million shares will be issued to holders of assumed options. Based on the number of shares of Medicis and Inamed common stock outstanding on the Medicis and Inamed record dates, on a fully-diluted basis, Inamed stockholders before the merger will own, in the aggregate, approximately           % of the outstanding shares of Medicis common stock immediately after the merger. The issuance of Medicis common stock to Inamed stockholders and holders of assumed options will cause a significant reduction in the relative percentage interest of current Medicis stockholders in earnings, voting, liquidation value and book and market value. In addition, under certain circumstances described more fully below, the amount of Medicis common stock issuable for each share of Inamed common stock may be increased, and the amount of cash payable for each share of Inamed common stock may be decreased. In the event of any such adjustment, Inamed stockholders as a whole will hold a larger percentage of the fully diluted Medicis common stock immediately after giving effect to the merger.

The price of Medicis common stock at the time of your vote on the merger might decline prior to the completion of the merger, which would decrease the value of the stock portion of the merger consideration to be received by Inamed stockholders in the merger. Further, at the Inamed special meeting, Inamed stockholders will not know the exact value of Medicis common stock that will be issued in the merger.
      The market price of Medicis common stock at the time of completion of the merger may vary significantly from the price on the date of the merger agreement or from the price on the dates of the Medicis and Inamed special meetings. Medicis common stock has historically experienced volatility. The closing price of Medicis common stock on the NYSE Composite Transactions Reporting System on March 18, 2005, the last trading day prior to the announcement of the merger, was $31.68 per share. From March 21, 2005 through the date of this joint proxy statement/ prospectus, the trading price of Medicis common stock ranged from a high of $           per share to a low of $           per share.
      Under the merger agreement, Inamed stockholders will receive, upon completion of the merger, and in addition to the cash consideration, stock consideration equal to 1.4205 shares of Medicis common stock for each share of Inamed common stock they own. As a result, any changes in the value of Medicis common stock will have a corresponding effect on the value of the consideration that Medicis pays to Inamed stockholders in the merger. Neither party, however, has a right to terminate the merger agreement based solely upon changes in the market price of Medicis or Inamed common stock.
      Inamed stockholders should be aware:

•	if the price of Medicis common stock declines after the time of the Inamed special meeting and before the completion of the merger, Inamed stockholders will receive shares of Medicis common stock that have a market value that will be less than the market value of such shares at the time of the Inamed special meeting; or

•	if the price of Medicis common stock increases after the time of the Inamed special meeting and before the completion of the merger, Inamed stockholders will receive shares of Medicis common stock that have a market value that will be greater than the market value of such shares at the time of the Inamed special meeting.
      Medicis and Inamed are working to complete the merger as quickly as possible. However, the time period between the stockholder votes taken at the special meetings and the completion of the merger will depend upon a number of factors, including the status of FTC approval and the timing of receipt of financing proceeds, which must be obtained prior to the completion of the merger. There is currently no way to predict how long it will take to obtain FTC approval and financing. Because the date when the merger is completed may be later than the date of the special meetings, Medicis and Inamed stockholders may not know the exact value of the Medicis common stock that will be issued in the merger at the time they vote on the merger proposals. Moreover, subsequent to the special meetings, events, conditions or circumstances could arise that could have a material impact or effect on Medicis, Inamed, the specialty pharmaceutical industry or the medical device industry and that could cause the price of Medicis common stock to fluctuate substantially.

The amount of cash per share that Inamed stockholders receive in the merger may be decreased, and the exchange ratio correspondingly increased, in order to preserve the tax treatment of the merger.
      It is currently expected that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as described under “The Merger — Material United States Federal Income Tax Consequences” below. If the value of the Medicis common stock issuable in the merger, as determined on the effective date of the merger, represents less than 45% of the aggregate of the value of the Medicis common stock issuable and the cash payable in the merger combined (including cash payable to dissenters, if any), the exchange ratio will automatically be increased, and the amount of cash per share correspondingly decreased, in order to achieve this percentage. The actual percentage will depend on the average of the high and low selling prices of Medicis common stock on the NYSE on the date the merger is completed, the number of shares of Inamed common stock then outstanding, and the number of shares for which appraisal rights have been properly demanded under Delaware law. Assuming that no appraisal rights have been properly demanded, if the average of the high and low selling price of Medicis common stock on the NYSE on the date the merger is completed drops to below approximately $17.28 per share, the cash payable per share in the merger may be adjusted in this way. We encourage you to obtain current market quotations for the Medicis common stock and the Inamed common stock before you vote your shares.

Medicis will have more indebtedness after the merger, which could adversely affect its cash flows and business.
      In order to complete the merger, Medicis anticipates arranging for and funding approximately $650 million of new financing. Proceeds from the financing will be used to fund a portion of the cash consideration to be paid to Inamed stockholders. Medicis’ debt outstanding as of June 30, 2005 was approximately $453 million. As a result of this increase in debt, demands on Medicis’ cash resources will increase after the completion of the merger. The increased levels of debt could, among other things:

•	require Medicis to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, dividends, acquisitions and other purposes;

•	increase Medicis’ vulnerability to, and limit flexibility in planning for, adverse economic and industry conditions;

•	adversely affect Medicis’ credit rating;

•	limit Medicis’ ability to obtain additional financing to fund future working capital, capital expenditures, additional acquisitions and other general corporate requirements;

•	create competitive disadvantages compared to other companies with less indebtedness; and

•	limit Medicis’ ability to apply proceeds from an offering or asset sale to purposes other than the repayment of debt.

If Medicis is unable to finance the merger through existing cash balances and financings, the completion of the merger will be jeopardized.
      Medicis intends to finance the merger primarily with existing cash balances, cash flow from operations and equity or debt financings. In the event that Medicis is unable to finance the merger, but is still obligated to complete the merger, Medicis will have to adopt one or more alternatives, such as selling assets or restructuring debt, which may adversely affect Medicis’ business, financial condition and results of operations. Additionally, these sources of funds may not be sufficient to finance the merger, and other financing may not be available on acceptable terms, in a timely manner or at all. If Medicis is unable to secure such additional financing, the completion of the merger will be jeopardized and Medicis could be in breach of the merger agreement.

Medicis and Inamed may not realize all of the anticipated benefits of the merger.
      The combined company’s ability to realize the anticipated benefits of the merger will depend, in part, on the ability of Medicis to integrate the businesses of Inamed with Medicis. The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the diverse business practices and operations of Medicis and Inamed. This process may disrupt the business of either or both of the companies, and may not result in the full benefits expected by Medicis and Inamed. Neither company has previously completed a merger or acquisition comparable in size or scope to the merger. The failure of the combined company to meet the challenges involved in integrating successfully the operations of Medicis and Inamed or otherwise to realize any of the anticipated benefits of the merger could cause an interruption of, or a loss of momentum in, the activities of the combined company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in unanticipated problems, expenses, liabilities and diversion of management’s attention, and may cause the combined company’s stock price to decline. The difficulties of combining the operations of the companies include, among others:

•	coordinating sales and marketing, research and development and manufacturing functions;

•	unanticipated issues in integrating information, communications and other systems;

•	unanticipated incompatibility of purchasing, logistics, marketing and administration methods;

•	maintaining employee morale and retaining key employees;

•	integrating the business cultures of both companies;

•	preserving important strategic and customer relationships;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.
      In addition, even if the operations of Medicis and Inamed are integrated successfully, the combined company may not realize the full benefits of the merger, including the synergies, cost savings, or sales or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. Further, because the businesses of Medicis and Inamed differ, the results of operations of the combined company and the market price of Medicis common stock may be affected after the merger by factors different from those affecting the shares of Medicis and Inamed currently, and may suffer as a result of the merger. As a result, we cannot assure you that the combination of Inamed with Medicis will result in the realization of the full benefits anticipated from the merger.

To be successful, the combined company must retain and motivate key employees, and failure to do so could seriously harm the combined company.
      To be successful, the combined company must retain and motivate executives and other key employees. Employees of Medicis and Inamed may experience uncertainty about their future roles with the combined company until or after strategies for the combined company are announced or executed. These circumstances may adversely affect the combined company’s ability to retain key personnel. The combined company also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which effort may be adversely affected as a result of the uncertainty and difficulties with integrating Medicis and Inamed. In addition, it is not anticipated that Medicis will extend offers of full time employment to any of Inamed’s executive officers, except for Declan Daly, Inamed’s Executive Vice President and Chief

Financial Officer, and Vicente Trelles, Inamed’s Vice President and Chief Operations Officer. Accordingly, the roles and responsibilities of these executive officers will need to be filled either by existing or new Medicis officers and employees, which may require the combined company to devote time and resources to personnel matters that could otherwise be used to integrate the businesses of Medicis and Inamed to identifying, hiring and integrating replacements for the departed executives of Inamed.

If the combined company is unable to manage its growth, its business and financial results could suffer.
      The combined company’s future financial results will depend in part on its ability to profitably manage its core businesses, including any growth that the combined company may be able to achieve. Over the past several years, each of Medicis and Inamed has engaged in the identification of, and competition for, growth and expansion opportunities. In order to achieve those initiatives, the combined company will need to maintain existing customers and attract new customers, recruit, train, retain and effectively manage employees, as well as expand operations, customer support and financial control systems. If the combined company is unable to manage its businesses profitably, including its anticipated portfolio of complementary products in the facial aesthetics, breast aesthetics and therapeutic dermatological markets, as well as its medical device products for the treatment of obesity, any growth that the combined company may be able to achieve, its business and financial results could suffer.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.
      The pro forma financial statements contained in this joint proxy statement/ prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. The pro forma financial statements have been derived from the historical financial statements of Medicis and Inamed and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements.
      The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 133.

Some of the conditions to the merger may be waived by Medicis or Inamed without resoliciting stockholder approval of the merger agreement.
      Some of the conditions set forth in the merger agreement may be waived by Medicis or Inamed, subject to the agreement of the other party in specific cases, including without limitation, the condition that there be an absence of events or developments since the date of the merger agreement that would reasonably be expected to have a material adverse effect on either party. See “The Merger Agreement — Conditions to Completion of the Merger” on page 111. If any conditions are waived, Medicis and Inamed will evaluate whether amendment of this joint proxy statement/ prospectus and resolicitation of proxies is warranted. In the event that the board of directors of Medicis or Inamed determines that resolicitation of stockholders is not warranted, the applicable company will have the discretion to complete the merger without seeking further stockholder approval.

If the proposed merger is not completed, Medicis and Inamed will have incurred substantial costs that may adversely affect Medicis’ and Inamed’s financial results and operations and the market price of Medicis and Inamed common stock.
      Medicis and Inamed have incurred and will incur substantial costs in connection with the proposed merger. These costs are primarily associated with the fees of financial advisors, attorneys, accountants and consultants. In addition, Medicis and Inamed have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of its business. If the merger is not completed, Medicis and Inamed will receive little or no benefit for these costs. If the merger agreement is terminated, Inamed, in certain specified circumstances, may be required to pay a termination fee of up to $90 million to Medicis, and Medicis, in certain specified circumstances, may be required to pay a termination fee of up to $70 million to Inamed. In addition, under certain circumstances, one party may be required to pay the other an expense fee of $10 million. As consideration for Inamed’s dismissal of pending litigation against Medicis, Medicis agreed to pay Inamed $16.5 million if either the $70 million termination fee or the $10 million expense fee becomes payable by Medicis or if the merger agreement is terminated because Medicis stockholders do not approve the issuance of shares pursuant to the merger agreement at the Medicis special meeting.
      In addition, if the merger is not consummated, Medicis and Inamed may experience negative reactions from the financial markets and Medicis’ and Inamed’s collaborative partners, customers and employees. Each of these factors may adversely affect the trading price of Medicis and/or Inamed common stock and Medicis’ and/or Inamed’s financial results and operations.

Provisions of the merger agreement may deter alternative business combinations and could negatively impact the stock prices of Medicis and Inamed if the merger agreement is terminated in certain circumstances.
      Restrictions in the merger agreement on solicitation generally prohibit Medicis and Inamed from soliciting any acquisition proposal or offer for a merger or business combination with any other party, including a proposal that might be advantageous to the stockholders of Medicis or Inamed when compared to the terms and conditions of the merger described in this joint proxy statement/ prospectus. If the merger is not completed, either company may not be able to conclude another merger, sale or combination on as favorable terms, in a timely manner, or at all. If the merger agreement is terminated, Inamed, in certain specified circumstances, may be required to pay a termination fee of up to $90 million to Medicis, and Medicis, in certain specified circumstances, may be required to pay a termination fee of up to $70 million to Inamed. In addition, under certain circumstances, each party may be required to pay the other an expense fee of $10 million. As consideration for Inamed’s dismissal of pending litigation against Medicis, Medicis agreed to pay Inamed $16.5 million if either the $70 million termination fee or the $10 million expense fee becomes payable by Medicis or if the merger agreement is terminated because Medicis stockholders do not approve the issuance of shares pursuant to the merger agreement at the Medicis special meeting. These provisions may deter third parties from proposing or pursuing alternative business combinations that might result in greater value to Medicis or Inamed stockholders than the merger. In the event the merger is terminated by Medicis or Inamed in circumstances that obligate either party to pay the expenses or termination fee to the other party, including where either party terminates the merger agreement because the other party’s board of directors withdraws its support of the merger, Medicis’ and/or Inamed’s stock prices may decline.

Directors and executive officers of Medicis and Inamed have interests in the merger that may be different from, or in addition to, the interests of Medicis or Inamed stockholders generally.
      When considering the Medicis and Inamed boards of directors’ recommendations that Medicis and Inamed stockholders vote in favor of their respective proposals relating to the merger, stockholders should be aware that some executive officers and directors of Medicis and Inamed have interests in the merger that may be different from, or in addition to, the interests of Medicis and Inamed stockholders generally. These interests, as a whole, include cash bonus payments that are contingent upon completion of the merger, enhanced severance payments and benefits under employment agreements and change in control agreements, acceleration of vesting of options and restricted stock as a result of the merger (or a subsequent qualifying termination of employment), the potential for positions as officers and directors of the combined company, and the right to continued indemnification and insurance coverage by the combined company for acts or omissions occurring prior to the merger.
      As a result of these interests, directors and officers of Inamed could be more likely to vote to adopt the merger agreement and approve the merger than if they did not hold these interests, and may have reasons for doing so that are not the same as the interests of other Inamed stockholders. Additionally, directors and officers of Medicis could be more likely to vote to approve the issuance of shares of Medicis common stock pursuant to the merger agreement than if they did not hold these interests, and may have reasons for doing so that are not the same as the interests of other Medicis stockholders. For a full description of the interests of directors and executive officers of Medicis and Inamed in the merger, see “The Merger — Interests of Medicis’ and Inamed’s Directors and Executive Officers in the Merger” on page 98.

If the combined company is unable to reach an acceptable agreement with Q-Med AB regarding Medicis’ ability to compete against Q-Med AB in certain international facial aesthetics markets, the results of operations and financial condition of the combined company would suffer materially.
      Pursuant to existing agreements with Q-Med AB, Medicis’ ability to compete against Q-Med AB outside North America in markets for certain hyaluronic acid-based aesthetic enhancements may be restricted. Concurrent with the execution of the merger agreement, Medicis, Inamed and Q-Med AB entered into a letter agreement, which is described below under “The Merger — Letter Agreement with Q-Med AB” on page 106. Under the letter agreement, the parties agreed that Medicis and Q-Med AB will work diligently to reach a comprehensive agreement, within six months of the closing of the merger of Medicis and Inamed, regarding certain business opportunities and, if the comprehensive agreement is not executed within six months of the closing of the merger, Medicis will pay a specified royalty on net revenues of products acquired from Inamed as a result of the merger that compete with Q-Med AB products outside Canada and the United States, until the competing products are divested or discontinued. If Medicis is unable to reach an agreement with Q-Med regarding these business opportunities in a timely matter, on commercially reasonable terms or at all, the results of operations and financial condition of the combined company would suffer materially.
Risks Relating to Medicis

Medicis derives a majority of its sales from its core products, and any factor adversely affecting sales of these products would harm Medicis’ business, financial condition and results of operations.
      Medicis believes that the prescription volume of its core prescription products and sales of its dermal aesthetic product, RESTYLANE®, which Medicis began selling in the United States on January 6, 2004, will continue to constitute a significant portion of Medicis’ sales for the foreseeable future. Accordingly, any factor adversely affecting Medicis’ sales related to these products, individually or collectively, could harm its business, financial condition and results of operations. Many of Medicis’ core prescription products, including DYNACIN® and LOPROX®, are subject to generic competition or may be in the near future. On July 18, 2004, Glades announced the launch of myractm (minocycline hydrochloride tablets, USP), as a branded pharmaceutical product. Myractm tablets is a prescription product that competes directly with Medicis’ DYNACIN® tablet products. During the third quarter of Medicis’ fiscal 2005, myractm began being marketed as a generic product. On August 6, 2004, the FDA approved an ANDA submitted by Altana for its ciclopirox topical suspension, a generic version of Medicis’ LOPROX® TS product. On December 29, 2004, the FDA approved an ANDA submitted by Altana for its ciclopirox cream, a generic version of Medicis’ LOPROX® cream product. On August 10, 2005, the FDA approved an ANDA submitted by Taro Pharmaceuticals U.S.A. Inc. for its ciclopirox topical suspension, a generic version of Medicis’ LOPROX® topical suspension. Each of Medicis’ core products could be rendered obsolete or uneconomical by competitive changes, including generic competition.

      Sales related to Medicis’ core prescription products and RESTYLANE® could also be adversely affected by other factors, including:

•	manufacturing or supply interruptions;

•	the development of new competitive pharmaceuticals and technological advances to treat the conditions addressed by Medicis’ core products, including the introduction of new products into the marketplace;

•	marketing or pricing actions by one or more of Medicis’ competitors;

•	regulatory action by the FDA and other government regulatory agencies;

•	changes in the prescribing or procedural practices of dermatologists, plastic surgeons and/or podiatrists;

•	changes in the reimbursement or substitution policies of third-party payors or retail pharmacies;

•	product liability claims;

•	the outcome of disputes relating to trademarks, patents, license agreements and other rights;

•	changes in state and federal law that adversely affect Medicis’ ability to market its products to dermatologists, plastic surgeons and/or podiatrists; and

•	restrictions on travel affecting the ability of Medicis’ sales force to market to prescribing physicians and plastic surgeons in person.
      If Medicis does not comply with applicable regulatory requirements, such violations could result in warning letters, non-approval, suspensions of regulatory approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. The government has notified Medicis that Medicis has been named as a defendant in a qui tam (whistleblower) lawsuit filed under the federal False Claims Act. Medicis is cooperating with the government in its investigation, which relates to Medicis’ marketing and promotion of LOPROX® products to pediatricians prior to Medicis’ May 2004, disposition of its pediatric sales division.

Medicis’ operating results and financial condition may fluctuate.
      Medicis’ operating results and financial condition may fluctuate from quarter to quarter and year to year for a number of reasons. The following events or occurrences, among others, could cause fluctuations in Medicis’ financial performance from period to period:

•	changes in the amount Medicis spends to develop, acquire or license new products, technologies or businesses;

•	untimely contingent research and development payments under Medicis’ third-party product development agreements;

•	changes in the amount Medicis spends to promote its products;

•	delays between Medicis’ expenditures to acquire new products, technologies or businesses and the generation of revenues from those acquired products, technologies or businesses;

•	changes in treatment practices of physicians that currently prescribe Medicis’ products;

•	changes in reimbursement policies of health plans and other similar health insurers, including changes that affect newly developed or newly acquired products;

•	increases in the cost of raw materials used to manufacture Medicis’ products;

•	manufacturing and supply interruptions, including failure to comply with manufacturing specifications;

•	development of new competitive products by others;

•	development of new competitive products by others;

•	the mix of products that Medicis sells during any time period;

•	lower than expected demand for Medicis’ products;

•	Medicis’ responses to price competition;

•	expenditures as a result of legal actions;

•	market acceptance of Medicis’ products;

•	the timing and receipt of FDA approvals;

•	the impairment and write-down of goodwill or other intangible assets;

•	implementation of new or revised accounting or tax rules or policies;

•	disposition of core products, technologies and other rights;

•	termination or expiration of, or the outcome of disputes relating to, trademarks, patents, license agreements and other rights;

•	increases in insurance rates for general economic and industry conditions, including changes in interest rates affecting returns on cash balances and investments that affect customer demand;

•	existing products and the cost of insurance for new products;

•	seasonality of demand for Medicis’ products;

•	Medicis’ level of research and development activities;

•	new accounting standards and/or changes to existing accounting standards that would have a material effect on Medicis’ consolidated financial position, results of operations or cash flows;

•	costs and outcomes of any tax audits or any litigation involving intellectual property, customers or other issues; and

•	timing of revenue recognition related to licensing agreements and/or strategic collaborations.
      As a result, Medicis believes that period-to-period comparisons of its results of operations are not necessarily meaningful and these comparisons should not be relied upon as an indication of future performance. The above factors may cause Medicis’ operating results to fluctuate and adversely affect its financial condition and results of operations.

Medicis will be unable to meet its anticipated development and commercialization timelines if clinical trials for its products are unsuccessful or delayed.
      The production and marketing of Medicis’ products and its ongoing research and development, pre-clinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities. Before obtaining regulatory approvals for the commercial sale of any products, Medicis and/or its partners must demonstrate through pre-clinical testing and clinical trials that Medicis’ products are safe and effective for use in humans. Conducting clinical trials is a lengthy, time-consuming and expensive process. In addition to testing and approval procedures, extensive regulations also govern marketing, manufacturing, distribution, labeling and record-keeping procedures.
      Completion of clinical trials may take several years or more. Medicis’ commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	lack of efficacy during the clinical trials;

•	unforeseen safety issues;

•	slower than expected patient recruitment; and

•	government or regulatory delays.
      The results from pre-clinical testing and early clinical trials are often not predictive of results obtained in later clinical trials. A number of new products have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including perceived defects in the design of the clinical trials and changes in regulatory policy during the period of product development. Any delays in, or termination of, Medicis’ clinical trials could materially and adversely affect Medicis’ development and commercialization timelines, which could adversely affect its financial condition, results of operations and cash flows.

If Medicis is unable to secure and protect its intellectual property and proprietary rights, or if its intellectual property rights are found to infringe upon the intellectual property rights of other parties, Medicis’ business could suffer.
      Medicis’ success depends in part on its ability to obtain patents or rights to patents, protect trade secrets, operate without infringing upon the proprietary rights of others, and prevent others from infringing on its patents, trademarks, service marks and other intellectual property rights.
      Medicis believes that the protection of its trademarks and service marks is an important factor in product recognition and in Medicis’ ability to maintain or increase market share. If Medicis does not adequately protect its rights in its various trademarks and service marks from infringement, their value to Medicis could be lost or diminished. If the marks Medicis uses are found to infringe upon the trademark or service mark of another company, Medicis could be forced to stop using those marks and, as a result, Medicis could lose the value of those marks and could be liable for damages caused by an infringement.
      The patents and patent applications in which Medicis has an interest may be challenged as to their validity or enforceability. Challenges may result in potentially significant harm to Medicis’ business. The cost of responding to these challenges and the inherent costs to defend the validity of Medicis’ patents, including the prosecution of infringements and the related litigation, could be substantial. Such litigation also could require a substantial commitment of Medicis’ management’s time.
      Medicis is pursuing several United States patent applications, although Medicis cannot be sure that any of these patents will ever be issued. Medicis has also acquired rights under certain patents and patent applications in connection with its licenses to distribute products and by assignment of rights to patents and patent applications from certain of its consultants and officers. These patents and patent applications may be subject to claims of rights by third parties. If there are conflicting claims to the same patent or patent application, Medicis may not prevail and, even if it does have some rights in a patent or patent application, those rights may not be sufficient for the marketing and distribution of products covered by the patent or patent application.
      The ownership of a patent or an interest in a patent does not always provide significant protection. Others may independently develop similar technologies or design around the patented aspects of Medicis’ technology. Medicis only conducts patent searches to determine whether its products infringe upon any existing patents when Medicis thinks such searches are appropriate. As a result, the products and technologies Medicis currently markets, and those it may market in the future, may infringe on patents and other rights owned by others. If Medicis is unsuccessful in any challenge to the marketing and sale of its products or technologies, Medicis may be required to license the disputed rights, if the holder of those rights is willing, or to cease marketing the challenged products, or to modify Medicis’ products to avoid infringing upon those rights. A claim or finding of infringement regarding one of Medicis’ products could harm its business, financial condition and results of operations. The costs of responding to infringement claims could be substantial and could require a substantial commitment of Medicis’ management’s time. The expiration of patents may expose Medicis’ products to additional competition.
      Medicis also relies upon trade secrets, unpatented proprietary know-how and continuing technological innovation in developing and manufacturing many of Medicis’ core products. It is Medicis’ policy to require all of its employees, consultants and advisors to enter into confidentiality agreements prohibiting them from taking or disclosing Medicis’ proprietary information and technology. Nevertheless, these agreements may not provide meaningful protection for Medicis’ trade secrets and proprietary know-how if they are used or disclosed. Despite all of the precautions Medicis may take, people who are not parties to confidentiality agreements may obtain access to its trade secrets or know-how. In addition, others may independently develop similar or equivalent trade secrets or know-how.

If Q-Med is unable to protect its intellectual property and proprietary rights with respect to Medicis’ dermal aesthetic enhancement products, Medicis’ business could suffer.
      RESTYLANE®, PERLANEtm and RESTYLANE FINE LINEStm currently have patent protection in the United States until 2015, and the exclusivity period of the license granted to Medicis by Q-Med ends on the last to occur of the last patent covering the products expiring and the licensed know-how becoming publicly known. If the validity or enforceability of these patents is successfully challenged, the cost to Medicis could be significant and Medicis’ business may be harmed. For example, if any such challenges are successful, Q-Med may be unable to supply products to Medicis. Medicis may be unable to market, distribute and commercialize the products or it may no longer be profitable for it to do so.

Medicis may not be able to collect all scheduled license payments from BioMarin.
      As part of Medicis’ asset purchase agreement, license agreement and securities purchase agreement with BioMarin Pharmaceutical Inc., BioMarin will make license payments to Medicis of $2.1 million per quarter for four quarters beginning in July 2005; $1.75 million per quarter for the subsequent eight quarters beginning in July 2006; and $1.5 million per quarter for the subsequent four quarters beginning in July 2008. While Medicis did receive all scheduled quarterly license payments during the fiscal year ending June 30, 2005, it cannot give any assurances as to BioMarin’s continuing ability to make payments to Medicis. Currently, Medicis’ revenue recognition of these payments is on a cash basis.

Medicis depends upon its key personnel and its ability to attract, train, and retain employees.
      Medicis’ success depends significantly on the continued individual and collective contributions of its senior management team. Medicis has not entered into employment agreements with any of its key managers, with the exception of its Chairman and Chief Executive Officer. The loss of the services of any member of Medicis’ senior management or the inability to hire and retain experienced management personnel could adversely affect Medicis’ ability to execute its business plan and harm its operating results. In addition, Medicis’ future success depends on its ability to hire, train and retain skilled employees. Competition for these employees is intense.

Medicis’ continued growth depends upon its ability to develop new products.
      Medicis has internally developed potential pharmaceutical compounds and agents. It has also acquired the rights to certain potential compounds and agents in various stages of development. Medicis currently has a variety of new products in various stages of research and development and is working on possible improvements, extensions and reformulations of some existing products. These research and development activities, as well as the clinical testing and regulatory approval process, which must be completed before commercial quantities of these developments can be sold, will require significant commitments of personnel and financial resources. Medicis cannot assure you that it will be able to develop a product or technology in a timely manner, or at all. Delays in the research, development, testing or approval processes will cause a corresponding delay in revenue generation from those products. Regardless of whether they are ever released to the market, the expense of such processes will have already been incurred.
      Medicis reevaluates its research and development efforts regularly to assess whether its efforts to develop a particular product or technology are progressing at a rate that justifies Medicis’ continued expenditures. On the basis of these reevaluations, Medicis has abandoned in the past, and may abandon in the future, its efforts on a particular product or technology. Products that Medicis researches and develops may not be successfully commercialized. If Medicis fails to take a product or technology from the development stage to market on a timely basis, it may incur significant expenses without a near-term financial return.
      Medicis has in the past, and may in the future, supplement its internal research and development by entering into research and development agreements with other pharmaceutical companies. Medicis may, upon entering into such agreements, be required to make significant up-front payments to fund the projects. Medicis cannot be sure, however, that it will be able to locate adequate research partners or that supplemental research will be available on terms acceptable to it in the future. If Medicis is unable to enter into additional research partnership arrangements, it may incur additional costs to continue research and development internally or abandon certain projects. Even if Medicis is able to enter into collaborations, it cannot assure you that these arrangements will result in successful product development or commercialization.
      In March 2003, Medicis completed its acquisition of the rights to market, distribute and commercialize the dermal filler product lines known as RESTYLANE®, PERLANEtm and RESTYLANE FINE LINEStm in the United States and Canada. The products are approved for sale in Canada, and RESTYLANE® was approved for use in the United States on December 12, 2003. Medicis cannot assure you that the FDA will approve PERLANEtm and RESTYLANE FINE LINEStm in a timely fashion, or for the same indications as approved in other countries, or at all.
      There is also a risk that Medicis’ products may not gain market acceptance among physicians, patients and the medical community generally. The degree of market acceptance of any medical device or other product that Medicis develops will depend on a number of factors, including demonstrated clinical efficacy and safety, cost-effectiveness, potential advantages over alternative products, and Medicis’ marketing and distribution capabilities. Physicians will not recommend Medicis’ products until clinical data or other factors demonstrate their safety and efficacy compared to other competing products. Even if the clinical safety and efficacy of using Medicis’ products is established, physicians may elect to not recommend using them for any number of other reasons, including whether Medicis’ products best meet the particular needs of the individual patient.

Medicis may not be able to identify and acquire products, technologies and businesses on acceptable terms, if at all, which may constrain its growth.
      Medicis’ strategy for continued growth includes the acquisition of products, technologies and businesses. These acquisitions could involve acquiring other pharmaceutical companies’ assets, products or technologies. In addition, Medicis may seek to obtain licenses or other rights to develop, manufacture and distribute products. Medicis cannot be certain that it will be able to identify suitable acquisition or licensing candidates or if any will be available on acceptable terms. Other pharmaceutical companies, with greater financial, marketing and sales resources than Medicis, have also tried to grow through similar acquisition and licensing strategies. Because of their greater resources, Medicis’ competitors may be able to offer better terms for an acquisition or license than Medicis can offer, or they may be able to demonstrate a greater ability to market licensed products.

Medicis’ success depends on its ability to manage its growth.
      Medicis recently experienced a period of rapid growth from both acquisitions and internal expansion of its operations. This growth has placed significant demands on Medicis’ human and financial resources. Medicis must continue to improve its operational, financial and management information controls and systems and effectively motivate, train and manage its employees to properly manage this growth. Even if these steps are taken, Medicis cannot be sure that its recent acquisitions will be integrated successfully into Medicis’ business operations. If Medicis is not able to successfully integrate its acquisitions, it may not obtain the advantages that the acquisitions were intended to create. In addition, if Medicis does not manage this growth effectively, maintain the quality of its products despite the demands on its resources and retain key personnel, Medicis’ business could be harmed.

Medicis depends on licenses from others, and any loss of such licenses could harm its business, market share and profitability.
      Medicis has acquired the rights to manufacture, use and market certain products, including certain of Medicis’ core products. Medicis also expects to continue to obtain licenses for other products and technologies in the future. Medicis’ license agreements generally require it to develop a market for the licensed products. If Medicis does not develop these markets within specified time frames, the licensors may be entitled to terminate these license agreements.
      Medicis may fail to fulfill its obligations under any particular license agreement for various reasons, including insufficient resources to adequately develop and market a product, and lack of market development despite Medicis’ diligence and lack of product acceptance. Medicis’ failure to fulfill its obligations could result in the loss of its rights under a license agreement.
      Medicis’ inability to continue the distribution of any particular licensed product could harm its business, market share and profitability. Also, certain products Medicis licenses are used in connection with other products it owns or licenses. A loss of a license in such circumstances could materially harm Medicis’ ability to market and distribute these other products.

      Medicis’ growth and acquisition strategy depends upon the successful integration of licensed products with its existing products. Therefore, any loss, limitation or flaw in a licensed product could impair Medicis’ ability to market and sell its products, delay new product development and introduction, and harm Medicis’ reputation. These problems, individually or together, could harm Medicis’ business and results of operations.

Medicis depends on a limited number of customers, and if Medicis loses any of them, its business could be harmed.
      Medicis’ customers include some of the United States’ leading wholesale pharmaceutical distributors, such as AmerisourceBergen, Cardinal, McKesson, Quality King, and major drug chains. During fiscal 2005, McKesson and Cardinal accounted for 51.2% and 21.8%, respectively, of Medicis’ net revenues. The loss of any of these customers’ accounts or a material reduction in their purchases could harm Medicis’ business, financial condition or results of operations. In addition, Medicis may face pricing pressure from its customers.
      The distribution network for pharmaceutical products has, in recent years, been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market. In addition, the number of independent drug stores and small chains has decreased as retail consolidation has occurred. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses which may result in product returns to Medicis, cause a reduction in the inventory levels of distributors and retailers, or otherwise result in reductions in purchases of Medicis’ products, any of which could harm its business, financial condition and results of operations.

Medicis relies on others to manufacture its products.
      Currently, Medicis outsources its entire product manufacturing needs. Typically, Medicis’ manufacturing contracts are short-term. Medicis is dependent upon renewing agreements with its existing manufacturers or finding replacement manufacturers to satisfy its requirements. As a result, Medicis cannot be certain that manufacturing sources will continue to be available or that Medicis can continue to outsource the manufacturing of its products on reasonable or acceptable terms.
      The underlying cost to Medicis for manufacturing its products is established in its agreements with these outside manufacturers. Because of the short-term nature of these agreements, Medicis’ expenses for manufacturing are not fixed and could change from contract to contract. If the cost of production increases, Medicis’ gross margins could be negatively affected.
      In addition, Medicis relies on outside manufacturers to provide it with an adequate and reliable supply of its products on a timely basis. Loss of a supplier or any difficulties that arise in the supply chain could significantly affect Medicis’ inventories and supply of products available for sale. Medicis does not have alternative sources of supply for all of its products. If a primary supplier of any of Medicis’ core products is unable to fulfill Medicis’ requirements for any reason, it could reduce Medicis’ sales, margins and market share, as well as harm Medicis’ overall business and financial results. If Medicis is unable to supply sufficient amounts of Medicis’ products on a timely basis, its revenues and market share could decrease and, correspondingly, its profitability could decrease.
      Under several exclusive supply agreements, with certain exceptions, Medicis must purchase most of its product supply from specific manufacturers. If any of these exclusive manufacturer or supplier relationships were terminated, Medicis would be forced to find a replacement manufacturer or supplier. The FDA requires that all manufacturers used by pharmaceutical companies comply with the FDA’s regulations, including the current Good Manufacturing Practices (cGMP) regulations applicable to manufacturing processes. The cGMP validation of a new facility and the approval of that manufacturer for a new drug product may take a year or more before manufacture can begin at the facility. Delays in obtaining FDA validation of a replacement manufacturing facility could cause an interruption in the supply of Medicis’ products. Although Medicis has business interruption insurance covering the loss of income for up to 12 months, which may mitigate the harm to it from the interruption of the manufacturing of Medicis’ largest selling products caused by certain events, the loss of a manufacturer could still cause a reduction in Medicis’ sales, margins and market share, as well as harm its overall business and financial results.

Medicis’ reliance on third-party manufacturers and suppliers can be disruptive to its inventory supply.
      Medicis and the manufacturers of its products rely on suppliers of raw materials used in the production of Medicis’ products. Some of these materials are available from only one source and others may become available from only one source. Any disruption in the supply of raw materials or an increase in the cost of raw materials to Medicis’ manufacturers could have a significant effect on their ability to supply Medicis with its products.
      Medicis tries to maintain inventory levels that are no greater than necessary to meet its current projections. Any interruption in the supply of finished products could hinder Medicis’ ability to timely distribute finished products. If Medicis is unable to obtain adequate product supplies to satisfy its customers’ orders, it may lose those orders and its customers may cancel other orders and stock and sell competing products. This, in turn, could cause a loss of Medicis’ market share and reduce its revenues.

Medicis could experience difficulties in obtaining supplies of RESTYLANE®, PERLANEtm and RESTYLANE FINE LINEStm.
      The manufacturing process to create bulk non-animal stabilized hyaluronic acid necessary to produce RESTYLANE®, PERLANEtm and RESTYLANE FINE LINEStm products is technically complex and requires significant lead-time. Any failure by Medicis to accurately forecast demand for finished product could result in an interruption in the supply of RESTYLANE®, PERLANEtm and RESTYLANE FINE LINEStm products and a resulting decrease in sales of the products.
      Medicis depends exclusively on Q-Med for Medicis’ supply of RESTYLANE®, PERLANEtm and RESTYLANE FINE LINEStm products. There are currently no alternative suppliers of these products. Q-Med has committed to supply RESTYLANE® to Medicis under a long-term license that is subject to customary conditions and Medicis’ delivery of specified milestone payments. Q-Med manufactures RESTYLANE®, PERLANEtm and RESTYLANE FINE LINEStm at its facility in Uppsala, Sweden. Medicis cannot be certain that Q-Med will be able to meet Medicis’ current or future supply requirements. Any impairment of Q-Med’s manufacturing capacities could significantly affect Medicis’ inventories and its supply of products available for sale.

Supply interruptions may disrupt Medicis’ inventory levels and the availability of its products.
      Numerous factors could cause interruptions in the supply of Medicis’ finished products, including:

•	timing, scheduling and prioritization of production by Medicis’ contract manufacturers;

•	labor interruptions;

•	changes in Medicis’ sources for manufacturing;

•	the timing and delivery of domestic and international shipments;

•	Medicis’ failure to locate and obtain replacement manufacturers as needed on a timely basis; and

•	conditions affecting the cost and availability of raw materials.
      Medicis estimates customer demand for its prescription products primarily through use of third party syndicated data sources which track prescriptions written by health care providers and dispensed by licensed pharmacies. These data are extrapolations from information provided only by certain pharmacies, and are estimates of historical demand levels. Medicis observes trends from these data, and, coupled with certain proprietary information, prepares demand forecasts that are the basis for purchase orders for finished and component inventory from Medicis’ third party manufacturers and suppliers. Medicis’ forecasts may fail to accurately anticipate ultimate customer demand for products. Overestimates of demand may result in excessive inventory production; underestimates may result in inadequate supply of Medicis’ products in channels of distribution.

      Medicis sells its products primarily to major wholesalers and retail pharmacy chains. Consistent with pharmaceutical industry patterns, approximately 80% of Medicis’ revenues are derived from four major drug wholesale concerns. While Medicis attempts to estimate inventory levels of its products at its major wholesale customers, using historical prescription information and historical purchase patterns, this process is inherently imprecise. Rarely do wholesale customers provide Medicis complete inventory levels at regional distribution centers, or within their national distribution systems. Medicis relies wholly upon its wholesale and drug chain customers to effect the distribution allocation of its products.
      Medicis periodically offers promotions to wholesale and chain drugstore customers to encourage dispensing of its products, consistent with prescriptions written by licensed health care providers. Because many of Medicis’ products compete in multi-source markets, it is important for Medicis to ensure the licensed health care providers’ dispensing instructions are fulfilled with Medicis’ branded products and are not substituted with a generic product or another therapeutic alternative product which may be contrary to the licensed health care providers’ recommended prescribed Medicis brand. Medicis believes that a critical component of its brand protection program is maintenance of full product availability at drugstore and wholesale customers. Medicis believes such availability reduces the probability of local and regional product substitutions, shortages and backorders, which could result in lost sales. Medicis expects to continue providing favorable terms to wholesale and retail drug chain customers as may be necessary to ensure the fullest possible distribution of its branded products within the pharmaceutical chain of commerce.
      Medicis cannot control or influence greatly the purchasing patterns of its wholesale and retail drug chain customers. These are highly sophisticated customers that purchase Medicis’ products in a manner consistent with their industry practices and, presumably, based upon their projected demand levels. Purchases by any given customer, during any given period, may be above or below actual prescription volumes of any of Medicis’ products during the same period, resulting in fluctuations in product inventory in the distribution channel.

Fluctuations in demand for Medicis’ products create inventory maintenance uncertainties.
      As a result of customer buying patterns, a substantial portion of Medicis’ revenues have been recognized in the last month of each quarter. Medicis schedules its inventory purchases to meet anticipated customer demand. As a result, relatively small delays in the receipt of manufactured products by Medicis could result in revenues being deferred or lost. Medicis’ operating expenses are based upon anticipated sales levels, and a high percentage of Medicis’ operating expenses are relatively fixed in the short term. Consequently, variations in the timing of revenue recognition could cause significant fluctuations in operating results from period to period and may result in unanticipated periodic earnings shortfalls or losses.

Medicis selectively outsources certain non-sales and non-marketing services, and cannot assure you that it will be able to obtain adequate supplies of such services on acceptable terms.
      To enable Medicis to focus on its core marketing and sales activities, Medicis selectively outsources certain non-sales and non-marketing functions, such as laboratory research, manufacturing and warehousing. As Medicis expands its activities in these areas, additional financial resources are expected to be utilized. Medicis typically does not enter into long-term manufacturing contracts with third-party manufacturers. Whether or not such contracts exist, Medicis cannot assure you that it will be able to obtain adequate supplies of such services or products in a timely fashion, on acceptable terms, or at all.

Importation of products from Canada and other countries into the United States may lower the prices Medicis receives for its products.
      Medicis’ products are subject to competition from lower priced versions of its products and competing products from Canada and other countries where government price controls or other market dynamics result in lower prices. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of the Internet, an expansion of pharmacies in Canada and elsewhere targeted to American purchasers, the increase in United States-based businesses affiliated with Canadian pharmacies marketing to American purchasers, and other factors. Most of these foreign imports are illegal under current

United States law. However, the volume of imports continues to rise due to the limited enforcement resources of the FDA and the United States Customs Service, and there is increased political pressure to permit the imports as a mechanism for expanding access to lower priced medicines.
      In December 2003, Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This law contains provisions that may change United States import laws and expand consumers’ ability to import lower priced versions of Medicis’ and competing products from Canada, where there are government price controls. These changes to United States import laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. The former Secretary of Health and Human Services did not make such a certification. However, it is possible that the current Secretary or a subsequent Secretary could make the certification in the future. As directed by Congress, a task force on drug importation recently conducted a comprehensive study regarding the circumstances under which drug importation could be safely conducted and the consequences of importation on the health, medical costs and development of new medicines for United States consumers. The task force issued its report in December 2004, finding that there are significant safety and economic issues that must be addressed before importation of prescription drugs is permitted, and the current Secretary has not yet announced any plans to make the required certification. In addition, federal legislative proposals have been made to implement the changes to the United States import laws without any certification, and to broaden permissible imports in other ways. Even if the changes to the United States import laws do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the United States Customs Service and other government agencies.
      The importation of foreign products adversely affects Medicis’ profitability in the United States. This impact could become more significant in the future, and the impact could be even greater if there is a further change in the law or if state or local governments take further steps to facilitate the importation of products from abroad.

If Medicis becomes subject to product liability claims, its earnings and financial condition could suffer.
      Medicis is exposed to risks of product liability claims from allegations that its products resulted in adverse effects to the patient or others. These risks exist even with respect to those products that are approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA.
      In addition to Medicis’ desire to reduce the scope of its potential exposure to these types of claims, many of Medicis’ customers require it to maintain product liability insurance as a condition of conducting business with Medicis. Medicis currently carries product liability insurance in the amount of $50 million per claim and $50 million in the aggregate on a claims-made basis. Nevertheless, this insurance may not be sufficient to cover all claims made against it. Insurance coverage is expensive and may be difficult to obtain. As a result, Medicis cannot be certain that its current coverage will continue to be available in the future on reasonable terms, if at all. If Medicis is liable for any product liability claims in excess of its coverage or outside of its coverage, the cost and expense of such liability could cause Medicis’ earnings and financial condition to suffer.

Rising insurance costs could negatively impact profitability.
      The cost of insurance, including workers compensation, product liability and general liability insurance, have risen significantly in recent years and may increase in the future. In response, Medicis may increase deductibles and/or decrease certain coverages to mitigate these costs. These increases, and Medicis’ increased risk due to increased deductibles and reduced coverages, could have a negative impact on Medicis’ results of operations, financial condition and cash flows.

If Medicis suffers negative publicity concerning the safety of its products, its sales may be harmed and Medicis may be forced to withdraw products.
      Physicians and potential patients may have a number of concerns about the safety of Medicis’ products, whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research.

Negative publicity, whether accurate or inaccurate, concerning Medicis’ products could reduce market or governmental acceptance of Medicis’ products and could result in decreased product demand or product withdrawal. In addition, significant negative publicity could result in an increased number of product liability claims, whether or not these claims are supported by applicable law.

RESTYLANE® is a consumer product; trends may change and applicable laws may affect sales or product margins of RESTYLANE®.
      RESTYLANE® is a consumer product. If Medicis fails to anticipate, identify or react to competitive products or if consumer preferences in the cosmetic marketplace shift to other treatments for the treatment of fine lines, wrinkles and deep facial folds, Medicis may experience a decline in demand for RESTYLANE®. In addition, the popular media has at times in the past produced, and may continue in the future to produce, negative reports regarding the efficacy, safety or side effects of facial aesthetic products. Consumer perceptions of RESTYLANE® may be negatively impacted by these reports and other reasons.
      Demand for RESTYLANE® may be materially adversely affected by changing economic conditions. Generally, the costs of cosmetic procedures are borne by individuals without reimbursement from their medical insurance providers or government programs. Individuals may be less willing to incur the costs of these procedures in weak or uncertain economic environments, and demand for RESTYLANE® could be adversely affected.

Medicis may not be able to repurchase the Old Notes and New Notes when required.
      In June 2002, Medicis sold Contingent Convertible Senior Notes, due in 2032, or the Old Notes, in the amount of $400 million. In August 2003, Medicis exchanged approximately $230.8 million in principal of these Old Notes for approximately $283.9 million of Medicis’ Contingent Convertible Senior Notes due in 2033, or the New Notes.
      On June 4, 2007, 2012 and 2017 and upon the occurrence of a change in control, holders of the remaining Old Notes may require Medicis to offer to repurchase their Old Notes for cash. On June 4, 2008, 2013 and 2018 and upon the occurrence of a change in control, holders of the New Notes may require Medicis to offer to repurchase their New Notes for cash. Medicis may not have sufficient funds at the time of any such events to make the required repurchases.
      The source of funds for any repurchase required as a result of any such events will be Medicis’ available cash or cash generated from operating activities or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. Medicis cannot assure you, however, that sufficient funds will be available at the time of any such events to make any required repurchases of the Notes tendered. Furthermore, the use of available cash to fund the repurchase of the Old Notes or New Notes may impair Medicis’ ability to obtain additional financing in the future.

Medicis’ publicly-filed SEC reports are reviewed by the SEC from time to time and any significant changes required as a result of any such review may result in material liability to Medicis and have a material adverse impact on the trading price of Medicis’ common stock.
      The reports of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements and to enhance the overall effectiveness of companies’ public filings, and comprehensive reviews of such reports are now required at least every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. While Medicis believes that its previously filed SEC reports comply, and Medicis intends that all future reports will comply in all material respects with the published rules and regulations of the SEC, Medicis could be required to modify or reformulate information contained in prior filings as a result of an SEC review. Any modification or reformulation of information contained in such reports could be significant and result in material liability to Medicis and have a material adverse impact on the trading price of Medicis’ common stock.

Risks Relating to Inamed

If Inamed is unable to avoid significant product liability claims, product recalls, or indemnification claims, Inamed may be forced to pay substantial damage awards, claims, and other expenses that could exceed its accruals and insurance coverage.
      Inamed has in the past been, currently is, and may in the future be subject to product liability claims alleging that the use of Inamed’s technology or products has resulted in adverse health effects. These claims may be brought even with respect to products that are investigational devices in approved clinical trials or that have received, or in the future may receive, regulatory approval for commercial sale. In particular, the manufacture and sale of breast implant products entails significant risk of product liability claims due to potential allegations of possible disease causation, transmission, complications and other health factors, rupture, deflation or other product failure. Other breast implant manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy. Inamed also faces a substantial risk of product liability claims from its obesity intervention products and its facial aesthetics products. In addition to product liability claims, Inamed may in the future need to recall or issue field corrections related to its products due to manufacturing deficiencies, labeling errors, or other safety or regulatory reasons or concerns. Inamed has, from time to time, entered into indemnification agreements with health care practitioners with respect to certain clinical research studies. Pursuant to these agreements, Inamed has agreed to indemnify the health care practitioners from third-party claims (in addition to product liability claims) resulting from or arising out of these studies.
      At present, except for some of Inamed’s products used in current clinical trials, Inamed has no third-party liability insurance to protect Inamed from the damages and the costs of claims for damages due to the use or recall of its products or indemnification claims. Product liability claims, recall orders or indemnification claims could result in material losses.
      In addition, Inamed continues to incur substantial costs and expenses as a result of Inamed’s liabilities related to the Trilucent breast implant. Inamed’s Trilucent costs and expenses derive in part from the program announced by Inamed on June 6, 2000, and include, among other things, continuing expenses of Inamed’s explantation program, regulatory compliance, scientific and other investigative studies, bodily injury and financial loss claims, and related legal and defense costs. While Inamed has insurance for some of these expenses and has also established accruals for them in addition to its insurance program, the combined amount of its insurance and accruals may be insufficient to cover all its future Trilucent-related liabilities. In 2002, Inamed came to final settlements with each of its two insurers for product liability claims arising from the Trilucent implant. Under one settlement with MEDMARC Casualty Insurance Company, MEDMARC paid $6 million in cash to Inamed in January 2003, $1.5 million cash to Inamed in May 2003, and, effective November 16, 2002, agreed to make a policy with a limit of $10 million available to Inamed for defense and indemnification of Trilucent-related bodily injury claims worldwide. The policy does not cover claims filed against Inamed after November 7, 2005. This policy was fully used as of June 30, 2004. Under the second settlement, AISLIC, an AIG company, agreed to make an excess policy with a limit of $10 million available to Inamed for the indemnification of non-United States Trilucent claims. There was approximately $2.4 million remaining under this commitment at June 30, 2005 and $4.2 million remaining at December 31, 2004.
      In addition, at June 30, 2005, Inamed had an accrual for future Trilucent claims, costs, and expenses of approximately $6.8 million and insurance of $2.4 million, or $4.4 million, net of insurance. While Inamed currently believes this amount is adequate, it is possible that its future Trilucent-related liabilities could exceed this amount. Further, the existing insurance coverage is subject to a number of conditions. Thus, Inamed’s accruals and liability insurance coverage under the foregoing insurance policies may be inadequate to cover its future Trilucent-related liabilities, including its Trilucent-related bodily injury claims and other contingent liabilities.
      Under the program announced on June 6, 2000, Inamed has, through its AEI Inc. subsidiary, undertaken a comprehensive program of support and assistance for women who received Trilucent breast implants, under which Inamed is covering medical expenses associated with the removal and replacement of those implants for the approximately 8,500 women who received them. To date, Inamed believes that more than 90% of the United Kingdom residents and more than 75% of the women in the rest of the world who had these implants have had them removed. The product was not sold commercially in the United States. Prior to February 15, 2005, an insurance company honored its commitment under an insurance policy to reimburse Inamed for most of the medical expenses incurred in connection with this explantation program. As of February 15, 2005, this policy expired in accordance with its terms. Despite the expiration of this policy, Inamed may continue to pay for the explantations of certain Trilucent recipients, and hence it is possible that Inamed will incur material liabilities for Trilucent-related explantation expenses in the future for which it will not have insurance coverage.
      Recipients of the Trilucent implants have also asserted claims and brought legal proceedings against Inamed, AEI (an affiliate of Inamed), other affiliated and unaffiliated entities, and persons alleging bodily injury and financial loss as a result of the implantation and explantation of their Trilucent implants. To date, Inamed has been able to resolve these claims within its accruals and with insurance proceeds. In the United Kingdom and Spain, Inamed has entered into protocols under which women who have had their Trilucent implants removed since June 6, 2000 may apply for certain fixed levels of compensation, or may obtain an independent, binding determination of their damages, without proof of defect or legal causation. In the United Kingdom, while Inamed has been successful in settling the vast majority of claims, Inamed has yet to finally adjudicate approximately 90 claims in which women in the U.K. are claiming serious medical complications from their Trilucent explantation procedure. In Spain, although approximately 310 women have accepted Inamed’s protocol, approximately 61 have commenced individual legal proceedings (approximately 43 of which are still pending) and a Spanish consumer union has commenced a single action in which it alleges that it represents approximately 40 Spanish Trilucent explantees. More than 790 Spanish women were explanted and hence more than 300 have yet to make claims for bodily injury or financial loss (although Inamed has already paid for their explants). The claims of many of these women may now be time-barred under Spanish law. In addition, in the second quarter of 2005, for the first time an appellate court in Spain issued a decision holding that Trilucent Breast Implants were not “defective” within the meaning of Spanish product liability law and dismissed a EUR 60,000 award issued by the lower court. While this ruling is a positive development for Inamed, and may eliminate or reduce its liability in cases filed in the judicial district (Madrid) in which it was issued, it may not be followed by other Spanish appellate courts or could be modified or be found to be inapplicable to other cases filed in the Madrid district. Inamed is also facing Trilucent-related claims and legal proceedings in Germany, Belgium, Italy and other countries. In Germany, where as many as 1,500 to 2,000 women are believed to have been implanted with Trilucent implants, approximately 950 have been explanted, but only approximately 130 have made claims for bodily injury or financial loss (although Inamed has already paid for their explants). By reason of adverse publicity concerning Trilucent and the announced closure of Inamed’s explantantion program, the rate of filing of new Trilucent-related bodily injury claims by women in Germany, Belgium, Italy and other European countries may increase in 2005 or in the following years.
      In addition, under U.K. and Spanish law, the release granted to Inamed under its settlement protocol is necessarily provisional, and each participating claimant reserves the right to pursue a future claim should she develop cancer or reproductive abnormalities. On August 4, 2004, the Trilucent Scientific Advisory Panel (TSAP) delivered a report to the successor entity to the MDA in the United Kingdom, known as the MHRA. In its report, issued after more than three years of research, the TSAP concluded that there is no scientific evidence that Trilucent implants pose a significant systemic risk to human health but that the removal of the implants on precautionary grounds was and is appropriate. Although Inamed’s regulator in the U.K. has determined that no further studies of Trilucent are currently required, Inamed could also be obligated to fund scientific or epidemiologic research, or incur expenses for medical monitoring, that are in excess of the spending levels which are currently forecast. As a result of these and other factors, the total amount of accruals and insurance available to address Inamed’s future Trilucent-related liabilities may be insufficient and Inamed may need to make additional provisions for Trilucent-related liabilities in the future.

Inamed is subject to substantial government regulation, which could materially adversely affect its business.
      The production and marketing of Inamed’s products and its ongoing research and development, pre-clinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. Most of the products Inamed develops must undergo rigorous pre-clinical and clinical testing and an extensive regulatory approval process before they can be marketed. This process makes it longer, harder and more costly to bring Inamed’s products to market, and Inamed cannot guarantee that any of its products will be approved, or, once approved, not recalled. The pre-marketing approval process and biologic license application process can be particularly expensive, uncertain and lengthy, and a number of products for which FDA approval has been sought by other companies have never been approved for marketing. In addition to testing and approval procedures, extensive regulations also govern marketing, manufacturing, distribution, labeling, and record-keeping procedures. If Inamed does not comply with applicable regulatory requirements, such violations could result in warning letters, non-approval, suspensions of regulatory approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions, and criminal prosecution.
      Delays in or rejection of FDA or other government entity approval of Inamed’s new products may also adversely affect its business. Such delays or rejection may be encountered due to, among other reasons, government or regulatory delays, lack of efficacy during clinical trials, unforeseen safety issues, slower than expected rate of patient recruitment for clinical trials, inability to follow patients after treatment in clinical trials, inconsistencies between early clinical trial results and results obtained in later clinical trials, varying interpretations of data generated by clinical trials, or changes in regulatory policy during the period of product development in the United States and abroad. In the United States, there has been a continuing trend of more stringent FDA oversight in product clearance and enforcement activities, causing manufacturers to experience longer approval cycles, more uncertainty, greater risk, and higher expenses.
      On April 11, 2005, the General and Plastic Surgery Advisory Panel (Panel) of the FDA recommended by a five to four vote the non-approval to the FDA of Inamed’s Pre-Market Approval (PMA) application to market responsive silicone gel-filled breast implants in the United States. After consideration of the outcome of the Panel meeting and in consultation with the FDA, Inamed modified its responsive gel PMA by separating data for eight round style investigational devices and the shaped Style 153 investigational devices. This PMA modification also included new 10 to 12 year European data for these styles. Inamed also decided to voluntarily end the availability of the Style 153 as an investigational device in clinical studies. The Style 153 accounted for approximately $3.4 million (less than 1%) of Inamed’s total revenues in 2004.
      Mentor Corporation announced on July 28, 2005, that it had received an “approvable letter” from the FDA with respect to its silicone breast implants that had received the Panel’s recommendation of approval in April. According to Mentor, the approvable letter stipulates a number of conditions which Mentor must satisfy in order to receive FDA approval to market and sell silicone gel-filled breast implants in the United States. On September 21, 2005, Inamed announced that it received an “approvable letter” from the FDA for its responsive silicone gel filled breast implants. The approvable letter stipulates a number of conditions that Inamed must comply with in order to receive FDA approval to market and sell responsive silicone gel filled breast implants in the United States. An “approvable letter” is one of several intermediate steps in the FDA review process of new products.
      Internationally, there is a risk that Inamed may not be successful in meeting applicable quality standards or other certification requirements. Even if regulatory approval of a product is granted, this approval may entail limitations on uses for which the product may be labeled and promoted. It is possible, for example, that Inamed may not receive FDA approval to market its current products for broader or different applications or to market updated products that represent extensions of Inamed’s basic technology. In addition, Inamed may not receive FDA export approval to export its products in the future, and countries to which products are to be exported may not approve them for import.
      Inamed’s manufacturing facilities also are subject to continual governmental review and inspection. The FDA has stated publicly that compliance with manufacturing regulations will be scrutinized more strictly. A governmental authority may challenge Inamed’s compliance with applicable federal, state and foreign regulations. In addition, any discovery of previously unknown problems with one of Inamed’s products or facilities may result in restrictions on the product or the facility, including withdrawal of the product from the market or other enforcement actions.
      From time to time, legislative or regulatory proposals are introduced that could alter the review and approval process relating to Inamed’s products. It is possible that the FDA or other governmental authorities will issue additional regulations further restricting the sale of Inamed’s present or proposed products. Any change in legislation or regulations that govern the review and approval process relating to Inamed’s current and future products could make it more difficult and costly to obtain approval for new products, or to produce, market, and distribute existing products.

There are material risks related to the potential delay or failure to consummate the proposed merger with Medicis.
      The proposed merger with Medicis may not be completed on the anticipated timetable, and it is possible that the merger will not be completed at all. The delay or failure to consummate the proposed merger with Medicis could negatively impact Inamed’s stock price and future business and operations. If the merger with Medicis is delayed or not consummated for any reason, Inamed may be subject to a number of material risks, including the following:

•	If the merger agreement is terminated by Medicis under certain circumstances, and Inamed enters into a change of control transaction subsequent to such termination, Inamed may be required to pay to Medicis a termination fee of $90 million. Inamed may also be required to pay a fee of $10 million upon its breach of the terms and conditions of the merger agreement. These fees may deter other parties from offering to acquire Inamed, which could interfere with the ability of its stockholders to receive a premium for their shares of Inamed’s stock;

•	The price of Inamed’s common stock may decline, as the current market price of its common stock may reflect an assumption that the proposed merger will be consummated and that its stockholders will become stockholders of Medicis upon closing of the merger;

•	Inamed must pay certain expenses related to the proposed merger, including substantial financial advisory, legal, accounting and other merger-related fees even if the merger is not consummated, which could affect Inamed’s results of operations and cash liquidity, and potentially its stock price;

•	Significant management and other resources have been diverted to efforts to consummate the proposed merger and, if the merger is not consummated, such efforts will result in little or no benefit to Inamed;

•	Current and prospective employees may experience uncertainty about their future role with Inamed, which may adversely affect Inamed’s ability to attract and retain key management, research and development, manufacturing and other personnel;

•	The announcement of the proposed merger may have an adverse effect on Inamed’s revenues in the near-term and its market position if Inamed’s customers, suppliers, marketing and collaboration partners and other third parties delay, defer or cancel purchases pending resolution of the proposed merger; and

•	If the merger agreement with Medicis is terminated and the Inamed board of directors decides to seek another merger or business combination, it may not be able to find a partner willing to pay an equivalent price to that which would have been obtained in the proposed merger with Medicis.
In addition, the merger agreement contains a number of conditions which must be satisfied or waived prior to the closing of the merger, including required antitrust approvals, such as the expiration or termination of the waiting period under the HSR Act. On May 5, 2005, Inamed received a Second Request from the FTC regarding the proposed merger with Medicis. The Second Request was issued under the notification requirements of the HSR Act. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until thirty days after Medicis and Inamed have substantially complied with the Second Request and Medicis and Inamed have jointly provided the FTC with a notice to commence the thirty-day waiting period, unless terminated sooner by the FTC. There can be no assurance that this merger will receive the required antitrust approvals on a timely basis, if at all, and either Inamed or Medicis may be required to divest certain assets or a portion of its respective operations to obtain the required antitrust approvals. See “The Merger Agreement” on page 108.

If Inamed suffers negative publicity concerning the safety of its products, Inamed’s sales may be harmed and Inamed may be forced to withdraw products.
      Physicians and potential and existing patients may have a number of concerns about the safety of Inamed’s products, including its breast implants, obesity intervention products and facial dermal fillers, whether such concerns have a basis in generally accepted science or peer-reviewed scientific research or not. Negative publicity — whether accurate or inaccurate — about Inamed’s products, based on, for example, news about breast implant litigation or regulatory activities and developments, whether involving Inamed or a competitor, new government regulation, or bovine spongiform encephalopathy (BSE) or Creutzfeldt-Jacob, or “mad cow” disease, could materially reduce market acceptance of Inamed’s products and could result in product withdrawals. In addition, significant negative publicity could result in an increased number of product liability claims, whether or not these claims have a basis in scientific fact.

Inamed’s quarterly operating results are subject to substantial fluctuations and any failure to meet financial expectations for any fiscal quarter may disappoint securities analysts and investors and could cause Inamed’s stock price to decline.
      Inamed’s quarterly operating results have fluctuated in the past and may vary significantly in the future due to a combination of factors, many of which are beyond Inamed’s control. These factors include:

•	changes in demand for Inamed’s products;

•	Inamed’s ability to meet the demand for its products;

•	on-going and increased competition;

•	the number, timing, pricing and significance of new products and product introductions and enhancements by Inamed and its competitors;

•	regulatory approvals obtained either by Inamed or a competitor;

•	Inamed’s ability to develop, introduce and market new products and enhanced versions of its existing products on a timely basis;

•	changes in pricing policies by Inamed or its competitors;

•	events related to the proposed merger with Medicis and/or the operating results or stock price of Medicis;

•	merger-related expenses if the merger with Medicis is not consummated;

•	the timing of significant orders and shipments;

•	regulatory approvals or other regulatory action affecting new or existing products;

•	litigation with respect to product liability, intellectual property, and other claims or product recalls and any insurance covering such claims or recalls; and

•	general economic factors, such as foreign exchange rates.
As a result, Inamed believes that period-to-period comparisons of its results of operations are not necessarily meaningful and you should not rely upon these comparisons as indications of future performance. These factors may cause Inamed’s operating results to be below securities analysts’ expectations in some future quarters, which could cause the market price of its stock to decline.

If changes in the economy and consumer spending reduce consumer demand for Inamed’s products, Inamed’s sales and profitability will suffer.
      Breast augmentation and reconstruction, facial dermal fillers, and obesity intervention are elective procedures. Other than United States federally mandated insurance reimbursement for post-mastectomy reconstructive surgery, breast augmentations and other cosmetic procedures are not typically covered by insurance. Adverse changes in the economy may cause consumers to reassess their spending choices and reduce the demand for cosmetic surgery. This shift could have an adverse effect on Inamed’s sales and profitability.
      Reimbursement for obesity surgery, including use of Inamed’s products, is available to various degrees in most of its international markets. In the United States, reimbursements by insurance plans are increasing, but reimbursement is not widely available to all insured patients at this time. Adverse changes in the economy could have an adverse effect on consumer spending and governmental health care resources. This shift could have an adverse effect on the sales and profitability of Inamed’s obesity intervention business.

If Inamed is unable to continue to develop and market new products and technologies, Inamed may experience a decrease in demand for its products or its products could become obsolete.
      The health care industry is highly competitive and is subject to significant and rapid technological change. Inamed believes that its ability to respond quickly to consumer needs or advances in medical technologies, without compromising product quality, is crucial to its success. Inamed is continually engaged in product development and improvement programs to maintain and improve its competitive position. Inamed cannot, however, guarantee that it will be successful in enhancing existing products or developing new products or technologies that will timely achieve regulatory approval or receive market acceptance.
      There is also a risk that Inamed’s products may not gain market acceptance among physicians, patients and the medical community generally. The degree of market acceptance of any medical device or other product that Inamed develops will depend on a number of factors, including demonstrated clinical efficacy and safety, cost-effectiveness, potential advantages over alternative products, and Inamed’s marketing and distribution capabilities. Physicians will not recommend Inamed’s products until clinical data or other factors demonstrate their safety and efficacy compared to other competing products. Even if the clinical safety and efficacy of using Inamed’s products is established, physicians may elect not to recommend using them for any number of other reasons, including whether Inamed’s products best meet the particular needs of the individual patient.
      Inamed’s products compete with a number of other products manufactured by major health care companies, and may also compete with new products currently under development by others. If Inamed’s new products do not achieve significant market acceptance, or if its current products are not able to continue competing successfully in the changing market, Inamed’s revenue and earnings may not grow as much as expected or may even decline.

If clinical trials for Inamed’s products are unsuccessful or delayed, Inamed will be unable to meet its anticipated development and commercialization timelines, which could cause Inamed’s stock price to decline.
      Before obtaining regulatory approvals for the commercial sale of any products, Inamed must demonstrate through pre-clinical testing and clinical trials that its products are safe and effective for use in humans. Conducting clinical trials is a lengthy, time-consuming and expensive process.
      Completion of clinical trials may take several years or more. Inamed’s commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	lack of efficacy during the clinical trials;

•	unforeseen safety issues;

•	slower than expected patient recruitment; and

•	government or regulatory delays.
The results from pre-clinical testing and early clinical trials are often not predictive of results obtained in later clinical trials. A number of new products have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, and may, after regulatory review, have to be modified, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including perceived defects in the design of the clinical trials, the modification of submitted data, and changes in regulatory policy during the period of product development. Any delays in, or termination of, Inamed’s clinical trials will materially and adversely affect its development and commercialization timelines, which would cause its stock price to decline.

If Inamed’s collaborative partners do not perform, Inamed will be unable to develop and market products as anticipated.
      Inamed has entered into collaborative arrangements with third parties to develop and market certain products. Inamed cannot assure you that these collaborations will produce successful products. If Inamed fails to maintain its existing collaborative arrangements or fails to enter into additional collaborative arrangements, the number of products from which Inamed could receive future revenues would decline.
      Inamed’s dependence on collaborative arrangements with third parties subjects Inamed to a number of risks. These collaborative arrangements may not be on terms favorable to Inamed. Agreements with collaborative partners typically allow partners significant discretion in electing whether or not to pursue any of the planned activities. Inamed cannot control the amount and timing of resources its collaborative partners may devote to products based on the collaboration, and its partners may choose to pursue alternative products. Inamed’s partners may not perform their obligations as expected. Business combinations, significant changes in a collaborative partner’s business strategy, or its access to financial resources may adversely affect a partner’s willingness or ability to complete its obligations under the arrangement. Moreover, Inamed could become involved in disputes with its partners, which could lead to delays or termination of the collaborations and time-consuming and expensive litigation or arbitration. Even if Inamed fulfills its obligations under a collaborative agreement, its partner can terminate the agreement under certain circumstances. If any collaborative partner were to terminate or breach Inamed’s agreement with it, or otherwise fail to complete its obligations in a timely manner, its chances of successfully commercializing products would be materially and adversely affected.

Inamed’s failure to attract and retain key managerial, technical, selling and marketing personnel could adversely affect its business.
      Inamed’s success depends upon its retention of key managerial, technical, selling and marketing personnel. The loss of the services of key personnel might significantly delay or prevent the achievement of Inamed’s development and strategic objectives. Inamed does not maintain key person life insurance on any of its employees, and none of its employees is under any obligation to continue providing services to Inamed.
      Inamed must continue to attract, train and retain managerial, technical, selling and marketing personnel. Competition for such highly skilled employees in Inamed’s industry is high, and Inamed cannot be certain that it will be successful in recruiting or retaining such personnel. Inamed also believes that its success depends to a significant extent on the ability of its key personnel to operate effectively, both individually and as a group. If Inamed is unable to identify, hire and integrate new employees in a timely and cost-effective manner, its operating results may suffer.

If Inamed’s intellectual property rights do not adequately protect its products or technologies, others could compete against Inamed more directly, which would hurt its profitability.
      Inamed’s success depends in part on its ability to obtain patents or rights to patents, protect trade secrets, operate without infringing upon the proprietary rights of others, and prevent others from infringing on its patents, trademarks and other intellectual property rights. Inamed will be able to protect its intellectual property from unauthorized use by third parties only to the extent that it is covered by valid and enforceable patents, trademarks and licenses. Patent protection generally involves complex legal and factual questions and, therefore, enforceability of patent rights cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that Inamed owns or licenses from others may not provide adequate protection against competitors. In addition, Inamed’s pending and future patent applications may fail to result in patents being issued. Also, those patents that are issued may not provide Inamed with adequate proprietary protection or competitive advantages against competitors with similar technologies. Moreover, the laws of certain foreign countries do not protect Inamed’s intellectual property rights to the same extent as do the laws of the United States.
      In addition to patents and trademarks, Inamed relies on trade secrets and proprietary know-how. Inamed seeks protection of these rights, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for violation of Inamed’s rights in the event of unauthorized use or disclosure of confidential and proprietary information. Failure to protect Inamed’s proprietary rights could seriously impair its competitive position.

If third parties claim Inamed is infringing their intellectual property rights, Inamed could suffer significant litigation or licensing expenses or be prevented from marketing its products.
      Inamed’s commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of others. However, regardless of Inamed’s intent, its technologies may infringe the patents or violate other proprietary rights of third parties. In the event of such infringement or violation, Inamed may face litigation, become subject to damages, and may be prevented from selling existing products and pursuing product development or commercialization. At present, Inamed is a party in one such matter.

Inamed depends on a sole or limited number of suppliers for certain products and raw materials and certain of its manufacturing processes are only performed at one location worldwide.
      Loss of any supplier or interruption of such manufacturing processes could adversely affect Inamed’s ability to manufacture and/or sell many of its products. Inamed currently relies on a single supplier for silicone raw materials used in many of its products. Although Inamed has an agreement with this supplier to transfer the necessary formulations to Inamed in the event that it cannot meet Inamed’s requirements, Inamed cannot guarantee that it would be able to produce or obtain a sufficient amount of quality silicone raw materials in a timely manner. Inamed depends on third party manufacturers for silicone molded components and silicone facial implants. Inamed also depends on third party manufacturers for its facial aesthetics product lines with the exclusion of the bovine and human based collagen products. In addition, Inamed currently relies on Immucor, Inc. for the supply of human collagen mesh, used in the production of CosmoDerm® and CosmoPlast®. Additionally, certain of Inamed’s manufacturing processes are only performed at one location worldwide.

Inamed’s ability to sell bovine collagen-based products could be adversely affected if it experiences problems with the closed herd of domestic cattle from which it derive these products.
      Inamed relies on two closed herds of domestic cattle that are kept apart from all other cattle for the production of its bovine collagen-based products. If these herds suffered a significant reduction or became unavailable to Inamed, Inamed would have a limited ability to access a supply of acceptable bovine collagen from a similarly segregated source. A significant reduction in the supply of bovine collagen could have a material adverse effect on Inamed’s ability to sell bovine collagen-based products.

Inamed’s international business exposes it to a number of risks.
      Approximately 40% of Inamed’s sales are derived from international operations. Accordingly, any material decrease in foreign sales would have a material adverse effect on Inamed’s overall sales and profitability. Most of Inamed’s international sales are denominated in United States dollars, Euros, or Japanese Yen. Depreciation or devaluation of the local currencies of countries where Inamed sells its products may result in its products becoming more expensive in local currency terms, thus reducing demand. In addition, Inamed manufactures and assembles all of its breast implant products and obesity intervention products in Ireland and in Costa Rica. A large percentage of Inamed’s operating expenses are denominated in currencies other than the United States dollar due to the elimination of its Santa Barbara manufacturing operations. Inamed cannot guarantee that it will not experience unfavorable currency fluctuation effects in future periods, which could have an adverse effect on its operating results. Inamed’s operations and financial results also may be significantly affected by other international factors, including:

•	foreign government regulation of Inamed’s products;

•	product liability, intellectual property and other claims;

•	new export license requirements;

•	political or economic instability in Inamed’s target markets;

•	trade restrictions;

•	changes in tax laws and tariffs;

•	inadequate protection of intellectual property rights in some countries;

•	managing foreign distributors, manufacturers and staffing;

•	managing foreign branch offices; and

•	competition.
If these risks actually materialize, Inamed’s international sales and/or profitability, as well as sales to United States customers who purchase products manufactured abroad, may decrease.

Healthcare reform legislation could materially adversely affect Inamed’s business.
      If any national healthcare reform or other legislation or regulations are passed that imposes limits on the number or type of medical procedures that may be performed or that has the effect of restricting a physician’s ability to select specific products for use in patient procedures, such changes could have a material adverse effect on the demand for Inamed’s products. In the United States, there have been, and Inamed expects that there will continue to be, a number of federal and state legislative and regulatory proposals to implement greater governmental control over the healthcare industry. These proposals create uncertainty as to the future of Inamed’s industry and may have a material adverse effect on its ability to raise capital or to form collaborations. In a number of foreign markets, the pricing and profitability of healthcare products are subject to governmental influence or control. In addition, legislation or regulations that impose restrictions on the price that may be charged for healthcare products or medical devices may adversely affect Inamed’s sales and profitability.

If Inamed’s use of hazardous materials results in contamination or injury, Inamed could suffer significant financial loss.
      Inamed’s manufacturing and research activities involve the controlled use of hazardous materials. Inamed cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, Inamed may be held liable for any resulting damages, which may exceed its financial resources.

Inamed’s stock price has been volatile and its trading volume has historically been lower than that of many NASDAQ listed stocks.
      The trading price of Inamed’s common stock has been, and may be, subject to wide fluctuations in response to a number of factors, many of which are beyond its control. These factors include:

•	quarter-to-quarter variations in Inamed’s operating results;

•	the results of testing, technological innovations, or new commercial products by Inamed or its competitors;

•	governmental actions, regulations, rules, and orders;

•	general conditions in the healthcare, medical device, or plastic surgery industries;

•	changes in earnings estimates by securities analysts;

•	developments and litigation concerning patents or other intellectual property rights;

•	litigation or public concern about the safety of Inamed’s products; and

•	resignation of senior officers.
Historically, the daily trading volume of Inamed’s common stock has been relatively low compared to that of many other NASDAQ listed stocks. Inamed cannot guarantee that an active public market for its common stock will be sustained or that the average trading volume will remain at present levels or increase. In addition, the stock market in general and the NASDAQ National Market in particular experience significant price and volume fluctuations. Volatility in the market price for particular companies has often been unrelated or disproportionate to the operating performance of those companies. Broad market factors may seriously harm the market price of Inamed’s common stock, regardless of its operating performance. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. A securities class action suit against Inamed could result in substantial costs, potential liabilities, and the diversion of management’s attention and resources.

Litigation and government investigations may harm Inamed’s business or otherwise distract its management.
      Substantial, complex or extended litigation and government investigations could cause Inamed to incur large expenditures and distract Inamed management. For example, lawsuits by employees, stockholders, customers, or competitors could be very costly and substantially disrupt Inamed’s business. Disputes from time to time with such companies or individuals are not uncommon, and Inamed cannot assure you that it will always be able to resolve such disputes out of court or on terms favorable to it.

Inamed’s publicly-filed SEC reports are reviewed by the SEC from time to time and any significant changes required as a result of any such review may result in material liability to Inamed and have a material adverse impact on the trading price of Inamed’s common stock.
      The reports of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements and to enhance the overall effectiveness of companies’ public filings, and comprehensive reviews of such reports are now required at least every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. While Inamed believes that its previously filed SEC reports comply, and Inamed intends that all future reports will comply in all material respects with the published rules and regulations of the SEC, Inamed could be required to modify or reformulate information contained in prior filings as a result of an SEC review. Any modification or reformulation of information contained in such reports could be significant and result in material liability to Inamed and have a material adverse impact on the trading price of Inamed’s common stock.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      This joint proxy statement/ prospectus and the other documents incorporated by reference into this proxy statement/ prospectus contain “forward-looking statements” within the meaning of the Securities Litigation Reform Act. All statements included in this joint proxy statement/ prospectus that address activities, events or developments that Medicis and Inamed expect, believe or anticipate will or may occur in the future are forward-looking statements, including the expected benefits of the merger of the two companies, the financial performance of the combined company, the year in which the transaction is expected to be accretive, and the anticipated closing of the merger. These statements are based on certain assumptions made by Medicis and Inamed based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis and Inamed. Any such projections or statements include the current views of Medicis and Inamed with respect to future events and financial performance. No assurances can be given, however, that these activities, events or developments will occur or that such results will be achieved. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis and Inamed. There are a number of important factors that could cause actual results to differ materially from those projected, including, without limitation:

•	the anticipated size of the markets for the companies’ products;

•	the timing and success of new product development by Medicis, Inamed or third parties;

•	the availability of product supply;

•	the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the merger);

•	the ability to realize the anticipated synergies and benefits of the merger;

•	the ability to timely and cost-effectively integrate Medicis’ and Inamed’s operations;

•	access to available and feasible financing (including financing for the merger) on a timely basis;

•	the risks and uncertainties normally incident to the pharmaceutical and medical device industries, including product liability claims and FDA approvals;

•	the introduction of federal and/or state regulations relating to Medicis’ or Inamed’s business;

•	dependence on sales of key products;

•	the uncertainty of future financial results and fluctuations in operating results;

•	dependence on Medicis’ strategy, including the uncertainty of license payments and/or other payments due from third parties;

•	competitive product introductions, including generic product introductions;

•	the risks of pending or future litigation or government investigations, including Inamed’s current SEC investigation and the government inquiry into Medicis’ marketing and promotion of LOPROX® to pediatricians; and

•	risks described from time to time in Medicis’ and Inamed’s SEC filings, including their Annual Reports on Form 10-K for the year ended June 30, 2005 and December 31, 2004, respectively.
      You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/ prospectus or, in the case of documents incorporated by reference, as of the date of those documents. Medicis and Inamed disclaim any intent or obligation to update any forward-looking statements contained herein.
THE MEDICIS SPECIAL MEETING
General
      This joint proxy statement/ prospectus is being provided to Medicis stockholders as part of a solicitation of proxies by the Medicis board of directors for use at a special meeting of Medicis stockholders. This joint proxy statement/ prospectus provides Medicis stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting of Medicis stockholders.

Date, Time, Place and Purpose of the Medicis Special Meeting
      The special meeting of Medicis stockholders will be held on                     , 2005, at       a.m., local time, at                     .
      The Medicis special meeting is being held for the following purposes:

•	to consider and vote upon a proposal to approve the issuance of shares of Medicis common stock pursuant to the Agreement and Plan of Merger, dated as of March 20, 2005, by and among Medicis Pharmaceutical Corporation, Masterpiece Acquisition Corp., a wholly owned subsidiary of Medicis, and Inamed Corporation;

•	to consider and vote upon a proposal to approve an amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis Class A common stock from 150,000,000 to 300,000,000 and change Medicis’ name from “Medicis Pharmaceutical Corporation” to “Medicis”;

•	to consider and vote upon a proposal to adjourn the Medicis special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Medicis special meeting in favor of the foregoing; and

•	to transact any other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.
Recommendation of the Medicis Board of Directors

Proposal 1
      The Medicis board of directors has unanimously approved the merger agreement and unanimously recommends that Medicis stockholders vote “FOR” approval of the issuance of shares of Medicis common stock to Inamed stockholders pursuant to the merger agreement. See “The Merger — Recommendation of the Medicis Board of Directors and Its Reasons for the Merger” on page 62.

Proposal 2
      The Medicis board of directors has unanimously approved a resolution, subject to stockholder approval, to amend Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis common stock and to change Medicis’ name and unanimously recommends that Medicis stockholders vote “FOR” approval of the amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis common stock and change Medicis’ name from “Medicis Pharmaceutical Corporation” to “Medicis”.
      If this proposal is approved by Medicis stockholders, the authorized number of shares of Medicis Class A common stock will increase from 150,000,000 to 300,000,000 and Medicis’ name will change from “Medicis Pharmaceutical Corporation” to “Medicis”. After completion of the merger, the number of issued shares of Medicis common stock is expected to be            million. Medicis intends to file the amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis common stock and change Medcis’ name immediately prior to the completion of the merger. The form of the certificate of amendment to Medicis’ certificate of incorporation is attached as Annex E to this joint proxy statement/ prospectus. Medicis reserves the right to abandon or modify, upon approval of the Medicis board of directors, the proposed amendment to Medicis’ certificate of incorporation, in whole or in part, at any time prior to the filing of the amendment with the Secretary of State of the State of Delaware, including after approval of the stockholders has been obtained. Medicis does not intend to file the amendment with the Secretary of State of Delaware if the merger is abandoned for any reason.
      The Medicis board of directors believes it is desirable to authorize additional shares of common stock so that there will be sufficient shares available for issuance for purposes that the Medicis board of directors may later determine to be in the best interests of Medicis and its stockholders. Such purposes could include the offer of shares for cash, acquisitions, financings, mergers, stock splits, stock dividends, employee benefit programs and other general corporate purposes. No further action or authorization by Medicis stockholders would be necessary prior to the issuance of additional shares of common stock, unless required by applicable law or regulation.

Proposal 3
      The Medicis board of directors unanimously recommends that Medicis stockholders vote “FOR” approval of the proposal to adjourn the Medicis special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Medicis special meeting in favor of the foregoing.
      Medicis stockholders are voting on each proposal separately. The vote of a Medicis stockholder on one proposal has no bearing on the other proposal, or on any other matter that may come before the Medicis special meeting.
Record Date; Outstanding Shares; Shares Entitled to Vote
      Only holders of record of Medicis common stock at the close of business on the record date,                     , 2005, are entitled to notice of and to vote at the Medicis special meeting. As of the Medicis record date, there were                      shares of Medicis common stock outstanding and entitled to vote at the special meeting, held by approximately                     holders of record. Each holder of Medicis common stock is entitled to one vote for each share of Medicis common stock owned as of the Medicis record date.
      A list of Medicis stockholders entitled to vote at the special meeting will be available for review at the special meeting and at the executive offices of Medicis during regular business hours for a period of ten days before the special meeting.
Quorum and Vote Required
      A quorum of stockholders is necessary to hold a valid special meeting. The required quorum for the transaction of business at the special meeting is a majority of the outstanding shares of Medicis common stock entitled to vote and present, whether in person or by proxy, at the Medicis special meeting. All shares of Medicis common stock represented at the Medicis special meeting, including abstentions and “broker non-votes,” which are described below, will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. “Broker non-votes” are shares held by a broker or other nominee that are represented at the meeting, but with respect to which such broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal.

Proposal 1
      In accordance with NYSE listing requirements, the approval by Medicis stockholders of the issuance of shares of Medicis common stock pursuant to the merger agreement requires the approval of a majority of the votes cast on such proposal, provided that the total votes cast on the proposal represents over 50% of the outstanding shares of Medicis common stock entitled to vote on the proposal. Votes “for,” votes “against” and abstentions count as votes cast, while broker non-votes do not count as votes cast. All outstanding shares of Medicis common stock, including broker non-votes, count as shares entitled to vote. Thus the total sum of votes “for,” plus votes “against,” plus abstentions, which is referred to as the “NYSE Votes Cast,” must be greater than 50% of the total outstanding shares of Medicis common stock. Once satisfied, the number of votes “for” the proposal must be greater than 50% of the NYSE Votes Cast. It is expected that brokers and other nominees will not have discretionary voting authority on this proposal and thus broker non-votes will result from this proposal. Broker non-votes could have a negative effect on Medicis’ ability to obtain the necessary number of NYSE Votes Cast. Abstentions will have the same effect as a vote against this proposal.

Proposal 2
      In accordance with the requirements of the DGCL, the approval of the amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis’ common stock and to change Medicis’ name requires the affirmative vote of the holders of a majority of the shares of outstanding Medicis common stock entitled to vote on the proposal. Abstentions will have the same effect as a vote against this proposal. It is expected that brokers and other nominees will have discretionary voting authority on this proposal and thus broker non-votes will not result from this proposal.

Proposal 3
      In accordance with the DGCL and Medicis’ bylaws, approval of the proposal to adjourn the Medicis special meeting, if necessary, to permit further solicitation of proxies requires the affirmative vote of a majority of the shares of Medicis’ common stock represented at the meeting and entitled to vote thereon. Abstentions will have the same effect as a vote against this proposal. Broker non-votes are not expected to result from the vote on this proposal.
Voting by Medicis’ Directors and Executive Officers
      As of the Medicis record date for the special meeting, the directors and executive officers of Medicis as a group beneficially owned and were entitled to vote approximately                      shares of Medicis common stock, or approximately           % of the outstanding shares of Medicis on that date.
Voting; Proxies; Revocation
      You may vote by proxy or in person at the Medicis special meeting. Votes cast by proxy or in person at the Medicis special meeting will be tabulated and certified by the inspector of elections appointed for the Medicis special meeting.

Voting in Person
      If you plan to attend the Medicis special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the Medicis special meeting, you must bring to the special meeting a proxy from the record holder of the shares authorizing you to vote at the Medicis special meeting.

Voting by Proxy
      Your vote is very important. Accordingly, please complete, sign and return the enclosed proxy card whether or not you plan to attend the Medicis special meeting in person. You should vote your proxy even if you plan to attend the Medicis special meeting. You can always change your vote at the special meeting. Voting instructions are included on your proxy card. If you properly give your proxy and submit it to Medicis in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. A proxy card is enclosed for your use.
      The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” If you hold your shares of Medicis common stock as a record holder, you may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, pre-addressed, postage-paid envelope or otherwise mailing it to Medicis, or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If you hold your shares of Medicis common stock in street name, which means your shares are held of record by a broker, bank or nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares. Your broker, bank or nominee may allow you to deliver your voting instructions over the Internet or by telephone. Please see the voting instructions from your broker, bank or nominee that accompany this joint proxy statement/ prospectus.

      All properly signed proxies that are received prior to the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted “FOR” approval of the issuance of shares of Medicis common stock pursuant to the merger agreement, “FOR” approval of the amendment to Medicis’ certificate of incorporation to increase the number of authorized shares of Medicis common stock and change Medicis’ name from “Medicis Pharmaceutical Corporation” to “Medicis” and “FOR” approval of the proposal to adjourn the Medicis special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Medicis special meeting in favor of the foregoing.

Revocation of Proxy
      You may revoke your proxy at any time before your proxy is voted at the Medicis special meeting by taking any of the following actions:

•	delivering to the corporate secretary of Medicis a signed written notice of revocation, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and delivering a new proxy, relating to the same shares and bearing a later date;

•	submitting another proxy by telephone or on the Internet (your latest telephone or Internet voting instructions are followed); or

•	attending the Medicis special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.
      If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.
      Written notices of revocation and other communications with respect to the revocation of Medicis proxies should be addressed to:

Medicis Pharmaceutical Corporation
8125 North Hayden Road
Scottsdale, Arizona 85258
Attn: Corporate Secretary
Abstentions and Broker Non-Votes
      Under the listing requirements of the NYSE, brokers who hold shares of Medicis common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters which the NYSE determines to be “non-routine,” such as approval of the issuance of shares of Medicis common stock pursuant to the merger agreement, without specific instructions from the beneficial owner. These non-voted shares are referred to as “broker non-votes.” If your broker holds your Medicis common stock in “street name,” your broker will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with this joint proxy statement/ prospectus.
      For Proposal 1, abstentions will have the same effect as voting against approval of the issuance of shares of Medicis common stock pursuant to the merger agreement and broker non-votes could have a negative effect on Medicis’ ability to obtain the necessary number of NYSE Votes Cast.
      For Proposal 2, abstentions will have the same effect as voting against approval of the amendment to Medicis’ certificate of incorporation to increase the authorized number of shares of Medicis common stock and to change Medicis’ name. Broker non-votes are not expected to result from the vote on Proposal 2.
      For Proposal 3, abstentions will have the same effect as voting against approval of the adjournment. Broker non-votes are not expected to result from the vote on Proposal 3.

Proxy Solicitation
      The Medicis board of directors is soliciting proxies for the Medicis special meeting from Medicis stockholders. Medicis will bear the entire cost of soliciting proxies from Medicis stockholders, except that Medicis and Inamed have each agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this joint proxy statement/ prospectus forms a part, and the printing and mailing of this joint proxy statement/ prospectus and related proxy materials. In addition to the solicitation of proxies by mail, Medicis will request that brokers, banks and other nominees send proxies and proxy materials to the beneficial owners of Medicis common stock held by them and secure their voting instructions. Medicis will reimburse those record holders for their reasonable expenses. Medicis has engaged The Proxy Advisory Group of Strategic Stock Surveillance, LLC, to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $20,000 in the aggregate. Medicis also may use several of its regular employees, who will not be specially compensated, to solicit proxies from Medicis stockholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.
Other Business; Adjournments
      As of the date of this joint proxy statement/ prospectus, Medicis does not expect that any matter other than the proposals presented in this joint proxy statement/ prospectus will be brought before the Medicis special meeting. However, if other matters incident to the conduct of the special meeting are properly presented at the special meeting or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters.
      An adjournment may be made from time to time in accordance with the adjournment proposal in this joint proxy statement/ prospectus, and in such other circumstances, by the affirmative vote of a majority of the shares of Medicis common stock represented at the meeting and entitled to vote thereon, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting.
Assistance
      If you need assistance in completing your proxy card or have questions regarding the Medicis special meeting, please contact Medicis Investor Relations at (602) 808-3854 or investorIrelations@medicis.com or write to Medicis Pharmaceutical Corporation, 8125 North Hayden Road, Scottsdale, Arizona 85258, Attn: Investor Relations.
THE INAMED SPECIAL MEETING
General
      This joint proxy statement/ prospectus is being provided to Inamed stockholders as part of a solicitation of proxies by the Inamed board of directors for use at a special meeting of Inamed stockholders. This joint proxy statement/ prospectus provides Inamed stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the Inamed special meeting.
Date, Time, Place and Purpose of the Inamed Special Meeting
      The special meeting of Inamed stockholders will be held at                     on                     , 2005 at      :      a.m.,           time, for the following purposes:

•	to consider and vote upon a proposal to adopt the merger agreement and approve the merger pursuant to the Agreement and Plan of Merger, dated as of March 20, 2005, by and among Medicis Pharmaceutical Corporation, Masterpiece Acquisition Corp., a wholly owned subsidiary of Medicis, and Inamed Corporation;

•	to consider and vote upon a proposal to adjourn the Inamed special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Inamed special meeting in favor of the foregoing; and

•	to transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.
Recommendation of the Inamed Board of Directors
      For reasons described in this joint proxy statement/ prospectus, the Inamed board of directors has unanimously approved the merger and merger agreement and believes that the merger is in the best interests of Inamed and its stockholders. The Inamed board of directors unanimously recommends that Inamed stockholders vote “FOR” approval of the merger and adoption of the merger agreement. See “The Merger — Recommendation of the Inamed Board of Directors and Its Reasons for the Merger” on page 66.
      In addition, the Inamed board of directors unanimously recommends that Inamed stockholders vote “FOR” approval of the proposal to adjourn the Inamed special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Inamed special meeting in favor of the foregoing.
Record Date; Outstanding Shares; Shares Entitled to Vote
      Only holders of record of Inamed common stock at the close of business on the record date,                     , 2005, are entitled to notice of and to vote at the Inamed special meeting. As of the record date, there were                      shares of Inamed common stock issued and outstanding and entitled to vote at the special meeting, held by approximately                     holders of record. Each share of Inamed common stock entitles its holder to cast one vote on each matter submitted to a vote at the Inamed special meeting.
      A complete list of Inamed stockholders entitled to vote at the special meeting will be available for inspection at                     during regular business hours for a period of no less than ten days before the special meeting.
Quorum and Vote Required
      A majority of the shares of Inamed common stock issued and outstanding and entitled to vote as of the record date must be represented, in person or by proxy, at the Inamed special meeting to constitute a quorum. A quorum must be present before a vote can be taken on the adoption of the merger agreement and the approval of the merger or any other matter except adjournment of the meeting due to the absence of a quorum. Abstentions and broker non-votes, which are described below, will be counted for purposes of determining the presence of a quorum at the Inamed special meeting. If a quorum is not present, Inamed expects that the special meeting will be adjourned or postponed to solicit additional proxies. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.
      For the merger agreement to be adopted and the merger approved, at least a majority of the votes that holders of the outstanding shares of Inamed common stock are entitled to cast at the Inamed special meeting must be voted in favor of adoption of the merger agreement and approval of the merger.
      Approval of the proposal to adjourn the Inamed special meeting, if necessary, to permit further solicitation of proxies requires the affirmative vote of a majority of the shares represented at the meeting and entitled to vote thereon.

Voting by Inamed’s Directors and Executive Officers
      As of the Inamed record date for the special meeting, Inamed executive officers and directors as a group beneficially owned and were entitled to vote approximately                      shares of Inamed, or approximately           % of the outstanding shares of Inamed stock as of that date.
Voting; Proxies; Revocation
      You may vote by proxy or in person at the special meeting. This joint proxy statement/ prospectus is being furnished to Inamed stockholders in connection with the solicitation of proxies by the Inamed board of directors for use at the special meeting of Inamed stockholders. It is accompanied by a form of proxy. Votes cast by proxy and in person at the special meeting will be tabulated and certified by the inspector of elections appointed for the Inamed special meeting. All shares of Inamed common stock represented by properly executed proxies that Inamed receives before or at the special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated thereon.

Voting in Person
      If you plan to attend the Inamed special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the Inamed special meeting, you must bring to the special meeting a proxy from the record holder of the shares authorizing you to vote at the Inamed special meeting.

Voting by Proxy
      Your vote is very important. Accordingly, please complete, sign and return the enclosed proxy card whether or not you plan to attend the Inamed special meeting in person. You should vote your proxy even if you plan to attend the Inamed special meeting. You can always change your vote at the special meeting. Voting instructions are included on your proxy card. If you properly give your proxy and submit it to Inamed in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. A proxy card is enclosed for your use.
      The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” If you hold your shares of Inamed common stock as a record holder, you may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, pre-addressed, postage-paid envelope or otherwise mailing it to Inamed, or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If you hold your shares of Inamed common stock in street name, which means your shares are held of record by a broker, bank or nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares. Your broker, bank or nominee may allow you to deliver your voting instructions over the Internet or by telephone. Please see the voting instructions from your broker, bank or nominee that accompany this joint proxy statement/ prospectus.
      All properly signed proxies that are received prior to the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted “FOR” the proposal to adopt the merger agreement and approve the merger and “FOR” the proposal to adjourn the Inamed special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Inamed special meeting in favor of the foregoing.

Revocation of Proxies
      An Inamed stockholder who submits a proxy and later changes his or her mind as to his or her vote, or decides to attend the meeting in person, may revoke his or her proxy at any time before the vote at the Inamed special meeting by:

•	delivering to the corporate secretary of Inamed a signed written notice of revocation, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and delivering a new proxy, relating to the same shares and bearing a later date;

•	submitting another proxy by telephone or on the Internet (your latest telephone or Internet voting instructions are followed); or

•	attending the Inamed special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.
      If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker or other nominee. You must contact your broker or other nominee to find out how to do so.
      Written notices of revocation and other communications with respect to the revocation of Inamed proxies should be addressed to:

Inamed Corporation
5540 Ekwill Street
Santa Barbara, California 93111
Attn: Corporate Secretary
Abstentions; Broker Non-Votes
      If any Inamed stockholder submits a proxy that indicates an abstention from voting in all matters, that stockholder’s shares will be counted as present in determining the existence of a quorum at the Inamed special meeting, but the shares will not be voted on any matter at the meeting.
      Shares represented by proxies that reflect a “broker non-vote” will be counted as present and entitled to vote for purposes of determining whether a quorum is present at the meeting. A “broker non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting authority or has not received instructions from the beneficial owners of the shares. Because adoption of the merger agreement and approval of the merger requires the affirmative vote of over 50% of the outstanding shares, abstaining, not voting on the proposal, or failing to instruct your broker on how to vote shares of Inamed common stock held for you by your broker will have the same effect as a vote against the adoption of the merger agreement and the approval of the merger. For the adjournment proposal, abstentions will have the same effect as voting against approval of the adjournment. Broker non-votes are not expected to result from the vote on the adjournment proposal.
Proxy Solicitation
      Inamed will bear the entire cost of soliciting proxies for the Inamed special meeting from Inamed stockholders, except that Medicis and Inamed have each agreed to share equally all expenses incurred in connection with the preparing, printing and filing with the SEC of the registration statement of which this joint proxy statement/ prospectus forms a part. In addition to the solicitation of proxies by mail, Inamed will request that brokers and other nominees send proxies and proxy materials to the beneficial owners of Inamed common stock held by them and secure their voting instructions. Inamed will reimburse those record holders, if they so request, for their reasonable expenses in so doing. Directors, officers and employees of Inamed, who will not be specially compensated, may solicit proxies from Inamed stockholders. Inamed has also made arrangements with                     to assist it in soliciting proxies, and has agreed to pay a fee of approximately                     for its services, plus reimbursement for reasonable out of pocket expenses incurred in connection with the proxy solicitation.

Other Business; Adjournments
      As of the date of this joint proxy statement/ prospectus, Inamed does not expect that any matter other than the proposals presented in this joint proxy statement/ prospectus will be brought before the Inamed special meeting. However, if other matters incident to the conduct of the special meeting are properly presented at the special meeting or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters.
      An adjournment may be made from time to time in accordance with the adjournment proposal in this joint proxy statement/ prospectus, and in such other circumstances, by the affirmative vote of a majority of the shares represented at the meeting and entitled to vote thereon, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting.
Assistance
      If you need assistance in completing your proxy card or have questions regarding the Inamed special meeting, please contact Inamed’s Secretary at (805) 683-6761 or write to Inamed Corporation, 5540 Ekwill Street, Santa Barbara, California 93111, Attn: Secretary, or contact                                                   at                          or write to                                                   .
THE MERGER
      The following is a description of material aspects of the merger. While we believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire joint proxy statement/ prospectus, including the merger agreement attached to this joint proxy statement/ prospectus as Annex A, for a more complete understanding of the merger.
General
      Each of the Medicis and Inamed board of directors has unanimously approved the merger agreement and the merger. At the effective time of the merger, Inamed will be merged with and into Masterpiece Acquisition Corp., the separate corporate existence of Inamed will cease, and Masterpiece Acquisition Corp. will survive as the surviving entity. Inamed stockholders will be entitled to receive 1.4205 shares of Medicis Class A common stock and $30 in cash for each share of Inamed common stock that they own, upon the terms and subject to adjustment as provided in the merger agreement and further described below under “The Merger Agreement — Merger Consideration.”
Background of the Merger
      The management of each of Medicis and Inamed continually reviews its company’s respective position in light of the changing competitive environment of the pharmaceutical and medical device industries with the objective of determining what strategic alternatives are available to enhance stockholder value. While each company believes that it has positive future prospects on a stand-alone basis, from time to time, the management of each of Medicis and Inamed has had conversations with other companies to explore opportunities to improve the position of Medicis and Inamed, respectively, including potential acquisitions or dispositions of assets, licenses, joint ventures or other strategic transactions.
      Consistent with Medicis’ and Inamed’s respective business plans to make strategic acquisitions or licenses of products and technologies to create a more diversified product portfolio and revenue base, management of Medicis and Inamed have periodically discussed on an informal basis over the past two years the possibility of combining the companies. These discussions generally focused on the broad conceptual aspects of a potential business combination.
      In mid-2004, the Inamed board of directors instructed Nicholas Teti, Inamed’s Chairman and Chief Executive Officer, to conduct an evaluation of strategic alternatives for Inamed, including (i) a status quo scenario whereby Inamed would continue to grow and innovate in its current areas of strategic focus, (ii) pursuing strategic acquisitions of complementary businesses and technologies and (iii) the possible merger with another company. In connection with the evaluation of these and other options and discussions of possible strategic transactions with other companies, Inamed management initiated discussions with outside financial advisors to assist in the analysis of potential strategic alternatives.
      On October 10, 2004, while attending a conference of the American Society of Plastic Surgeons, Mr. Teti and Jonah Shacknai, Medicis’ Chairman and Chief Executive Officer, mutually agreed to meet and discuss a potential strategic relationship between Medicis and Inamed.
      On October 28 and 29, 2004, the Inamed board of directors held a meeting in Montecito, California, during which Inamed management presented an analysis of the various strategic alternatives available to Inamed, including a possible strategic partnership or business combination with Medicis. Part of the presentation included analysis by investment banking firms, including JPMorgan, of potential acquisition candidates and of potential merger candidates. The board determined that a transaction with Medicis or continuing on a stand-alone basis were both viable alternatives for maximizing stockholder value in the long term. As a result, the board authorized Mr. Teti to engage JPMorgan to act as Inamed’s financial advisor with respect to a possible transaction with Medicis and to take other appropriate steps to investigate the feasibility and advisability of such a transaction with Medicis and other strategic alternatives.
      In connection with its initial discussions with Inamed, Medicis began consulting with financial and legal advisors about issues relating to a possible transaction with Inamed. On November 11, 2004, Medicis retained Deutsche Bank as its financial advisor with respect to a possible business combination of Medicis and Inamed.
      In order to further explore a transaction and in contemplation of the possible exchange of material non-public information between the parties, Medicis and Inamed entered into a confidentiality agreement dated November 17, 2004. On November 17, 2004, Inamed executed an engagement letter with JPMorgan to serve as Inamed’s financial advisor with respect to a possible business combination of Medicis and Inamed.
      On November 29 and 30, 2004, the Medicis board of directors held a meeting at which they discussed, among other things, the business and operations of Inamed and a possible business combination with Inamed.
      On December 3, 2004, management teams of Medicis and Inamed exchanged certain limited nonpublic financial information regarding their respective operations. On December 8, 2004, management of Medicis and Inamed met to discuss a potential strategic business combination, and exchanged additional financial information. Inamed representatives communicated to Medicis that Inamed would require a preliminary indication of value and transaction structure prior to providing additional information and communicated a preference for a meaningful portion of the consideration to be comprised of cash. Subsequently, Inamed representatives informed Medicis that the deal terms must reflect an understanding that neither party could terminate the merger agreement due to the outcome of the FDA’s decision on Inamed’s PMA for silicone breast implants.
      On December 10, 2004, Inamed received an initial indication from Medicis of a range of exchange ratios based on then-current prices, which included an assumption that a material portion of the merger consideration would consist of cash. On December 13, 2004, a representative of JPMorgan contacted a representative of Deutsche Bank to indicate that Inamed believed that, based on the trading prices of the common stock of Medicis and Inamed at that time, Medicis’ proposed premium and portion of the consideration payable in cash were significantly too low. Notwithstanding this position, Inamed management concluded that the range of values, taken together with the potential strategic value of the proposed combination, was of sufficient interest to merit further consideration.
      On December 13, 2004, the Medicis board of directors held a telephonic board meeting to discuss a potential strategic business combination with Inamed. During the meeting, consistent with the prior direction of the board of directors, Medicis management advised the board of directors that the company had selected financial, legal and other advisors to assist with the review and negotiation of the potential transaction.

      Between December 13, 2004 and February 23, 2005, management of Medicis and Inamed and their advisors had numerous conversations and meetings relating to the terms of the potential strategic business combination, including, among other things, the strategic advantages of such a transaction, the relative value and contribution of each company in such a transaction, the structure of a potential transaction, the terms of the merger agreement and the composition of the board of directors and management of the combined company.
      On December 14, 2004, Medicis retained Latham & Watkins LLP as its legal advisor with respect to a potential business combination of Medicis and Inamed.
      On December 17, 2004, Medicis delivered a letter to Inamed requesting access to certain business, financial and legal information. Inamed management requested access to the same information from Medicis.
      On December 20, 2004, the Inamed board of directors held a telephonic board meeting to discuss a potential strategic business combination with Medicis. At the meeting, among other things:

•	Representatives of Morrison & Foerster LLP discussed the board of directors’ fiduciary obligations when considering a potential transaction with Medicis;

•	Representatives of JPMorgan discussed the current status of negotiations of the financial terms of the business combination and other strategic alternatives;

•	Inamed’s management and advisors reviewed with the board of directors the status of the negotiations with Medicis; and

•	Inamed’s board of directors authorized Inamed’s management to pursue further discussions with Medicis.
      On December 22, 2004, Medicis management and their advisors met with Inamed management and their advisors in Los Angeles to conduct a preliminary due diligence review of Inamed, including regulatory, legal, manufacturing, research and development, sales and marketing, finance, corporate governance and similar matters. During these meetings, members of Inamed’s management made presentations regarding aspects of Inamed’s businesses, operations and financial condition, and Mr. Shacknai and Mr. Teti met for dinner to further discuss the potential business combination.
      Beginning January 3, 2005, Medicis made available to Inamed’s representatives a data room containing legal, financial, regulatory, tax, environmental, employee benefits and other due diligence materials, and Inamed made available to Medicis an electronic data room containing legal, financial, regulatory, manufacturing, tax, environmental, employee benefits and other due diligence materials relating to Inamed. The parties and their advisors reviewed these materials, engaged in extensive due diligence meetings and exchanged additional due diligence materials.
      On January 4, 2005, management and representatives of Medicis met in Scottsdale, Arizona with management and representatives of Inamed, including Mr. Teti and two other members of the Inamed board of directors, to conduct preliminary due diligence review of Medicis, including regulatory, legal, research and development, sales and marketing, finance, corporate governance and similar matters. During these meetings, Medicis management made presentations regarding aspects of Medicis’ businesses, operations and financial condition.
      On January 6, 2005, the Inamed board of directors held a meeting during which, among other things, Inamed’s management discussed the January 4, 2005 meeting with Medicis management, the status of Inamed’s ongoing due diligence review of Medicis, the effect of changes since December 10, 2004 to the trading prices of the common stock of Medicis and Inamed on the determination of the merger consideration, and the status of negotiations between the parties.
      On January 12, 2005, the Medicis board of directors held a telephonic meeting during which, among other things, management made a presentation regarding the status of Medicis’ due diligence review of Inamed and discussions between the parties.

      On January 21 and 26, 2005, the Inamed board of directors held telephonic meetings during which, among other things, Inamed’s management reported on the status of the ongoing due diligence process and recent discussions between Inamed and Medicis on the key terms of the proposed business combination. The board of directors also discussed, in consultation with JPMorgan, the valuation of each of Inamed and Medicis in the context of the possible business combination and options regarding the consideration Inamed stockholders would receive in the proposed transaction.
      In early February 2005, Medicis initiated discussions with Deutsche Bank and one of its affiliates regarding financing commitments for the transaction. On February 11, 2005, Deutsche Bank’s legal advisors for the financing delivered draft financing commitment documents to Medicis. Between February 11, 2005 and March 20, 2005, Deutsche Bank, Medicis and their advisors had numerous discussions and negotiations regarding the terms and conditions of the financing commitment documents.
      During the period between February 2, 2005 and February 7, 2005, Medicis and Inamed negotiated the implied value of each Inamed share in the proposed merger and the cash portion of the merger consideration. Despite the lack of agreement regarding significant terms of a possible transaction, on February 7, 2005, Medicis’ legal counsel delivered to Inamed a proposed form of merger agreement to facilitate the discussion of various ancillary terms of a possible transaction.
      From February 7, 2005 onwards, representatives and legal and financial advisors of Medicis and Inamed engaged in extensive negotiations regarding the draft merger agreement and various other legal and regulatory issues. The parties also continued with due diligence during this period through in-person and telephonic meetings and through the exchange of documents both electronically and by mail.
      On February 8, 2005, the Inamed board of directors held a telephonic meeting to discuss the potential merger between Inamed and Medicis. At the meeting, among other things:

•	Inamed management and advisors reviewed key terms of Medicis’ proposed form of merger agreement distributed on February 7, 2005, including, among other things, the size of the breakup fee, the treatment of employee options, the operating covenants and the conditions to closing;

•	Inamed management advised the board of directors of its belief that, subject to Medicis’ completion of satisfactory due diligence and the negotiation of several significant terms (including the composition of the board of directors and management of the combined company and material terms of the merger agreement), Medicis management would present a proposal to the Medicis board of directors that the consideration to be received by the Inamed stockholders in the merger would be a combination of cash and stock with value equivalent to an implied price of $75 per share, with the exchange ratio to be fixed prior to execution of a definitive merger agreement, inclusive of approximately $30 per share to be paid in cash; management highlighted for the board that the exchange ratio supporting this value was materially more favorable than the exchange ratio previously discussed, but had not been approved by the Medicis board of directors;

•	Inamed’s management and advisors updated the board of directors on the results of Inamed’s ongoing due diligence review of Medicis;

•	Representatives of Morrison & Foerster LLP discussed the board of directors’ fiduciary obligations when considering a potential transaction with Medicis;

•	Representatives of JPMorgan discussed the status of negotiation of the financial terms of the potential transaction, provided an analysis of the proposed transaction terms and provided certain financial analyses of Inamed, Medicis and the combined company; and

•	Inamed’s management and advisors updated the board of directors as to various key issues, including strategic issues related to the combination of the facial aesthetics businesses of the companies, finalizing the financing commitment documents between Medicis and Deutsche Bank for the financing necessary to pay the proposed cash portion of the merger consideration and the status of third party waivers and consents which were viewed by the board as a condition to the execution of the merger agreement.

      On February 13, 2005, the Medicis board of directors held a meeting at the New York office of Medicis’ legal counsel, Latham & Watkins LLP, to discuss the potential merger between Medicis and Inamed. At the meeting, among other things:

•	Representatives of Latham & Watkins LLP advised the board of its fiduciary obligations when considering a potential transaction with Inamed;

•	Medicis’ management reviewed the status of the negotiations of the proposed transaction and the material terms of the merger, including the proposed composition of the board and management of the combined company;

•	Medicis’ management reviewed with the board of directors Inamed’s business, financial condition and prospects (including the findings of its advisors) and the potential risks and benefits of the potential merger with Inamed, and discussed various financial measures relating to the transaction and strategic alternatives to the transaction;

•	Mr. Teti and a member of Inamed’s management joined the meeting and presented an overview of Inamed, its business, products, management and prospects, and responded to questions posed by the board of directors, after which Mr. Teti and the other member of Inamed’s management departed the meeting;

•	Medicis’ management and its advisors also updated the board of directors on the results of Medicis’ due diligence review of Inamed, including regulatory, manufacturing and research and development;

•	Representatives of PricewaterhouseCoopers LLP provided a summary of their tax and financial due diligence review;

•	Representatives of Deutsche Bank provided certain financial analyses of Inamed, Medicis and the combined company; and

•	Representatives of Latham & Watkins LLP reviewed the preliminary legal due diligence results and the status of discussions regarding the terms and conditions of the merger agreement.
      On February 14, 2005, Medicis retained Thomas Weisel Partners to review the proposed transaction and to evaluate the fairness to Medicis, from a financial point of view, of the consideration to be paid by Medicis pursuant to the proposed transaction.
      On February 14, 2005, the Inamed board of directors held a telephonic meeting to discuss the potential merger between Inamed and Medicis. At the meeting, among other things, representatives of KPMG LLP provided a summary of their tax and financial due diligence review and Inamed management reported on the meeting with the Medicis board of directors held on February 13, 2005.
      On February 15 and 16, 2005, the Inamed board of directors held a meeting at the Park Hyatt Hotel in Los Angeles, California. At the meeting, among other things:

•	Representatives of KPMG LLP provided an update of their diligence review;

•	Representatives of JPMorgan discussed the contents of a draft of the fairness opinion and the proposed merger consideration, and presented certain analyses of Inamed, Medicis and the combined company;

•	Mr. Shacknai joined the meeting and presented an overview of Medicis and responded to questions posed by the board of directors, after which Mr. Shacknai left the meeting;

•	Representatives of Morrison & Foerster LLP reviewed with the board of directors the current draft of the proposed merger agreement and related transaction documents, the proposed disclosure schedules to the merger agreement, Medicis’ financing commitment documents from Deutsche Bank and one of its affiliates, and the proposed amendment to Inamed’s stockholder rights agreement, and provided a summary of the legal due diligence review of Medicis;

•	Representatives of Morrison & Foerster LLP then discussed the board of directors’ fiduciary obligations when considering a potential transaction with Medicis and various legal and regulatory issues that could arise in connection with the proposed merger; and

•	The board of directors discussed key issues relating to the transaction, including the management of the combined company and board and board committee composition.
      On February 16, 2005, the Medicis board of directors held a telephonic meeting to discuss the status of the discussions with Inamed regarding the potential merger. At the meeting, among other things:

•	Medicis’ management reviewed the status of the negotiations of the proposed merger, and provided the board of directors with an update of the status of Medicis’ due diligence review;

•	Medicis’ management reviewed the financing options available to the company and the terms and conditions of the proposed financing documents with Deutsche Bank and one of its affiliates;

•	Representatives of Thomas Weisel Partners discussed certain financial analyses of Inamed, Medicis and the combined company; and

•	Representatives of Latham & Watkins LLP advised the board of directors of its fiduciary obligations when considering a potential transaction with Inamed and reviewed the terms of the merger agreement and related transaction documents.
      On February 17, 2005, the Inamed board of directors held a telephonic meeting to discuss unresolved key issues with regard to the proposed merger, including the receipt of third party waivers and consents prior to execution of the merger agreement.
      On the evening of February 22, 2005, the board of directors of Inamed and Medicis each held a telephonic board meeting to discuss the status of the merger agreement. At these meetings, each company’s board of directors determined it was not prepared to enter into a transaction due to unresolved issues.
      On February 23, 2005, Medicis sent Inamed a letter informing Inamed that Medicis was terminating discussions regarding a potential business combination between the companies. In response, Mr. Teti sent a letter to Mr. Shacknai confirming the termination of such discussions.
      Between February 23, 2005 and March 15, 2005, certain managers at Medicis and Inamed and their advisors continued to discuss a potential transaction on an informal basis.
      On March 9, 2005, the Inamed board of directors held a telephonic board meeting. During the meeting, the board of directors authorized Inamed management to resume discussions with Medicis regarding the business combination.
      From March 16, 2005 through March 20, 2005, management of Medicis and Inamed and their advisors had numerous conversations relating to the terms of the potential strategic business combination transaction, including, among other things, the strategic advantages of such a transaction, the relative value and contribution of each company in such a transaction, the status of third party waivers and consents and the composition of the board of directors and management of the combined company. During this period, representatives of both companies also conducted additional due diligence.
      The parties and their advisors had numerous conversations regarding the terms and conditions of the merger agreement from March 16, 2005 through March 20, 2005.
      On March 19, 2005, the Inamed board of directors held a telephonic meeting to discuss the current proposed draft of the merger agreement. At the meeting, among other things:

•	Inamed management and representatives of JPMorgan updated the board on the terms of the proposed transaction, including new terms providing Inamed with certain termination fees in connection with the proposed dismissal of Inamed’s current litigation against Medicis and Q-Med AB;

•	Inamed management reviewed with the board Medicis’ business, financial condition and prospects (including the findings of its advisors) and the potential risks and benefits of the potential business combination with Medicis;

•	Representatives of JPMorgan presented an analyses of key transaction terms, discussed certain financial analyses of Inamed, Medicis and the combined company, and provided an oral summary of its fairness opinion; and

•	The board engaged in an extensive discussion of the proposed terms of the business combination and the status of third party waivers and consents.
      On March 20, 2005, the Inamed board of directors held a telephonic meeting to consider approval of the merger agreement and the merger between Medicis and Inamed. Prior to the meeting, the directors were provided with a substantially final draft of the merger agreement and other documents relating to the proposed merger. At the meeting, among other things:

•	Representatives of JPMorgan provided an update on discussions with Medicis since March 19, 2005 regarding key transaction terms and delivered its oral fairness opinion, which was subsequently confirmed by a written opinion dated March 20, 2005. See “— Opinion of JPMorgan Securities”; and

•	Representatives of Morrison & Foerster LLP reviewed legal due diligence related to the period from February 22, 2005 through the present, discussed the board of directors’ fiduciary obligations when considering a business transaction with Medicis, and reviewed key terms of the merger agreement and related transaction documents.
      Following discussion, the Inamed board of directors approved the merger agreement and the transactions contemplated by the merger agreement, and resolved to recommend that the Inamed stockholders vote to adopt the merger agreement and approve the merger. All directors were present for the meeting and voted to approve the transaction.
      On March 20, 2005, the Medicis board of directors held a meeting to consider approval of the merger agreement and the strategic business combination transaction between Medicis and Inamed. Prior to the meeting, the directors were provided with separate financial analyses prepared by Deutsche Bank and Thomas Weisel Partners relating to the proposed transaction, a substantially final draft of the merger agreement and a summary of the terms of the merger agreement. At the meeting, among other things:

•	Medicis management updated the board on the terms of the proposed transaction, as well as the final results of Medicis’ due diligence review of Inamed, including the reviews conducted by Medicis’ advisors;

•	Medicis management reviewed with the board Inamed’s business, financial condition and prospects (including the findings of its advisors) and the potential risks and benefits of the potential business combination with Inamed, and discussed various financial measures relating to the transaction and strategic alternatives to the transaction;

•	Medicis’ management also reviewed the financing options available to the company and the terms and conditions of the financing commitment documents with Deutsche Bank and one of its affiliates;

•	Representatives of Latham & Watkins LLP advised the board of directors of its fiduciary obligations when considering a strategic business combination with Inamed and reviewed the terms of the proposed merger agreement and related transaction documents;

•	Representatives of Latham & Watkins LLP also reviewed legal due diligence results, the history of discussions regarding the terms and conditions of the merger agreement and potential antitrust issues raised by the merger;

•	Representatives of Deutsche Bank provided certain financial analyses of Inamed, Medicis and the combined company and delivered its opinion described herein, which was subsequently confirmed in a written opinion dated March 20, 2005. See “— Opinions of Deutsche Bank and Thomas Weisel Partners — Deutsche Bank”; and

•	Representatives of Thomas Weisel Partners provided certain financial analyses of Inamed, Medicis and the combined company and delivered its opinion described herein, which was subsequently confirmed in a written opinion dated March 20, 2005. See “— Opinions of Deutsche Bank and Thomas Weisel Partners — Thomas Weisel Partners”.

      Following discussions, the Medicis board of directors approved the merger agreement, the transactions contemplated by the merger agreement and the financing commitments with Deutsche Bank and one of its affiliates, and resolved to recommend that the Medicis stockholders vote to approve the issuance of Medicis common stock in the merger. All directors were present for the meeting and voted to approve the transactions, other than Peter S. Knight, who was unable to attend due to travel complications.
      On March 20, 2005, the merger agreement was executed and delivered on behalf of both companies, and, on March 21, 2005, the parties issued a joint press release announcing the execution of the merger agreement prior to the opening of the New York Stock Exchange and NASDAQ National Market. Contemporaneously with executing the merger agreement, Medicis entered into financing commitment documents with Deutsche Bank and one of its affiliates. Subject to the terms and conditions of the financing commitment documents, Deutsche Bank and one of its affiliates committed to provide $650 million of senior secured financing to Medicis in connection with the merger. See “Senior Secured Financing Commitment Letter with Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc.”
      On March 21, 2005, the Medicis board of directors held a telephonic meeting during which the board unanimously confirmed and ratified its approval of the merger agreement and the transactions contemplated thereby as well as the financing commitments with Deutsche Bank and one of its affiliates.
Recommendation of the Medicis Board of Directors and Its Reasons for the Merger
      The Medicis board of directors believes that the merger with Inamed will enhance Medicis’ position as a specialty pharmaceutical leader with a diverse portfolio of products. At a special meeting of the Medicis board of directors held on March 20, 2005, the Medicis board of directors unanimously:

•	determined that the merger is advisable, and is fair to and in the best interests of Medicis and its stockholders;

•	approved the merger agreement;

•	directed that approval of the issuance of Medicis common stock pursuant to the merger agreement be submitted for consideration by Medicis stockholders at a Medicis special meeting; and

•	resolved to recommend that the Medicis stockholders vote “FOR” approval of the proposal to issue Medicis common stock in the merger pursuant to the merger agreement.
      In reaching its decision to approve the merger agreement, the Medicis board of directors consulted with senior members of the Medicis management team and consultants regarding the strategic and operational aspects of the merger and the results of the due diligence efforts undertaken by management and Medicis’ advisors. In addition, the Medicis board of directors held discussions with representatives of Deutsche Bank and Medicis’ other advisors regarding the past and current business operations, financial condition and future prospects of Inamed. The Medicis board of directors also consulted with Deutsche Bank and Thomas Weisel Partners as to the fairness, from a financial point of view to Medicis, of the merger consideration to be paid by Medicis. The Medicis board of directors also consulted with representatives of Latham & Watkins LLP regarding legal due diligence matters and the terms of the merger agreement and related agreements. Medicis management and the Medicis board of directors also retained other firms to provide consulting services to

Medicis in connection with the merger. In reaching its decision to approve the merger agreement, the Medicis board of directors considered a variety of factors, a number of which are summarized below:

•	Strengthened Strategic Position. The Medicis board of directors considered that the merger would further enhance Medicis’ role as a specialty pharmaceutical leader with the benefits of increased size, product base, product pipeline and employees. The Medicis board of directors concluded that the merger with Inamed would strengthen and diversify Medicis’ product base and product pipeline in key areas and enhance Medicis’ strategic position within the specialty pharmaceutical market.

•	Operating Efficiencies and Synergies. The Medicis board of directors reviewed the potential strategic and other benefits of the merger, including the complementary nature of the businesses of Medicis and Inamed and the opportunity for cost savings. The Medicis board of directors noted that, although no assurances can be given that any particular level of synergies will be achieved, Medicis management anticipates cost synergies of approximately $15 to $20 million in the combined company’s first full year. Medicis’ ability to achieve these goals is subject to various factors, a number of which will be beyond its control, including economic conditions and unanticipated changes in business conditions, and, therefore, there can be no assurance that these results will be achieved. See “Cautionary Statement Concerning Forward-Looking Statements.”

•	Positioned for Long-Term Growth. The Medicis board of directors considered the fact that the merger with Inamed would likely accelerate Medicis’ future revenue and earnings growth, which would add stockholder value. The Medicis board of directors concluded that the merger with Inamed would improve Medicis’ prospects for long-term growth by creating a larger company with increased revenue and improved future earnings.

•	Strategic Alternatives. The Medicis board of directors reviewed other possible acquisition candidates and determined that the merger with Inamed was a strategic fit and presented a unique opportunity to enhance and expand Medicis’ business, product line and position for future international growth.

•	Integration of Inamed. The Medicis board of directors considered the fact that the combination of the businesses of Medicis and Inamed would be challenging. However, after consultation with Medicis management and its advisors, the Medicis board of directors determined that the operations of Inamed could be integrated with those of Medicis in an efficient manner.

•	Terms of the Merger Agreement. The Medicis board of directors, with the assistance of counsel, considered the general terms of the merger agreement, including:

•	Fixed Exchange Ratio. The Medicis board of directors considered the fact that the fixed exchange ratio provides certainty as to the number of shares of Medicis common stock to be issued to Inamed stockholders and the percentage of the total shares of Medicis common stock that current Inamed stockholders will own after the merger. The Medicis board of directors also considered the premium that the merger consideration implied.

•	No Solicitation; Termination Fee. The Medicis board of directors reviewed the provisions of the merger agreement that limit the ability of Medicis and Inamed to solicit other acquisition offers and require each party to pay a fee to the other party under specified circumstances. The Medicis board of directors believed that these provisions were reasonable under the circumstances.

•	Conditions to Consummation. The Medicis board of directors reviewed with counsel the conditions to consummation of the merger, in particular the likelihood of obtaining the necessary regulatory approvals and stockholder approvals, and the likelihood that the merger would be completed. While the Medicis board of directors believes that these approvals will be obtained in a timely fashion, the Medicis board of directors also noted that Medicis is not required to agree to any material divestitures or other material restrictions on the operation of the business of the combined company.

•	Board Participation. The Medicis board of directors considered the fact that four members of the Inamed board of directors would be elected to the Medicis board of directors after the effective time of the merger. The Medicis board of directors also considered that the audit committee of the board would consist of two members of the current Medicis board of directors and two members of the Inamed board of directors.

•	Opinions of Deutsche Bank and Thomas Weisel Partners. The Medicis board of directors considered the separate opinions of Deutsche Bank and Thomas Weisel Partners that, as of the date of the opinions, and based upon and subject to the considerations described in the opinions and based on such other matters as Deutsche Bank and Thomas Weisel Partners considered relevant, the merger consideration to be paid by Medicis for each outstanding share of Inamed common stock pursuant to the merger agreement was fair from a financial point of view to Medicis. See “Opinions of Deutsche Bank and Thomas Weisel Partners.”

•	Letter Agreement with Q-Med AB. The Medicis board of directors considered the effect of certain noncompetition provisions to which Medicis is subject under existing agreements between Medicis and Q-Med AB, which may restrict the ability of Medicis to compete against Q-Med AB in certain aesthetics markets. The Medicis board of directors then reviewed the terms and conditions of a letter agreement between Medicis and Q-Med AB, which is described below under “— Letter Agreement with Q-Med AB” on page 106, and the effect of Inamed’s agreement to dismiss the investigation pending in the United States International Trade Commission, captioned as In re Certain Injectable Implant Compositions, Inv. No. 337-TA-515, between Inamed, as complainant, and Q-Med AB and Medicis, as respondents, and the litigation pending in the United States District Court for the Southern District of California, captioned as Inamed Corp. v. Q-Med AB, et al, No. 3:04-CV-1064, between Inamed, as plaintiff, and Q-Med AB and Medicis, as defendants. As consideration for Inamed’s dismissal of these actions against Medicis and Q-Med AB, Medicis agreed to pay Inamed $16.5 million if the $10 million expense fee or the $70 million termination fee is payable by Medicis under the merger agreement or if the merger agreement is terminated because Medicis stockholders do not approve the issuance of shares pursuant to the merger agreement at the Medicis special meeting.

•	Financing. The Medicis board of directors reviewed with management and its advisors the ability of Medicis to obtain the financing necessary to pay the cash portion of the merger consideration. See “— Senior Secured Financing Commitment Letter with Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc.” on page 107.
      In addition, the Medicis board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including:

•	the incremental debt associated with the merger could cause Medicis to have reduced financial flexibility;

•	the ability of Medicis to obtain the necessary financing to pay the cash portion of the merger consideration, and the potential terms of such financing;

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the possibility that the merger might not be completed, or that completion might be unduly delayed;

•	the effect of public announcement of the merger on Medicis’ stock price;

•	the projected dilution of Medicis’ earnings per share as a result of the issuance of the shares in the merger, and the estimated time period for the merger to be accretive to Medicis’ earnings per share;

•	the fact that the merger agreement does not contain a financing condition, other than a limited condition related to Medicis’ inability to obtain financing as a result of a pending SEC investigation of Inamed;

•	the risks associated with the SEC’s pending investigation of Inamed, as described in Inamed’s Annual Report on Form 10-K for the year ended December 31, 2004;

•	the risk that management’s efforts to integrate Inamed will disrupt Medicis’ operations;

•	the risk that Medicis and/or Inamed may have to agree to divest or license certain assets in order to obtain FTC approval of the merger;

•	the substantial charges to be incurred in connection with the merger, including costs of integrating the businesses of Medicis and Inamed and transaction expenses arising from the merger;

•	the risks associated with Inamed’s silicone breast implants and other Inamed products in development not being approved by the FDA;

•	the risk that key management and research and development personnel might not remain employed by Medicis;

•	the “non-solicitation” provisions, termination fee and related provisions in the merger agreement, although the Medicis board considered that these provisions would not preclude bona fide alternative proposals;

•	the requirement that Medicis hold its stockholders’ meeting and allow stockholders to vote on the issuance of shares of Medicis common stock to Inamed stockholders pursuant to the merger agreement, even if a third party makes a superior proposal for a business combination with Medicis;

•	the requirement that Medicis pay Inamed $16.5 million if the merger agreement is terminated because Medicis stockholders do not approve the issuance of shares pursuant to the merger agreement at the Medicis special meeting as consideration for Inamed’s dismissal of litigation against Medicis and Q-Med AB;

•	the requirement that Medicis pay Inamed a termination fee of $70 million or an expense fee of $10 million if the merger agreement is terminated due to specified reasons and that, as consideration for Inamed’s dismissal of litigation against Medicis and Q-Med AB, Medicis pay Inamed $16.5 million in the event any such termination or expense fee becomes payable by Medicis;

•	the provisions of the merger agreement that place restrictions on the conduct of Medicis’ business during the period between the signing of the merger agreement and the completion of the merger; and

•	various other risks associated with the merger and the businesses of Medicis, Inamed and the combined company described in the section entitled “Risks Factors” and in the documents incorporated by reference into this joint proxy statement/ prospectus.
The Medicis board of directors concluded, however, that these factors could be managed or mitigated by Medicis or were unlikely to have a material impact on the merger or Medicis, and that, overall, the potentially negative factors associated with the merger were outweighed by the potential benefits of the merger.
      It was not practical to, and thus the Medicis board of directors did not, quantify, rank or otherwise assign relative weights to the wide variety of factors it considered in evaluating the merger and the merger agreement, nor did the board determine that any one factor was of particular importance in deciding that the merger agreement and associated transactions were in the best interests of Medicis and its stockholders. This discussion of information and material factors considered by the Medicis board of directors is intended to be a summary rather than an exhaustive list. In considering these factors, individual members of the board may have given different weight to different factors. The board conducted an overall analysis of the factors described above, and overall considered the factors to support its decision in favor of the merger and the merger agreement. The decision of each member of the Medicis board of directors was based upon his or her own judgment, in light of all of the information presented, regarding the overall effect of the merger agreement and associated transactions on Medicis stockholders as compared to any potential alternative transactions or courses of action. After considering this information, all members of the Medicis board of directors unanimously approved the merger agreement and the merger and recommended that Medicis stockholders approve the issuance of shares of Medicis common stock to Inamed stockholders pursuant to the merger agreement.

Recommendation of the Inamed Board of Directors and Its Reasons for the Merger
      At a special meeting of the Inamed board of directors held on March 20, 2005, the Inamed board of directors unanimously:

•	determined that the merger is advisable, and is fair to and in the best interests of Inamed and its stockholders;

•	approved the merger agreement;

•	directed that adoption of the merger agreement and approval of the merger be submitted for consideration by Inamed stockholders at an Inamed special meeting; and

•	resolved to recommend that the Inamed stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger.
      In reaching its decision to approve the merger agreement, the Inamed board of directors consulted with senior members of the Inamed management team regarding the strategic and operational aspects of the merger and the results of the due diligence efforts undertaken by management and Inamed advisors. In addition, the Inamed board of directors held discussions with representatives of JPMorgan and Inamed’s other advisors regarding the past and current business operations, financial condition and future prospects of Medicis. The Inamed board of directors also consulted with JPMorgan as to financial aspects of the merger, including the fairness, from a financial point of view, to Inamed stockholders, of the merger consideration to be paid by Medicis. The Inamed board of directors also consulted with representatives of Morrison & Foerster LLP regarding legal due diligence matters and the terms of the merger agreement and related agreements. In reaching its decision to approve the merger agreement, the Inamed board of directors considered a variety of factors, a number of which are summarized below:

•	Consideration to be received in the Merger. The Inamed board of directors considered the relationship of the consideration to be paid pursuant to the merger to the market price of Inamed common stock, as well as the form of the merger consideration to be received in the merger by the holders of Inamed common stock, including:

•	the fact that the value of the merger consideration, based on the then-current market price for Medicis common stock, provides an opportunity for Inamed stockholders to receive a premium over the trading value of Inamed common stock on March 18, 2005, the last trading day before the public announcement of the proposed merger, and also over the average trading value of Inamed common stock in recent periods preceding that date;

•	the fact that Inamed stockholders will receive a portion of the merger consideration in stock, which provides them with an opportunity to participate in the potential growth of the combined company following the merger as stockholders of Medicis;

•	the fact that Inamed stockholders will receive a portion of the merger consideration in cash, which provides them with a measure of certainty of value despite stock market or industry volatility compared to a transaction in which they would receive all stock or other non-cash consideration;

•	the opinion of JPMorgan that, as of the date of the opinion, and based upon and subject to the considerations described in the opinion and based on such other matters as JPMorgan considered relevant, the merger consideration to be received by the Inamed stockholders pursuant to the merger agreement was fair from a financial point of view to the Inamed stockholders. See “— Opinion of JPMorgan” on page 84; and

•	the fact that Medicis will have a much larger public float than Inamed after completion of the merger, which could provide greater liquidity for Inamed stockholders and could prove to be less volatile.

•	Greater Product Portfolio and Diversification of Revenues. The Inamed board of directors considered that the combination of Medicis’ and Inamed’s revenue generating products will help create a more diversified product portfolio and revenue base, and enhance the combined company’s position as a specialty pharmaceutical leader with the potential benefits of increased size, product base, product pipeline and employees. The Inamed board of directors concluded that the merger would strengthen Medicis’ product base by, for example, combining the two companies’ respective facial aesthetics product lines and diversifying Inamed away from breast implant products and the risks associated with dependence upon these products for a majority of Inamed’s revenues.

•	Operating Efficiencies and Synergies. The Inamed board of directors reviewed the potential strategic and other benefits of the merger, including the complementary nature of the businesses of Medicis and Inamed and the opportunity for cost savings and other synergies. The Inamed board of directors noted that, although no assurances can be given that any particular level of synergies will be achieved, Inamed management anticipates cost synergies of approximately $15 to $20 million in the combined company’s first full year. The combined company’s ability to achieve these goals is subject to various factors, a number of which will be beyond its control, including economic conditions and unanticipated changes in business conditions, and, therefore, there can be no assurance that these results will be achieved. See “Cautionary Statement Concerning Forward-Looking Statements.”

•	Positioned for Long-Term Growth. The Inamed board of directors considered that the merger could improve Inamed’s prospects for long-term growth by creating a larger company with increased revenue and improved future earnings by, for example:

•	Maximizing Product Development Potential — the Inamed board of directors considered that Medicis’ resources and revenues will help maximize the potential and advance the development of Inamed’s pipeline of products.

•	Enhancing Research and Development — the Inamed board of directors considered that the combined company will have greater technical expertise and financial resources to devote to research and development, consistent with each party’s focus on building stockholder value by pursuing technological leadership through continuous innovation.

•	Increased Product Sales Opportunities — the Inamed board of directors considered that the combined company will form a global, more diversified company that will be able to take advantage of a larger sales force and previously unavailable cross-selling opportunities among the expanded customer base.

•	Information Regarding the Businesses of the Companies. The Inamed board of directors considered historical and current information about Medicis’ and Inamed’s businesses, prospects, financial performance and condition, operations, management and competitive position, management’s knowledge of the industry and conditions in the industry in general, all of which led the board of directors to believe that a combined entity with its greater financial resources may have greater potential and advantages than Inamed would have as a stand-alone entity.

•	Information Regarding Comparable Transactions. The Inamed board of directors reviewed and considered summary information provided by JPMorgan regarding comparable merger transactions and the trading performance of stock in comparable companies in the industry.

•	Strategic Alternatives. The Inamed board of directors assessed alternatives to the merger, including the potential for remaining a stand-alone entity, and concluded that the merger with Medicis represents the transaction most favorable to the Inamed stockholders that has been or is likely to be presented to Inamed stockholders.

•	Terms of the Merger Agreement. The Inamed board of directors, with the assistance of counsel, considered the general terms of the merger agreement, including:

•	No Solicitation; Termination Fee. The Inamed board of directors considered the provisions of the merger agreement that limit the ability of Medicis and Inamed to solicit other acquisition offers and require each party to pay a termination fee to the other party under specified circumstances, including the right of the Inamed board of directors to respond to, evaluate and negotiate certain other business combination proposals. The Inamed board of directors believed that these provisions were reasonable under the circumstances and would not preclude Inamed from considering bona fide alternative proposals.

•	Conditions to Consummation. The Inamed board of directors reviewed the conditions to consummation of the merger, in particular the likelihood of obtaining the necessary regulatory approvals and stockholder approvals, and the likelihood that the merger would be completed.

•	Board participation. The Inamed board of directors considered the appointment of certain members of the Inamed board of directors to the Medicis board of directors after the effective time of the merger, including that:

•	Four members of the Inamed board of directors would be appointed to the Medicis board of directors, with one being placed in a class with a term expiring in 2005, two being placed in a class with a term expiring in 2006 and one being placed in a class with a term expiring in 2007; and

•	The Medicis audit committee would consist of four members, consisting of two current members of the Medicis board of directors, Mr. Vandewarker and Ms. Amundson (or another Inamed designee selected by the nominating committee of the Medicis board of directors).

•	Tax Treatment. The Inamed board of directors also considered the expected qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code resulting in the common stock portion of the merger consideration being received by Inamed stockholders without having to recognize gain at the time for federal income tax purposes.

•	Financing. The Inamed board of directors reviewed with management and its advisors the ability of Medicis to obtain the financing necessary to pay the cash portion of the merger consideration, including the related Senior Secured Financing Commitment Letter with Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc.

•	Arm’s-Length Negotiation. The Inamed board of directors considered that the merger agreement with Medicis was the product of arm’s-length negotiations between Inamed and its advisors, on the one hand, and Medicis and its advisors, on the other, which the Inamed board of directors believed would help ensure that the transaction is fair to and in the best interests of the Inamed stockholders.

•	Letter Agreement with Q-Med AB. The Inamed board of directors considered the effect of certain noncompetition provisions to which Medicis is subject under existing agreements between Medicis and Q-Med AB, which may restrict the ability of Medicis to compete against Q-Med AB in certain aesthetics markets. The Inamed board of directors then reviewed the terms and conditions of a letter agreement between Medicis and Q-Med AB, which is described below under “— Letter Agreement with Q-Med AB” on page 106, and the effect of Inamed’s agreement to dismiss the investigation pending in the United States International Trade Commission, captioned as In re Certain Injectable Implant Compositions, Inv. No. 337-TA-515, between Inamed, as complainant, and Q-Med AB and Medicis, as respondents, and the litigation pending in the United States District Court for the Southern District of California, captioned as Inamed Corp. v. Q-Med AB, et al, No. 3:04-CV-1064, between Inamed, as plaintiff, and Q-Med AB and Medicis, as defendants. As consideration for Inamed’s dismissal of these actions against Medicis and Q-Med AB, Medicis agreed to pay Inamed $16.5 million if the $10 million expense fee or the $70 million termination fee is payable by Medicis under the merger agreement or if the merger agreement is terminated because Medicis stockholders do not approve the issuance of shares pursuant to the merger agreement at the Medicis special meeting.
      In addition, the Inamed board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including:

•	Under the terms of the merger agreement, between its execution date and the effective time of the merger, Inamed is required to obtain Medicis’ consent before it can take certain specified actions and is otherwise restricted in the conduct of its business, so that, among other things, Inamed’s ability to enter into collaboration discussions and financing arrangements during this preclosing period is limited;

•	The historic volatility of the trading price of Medicis common stock and the effect of potential declines in the trading price of Medicis common stock prior to the completion of the merger on the value of the premium and consideration received by holders of Inamed common stock in the merger;

•	The fact that Inamed’s appointees to the Medicis board of directors would constitute a minority of the members of the Medicis board of directors;

•	The time, effort and costs involved in combining the two businesses and the risk that integration would divert management attention from the ongoing businesses of the combined company and could disrupt Inamed’s operations. The Inamed board of directors considered the fact that the combination of the businesses of Medicis and Inamed would be challenging. However, after consultation with Inamed management and its advisors, the Inamed board of directors determined that the operations of Inamed could be integrated with those of Medicis in an efficient manner;

•	The possibility that the merger may not be completed or that completion of the merger may be unduly delayed;

•	The conditions to Medicis’ obligations to close the merger, and the possibility that those conditions might not be satisfied even if the merger is approved by stockholders;

•	The risk that Medicis and/or Inamed may have to agree to divest or license certain assets in order to obtain FTC approval of the merger;

•	The potential loss of key employees as a result of the merger and the announcement of having entered into a merger agreement, and the risk that despite the efforts of the combined company, key management and research and development personnel might not remain employed by the combined company;

•	The possibility that the benefits anticipated and sought to be achieved in the merger might not be realized;

•	The risks associated with Medicis’ marketed products and its product development pipeline;

•	The risks associated with the government inquiry into Medicis’ marketing and promotion of LOPROX® to pediatricians, as described in “Risk Factors — Risks Relating to Medicis”;

•	The “non-solicitation” provisions, termination fee and related provisions in the merger agreement, although the Inamed board concluded that these provisions would not preclude bona fide alternative proposals;

•	If any third party makes a superior proposal for a business combination with Inamed, the Inamed board of directors could provide information to and engage in negotiations with such third party subject to the terms and conditions of the merger agreement, but absent receipt of a superior proposal, the merger agreement does not provide for the Inamed board of directors to reassess whether the merger is in the best interests of Inamed stockholders, except to the extent required by its fiduciary duties to Inamed stockholders;

•	The requirement that Inamed hold its stockholders’ meeting and allow stockholders to vote on the merger agreement, even if a third party makes a superior proposal for a business combination with Inamed;

•	The provisions of the merger agreement that require the payment of a termination fee of $90 million or $10 million by Inamed if the merger agreement is terminated due to specified reasons;

•	The business, financial, operational and other risks associated with Inamed continuing to operate as an independent company;

•	The possibility that the price or value of Inamed common stock might increase if Inamed were to remain an independent company; and

•	Various other risks associated with the merger and the businesses of Medicis, Inamed and the combined company described in the section entitled “Risk Factors — Risks Relating to the Merger” and in the documents incorporated by reference into this joint proxy statement/ prospectus.
The Inamed board of directors concluded, however, that these factors could be managed or mitigated by Inamed or were unlikely to have a material impact on the merger or Inamed, and that, overall, the potentially negative factors associated with the merger were outweighed by the potential benefits of the merger.
      It was not practical to, and thus the Inamed board of directors did not, quantify, rank or otherwise assign relative weights to the wide variety of factors it considered in evaluating the merger and the merger agreement, nor did the board determine that any one factor was of particular importance in deciding that the merger agreement and associated transactions were in the best interests of Inamed and its stockholders. This discussion of information and material factors considered by the Inamed board of directors is intended to be a summary rather than an exhaustive list. In considering these factors, individual members of the board may have given different weight to different factors. The board conducted an overall analysis of the factors described above, and overall considered the factors to support its decision in favor of the merger and the merger agreement. The decision of each member of the Inamed board of directors was based upon his or her own judgment, in light of all of the information presented, regarding the overall effect of the merger agreement and associated transactions on Inamed stockholders as compared to any potential alternative transactions or courses of action. After considering this information, all members of the Inamed board of directors unanimously approved the merger agreement and the merger and recommended that Inamed stockholders adopt the merger agreement and approve the merger.
Opinions of Deutsche Bank and Thomas Weisel Partners

Deutsche Bank
      Deutsche Bank Securities Inc., or Deutsche Bank, has acted as financial advisor to Medicis in connection with its merger with Inamed. At the March 20, 2005 meeting of the Medicis board of directors, Deutsche Bank rendered its oral opinion to the Medicis board of directors, subsequently confirmed in its written opinion, dated as of March 20, 2005, that, as of the date of the opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the merger consideration to be paid under the merger agreement with Inamed was fair from a financial point of view to Medicis. For purposes of Deutsche Bank’s opinion and this description of the opinion, the “merger consideration” means the right to receive, with respect to each outstanding share of Inamed common stock (other than shares cancelled as set forth in the merger agreement or dissenting shares) (i) 1.4205 shares of Medicis common stock and (ii) $30 in cash.
      The full text of Deutsche Bank’s opinion, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with its opinion, is attached as Annex B to this document and is incorporated into this document by reference. We urge you to read Deutsche Bank’s opinion carefully and in its entirety. Deutsche Bank’s opinion addresses only the fairness, from a financial point of view, of the merger consideration, and does not address any other aspect of the transaction or constitute a recommendation to any Medicis stockholder as to how to vote. The following summary is qualified in its entirety by reference to the full text of the Deutsche Bank opinion.
      In connection with Deutsche Bank’s role as financial advisor to Medicis, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Medicis and Inamed and certain internal analyses and other information furnished to it by Medicis and Inamed. Deutsche Bank also held discussions with members of the senior managements of Medicis and Inamed regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for Inamed common stock and Medicis common stock;

•	compared certain financial and stock market information for Medicis and Inamed with similar information for certain other companies whose securities are publicly traded;

•	reviewed the financial terms of certain recent business combinations which it deemed comparable, in whole or in part, to the merger;

•	reviewed the terms of the merger agreement; and

•	performed such other studies and analyses and considered such other factors as it deemed appropriate.
      In preparing its opinion, Deutsche Bank relied upon, did not assume responsibility for the independent verification of, and did not independently verify, the accuracy and completeness of any information whether publicly available, furnished to it or otherwise made available to it including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information for purposes of rendering its opinion. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by Medicis and Inamed to be achieved as a result of the merger transaction, that Deutsche Bank received from the management of Medicis and Inamed, Deutsche Bank assumed that the information provided was reasonably prepared on bases reflecting the best currently available projections and judgments of the management of Medicis and Inamed. Deutsche Bank expressed no view as to the reasonableness of those forecasts and projections or the assumptions on which they are based. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not make any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Medicis or Inamed, nor was Deutsche Bank furnished with any such appraisals.
      For purposes of rendering its opinion, Deutsche Bank assumed that, in all respects material to its analysis:

•	the representations and warranties of Medicis, Masterpiece Acquisition Corp. and Inamed contained in the merger agreement are true and correct;

•	Medicis, Masterpiece Acquisition Corp. and Inamed will each perform all of the covenants and agreements to be performed under the merger agreement, and all conditions to the obligations of each of the parties to complete the merger transaction will be satisfied without any waiver;

•	all material governmental, regulatory or other approvals and consents required in connection with the completion of the merger transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Medicis or Inamed (or any of their respective affiliates) is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Medicis or Inamed or materially reduce the contemplated benefits of the merger transaction;

•	the merger transaction will be a tax-free reorganization to Medicis; and

•	no adjustment to the merger consideration is made pursuant to the terms of the merger agreement.
      The opinion of Deutsche Bank is necessarily based on economic, market and other conditions as in effect on, the information made available to Deutsche Bank as of, and the financial condition of Medicis and Inamed on, March 18, 2005, the last trading day prior to the March 20, 2005 board meeting.

Financial Analysis of Deutsche Bank Securities Inc.
      The following is a summary of the material financial analyses performed by Deutsche Bank in connection with rendering its opinion. These materials were reviewed with the Medicis board of directors on March 20, 2005.

      Deutsche Bank made comparisons of the ranges of implied share prices derived from the various analyses described below to $75, which was the implied value of the merger consideration on the date of Deutsche Bank’s opinion (and which we refer to in this description of the opinion as the “implied merger consideration”), and the closing prices of $31.68 and $66.24, for Medicis and Inamed respectively, as of March 18, 2005.

Selected Publicly Traded Companies Analysis
      Deutsche Bank reviewed certain financial information and calculated commonly used valuation measurements for each of Medicis and Inamed, as applicable, to corresponding information and measurements for groups of publicly traded companies.
      The selected companies forming the group to which Inamed was compared were Allergan, Inc., American Medical Systems, Inc., Cytyc Corporation, Integra LifeSciences Holdings Corporation, Kinetic Concepts, Inc., Kyphon Inc., Medicis, Mentor Corporation, Respironics, Inc. and ResMed Inc. We refer to these companies as the “Inamed selected comparables.” Deutsche Bank selected these companies because they are publicly traded companies with operations that for purposes of this analysis may be considered similar to those of Inamed.
      The selected companies forming the group to which Medicis was compared were Allergan, Inc., Axcan Pharma Inc., Cephalon, Inc., Connetics Corporation, Endo Pharmaceutical Holdings, Inc., First Horizon Pharmaceuticals Corp. and Forest Laboratories, Inc. We refer to these companies as the “Medicis selected comparables.” Deutsche Bank selected these companies because they are publicly traded companies with operations that for purposes of this analysis may be considered similar to those of Medicis.
      The financial information and valuation measurements reviewed by Deutsche Bank included, among other things:

•	current share price;

•	equity market valuation;

•	ratio of equity market valuation to net income; and

•	ratio of equity market valuation to long term earnings growth rate.
      To calculate the trading multiples for the Inamed selected comparables and the Medicis selected comparables, Deutsche Bank used publicly available information concerning historical and projected financial performance, including analyst reports and published historical financial information and earnings estimates reported by Institutional Brokers Estimate System, or IBES. IBES is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors. To calculate the trading multiples for Medicis, Deutsche Bank used projections prepared by Medicis management. To calculate the trading multiples for Inamed, Deutsche Bank used projections prepared by Inamed management and adjusted by Medicis management.
      Deutsche Bank observed that the implied value of Inamed common stock based on this selected publicly traded companies analysis ranged from $57 to $81 per share and compared that range of values to the implied merger consideration. Deutsche Bank also observed that the implied value of Medicis common stock based on the selected publicly traded companies analysis ranged from $23 to $38 per share and compared that range of values to the March 18, 2005 closing share price for Medicis common stock of $31.68.
      None of the companies utilized in the publicly traded company analysis is identical to Medicis or Inamed. Accordingly, Deutsche Bank believes the analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

Selected Precedent Transactions Analysis
      Deutsche Bank examined 16 historical business combinations in the specialty pharmaceutical industry and the medical device industry since January 1, 1999, involving companies that it considered to be comparable, in whole or in part, to Inamed. The transactions it reviewed were:

•	the acquisition of BioChem Pharma, Inc. by Shire Pharmaceuticals Group plc;

•	the acquisition of Dura Pharmaceuticals, Inc. by Elan Corporation plc;

•	the acquisition of Jones Pharma, Inc. by King Pharmaceuticals, Inc.;

•	the acquisition of Roberts Pharmaceuticals Corp. by Shire Pharmaceuticals Group plc;

•	the acquisition of Guidant Corp. by Johnson & Johnson;

•	the acquisition of VISX, Incorporated by Advanced Medical Optics, Inc.;

•	the acquisition of Ocular Sciences, Inc. by The Cooper Companies, Inc.;

•	the acquisition of ALARIS Medical Systems, Inc. by Cardinal Health Inc.;

•	the acquisition of TheraSense, Inc. by Abbott Laboratories;

•	the acquisition of Centerpulse AG by Zimmer Holdings, Inc.;

•	the acquisition of Disetronic Holding AG by Roche Holding AG;

•	the acquisition of MiniMed, Inc. by Medtronic, Inc.;

•	the acquisition of Inverness Medical Technologies Inc. (diabetes) by Johnson & Johnson;

•	the acquisition of Summit Autonomous, Inc. by Alcon Laboratories Inc./ Nestle SA;

•	the acquisition of Xomed Surgical Products, Inc. by Medtronic, Inc.; and

•	the acquisition of Perclose, Inc. by Abbott Laboratories.
      Deutsche Bank analyzed Last Twelve Months, or Trailing, EBITDA and net income, and Next Twelve Months, or Forward, net income acquisition multiples for the selected transactions and then applied those multiples to the corresponding Inamed statistics based on historical results and management projections from Inamed as adjusted by the management of Medicis. Deutsche Bank observed that the implied value of Inamed common stock based on this precedent transaction analysis ranged from $68 to $86.
      All multiples for the selected transactions were based on public information available at the time of announcement of those transactions, without taking into account differing market and other conditions during the six-year period during which the selected transactions occurred. Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Inamed and the companies involved in the selected transactions, Deutsche Bank believes that a comparable transaction analysis in not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences between the characteristics of these transactions and the merger that could affect the value of the subject companies and businesses and Inamed.

Premiums Paid Analysis
      Deutsche Bank examined the average premiums paid across selected business combinations and change of control transactions for the last three calendar years. In addition, Deutsche Bank examined the premiums paid for historical business combinations in the specialty pharmaceutical and medical device industries involving companies that it considered to be comparable, in whole or in part, to Inamed. Premiums were calculated based on the target’s stock price 30 days prior to announcement.

      Deutsche Bank applied a range of 20% to 30% to the Inamed average 30-day closing common stock price of $69.21 as of March 18, 2005. The implied range of Inamed stock price values based on this premiums paid analysis was $83 to $90.
      Because the reasons for, and circumstances surrounding, each of the selected business combinations analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Medicis and the companies involved in the selected business combinations, Deutsche Bank believes that the premiums paid analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences between the characteristics of these transactions and the merger that could affect the value of the subject companies and businesses and Medicis.

Discounted Cash Flow Analyses
      Deutsche Bank performed discounted cash flow analyses for (i) Medicis as a stand-alone entity, and (ii) Inamed as a stand-alone entity. Deutsche Bank calculated the discounted cash flow values for each of Medicis and Inamed as the sum of (i) the net present values of the estimated future free cash flows that Medicis or Inamed, as the case may be, would generate for the fiscal years 2005 through 2009, plus (ii) the terminal value of Medicis or Inamed, as applicable at the end of that period. The estimated future cash flows for Inamed were based on both Inamed management projections and Inamed management projections as adjusted by Medicis management, the latter of which accounted for $15 million of synergies beginning in 2006 and growing 5% a year thereafter. The estimated future cash flows for Medicis were based on Medicis management projections.
      The range of estimated terminal values was calculated by applying terminal value multiples ranging from 9.0x to 11.0x for Medicis and 17.0x to 19.0x for Inamed to projected 2009 EBITDA. The multiple ranges were selected by looking at the mean LTM EBITDA multiple of the Medicis and Inamed selected comparables. The present value of the cash flows and terminal values were calculated using discount rates ranging from 11% to 13% for Medicis and 9% to 11% for Inamed. The discount rate ranges were selected by performing weighted average cost of capital (“WACC”) analyses of the Medicis and Inamed selected comparables.
      Deutsche Bank observed that the range of implied Medicis stock price values resulting from the discounted cash flow analysis was $47 to $55. Deutsche Bank observed that the range of implied Inamed stock price values resulting from the discounted cash flow analysis based on Inamed management projections was $155 to $186. Deutsche Bank also observed that the range of implied Inamed stock price values resulting from the discounted cash flow analysis based on adjusted Inamed management projections with synergies was $74 to $88. The Medicis board of directors was advised by senior members of the Medicis management team that management relied upon the more conservative adjusted Inamed projections when evaluating the proposed merger.

Relative Contribution Analysis
      Deutsche Bank analyzed two scenarios of the pro forma relative financial performance contributions of Medicis and Inamed, the first based on management projections of Medicis and Inamed and the second based on management projections of Medicis and management projections of Inamed as adjusted by Medicis management. Both scenarios looked at pro forma contribution for the 2004, 2005 and 2006 calendar years, as compared to the pro forma relative economic ownership percentages for Medicis and Inamed respectively, based on the implied merger consideration. Deutsche Bank calculated the relative contributions of Medicis and Inamed to the combined company in terms of, among other things, (i) revenues, (ii) earnings before interest, taxes, depreciation and amortization, or EBITDA, (iii) net income and (iv) fully diluted equity market capitalization, based on the closing market price for Medicis of $31.68 on March 18, 2005 and the implied merger consideration.
      Based on these metrics, Deutsche Bank observed that on a combined basis and based on projections from the management of Inamed, the implied pro forma economic ownership percentage for Inamed stockholders ranged from 39.8% to 61.5%. On a combined basis and based on projections from the management of Inamed as adjusted by Medicis management, the implied pro forma economic ownership percentage for Inamed stockholders ranged from 39.8% to 57.7%. Deutsche Bank compared these ranges of implied pro forma economic ownership percentages for Inamed stockholders with the economic ownership percentage of 42.4% based on the implied merger consideration.

Pro Forma Combined Earnings Analysis
      Deutsche Bank analyzed certain pro forma effects of the merger. Based on such analysis, Deutsche Bank computed the resulting dilution/ accretion to the combined company’s earnings per share estimate for the calendar years ending December 31, 2005, 2006 and 2007, after taking into account any potential cost savings and other synergies identified by Medicis management that Medicis and Inamed could achieve if the merger was consummated and non-recurring costs relating to the merger. Deutsche Bank noted that after taking into account the potential for cost savings and other synergies and non-recurring costs related to the merger, on a pro forma GAAP basis, the merger would be approximately 11.9% dilutive for the calendar year ended December 31, 2005, which accounted for one quarter and included no synergies, 11.5% dilutive for the calendar year ended December 31, 2006 and approximately 5.5% accretive for the calendar year ended December 31, 2007. Calculations for pro forma GAAP earnings per share were conducted using an estimated value for transaction-related amortization charges. An assessment of Inamed’s amortizable intangibles was not complete as of March 20, 2005. Because of the significant impact on earnings of the non-cash charges resulting from the transaction-related amortization, Deutsche Bank also analyzed the pro forma effects of the merger on a non-GAAP basis. As a result of this analysis, Deutsche Bank noted that after taking into account the potential cost savings and other synergies and non-recurring costs related to the merger, on a non-GAAP basis, the merger would be approximately 6.5% dilutive for the calendar year ended December 31, 2005, which accounted for one quarter and included no synergies, 1.5% accretive for the calendar year ended December 31, 2006 and 17.0% accretive for the calendar year ended December 31, 2007. Pro forma non-GAAP earnings per share exclude transaction-related amortization charges.

General
      The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the Medicis board of directors, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of those analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses. Deutsche Bank conducted its analyses and rendered its opinion described herein separately and independently from any analyses conducted or opinion rendered by Thomas Weisel Partners.
      In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion as investment bankers to the Medicis board of directors as to the fairness of the merger consideration, from a financial point of view, to Medicis and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Medicis and Inamed management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Medicis, Inamed, or their respective advisors. Forecasts provided to Deutsche Bank, which were prepared by Medicis and Inamed management, did not include the expensing of stock options or special charges associated with research and development. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by those analyses. Because those analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Medicis, Inamed or their respective advisors, none of Medicis, Inamed, Deutsche Bank nor any other person assumes responsibility if future results or actual values are different from these forecasts or assumptions.
      The terms of the merger transaction were determined through negotiations between Medicis and Inamed and were approved by the Medicis board of directors. Although Deutsche Bank provided advice to Medicis during the course of these negotiations, the decision to enter into the merger transaction was solely that of the Medicis board of directors. As described above, the opinion and presentation of Deutsche Bank to the Medicis board of directors was only one of a number of factors taken into consideration by the Medicis board of directors in making its determination to recommend the merger transaction. Deutsche Bank’s opinion was provided to the Medicis board of directors to assist it in connection with its consideration of the merger transaction and does not constitute a recommendation to any stockholder as to how to vote or take any other action with respect to any matter related to the merger transaction.
      Deutsche Bank’s opinion does not in any manner address the prices at which any securities of Medicis or Inamed will trade after the announcement or completion of the merger transaction. Deutsche Bank assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. In connection with the preparation of its opinion, Deutsche Bank was not authorized by Medicis or the Medicis board of directors to solicit, nor has Deutsche Bank solicited, third-party indications of interest for the acquisition of all or any part of Medicis or any other extraordinary transaction involving Medicis.
      Medicis selected Deutsche Bank as financial advisor in connection with the merger transaction based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Medicis has retained Deutsche Bank under a letter agreement dated February 10, 2005. Deutsche Bank will be paid a fee for its services as financial advisor to Medicis in connection with the merger transaction, a substantial portion of which is contingent upon completion of the merger transaction. Deutsche Bank was paid a fee of $1 million for its delivery of an opinion to the Medicis board of directors regarding the fairness to Medicis from a financial point of view of the merger consideration to be paid by Medicis in connection with the transaction. If the merger transaction is consummated, an additional fee will be payable to Deutsche Bank equal to $15.5 million against which any previous fees paid will be credited. Deutsche Bank is an affiliate of Deutsche Bank AG, which together with its affiliates we refer to as the “DB Group.” One or more members of the DB Group have agreed to provide financing to Medicis in connection with the merger for which they will receive customary fees. See “Senior Secured Financing Commitment Letter with Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc.” on page 107. Medicis has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the United States federal securities laws arising out of its engagement or the merger.
      Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Medicis or its affiliates for which it has received customary compensation, including Medicis’ August 2004 $283.9 million convertible exchange offer for which a member of the DB Group acted as dealer manager. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Medicis and Inamed for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in those securities, instruments and obligations.

Thomas Weisel Partners
      Medicis requested that Thomas Weisel Partners evaluate the fairness to Medicis, from a financial point of view, of the consideration to be paid by Medicis pursuant to the merger. On March 20, 2005, at a meeting of the board of directors held to evaluate the merger, Thomas Weisel Partners rendered its oral opinion to the Medicis board of directors that as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be paid by Medicis pursuant to the merger was fair to Medicis, from a financial point of view. The opinion was subsequently confirmed by delivery by Thomas Weisel Partners of a written opinion dated March, 20, 2005.
      The full text of the Thomas Weisel Partners opinion, dated March 20, 2005, which we refer to as the TWP opinion, is attached as Annex C to this joint proxy statement/ prospectus and is incorporated into this joint proxy statement/ prospectus by reference. Stockholders of Medicis should read the TWP opinion carefully and in its entirety for a discussion of the assumptions made, limitations upon the review undertaken and qualifications in rendering the opinion. However, we have included the following summary of the TWP opinion.
      Thomas Weisel Partners has directed the TWP opinion to the board of directors of Medicis in connection with that board of directors’ consideration of the merger. The TWP opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the merger. The TWP opinion addresses only the fairness, from a financial point of view, of the consideration to be paid by Medicis pursuant to the merger. Thomas Weisel Partners was not asked to consider, and its opinion does not address, any alternatives to the merger or Medicis’ underlying decision to proceed with or effect the merger or any other aspect of the merger. Thomas Weisel Partners was retained by Medicis to render an opinion to the board of directors of Medicis in connection with the merger and has not acted as financial advisor to Medicis in connection with the merger. In furnishing its opinion, Thomas Weisel Partners did not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act of 1933, which is referred to as the Securities Act, and the rules and regulations promulgated thereunder, nor did it admit that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. The TWP opinion includes statements to this effect.
      In connection with its opinion, Thomas Weisel Partners, among other things:

•	reviewed certain publicly available financial and other data with respect to Medicis and Inamed, including the consolidated financial statements for recent years and interim periods to December 31, 2004 with respect to Medicis and Inamed and certain other relevant financial and operating data relating to Medicis and Inamed made available to Thomas Weisel Partners from published sources and from the internal records of Medicis;

•	reviewed the financial terms and conditions of the merger agreement;

•	reviewed certain publicly available information concerning the trading of and the trading market for, Inamed common stock and Medicis common stock;

•	compared Medicis and Inamed from a financial point of view with certain other companies in the medical device and specialty pharmaceutical industries which Thomas Weisel Partners deemed to be relevant;

•	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the medical device industry which Thomas Weisel Partners deemed to be comparable, in whole or in part, to the merger;

•	reviewed and discussed with representatives of the management of Medicis certain information of a business and financial nature regarding Medicis and Inamed, furnished to Thomas Weisel Partners by management of Medicis, including financial forecasts and related assumptions for Medicis and Inamed;

•	discussed with management of Medicis their description and assessment of the SEC investigation of Inamed, as described in Inamed’s Annual Report on Form 10-K for the year ended December 31, 2004;

•	made inquiries regarding and discussed the merger and the merger agreement and other matters related thereto with Medicis’ counsel; and

•	performed such other analyses and examinations as Thomas Weisel Partners deemed appropriate.

      In connection with its review, Thomas Weisel Partners did not assume any obligation to independently verify the foregoing information. Instead, with Medicis’ consent, Thomas Weisel Partners relied on such information being accurate and complete in all material respects. Thomas Weisel Partners also made the following assumptions, in each case with Medicis’ consent:

•	with respect to the financial forecasts for Medicis and Inamed prepared and provided by management of Medicis, Thomas Weisel Partners assumed for purposes of its opinion, upon the advice of Medicis, that the forecasts were reasonably prepared on bases reflecting the best available estimates and judgments of management of Medicis at the time of preparation as to the future financial performance of Medicis and Inamed, and these forecasts provide a reasonable basis upon which Thomas Weisel Partners could form its opinion;

•	that with respect to Medicis management’s assessment of the SEC investigation of Inamed, as described in Inamed’s Annual Report on Form 10-K for the year ended December 31, 2004, such assessment is reasonable and reflects the best available information and judgments of management of Medicis;

•	that there have been no material changes in Medicis’ or Inamed’s assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to Thomas Weisel Partners; and

•	that the merger will be consummated in accordance with the terms described in the merger agreement, without any further amendment thereto, and without waiver by Medicis of any of the conditions to its obligations thereunder.
      In addition, for purposes of the TWP opinion:

•	Thomas Weisel Partners relied, at Medicis’ direction and without independent verification, on management of Medicis as to all legal and financial reporting matters with respect to Medicis, the merger, the merger agreement and the Investigation;

•	Thomas Weisel Partners assumed that the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations;

•	Thomas Weisel Partners assumed that in the course of obtaining the necessary regulatory approvals for the merger, no restrictions including any divestiture requirements, will be imposed that could have a meaningful effect on the contemplated benefits of the merger; and

•	Thomas Weisel Partners did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Medicis or Inamed, nor was Thomas Weisel Partners furnished with any such appraisals.
      The TWP opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Thomas Weisel Partners has not assumed any obligation to update, revise or reaffirm its opinion.
      The following is a brief summary of the material financial analyses performed by Thomas Weisel Partners in connection with providing its opinion to the board of directors of Medicis. The following summary, however, does not purport to be a complete description of the financial analyses performed by Thomas Weisel Partners, nor does the order of analyses described represent the relative importance given to those analyses. Some of the summaries of financial analyses performed by Thomas Weisel Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Thomas Weisel Partners, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Thomas Weisel Partners.

Comparable Companies Analysis
      Based on an assessment of public market value of similar publicly-traded companies, Thomas Weisel Partners reviewed and compared specific financial data relating to Inamed with the following companies that Thomas Weisel Partners deemed in certain respects comparable to Inamed in the medical device industry:

•	Advanced Neuromodulation Systems, Inc.

•	Allergan, Inc.

•	American Medical Systems Holding Inc.

•	ArthroCare Corporation

•	Integra Lifesciences Holdings Corporation (pro forma for the January 3, 2005 acquisition of Newdeal Technologies SAS for approximately $53 million in cash)

•	IntraLase Corp.

•	Kyphon Inc.

•	Laserscope Inc.

•	Medicis

•	Mentor Corporation

•	VISX, Incorporated
      Thomas Weisel Partners calculated the enterprise value, which Thomas Weisel Partners defined as equity value plus total debt less cash, as a multiple of (i) revenue for calendar year 2004 and estimated revenue for calendar years 2005 and 2006, (ii) earnings before interest and taxes, depreciation and amortization, or EBITDA, for calendar year 2004 and estimated EBITDA for calendar years 2005 and 2006 and (iii) earnings before interest and taxes, or EBIT, for calendar year 2004 and estimated EBIT for calendar years 2005 and 2006. Thomas Weisel Partners also compared and calculated the price/earnings ratios and the price/earnings to growth ratios for calendar year 2004 and estimated price/earnings ratios and estimated price/earnings to growth ratios for calendar years 2005 and 2006, in each case, for the selected companies listed above. Estimated calendar years 2005 and 2006 multiples for Inamed were based on Wall Street consensus estimates. Estimates for the other selected companies were based on Wall Street research, public filings and information provided by FactSet Research Systems. Thomas Weisel Partners believes that the selected companies have operations similar to some of the operations of Inamed, but noted that none of these companies have the same management, composition, size or combination of businesses as Inamed. Additionally, while this analysis compared Inamed to eleven public companies in the medical device industry, Thomas Weisel Partners did not include every company that could be deemed to be a participant in the medical device industry or sector thereof.
      The results of this analysis are summarized as follows:

Enterprise Value/

		Revenue			EBITDA			EBIT			P/E			P/E/G

		CY04	CY05	CY06	CY04	CY05	CY06	CY04	CY05	CY06	CY04	CY05	CY06	CY04	CY05	CY06
		A	E	E	A	E	E	A	E	E	A	E	E	A	E	E

Selected Companies	High	6.9x	5.9x	5.5x	37.9x	20.6x	15.9x	44.8x	25.9x	18.7x	49.4x	35.8x	27.2x	1.69x	1.43x	1.25x
	3rd Quartile	6.7x	4.7x	4.1x	25.2x	18.5x	15.0x	27.5x	19.7x	15.9x	42.0x	32.6x	24.9x	1.51x	1.17x	1.00x
	Mean	5.2x	4.2x	3.6x	20.8x	15.3x	12.6x	24.2x	16.9x	13.7x	34.8x	27.9x	22.7x	1.39x	1.13x	0.89x
	Median	4.9x	4.2x	3.1x	18.8x	14.1x	11.8x	19.8x	15.4x	13.4x	33.1x	27.3x	22.7x	1.39x	1.13x	0.89x
	1st Quartile	4.6x	3.5x	2.9x	14.5x	12.9x	10.7x	17.1x	14.1x	11.8x	26.9x	23.4x	20.6x	1.28x	1.09x	0.83x
	Low	3.0x	2.7x	2.5x	10.8x	9.0x	8.4x	12.4x	10.1x	9.4x	23.0x	20.3x	18.7x	1.03x	0.89x	0.47x
Inamed		6.0x	5.2x	4.3x	22.4x	19.2x	15.9x	25.7x	22.2x	18.0x	32.5x	28.7x	23.3x	1.5x	1.4x	1.1x
      Thomas Weisel Partners also reviewed and compared specific operating data relating to the same selected companies with Inamed. With respect to the selected companies and Inamed, Thomas Weisel Partners calculated and compared the margins for calendar year 2004 EBITDA, EBIT and net income, and estimated EBITDA, EBIT and net income for calendar years 2005 and 2006. With respect to Inamed, the estimated margins for calendar years 2005 and 2006 were based on Wall Street consensus estimates. Estimates for the other selected companies were based on Wall Street research, public filings and information provided by FactSet Research Systems.
      The results of this analysis are summarized as follows:

		CY2004A Margins			CY2005E Margins			CY2006E Margins

				Net			Net			Net
		EBITDA	EBIT	Income	EBITDA	EBIT	Income	EBITDA	EBIT	Income

Selected Companies	High	45.1%	39.4%	27.3%	48.0%	43.0%	28.3%	49.1%	45.2%	28.8%
	3rd Quartile	29.6%	26.0%	17.9%	30.0%	27.3%	18.6%	31.8%	28.7%	19.6%
	Mean	27.0%	23.6%	16.5%	27.2%	24.6%	16.7%	29.7%	27.2%	18.6%
	Median	25.1%	22.4%	15.5%	24.2%	23.2%	14.8%	26.3%	25.4%	16.9%
	1st Quartile	19.0%	17.3%	13.5%	20.3%	18.8%	12.6%	22.0%	20.6%	15.5%
	Low	16.4%	11.3%	8.9%	10.6%	9.2%	10.3%	19.9%	16.7%	12.2%
Inamed		27.0%	23.5%	19.1%	27.3%	23.6%	18.8%	27.3%	24.1%	19.0%
      Based on the results of these analyses, Thomas Weisel Partners calculated an implied price per share range for Inamed of $42.72 to $79.60.

Comparable Precedent Transaction Multiples Analysis
      Based on Wall Street research, SDC Platinum, public filings and information provided by FactSet Research Systems, Thomas Weisel Partners calculated and compared the enterprise value as a multiple of revenue, EBITDA and EBIT for the last twelve months, or LTM, and for the next twelve months, or NTM, in 15 selected medical device acquisitions that have been announced since January 1, 1998. In addition, Thomas Weisel Partners calculated and compared equity value as a multiple of LTM and NTM net income in 15 selected medical device acquisitions that have been announced since January 1, 1998.
      The acquisitions reviewed in this analysis were the following:

Announcement Date	Name of Acquiror	Name of Target

December 5, 2004	Smiths Group Plc	Medex, Inc.
November 9, 2004	Advanced Medical Optics, Inc.	VISX, Incorporated
July 28, 2004	Cooper Companies, Inc.	Ocular Sciences, Inc.
May 19, 2004	Cardinal Health, Inc.	ALARIS Medical Systems, Inc.
January 13, 2004	Abbott Laboratories	TheraSense, Inc.
August 13, 2004	Synthes Stratec, Inc.	Mathys Medical Ltd.
May 20, 2003	Zimmer Holdings, Inc.	Centerpulse AG
May 30, 2001	Medtronic, Inc.	MiniMed Inc.
May 23, 2001	Johnson & Johnson	Inverness Medical Technology, Inc. (Diabetes Products Business)
September 27, 2000	Siemens	Acuson Corporation
November 2, 1998	Medtronic, Inc.	Sofamor Danek Group, Inc.
September 21, 1998	General Electric Company	Marquette Medical Systems, Inc.
August 14, 1998	Stryker Corporation	Howmedica Osteonics Corp.
July 21, 1998	Johnson & Johnson	DePuy, Inc.
June 16, 1998	Boston Scientific Corporation	Schneider Worldwide (Pfizer)
      Thomas Weisel Partners believes that the 15 transactions listed above have certain terms that are similar to some of the terms of the merger, but noted that none of these transactions is directly comparable to the merger.

      The results of these analyses are summarized as follows:

Transaction Multiples

		LTM				NTM

					Net				Net
		Revenue	EBITDA	EBIT	Income	Revenue	EBITDA	EBIT	Income

Selected Companies	3rd Quartile	6.8x	28.4x	32.9x	41.3x	6.7x	23.6x	26.7x	41.1x
	Median	3.9x	16.1x	22.1x	35.3x	4.3x	14.7x	17.8x	31.3x
	Mean	4.9x	24.6x	29.9x	39.7x	4.6x	21.8x	29.4x	43.5x
	1st Quartile	2.7x	13.3x	19.4x	31.2x	3.1x	12.1x	17.6x	26.8x
      Based on the results of this analysis, Thomas Weisel Partners calculated an implied price per share range for Inamed of $45.24 to $102.04.

Comparable Precedent Transaction Premiums Analysis
      Based on Wall Street research, SDC Platinum, public filings and information provided by FactSet Research Systems, Thomas Weisel Partners calculated and compared the price premiums and exchange ratio premiums as of 1-day, 1-week and 1-month prior to announcement in 10 selected medical device acquisitions that have been announced since January 1, 1998.
      The acquisitions reviewed in this analysis were the following:

Acquisition Date	Name of Acquiror	Name of Target

November 9, 2004	Advanced Medical Optics, Inc.	VISX, Incorporated
July 28, 2004	Cooper Companies, Inc.	Ocular Sciences, Inc.
May 19, 2004	Cardinal Health, Inc.	ALARIS Medical Systems, Inc.
January 13, 2004	Abbott Laboratories	TheraSense, Inc.
May 20, 2003	Zimmer Holdings, Inc.	Centerpulse AG
May 30, 2001	Medtronic, Inc.	MiniMed Inc.
September 27, 2000	Siemens	Acuson Corporation
November 2, 1998	Medtronic, Inc.	Sofamor Danek Group, Inc.
September 21, 1998	General Electric Company	Marquette Medical Systems, Inc.
July 21, 1998	Johnson & Johnson	DePuy, Inc.
      The results of this analysis are summarized as follows:

		Price Premiums			Exchange Ratio Premiums

		1-Day	1-Week	1-Month	1-Day	1-Week	1-Month

Selected Transactions	3rd Quartile	43.2%	49.4%	46.3%	43.2%	48.4%	44.3%
	Median	19.1%	21.0%	26.8%	19.1%	22.3%	21.7%
	Mean	29.0%	33.0%	34.9%	29.0%	33.4%	36.6%
	1st Quartile	14.3%	16.9%	18.4%	14.3%	18.1%	20.3%

Premiums Paid Analysis
      Based on information provided by SDC Platinum, Thomas Weisel Partners reviewed the consideration paid in 49 global healthcare transactions announced since January 1, 2000 with public acquirors and public target companies with equity values from $400 million to $10 billion. Thomas Weisel Partners calculated the premium percentages to the average stock price for the 1-day, 1-week and 1-month periods prior to the announcement of the relevant acquisition. This analysis indicated a range of such premium percentages of (2.6%) to 96.2% with a range for the mean and median premium percentages of 27.1% to 34.6% and a range for the first and third quartile premium percentages of 15.5% to 47.1%.

      Based on the quartile results of this analysis, Thomas Weisel Partners calculated an implied price per share ranges for Inamed of $77.87 to $99.81.
      Thomas Weisel Partners also calculated premium percentages with respect to the 16 of the 49 above-referenced transactions in which the target company were to control a significant portion of the combined company post closing. This analysis indicated a range of such premium percentages of (2.6%) to 96.2% with a range for the mean and median premium percentages of 25.2% to 32.7% and a range for the first and third quartile premium percentages of 17.6% to 46.6%.

Contribution Analysis
      Thomas Weisel Partners performed a contribution analysis based on estimated future financial operating information provided by management of Medicis for Medicis, Inamed and the pro forma combined company. The Thomas Weisel Partners analysis considered the relative contributions of Medicis and Inamed to the pro forma combined company’s estimated revenues, gross profit, EBITDA, EBIT, net income (including amortization) for calendar years 2005 and 2006 and for the LTM. This analysis indicated (1) an implied exchange ratio range of 1.109x to 2.105x with a mean of 1.541x, a median of 1.479x, a first quartile of 1.229x and a third quartile of 1.781x and (2) an implied price per share range for Inamed of $35.13 to $66.70 with a mean of $48.83, a median of $46.86, a first quartile of $38.93 and a third quartile of $56.43.
      The implied exchange ratio in the foregoing description assumes that the net cash of Medicis equals $248.5 million, which is pro forma for the conversion of Medicis’ $169 million convertible notes. It also assumes the conversion of Medicis’ $169 million convertible notes and that the net cash of Inamed equals $107.8 million.

Inamed Discounted Cash Flow Analysis
      Thomas Weisel Partners performed a discounted cash flow analysis using estimated free cash flows for Inamed for calendar years 2005 through 2009 derived from estimates provided by Medicis management. Thomas Weisel Partners first estimated the terminal value of the estimated cash flows by applying multiples to Inamed’s estimated 2009 EBITDA, which multiples ranged from 13.5x to 19.0x. Thomas Weisel Partners then discounted to the present the cash flows estimated through 2009 and the terminal values using discount rates ranging from 8% to 10%. Using information provided by BARRA and FactSet Research Systems, Thomas Weisel Partners arrived at these discount rates based on the weighted-average cost of capital for Inamed and the selected companies referred to in the Comparable Companies Analysis above. This analysis implied an enterprise value range for Inamed of $2,394.2 million to $3,468.2 million and an implied price per share range of Inamed of $67.92 to $97.08.
      Thomas Weisel Partners also performed a discounted cash flow analysis using the same estimated free cash flows for Inamed for calendar years 2005 through 2009 and by estimating the terminal value of the estimated cash flows by applying growth rates ranging from 2% to 4% to Inamed’s estimated 2009 EBITDA. Thomas Weisel Partners then discounted the cash flows estimated through 2009 and the terminal values using discount rates ranging from 8.0% to 10%. This analysis implied an enterprise value range for Inamed of $1,577.3 million to $3,080.7 million and an implied price per share range of Inamed of $45.75 to $85.56.

Pro Forma Merger Analysis
      Thomas Weisel Partners reviewed the pro forma effects of the merger on the combined company’s estimated earnings for calendar years 2005 and 2006 based on the merger consideration and utilizing financial forecasts for Medicis and Inamed provided by Medicis management as well as permanent financing assumptions provided by Medicis management.

      The results of this analysis are summarized as follows:

	Accretion/Dilution

	CY2005E	CY2006E

Pro Forma EPS (not converted)	(17.2)%	0.8%
Pro Forma EPS (as converted)	(11.1)%	7.6%
Pro Forma Cash EPS (not converted)	(8.5)%	9.2%
Pro Forma Cash EPS (as converted)	(2.1)%	16.4%
      The Pro Forma EPS (not converted) and Pro Forma Cash EPS (not converted) in the foregoing description include approximately 52.3 million shares of Medicis to be issued to Inamed stockholders. Also, the Pro Forma EPS (as converted) and Pro Forma Cash EPS (as converted) in the foregoing description include approximately 13.1 million shares of Medicis related to Medicis’ convertible notes and add-back of associated interest expense, and Medicis’ management expectation that Medicis will not have to convert the notes proposed to be issued in connection with the merger.
      The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the board of directors of Medicis. In addition, Thomas Weisel Partners did not attribute any particular weight to any factor or analysis considered by it, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of implied values resulting from any particular analysis described above should not be taken to be the view of Thomas Weisel Partners with respect to the actual value of Medicis or Inamed. Thomas Weisel Partners conducted its analyses and rendered its opinion described herein separately and independently from any analyses conducted or opinion rendered by Deutsche Bank.
      In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Medicis. Forecasts provided to Thomas Weisel Partners, which were prepared by Medicis and Inamed management, did not include the expensing of stock options or special charges associated with research and development. The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Thomas Weisel Partners with respect to the financial fairness of the consideration to be paid by Medicis pursuant to the merger agreement, and were provided to the board of directors of Medicis in connection with the delivery of the TWP opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.
      As described above, the TWP opinion and presentation were among the many factors that the board of directors of Medicis took into consideration in making its determination to approve the merger and merger agreement.
      Pursuant to the terms of the engagement letter dated February 14, 2005, Medicis has paid Thomas Weisel Partners a cash fee of $750,000 payable upon the delivery of its opinion for its services. Further, Medicis has agreed to reimburse Thomas Weisel Partners for its reasonable out-of-pocket expenses and to indemnify Thomas Weisel Partners, its affiliates, partners, directors, officers, agents, employees and each other person or entity, if any, controlling Thomas Weisel Partners or any of its affiliates, against specific liabilities, including liabilities under the federal securities laws.

      In the ordinary course of its business, Thomas Weisel Partners actively trades the equity securities of Medicis and Inamed for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Thomas Weisel Partners has also acted as an underwriter in connection with offerings of securities of Medicis and performed various investment banking services for Medicis.
Opinion of JPMorgan
      Pursuant to an engagement letter dated November 17, 2004, Inamed retained JPMorgan as its exclusive financial advisor in connection with the merger.
      At the meeting of the Inamed board of directors on March 20, 2005, JPMorgan rendered its oral opinion, subsequently confirmed in writing, to the board of directors that, as of such date and based upon and subject to the matters set forth in JPMorgan’s opinion, the consideration to be received by the holders of Inamed common stock in the merger was fair, from a financial point of view, to those holders. No limitations were imposed by the Inamed board of directors upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinion.
      The full text of the written opinion of JPMorgan dated March 20, 2005, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex D to this joint proxy statement/ prospectus and is incorporated herein by reference. Inamed stockholders are urged to read the opinion in its entirety. JPMorgan’s written opinion is addressed to the Inamed board of directors, is directed only to the consideration to be paid in the merger and does not constitute a recommendation to any Inamed stockholder as to how such stockholder should vote at the Inamed special meeting. The summary of the opinion of JPMorgan set forth in this joint proxy statement/ prospectus is qualified in its entirety by reference to the full text of such opinion.
      In arriving at its opinion, JPMorgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning Medicis and Inamed and the industries in which they operate;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Medicis and Inamed with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of Inamed common stock and Medicis common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the managements of Medicis and Inamed relating to their respective businesses, including (x) analyses and forecasts prepared by the management of Inamed that take into account the possibility that the FDA may not approve any or all of Inamed’s new silicone breast products and Reloxin products and (y) analyses and forecasts prepared by the management of Inamed that assume that the FDA approves all of these new products;

•	reviewed estimates prepared by the managements of Medicis and Inamed of the amount and timing of the cost savings and related expenses and synergies expected to result from the merger; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of this opinion.
      In addition, JPMorgan held discussions with members of the management of Medicis and Inamed with respect to certain aspects of the merger, and the past and current business operations of Medicis and Inamed, the financial condition and future prospects and operations of Medicis and Inamed, the effects of the merger on the financial condition and future prospects of Medicis and Inamed, and other matters JPMorgan believed necessary or appropriate to its inquiry, including the risks associated with the FDA approval process for new products.
      In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by Medicis and Inamed or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities and was not provided any such valuations or appraisals, nor did JPMorgan evaluate the solvency of Medicis or Inamed under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, including the expected cost savings and related expenses and synergies referred to above, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Medicis and Inamed to which such analyses or forecasts relate. JPMorgan has expressed no view as to such analyses or forecasts, including such estimated cost savings, expenses and synergies, or the assumptions on which they were based. JPMorgan also assumed that the merger will qualify as a tax-free reorganization for United States federal income tax purposes and that the other transactions contemplated by the merger agreement will be consummated as described in such agreement. JPMorgan also assumed that the definitive merger agreement will not differ in any material respects from the draft thereof furnished to it. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Medicis or Inamed or on the contemplated benefits of the merger.
      The projections furnished to JPMorgan for Medicis and Inamed were prepared by the respective managements of each company. Neither Inamed nor Medicis publicly discloses internal management projections of the type provided to JPMorgan in connection with JPMorgan’s analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.
      JPMorgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of such opinion. It should be understood that subsequent developments may affect JPMorgan’s opinion and that JPMorgan does not have any obligation to update, revise, or reaffirm its opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, to the holders of Inamed common stock of the merger consideration in the proposed merger and JPMorgan has expressed no opinion as to the fairness of the merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of Inamed or the underlying decision by Inamed to engage in the merger. JPMorgan expressed no opinion as to the price at which Medicis common stock or Inamed common stock would trade at any time after the date of its opinion.
      JPMorgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Inamed or any other alternative transaction. Consequently, JPMorgan assumed that such terms are the most beneficial terms from Inamed’s perspective that could under the circumstances be negotiated among the parties to such transactions, and JPMorgan expressed no opinion as to whether any alternative transaction might produce consideration for Inamed stockholders in an amount in excess of that contemplated in the merger.
      In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.

Stock Trading Analysis
      JPMorgan reviewed Inamed’s closing stock prices for the 12-month period ending March 18, 2005. JPMorgan observed that the range of closing prices for Inamed stock was $45 to $72 over such period.

JPMorgan also reviewed Medicis closing stock prices for the 12-month period ending March 18, 2005. JPMorgan observed that the range of closing prices for Medicis stock was $32 to $45 over such period.
      JPMorgan also reviewed one-year forward price earnings multiples based on monthly equity research analysts estimates as published by I/B/E/S over the one and three years prior to March 18, 2005 for both Medicis and Inamed. JPMorgan also reviewed Inamed’s one-year forward price earnings multiple based on the Inamed management’s sensitivity case projections and Medicis’ one-year forward price earnings multiple based on research analysts’ consensus estimates. JPMorgan observed that Inamed’s average one-year forward price earnings multiple was 26.3x and 23.7x over the last one and three years, respectively, while the current one-year forward price earnings multiple was 28.6x. JPMorgan also observed that Medicis’ average one-year forward price earnings multiple was 25.3x and 19.5x and 18.2x over the last one and three years, while the current one-year forward price earnings multiple was 22.4x.

Historical Exchange Ratio
      JPMorgan analyzed the historical trading price of Medicis common stock relative to Inamed common stock based on closing prices between March 18, 2003 and March 18, 2005 and calculated the historical exchange ratios during this period implied by dividing the daily closing prices per share of Inamed common stock by those of Medicis common stock and the average of those historical trading ratios for the 1-week, 1-month, 3-month, 6-month, 12-month and 24-month periods ended on March 18, 2005. JPMorgan also calculated the exchange ratio implied by dividing the closing price per share of Inamed common stock by that of Medicis common stock on March 18, 2005 and by dividing the value of merger consideration of $75 per share by the closing price of Medicis common stock on March 18, 2005.
      This analysis implied the following exchange ratios:

Implied
Exchange Ratio

At $75.00	2.37x
Market as of March 18, 2005	2.09x
1 - week average	2.09x
1 - month average	2.03x
3 - month average	1.91x
6 - month average	1.66x
12 - month average	1.53x
24 - month average	1.44x

Equity Analysts Price Targets
      JPMorgan reviewed publicly available price targets published by various firms that conduct independent research on Inamed in order to compare the implied offer price as of March 18, 2005, the last trading day prior to the date of JPMorgan’s opinion, to research analyst valuations of Inamed. Analyst price targets ranged from $72 to $80, while the value of the merger consideration, based on Medicis closing price as of March 18, 2005, was $75 and the closing price of Inamed was $66.24 as of March 18, 2005.
      JPMorgan also reviewed publicly available price targets published by various firms that publish independent research on Medicis in order to compare the current trading price as of March 18, 2005, the last trading day prior to the date of JPMorgan’s opinion, to research analyst valuations of Medicis. Analyst price targets ranged from $39 to $52, while the closing price for Medicis on March 18, 2005 was $31.68.

Selected Companies Analysis
      Using publicly available information, JPMorgan compared selected financial data of Inamed with similar data for the following selected publicly traded specialty pharmaceutical and medical device companies:

Large-Cap Medical Device Companies

•	Medtronic, Inc.

•	CR Bard, Inc.

•	Boston Scientific Corporation

Mid-Cap Medical Device Companies

•	American Medical Systems

•	Arthrocare Corporation

•	Integra Lifesciences Holding Corporation

•	Mentor Corporation

Specialty Pharmaceutical

•	Allergan, Inc.

•	Medicis

•	Endo Pharmaceuticals

•	Cephalon, Inc.

•	Shire Pharmaceuticals

•	Biovail Corporation

•	Forest Labs

•	King Pharmaceuticals
      For each company, JPMorgan used estimates of calendar year 2005 results published in publicly available equity analyst research reports. For Inamed, JPMorgan used estimates of calendar year 2005 results provided by Inamed management. JPMorgan reviewed firm or enterprise values as a multiple of estimated calendar year 2005 earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, and JPMorgan reviewed calendar year 2005 price earnings multiples based on consensus earnings per share estimates from available research reports. JPMorgan then applied a range of selected multiples of estimated 2005 EBITDA derived from this analysis to corresponding financial data of Inamed in order to derive an implied per share equity reference range for Inamed. This analysis indicated an approximate implied per share equity reference range for Inamed of $55 to $77.
      It should be noted that no company utilized in the analysis above is identical to Inamed.
      Using publicly available information, JPMorgan also compared selected financial data of Medicis with similar data for the following selected publicly traded companies:

•	Allergan, Inc.

•	Endo Pharmaceuticals

•	Cephalon, Inc.

•	Shire Pharmaceuticals

•	Biovail Corporation

•	Forest Labs

•	King Pharmaceuticals
      For each company, JPMorgan used estimates of calendar year 2005 results published in publicly available equity analyst research reports. For Medicis, JPMorgan used estimates of calendar year 2005 results. JPMorgan reviewed firm values as a multiple of estimated calendar year 2005 EBITDA. JPMorgan also reviewed calendar year 2005 price earnings multiples based on consensus earnings per share estimates from available research reports. JPMorgan then applied a range of selected multiples of estimated 2005 EBITDA derived from this analysis to corresponding financial data of Medicis in order to derive an implied per share equity reference range for Medicis. This analysis indicated an approximate implied per share equity reference range for Medicis of $32 to $40.
      It should be noted that no company utilized in the analysis above is identical to Medicis.
      JPMorgan calculated the exchange ratio implied by the reference ranges calculated for Medicis and Inamed. This analysis resulted in a range of implied exchange ratios of 1.35x — 2.37x, compared to the exchange ratio implied by the merger of 2.37x.

Selected Transaction Analysis
      Using publicly available information, JPMorgan reviewed the following merger and acquisition transactions involving companies in the specialty pharmaceutical and medical device industry:

Acquiror	Target

• King Pharmaceutical	• Jones Pharmaceutical
• Shire Pharmaceutical	• BioChem Pharma
• Charles River Labs	• Inveresk Research Group
• Advanced Medical Optics	• VISX, Incorporated
• Cardinal Health	• Alaris Medical Systems
• Cooper Companies	• Ocular Sciences
• Sponsor Consortium	• Warner Chilcott
• Fisher Scientific	• Apogent
• Zimmer	• Centerpulse
• Mylan Laboratories	• King Pharmaceuticals
• Abbott Laboratories	• Thera Sense
      JPMorgan calculated a range of multiples of firm or enterprise value to both the latest 12-month revenue and EBITDA implied in these transactions. JPMorgan then applied a range of selected EBITDA multiples for the selected transactions to corresponding EBITDA of Inamed in order to derive an implied per share equity reference range for Inamed. This analysis indicated an approximate implied per share equity reference range for Inamed of $48 to $75.
      It should be noted that no company utilized in the analysis above is identical to Inamed and no transaction is identical to the merger.

Discounted Cash Flow Analysis
      JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for Inamed common stock. JPMorgan reviewed two scenarios, one of which was based upon Inamed management’s long-range plan, which reflected Inamed management’s strategic plan for the fiscal years 2005 through 2010 and additional assumptions from Inamed management for the fiscal years 2011 through 2014. The other scenario was a sensitivity case that was based on a set of more conservative assumptions by Inamed management for the fiscal years 2005 through 2014.
      For both scenarios, JPMorgan considered probabilities of FDA approval of Inamed’s new United States silicone breast products from 0% to 100%. JPMorgan also considered specific risks associated with approval of Inamed’s Reloxin products as indicated by Inamed management. JPMorgan calculated the unlevered free cash flows that Inamed is expected to generate during fiscal years 2005 through 2014 for both scenarios. JPMorgan calculated an implied range of terminal values for Inamed using a range of perpetuity growth rates for free cash flows from 3% to 4%. JPMorgan utilized a discount rate of 17% for calculating a terminal value range for Reloxin products and a range of discount rates from 10% to 11% for calculating a terminal value for the remainder of Inamed. The unlevered free cash flows and the range of terminal values were then discounted to present value using a discount rate of 17% for Reloxin and a range of discount rates of 10% to 11% for the remainder of Inamed, respectively.
      The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Inamed’s cash and total debt as of December 31, 2004. In Inamed’s long-range plan case, this analysis indicated an approximate implied per share equity reference range for Inamed of $77 to $98, $92 to $117, and $106 to $136 based on 0%, 50% and 100% probability of approval for Inamed’s new United States silicone breast products, respectively. In the sensitivity case, this analysis indicated an approximate implied per share equity reference range for Inamed of $54 to $68, $62 to $78, and $70 to $88 based on 0%, 50% and 100% probability of approval for Inamed’s new United States silicone breast products, respectively.
      JPMorgan also conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for Medicis common stock. JPMorgan reviewed two scenarios, one of which was based upon Medicis management’s most likely case, which reflected Medicis management assumptions for the fiscal years 2005 through 2007 and was based on assumptions provided by Inamed management for fiscal years 2008-2014. The other scenario was based on projections by equity research analysts for fiscal years 2005-2007 and on a more conservative set of assumptions for fiscal years 2008-2014 developed based on those projections.
      For both scenarios, JPMorgan calculated the unlevered free cash flows that Medicis is expected to generate during calendar years 2005 through 2014. JPMorgan calculated an implied range of terminal values for Medicis using a range of perpetuity growth rates for free cash flows from 3% to 4% and a range of discount rates from 10% to 11%. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 10% to 11%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Medicis’ cash and debt as of December 31, 2004. This analysis indicated an approximate implied per share equity reference range for Medicis of $41 to $51 in the most likely case and an approximate implied per share equity reference range for Medicis of $37 to $45 in the other scenario.

      Using the implied per share values derived from the discounted cash flow analysis conducted for the Inamed long range plan case at 0%, 50% and 100% probability of approval for new United States silicone breast products relative to the Medicis most-likely case, JPMorgan calculated a range of implied exchange ratios, in each case compared to the proposed exchange ratio of 2.37x:

Implied
Comparison	Exchange Ratio

(0% probability)
Highest estimated valuation of the Inamed common stock to lowest estimated valuation of Medicis common stock	2.42x
Lowest estimated valuation of the Inamed common stock to highest estimated valuation of the Medicis common stock	1.52x
(50% probability)
Highest estimated valuation of the Inamed common stock to lowest estimated valuation of Medicis common stock	2.88x
Lowest estimated valuation of the Inamed common stock to highest estimated valuation of the Medicis common stock	1.80x
(100% probability)
Highest estimated valuation of the Inamed common stock to lowest estimated valuation of Medicis common stock	3.33x
Lowest estimated valuation of the Inamed common stock to highest estimated valuation of the Medicis common stock	2.09x
      Using the implied per share values derived from the discounted cash flow analysis conducted for the Inamed sensitivity case at 0%, 50% and 100% probability of approval for new United States silicone breast products relative to the Medicis street case, JPMorgan calculated a range of implied exchange ratios, in each case compared to the proposed exchange ratio of 2.37x:

	Implied
Comparison	Exchange Ratio

(0% probability)
Highest estimated valuation of the Inamed common stock to lowest estimated valuation of Medicis common stock	1.85	x
Lowest estimated valuation of the Inamed common stock to highest estimated valuation of the Medicis common stock	1.19	x
(50% probability)
Highest estimated valuation of the Inamed common stock to lowest estimated valuation of Medicis common stock	2.13	x
Lowest estimated valuation of the Inamed common stock to highest estimated valuation of the Medicis common stock	1.36	x
(100% probability)
Highest estimated valuation of the Inamed common stock to lowest estimated valuation of Medicis common stock	2.41	x
Lowest estimated valuation of the Inamed common stock to highest estimated valuation of the Medicis common stock	1.53	x
      The summary set forth above does not purport to be a complete description of the analyses or data utilized by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each analysis. Forecasts provided to JPMorgan, which were prepared by Medicis and Inamed management, did not include the expensing of stock options or special charges associated with research and development. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.
      As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise Inamed with respect to the merger on the basis of such experience and its familiarity with Inamed.
      For services rendered in connection with the merger, Inamed has agreed to pay JPMorgan a fee equal to 0.50% of the value of the total merger consideration as of the closing of the merger. Of this amount, Inamed has paid $1.5 million in connection with the delivery by JPMorgan of the fairness opinion. The remaining transaction fee is payable upon completion of the merger. In addition, Inamed has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the federal securities laws.
      In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Medicis or Inamed for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.
Regulatory Approvals Required for the Merger
      The merger is subject to review by the Antitrust Division of the United States Department of Justice, or the Antitrust Division, and the United States Federal Trade Commission, or the FTC, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act. Under the HSR Act, Medicis and Inamed are required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. The notifications required under the HSR Act to the FTC and the Antitrust Division were filed on March 31, 2005 by Medicis and April 5, 2005 by Inamed.
      On May 5, 2005, Medicis and Inamed received from the FTC requests for additional information and documents with respect to the merger. As a result of the requests for additional information and documents, the waiting period under the HSR Act has been extended until no earlier than 11:59 P.M. EST on the 30th day after both Medicis and Inamed have substantially complied with the requests for additional information and documents and Medicis and Inamed have jointly provided the FTC with a notice to commence the thirty-day waiting period, unless that period is terminated earlier by the FTC.
      There can be no assurance that the parties will obtain the required antitrust approvals or obtain the approvals without restrictions or conditions that would be materially adverse to the combined company if the merger is completed. These restrictions and conditions could include the grant of a complete or partial license, divestiture or holding separate of assets or businesses. Under the terms of the merger agreement, Medicis is not required to agree to commit to any divestiture, license or hold separate with respect to any of Medicis’ or Inamed’s material assets businesses, or otherwise take or commit to take any action that materially limits Medicis’ freedom of action with respect to, or its ability to retain, any asset or business of Medicis or Inamed.
      In addition, during at any time before or after completion of the merger, the Antitrust Division, the FTC or any state attorney general could challenge, seek to block or block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Other antitrust competition agencies outside the United States with jurisdiction over the merger could also initiate action to challenge or block the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Medicis and Inamed cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Medicis and Inamed will prevail.

Material United States Federal Income Tax Consequences
      The following discussion summarizes the material United States federal income tax consequences of the merger. This summary is based on the Internal Revenue Code, its legislative history, applicable United States Treasury regulations, judicial authority and administrative rulings and practice, all as of the date of this proxy statement/ prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete discussion of all United States federal income tax consequences of the merger. The discussion below does not address any state, local or foreign tax consequences of the merger and does not address the tax consequences of the merger under United States federal tax law other than income tax law. In addition, this discussion does not address the tax consequences to holders of Inamed common stock who exercise appraisal and/or dissenter’s rights under Delaware law. This discussion may not apply, in whole or in part, to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules, such as:

•	individuals who hold options in respect of Inamed common stock or who have acquired Inamed common stock under a compensatory or other employment-related arrangement;

•	banks, insurance companies or other financial institutions;

•	broker-dealers;

•	tax-exempt organizations;

•	expatriates;

•	persons that have a functional currency other than the United States dollar;

•	persons who are non-United States holders (as defined below);

•	traders in securities that elect to mark-to-market;

•	holders of Inamed common stock who also own, directly or constructively for United States federal income tax purposes, any stock of Medicis (apart from any Medicis common stock that such holders receive in the merger);

•	persons who are S-corporations, partnerships or other pass-through entities;

•	persons who are subject to the alternative minimum tax provisions of the Internal Revenue Code; and

•	persons who hold Inamed common stock as part of a hedge, straddle or conversion transaction.
      The following discussion assumes that Inamed common stock is held as a capital asset at the effective time of the merger. For purposes of this discussion, the term “United States holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any state or the District of Columbia;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.
The term “non-United States holder” means a holder other than a United States holder.
      Inamed stockholders are urged to consult their tax advisors as to the particular tax consequences of the merger to them, including the applicability and effect of any United States federal, state, local or foreign laws, and the effect of possible changes in applicable tax laws.

General
      It is a condition to closing of the merger that Medicis receive an opinion of its counsel, Latham & Watkins LLP, and that Inamed receive an opinion of its counsel, Morrison & Foerster LLP, in each case, dated as of the effective date of the merger, to the effect that for United States federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Neither Medicis nor Inamed may waive such tax opinion closing condition to the merger after the Medicis stockholders and the Inamed stockholders have approved the merger unless further approval is obtained from the Medicis stockholders and the Inamed stockholders with appropriate disclosure. The opinions of counsel will assume (1) that the statements and facts concerning the merger set forth in the merger agreement and described in this proxy statement/ prospectus are true, correct and complete, (2) that the merger will be consummated in the manner contemplated by, and in accordance with the terms set forth in, the merger agreement and described in this proxy statement/ prospectus, and (3) certain customary factual assumptions. In addition, the tax opinions will be based on the law in effect on the date of the opinions and on representations made in representation letters provided by Medicis and Inamed substantially in the forms attached to the merger agreement as exhibits, all of which must continue to be true and accurate in all respects as of the effective time of the merger. If any of these assumptions or representations is inaccurate, the tax consequences of the merger could differ from those described here. The opinions of counsel to be delivered in connection with the merger represent the best legal judgment of counsel to Medicis and counsel to Inamed and are not binding on the Internal Revenue Service or the courts. Neither Medicis nor Inamed has requested nor will request a ruling from the Internal Revenue Service as to the tax consequences of the merger, and there can be no assurance that the Internal Revenue Service will agree with the conclusions in the above-described opinions or in the discussion below.

Tax Consequences of the Merger
      Assuming the merger qualifies for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Internal Revenue Code and subject to the qualifications and assumptions described herein:

•	neither Medicis nor Inamed will recognize gain or loss as a result of the merger;

•	Medicis stockholders will not recognize any gain or loss for federal income tax purposes as a result of the merger;

•	an Inamed stockholder will recognize gain (but not loss) with respect to its shares of Inamed common stock in an amount equal to the lesser of (i) any gain realized with respect to such stock or (ii) the amount of cash received with respect to such stock (other than any cash received instead of a fractional share of Medicis common stock). A holder’s gain realized will equal the difference between the fair market value of the Medicis common stock and cash received and such holder’s tax basis in the Inamed common stock surrendered. Any such gain recognized will be a capital gain;

•	an Inamed stockholder’s aggregate tax basis for the shares of Medicis common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of Inamed common stock surrendered upon completion of the merger, increased by any gain recognized by such holder in the merger (other than gain resulting from the receipt of cash instead of a fractional share of Medicis common stock) and reduced by the amount of any cash received in the merger (other than any cash received instead of a fractional share of Medicis common stock);

•	an Inamed stockholder’s holding period for the shares of Medicis common stock received in the merger (including any fractional share interest for which cash is received) will include the period during which the shares of Inamed common stock surrendered in the merger were held; and

•	an Inamed stockholder who receives cash instead of a fractional share of Medicis common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s adjusted tax basis allocable to such fractional share.
      Capital gains or losses recognized in the merger as described above generally will constitute long-term capital gain or loss if the Inamed stockholder’s holding period in the Inamed common stock surrendered in the merger is more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations.

Backup Withholding; Information Reporting
      An Inamed stockholder may be subject to “backup withholding” for United States federal income tax purposes on any cash received in the merger, including cash received instead of a fractional share of Medicis common stock, unless certain requirements are met. Payments will not be subject to backup withholding if the stockholder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (2) provides Medicis or the third-party paying agent, as appropriate, with the holder’s correct taxpayer identification number and completes a form in which the holder certifies that the holder is not subject to backup withholding. The taxpayer identification number of an individual is his or her Social Security number. Any amount paid as backup withholding will be credited against the holder’s United States federal income liability provided the holder furnishes the required information to the Internal Revenue Service. Holders must also comply with the information reporting requirements of the Treasury regulations under the tax-free reorganization provisions of the Internal Revenue Code. Appropriate documentation for the foregoing purposes will be provided to holders by the exchange agent.
      Tax matters are very complicated, and the tax consequences of the merger to a particular Inamed stockholder will depend on that stockholder’s own tax situation. Inamed stockholders are encouraged to consult their tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.
Accounting Treatment
      In accordance with accounting principles generally accepted in the United States, Medicis will account for the merger as a business combination. Upon the completion of the merger, Medicis will record the cash consideration, the market value of its common stock issued (based on an average of the closing prices of Medicis common stock for a range of trading days from two days before and after March 21, 2005, the announcement date) in the merger, the fair value of Inamed’s outstanding debt at the time of the merger, the fair value of Medicis options issued in exchange for options to purchase shares of Inamed common stock outstanding at the effective time of the merger and the amount of direct transaction costs associated with the merger, as the estimated purchase price of acquiring Inamed. Medicis will allocate the estimated purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the effective time of the merger. Any excess of the estimated purchase price over the fair value of net assets acquired will be accounted for as goodwill.
      In accordance with the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill resulting from the business combination will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that Medicis management determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.
Listing of Medicis Common Stock
      Medicis will use all reasonable efforts to cause the shares of Medicis common stock to be issued in connection with the merger to be approved for listing on the NYSE upon the completion of the merger.
Appraisal Rights
      Under Delaware law, holders of Medicis common stock are not entitled to appraisal rights in connection with the issuance of Medicis common stock in the merger.

      Holders of shares of Inamed common stock who do not vote in favor of adopting the merger agreement and approving the merger and properly demand appraisal of their shares will be entitled to appraisal rights pursuant to the merger agreement under Section 262 of the DGCL, which is referred to as Section 262.
      The following discussion is not a complete discussion of the law pertaining to appraisal rights under Section 262 and is qualified in its entirety by the full text of Section 262 which is attached to this joint proxy statement/ prospectus as Annex F. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that Inamed stockholders exercise their right to seek appraisal under Section 262 of the DGCL. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of Inamed common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Inamed common stock held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.
      Under Section 262, persons who hold shares of Inamed common stock who do not vote in favor of adoption of the merger agreement and approval of the merger and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court.
      Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the approval of the merger agreement and the merger by Inamed stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This joint proxy statement/ prospectus shall constitute the notice, and the full text of Section 262 is attached to this joint proxy statement/ prospectus as Annex F. Any holder of Inamed common stock who wishes to exercise appraisal rights or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex F carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Inamed stockholders who are considering exercising such rights are urged to seek the advice of legal counsel.
      Any Inamed stockholder wishing to exercise appraisal rights under Section 262 must:

•	deliver to Inamed, before the vote on the adoption of the merger agreement and approval of the merger at the Inamed special meeting, a written demand for the appraisal of the stockholder’s shares;

•	not vote its shares of common stock in favor of adoption of the merger agreement and approval of the merger; and

•	hold of record the shares of Inamed common stock on the date the written demand for appraisal is made and continue to hold the shares of record through the effective time of the merger.
      The holder must not vote in favor of the adoption of the merger agreement and approval of the merger. A proxy that is signed and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement and approval of the transaction, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the adoption of the merger agreement and approval of the transaction or abstain from voting on the merger agreement. Neither voting against the adoption of the merger agreement and approval of the transaction (in person or by proxy), nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement and approve the transaction will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262.
      The written demand for appraisal must be in addition to and separate from any proxy or vote. The demand must reasonably inform Inamed of the identity of the holder as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement and approval of the merger at the Inamed special meeting will constitute a waiver of appraisal rights.
      Only a holder of record of shares of Inamed common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of Inamed common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s mailing address and the number of shares registered in the holder’s name, and must state that the person intends to demand appraisal of the holder’s shares pursuant to the merger agreement. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record. However, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners. In such case, however, the written demand should set forth the number of shares as to which appraisal is sought. If no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Inamed common stock held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.
      All written demands for appraisal pursuant to Section 262 should be sent or delivered to Inamed Corporation, 5540 Ekwill Street, Santa Barbara, California 93111, Attention: Joseph A. Newcomb, Esq., Corporate Secretary.
      Within ten days after the effective time of the merger, Masterpiece Acquisition Corp., or its successor in interest, which we refer to generally as the surviving corporation, must notify each holder of Inamed common stock who has complied with Section 262 and who has not voted in favor of the adoption of the merger agreement and approval of the merger that the merger has become effective. Within 120 days after the effective time of the merger, but not thereafter, the surviving corporation or any holder of Inamed common stock who has complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Inamed common stock. The surviving corporation is under no obligation to and has no present intention to file a petition. Accordingly, it is the obligation of the holders of Inamed common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Inamed common stock within the time prescribed in Section 262.
      Within 120 days after the effective time of the merger, any holder of Inamed common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Inamed common stock not voted in favor of the approval of the merger agreement and the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.
      If a petition for an appraisal is timely filed by a holder of shares of Inamed common stock and a copy is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation on the certificates of the pending appraisal proceeding. If any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.
      After determining the holders of Inamed common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. You should not expect the surviving corporation to offer more than the applicable merger consideration to any stockholder exercising appraisal rights and Medicis reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Inamed common stock is less than the applicable merger consideration.
      Although Inamed believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of common stock of Inamed have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease.
      In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of the company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise, and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc. the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
      The costs of the action may be determined by the Court and levied upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.
      Any holder of shares of Inamed common stock who has demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the shares subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of Inamed common stock as of a record date prior to the effective time of the merger.
      Any Inamed stockholder may withdraw its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.
      If any stockholder who demands appraisal of shares of Inamed common stock under Section 262 fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of Inamed common stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration. A stockholder will fail to perfect, or effectively lose or withdraw, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration, except that any attempt to withdraw made more than 60 days after the effective time of the merger will require the written approval of the surviving corporation and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.
      Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of these rights. Consequently, any stockholder willing to exercise appraisal rights is urged to consult with legal counsel prior to attempting to exercise such rights.
Delisting and Deregistration of Inamed Common Stock
      If the merger is completed, Inamed common stock will be delisted from NASDAQ and deregistered under the Exchange Act, and Inamed will no longer file periodic reports with the SEC.
Restrictions on Sales of Shares of Medicis Common Stock Received in the Merger
      The shares of Medicis common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares of Medicis common stock issued to any person who is deemed to be an “affiliate” of Inamed under the Securities Act prior to the merger. Persons who may be deemed to be “affiliates” of Inamed prior to the merger include individuals or entities that control, are controlled by, or are under common control with, Inamed prior to the merger, and may include officers and directors, as well as significant stockholders of Inamed prior to the merger. Affiliates of Inamed prior to the merger may not sell any of the shares of Medicis common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.
      Medicis’ registration statement on Form S-4, of which this joint proxy statement/ prospectus is a part, does not cover the resale of shares of Medicis common stock to be received by affiliates of Inamed in the merger.
Interests of Medicis’ and Inamed’s Directors and Executive Officers in the Merger

Medicis
      In considering the recommendation of the Medicis board of directors that the Medicis stockholders vote in favor of adoption of the merger agreement and approval of the merger, Medicis stockholders should be aware that some of Medicis’ executive officers and directors may have interests in the merger that may be different from, or in addition to, their interests as stockholders of Medicis. These interests relate to or arise from, among other things:

•	severance benefits to which Richard J. Havens, Mark A. Prygocki, Sr. and Mitchell S. Wortzman would become entitled under the Amended and Restated Executive Retention Plan upon a qualifying termination of employment with Medicis following the merger; and

•	the right of each of the executive officers, in exchange for waiving his right to receive the accelerated vesting of his stock options and restricted stock awards upon stockholder approval of the merger, to receive a lump sum cash payment equal to $50,000, payable upon the closing of the merger, and the accelerated vesting of certain stock option and restricted stock awards upon a qualifying termination of his employment following the merger.
      These interests are described below, and except as described below, those persons have, to the knowledge of Medicis, no material interest in the merger apart from those of Medicis stockholders generally. The Medicis board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Amended and Restated Executive Retention Plan
      The executive officers (other than Mr. Shacknai) and certain other officers of Medicis are participants in the Amended and Restated Executive Retention Plan. Under this plan, participants only receive benefits if there is a change in control, such as the merger, and their employment is terminated under any of the following circumstances:

•	the participant’s employment is terminated by Medicis without cause (as described below), or by the participant for good reason (as described below), not later than 24 months following the change in control;

•	the participant’s employment is terminated due to his or her death or “disability” not later than 12 months following the change in control; or

•	the participant’s employment is terminated by Medicis without cause (as described below) prior to the change in control and the participant demonstrates that such termination was at the request of a third party in connection with the change in control.
      For these purposes, the term “cause” means the participant’s (i) willful and continued failure to substantially perform the duties of Medicis (other than a failure resulting from the participant’s disability), (ii) willful engagement in conduct which is demonstrably injurious to Medicis or any subsidiary, monetarily or otherwise, (iii) commission of a felony, or (iv) significant violation of any statutory or common law duty of loyalty to Medicis. A participant will have “good reason” to terminate employment with Medicis if: (a) the participant’s duties, responsibilities or authority are materially reduced or diminished without the participant’s prior written consent, (b) the participant’s compensation or benefits are reduced from the compensation and benefits which exist for the participant on the effective date of the change in control (other than ordinary course diminutions in potential bonuses based on poor performance), (c) Medicis reduces the potential earnings of the participant under any performance-based bonus or incentive plan in effect immediately prior to the effective date of a change in control which is disproportionate as compared to other executives employed by Medicis, (d) Medicis amends or terminates any performance-based bonus or incentive plan in effect immediately prior to the effective date of a change in control, or (e) Medicis requires the participant’s principal place of employment to be greater than 25 miles from the participant’s principal place of employment on the date of the change in control.
      In the event of a qualifying termination of an executive officer’s employment, he will be entitled to receive the following:

•	an amount equal to 200% of the sum of (A) the participant’s base salary for the 12-month period preceding his or her termination of employment, plus (B) the participant’s highest annual bonus for any year during the last three fiscal years preceding the participant’s termination of employment;

•	medical, health, life, and/or disability insurance benefits for a period of two years, provided that continued participation is permissible under such plans and programs or, at the option of the participant, a cash payment in lieu of and equivalent to such insurance benefits;

•	reimbursement for all legal fees and expenses incurred by the participant in contesting or disputing his or her termination or in seeking to obtain or enforce any right or benefit provided by his or her employment agreement, unless the participant’s claim is determined to be frivolous or without merit;

•	the continued benefit for a period of two years of all active and retired employee benefit plans and programs or arrangements in which the participant was entitled to participate immediately prior to the change in control, provided that continued participation is possible under such plans and programs;

•	a lump sum cash payment at the participant’s normal retirement age (or earlier retirement age should he or she so elect), in an amount equal to the value of the retirement pension to which the participant would have been entitled under Medicis’ pension plan, excess benefit plan and supplemental retirement plan, if any, if the participant’s employment had continued for an additional period of two years determined as of the participant’s normal retirement age (or earlier retirement age, should he or she elect) reduced by the present value of the participant’s actual benefits under such plans;

•	the gross-up of payments subject to excise taxes under the Internal Revenue Code as “parachute payments” so that the participant receives the same amount he would have received had there been no applicable excise taxes; and

•	the termination of any provision in any stock option agreements with the participant giving Medicis the right to the return of profits from the participant’s exercise of options during the 3-year period preceding his or her termination of employment.
      The consummation of the merger will constitute a change in control for purposes of the Amended and Restated Executive Retention Plan. Following the consummation of the merger, any qualifying termination of Richard J. Havens, Mark A. Prygocki, Sr. or Mitchell S. Wortzman will result in that individual being eligible to receive the severance benefits described above. Set forth below is an estimate of the value of the severance benefits payable under the plan to each participating executive officer, assuming a qualifying termination of employment as of September 30, 2005 and excluding the amount of any tax gross-up payment, the amount of any legal fees, and the value of the termination of any stock option provisions requiring the return of profits from the exercise of stock options. This amount is in addition to the values shown in the tables below regarding the accelerated vesting of stock options and restricted stock.

Estimated Value of
Name	Severance Benefits

Richard J. Havens	$1,513,305
Mark A. Prygocki, Sr.	$1,659,805
Mitchell S. Wortzman	$1,249,705

Employment Agreement of Jonah Shacknai
      Pursuant to the terms of the amended employment agreement between Jonah Shacknai, Medicis’ Chairman and Chief Executive Officer, and Medicis, Mr. Shacknai will be entitled to receive certain severance benefits in the event of his termination of employment without cause or for good reason, regardless of whether or not the merger occurs. However, in the event there is a change in control of Medicis (such as the merger) and Mr. Shacknai is not appointed as Chairman and Chief Executive Officer of the surviving entity (or to such other position as may be acceptable to Mr. Shacknai), Mr. Shacknai would be entitled to receive additional severance benefits upon such termination. Since Mr. Shacknai is expected to continue to serve as Chairman and Chief Executive Officer of Medicis, as the surviving entity, he will not be entitled to receive the additional benefits as a result of the merger.

Consideration in Lieu of Option and Restricted Stock Acceleration
      In accordance with the terms of Medicis’ equity compensation plans and agreements, all participants (including all of Medicis’ executive officers and directors) will receive accelerated and full vesting of outstanding options and restricted stock awards in the event the Medicis stockholders approve the merger. Each of the executive officers, however, have agreed to waive his right to receive the accelerated vesting of his stock options and restricted stock awards upon stockholder approval of the merger in exchange for a lump sum cash payment equal to $50,000, payable upon the closing of the merger, and the right to accelerated vesting of certain stock options and restricted stock awards upon his subsequent dismissal or discharge by Medicis without “cause” or his voluntary resignation for “good reason” during the 24-month period following the merger. For these purposes, the terms “cause” and “good reason” are substantially the same as the definitions in the Amended and Restated Executive Retention Plan (as described above).
      The following table shows the total number of unvested Medicis option shares and restricted stock awards held as of September 30, 2005 by each executive officer that would have become fully vested upon stockholder approval of the merger if not for the executive’s agreement to waive such acceleration. The options have exercise prices ranging between $18.33 and $38.45 per share. The intrinsic value of the unvested options is based on the difference between $32.56 (the closing price of Medicis common stock on September 30, 2005, as reported on the New York Stock Exchange) and the actual exercise price of the executive officer’s unvested options. The value of the restricted stock is based on $32.56 per share (the closing price of Medicis common stock on September 30, 2005, as reported on the New York Stock Exchange).

			Total Number of
	Total Number of	Intrinsic Value of	Unvested Medicis	Value of
	Unvested Medicis	Unvested Option	Restricted Shares	Restricted
Name	Option Shares	Shares Accelerating	Held	Shares

Jonah Shacknai	280,000	$313,599	10,000	$325,600
Richard J. Havens	163,800	$813,267	10,000	$325,600
Mark A. Prygocki, Sr.	218,402	$1,084,389	10,000	$325,600
Mitchell S. Wortzman	163,800	$813,267	10,000	$325,600

Unvested Non-Employee Director Stock Options
      As of September 30, 2005, Medicis’ non-employee directors hold unvested options to purchase an aggregate of 105,000 shares of Medicis common stock. None of the unvested Medicis option shares held by the non-employee directors will accelerate and become vested in connection with the merger. However, assuming that each non-employee director remains in service with Medicis, all of such unvested Medicis option shares will vest in full on September 30, 2006 pursuant to their terms, irrespective of the merger.

Inamed
      In considering the recommendation of the Inamed board of directors that the Inamed stockholders vote in favor of adoption of the merger agreement and approval of the merger, Inamed stockholders should be aware that some of Inamed’s executive officers and directors may have interests in the merger that may be different from, or in addition to, their interests as stockholders of Inamed. The interests relate to or arise from, among other things:

•	the retention of certain Inamed officers and directors as officers or directors of the combined company after the completion of the merger;

•	severance benefits to which Nicholas L. Teti, Declan Daly, Joseph A. Newcomb, Vicente Trelles, Robert S. Vaters, Patricia S. Walker and Hani Zeini would become entitled under individual employment agreements or change in control agreements upon a qualifying termination of employment with Medicis following stockholder approval of the merger;

•	the acceleration of vesting for certain stock options and restricted stock awards; and

•	the continued indemnification of directors and officers of Inamed pursuant to the merger agreement and providing these individuals with directors’ and officers’ insurance.
      These interests are described below, and except as described below, those persons have, to the knowledge of Inamed, no material interest in the merger apart from those of Inamed stockholders generally. The Inamed board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Post-Merger Board Membership
      The merger agreement provides that, at the effective time of the merger, Mitchell S. Rosenthal, M.D., Nicholas L. Teti, Joy A. Amundson and Terry E. Vandewarker, each of whom is a current member of the Inamed board of directors, will be appointed to the combined company’s board of directors. It is anticipated that Dr. Rosenthal will be placed in a director class with a term expiring in 2005, Ms. Amundson and Mr. Vandewarker will be placed in a director class with a term expiring in 2006 and Mr. Teti will appointed Vice Chairman and will be placed in a director class with a term expiring in 2007. The merger agreement also provides that, at the effective time of the merger, Mr. Vandewarker and Ms. Amundson will be appointed to the audit committee of the combined company’s board of directors along with two current members of the Medicis board of directors.

Post-Merger Employment of Declan Daly
      The merger agreement provides that Declan Daly will be employed in a senior accounting position in the combined company’s finance department at the effective time of the merger and will report directly to, and have responsibility and authority in the combined company’s finance department second only to, the combined company’s Chief Financial Officer. In the event that Mr. Daly does not accept such employment upon the effective time of the merger, then Inamed will propose a qualified replacement for designation to the position ascribed for Mr. Daly, and Medicis shall consider such replacement in good faith. If Medicis rejects the proposed replacement, Inamed shall be entitled to propose at least two additional candidates for consideration in good faith by Medicis for such position.

Employment/Change in Control Agreements of Inamed’s Executive Officers
      The following is a description of Inamed’s employment agreements and change in control agreements for Inamed’s executive officers. As discussed below, each agreement entitles the executive officer to certain rights in the event of the executive’s termination without cause by Inamed or by the combined company, or for good reason by the executive, upon a “change in control” or within a specified period of time following a “change in control.” For purposes of these agreements, a “change in control” will occur if Inamed stockholders vote to approve the merger. Except as set forth below, “cause” is generally defined in each agreement to mean that the executive has: (a) been convicted of certain crimes, (b) engaged in conduct which is materially injurious to Inamed, (c) failed to perform his or her respective duties as an executive officer of Inamed, (except that Mr. Zeini’s employment agreement does not contain this sub-clause (c)) or (d) engaged in gross negligence or willful misconduct resulting in material harm to Inamed.
      Except as set forth below, “good reason” is generally defined in each agreement to mean that the executive: (a) is excluded from participation in any employee benefit plan offered to other similarly ranked executives or his or her benefits under such plans are materially reduced, (b) is asked to relocate to a location other than one in Santa Barbara County, California (or, in the case of Messrs. Newcomb and Trelles, Ventura County, California), (c) is not reimbursed for his or her business expenses in accordance with Inamed’s policy regarding reimbursements or (d) the executive’s job responsibilities materially change (except that (i) with respect to Mr. Zeini this sub-clause (d) instead states “the executive’s base salary is decreased” and (ii) Mr. Trelles’ employment agreement does not contain this sub-clause (d)).
      In addition to the severance payments and other benefits described below, each of the employment or change in control agreements also provides for the immediate vesting of all stock options held by the executive in the event of a change of control, except that Mr. Teti’s employment agreement provides that at a minimum all stock options held by Mr. Teti will vest immediately pro-rata based on the number of months Mr. Teti has worked for Inamed from the date of grant as a percentage of the total number of months otherwise required for complete vesting and Mr. Daly’s employment agreement does not address vesting of stock options or restricted stock upon a change in control. However, according to the terms of the merger agreement, as described below, all stock options granted on or before March 20, 2005 which remain outstanding upon completion of the merger (including all such stock options held by the Inamed executive officers), and all shares of Inamed restricted stock approved on or before March 20, 2005 which have not been repurchased by Inamed (or forfeited to Inamed) prior to the completion of the merger (including all such shares of Inamed restricted stock held by the Inamed executive officers), will immediately vest in full upon the consummation of the merger.

Employment Agreement of Nicholas L. Teti
      In October 2004, Inamed entered into an amended and restated employment agreement with Nicholas L. Teti, its President, Chief Executive Officer and Chairman. Mr. Teti’s employment agreement provides that he will be entitled to the following if his employment is terminated without cause by Inamed or the combined company, or by Mr. Teti for good reason, within twelve months following stockholder approval of the merger: (1) pro-rated payment of his base salary through the date of his termination, (2) payment of an amount equal to the greater of (x) three times his base salary at the time the Inamed stockholders approve the merger or (y) three times his base salary at the time of his termination, (3) payment of any annual bonus awarded but not yet paid, (4) reimbursement of expenses incurred but not paid prior to his termination, and (5) continued participation in medical, dental and life insurance plans until the earlier of (a) the expiration of the 24-month period following Mr. Teti’s termination of employment or (b) the date Mr. Teti becomes eligible for equivalent benefits elsewhere. Mr. Teti’s employment agreement defines “good reason” to include, in addition to the above description, situations in which: (a) Mr. Teti’s title as Chief Executive Officer is changed, (b) Mr. Teti ceases to be Chairman of Inamed’s (or any of its successor’s) Board of Directors, (c) Mr. Teti’s base salary is decreased or (d) Inamed fails to obtain a written agreement from any successor of Inamed to assume the obligations under Mr. Teti’s employment agreement upon a change in control.

Employment Agreement of Declan Daly
      In October 1998, Inamed entered into an employment agreement with Declan Daly, its Executive Vice President and Chief Financial Officer, which was amended in November 1999. Under this agreement, in the event that Mr. Daly’s employment is terminated, he will be entitled to payment of an amount equal to eighteen months of his gross remuneration (i.e. base salary and all perquisites) at the rate applicable at the date of termination. The merger agreement provides that Mr. Daly will be employed in a senior accounting position in the combined company’s finance department at the effective time of the merger and will report directly to, and have responsibility and authority in the combined company’s finance department second only to, the combined company’s Chief Financial Officer. In the event that Mr. Daly does not accept such employment upon the effective time of the merger, then Inamed will propose a qualified replacement for designation to the position ascribed for Mr. Daly, and Medicis shall consider such replacement in good faith. If Medicis rejects the proposed replacement, Inamed shall be entitled to propose at least two additional candidates for consideration in good faith by Medicis for such position.

Employment Agreement of Joseph A. Newcomb
      In August 2003, Inamed entered into an employment agreement with Joseph A. Newcomb, its Executive Vice President, General Counsel and Secretary. Under this agreement, Mr. Newcomb will be entitled to the following if his employment is terminated without cause by Inamed or the combined company, or by Mr. Newcomb for good reason, within twelve months following stockholder approval of the merger: (a) pro-rated payment of his base salary through the date of his termination, (b) payment of an amount equal to the greater of (i) two times his base salary at the time the Inamed stockholders approve the merger or (ii) two times his base salary at the time of his termination, (c) payment of any annual bonus awarded but not yet paid, (d) reimbursement of expenses incurred but not paid prior to his termination, and (e) continued participation in medical, dental and life insurance plans for the earlier of 18 months or until Mr. Newcomb is eligible for equivalent benefits elsewhere.

Employment Agreement of Vicente Trelles
      Effective January 2003, Inamed entered into an employment agreement with Vicente Trelles, its Executive Vice President and Chief Operations Officer. Under this agreement, Mr. Trelles will be entitled to the following if his employment is terminated without cause by Inamed or the combined company, or by Mr. Trelles for good reason, within twelve months following stockholder approval of the merger: (a) pro-rated payment of his base salary through the date of his termination, (b) payment of an amount equal to the greater of (i) two times his base salary at the time the Inamed stockholders approve the merger or (ii) two times his base salary at the time of his termination, (c) payment of any annual bonus awarded but not yet paid, (d) reimbursement of expenses incurred but not paid prior to his termination, and (e) continued participation in medical, dental and life insurance plans for the earlier of 9 months or until Mr. Trelles is eligible for equivalent benefits elsewhere.

Employment Agreement of Robert S. Vaters
      In January 2003, Inamed entered into an employment agreement with Robert S. Vaters, Executive Vice President, Strategy and Corporate Development. Under this agreement, Mr. Vaters will be entitled to the following if his employment is terminated without cause by Inamed or the combined company, or by Mr. Vaters for good reason, within twelve months following stockholder approval of the merger: (a) pro-rated payment of his base salary through the date of his termination, (b) payment of an amount equal to the greater of (i) two times his base salary at the time the Inamed stockholders approve the merger or (ii) two times his base salary at the time of his termination, (c) payment of any annual bonus awarded but not yet paid, (d) reimbursement of expenses incurred but not paid prior to his termination, and (e) continued participation in medical, dental and life insurance plans for the earlier of 18 months or until Mr. Vaters is eligible for equivalent benefits elsewhere.

Change in Control Agreement of Patricia S. Walker
      In January 2005, Inamed entered into a change in control agreement with Patricia S. Walker, its Executive Vice President, Clinical and Regulatory Affairs and Chief Scientific Officer. Under this agreement, Dr. Walker will be entitled to the following if her employment is terminated without cause by Inamed or the combined company within twelve months following stockholder approval of the merger: (a) pro-rated payment of her base salary through the date of her termination, (b) payment of an amount equal to the greater of (i) one times her base salary at the time the Inamed stockholders approve the merger, or (ii) one times her base salary at the time of her termination, (c) payment of any annual bonus awarded but not yet paid, (d) reimbursement of expenses incurred but not paid prior to her termination, and (e) continued participation in medical, dental and life insurance plans for the earlier of 12 months or until Dr. Walker is eligible for equivalent benefits elsewhere.

Change in Control Agreement of Hani Zeini
      In April 2002, Inamed entered into a change in control agreement with Hani Zeini, its Executive Vice President, The Americas and Asia Pacific, Inamed Aesthetics. Under this agreement, Mr. Zeini will be entitled to the following if his employment is terminated without cause by Inamed or the combined company, or by Mr. Zeini for good reason, within twelve months following stockholder approval of the merger: (a) pro-rated payment of his base salary through the date of his termination, (b) payment of an amount equal to the greater of (i) two times his base salary at the time the Inamed stockholders approve the merger or (ii) two times his base salary at the time of his termination, (c) payment of any annual bonus awarded but not yet paid, (d) reimbursement of expenses incurred but not paid prior to his termination, and (e) continued participation in medical, dental and life insurance plans for the earlier of 18 months or until Mr. Zeini is eligible for equivalent benefits elsewhere.

      Inamed stockholder approval of the merger will constitute a change in control for purposes of the employment agreements and change in control agreements described above. Following Inamed stockholder approval of the merger, any qualifying termination of Messrs. Teti, Daly, Newcomb, Trelles, Vaters or Zeini or Dr. Walker will result in that individual being eligible to receive the severance benefits described above. Set forth below is an estimate of the value of the severance benefits payable to each executive officer, assuming a qualifying termination of employment as of September 30, 2005. This amount does not reflect the value of any executive’s continued participation in medical, dental and/or life insurance plans and is in addition to the values shown in the tables below regarding the accelerated vesting of stock options and restricted stock.

Estimated Value of
Name	Severance Benefits

Nicholas L. Teti	$1,622,415
Declan Daly	$452,400
Joseph A. Newcomb	$655,200
Vicente Trelles	$640,000
Robert S. Vaters	$624,000
Patricia S. Walker	$325,000
Hani Zeini	$687,960

Accelerated Vesting of Certain Inamed Stock Options and Restricted Stock Awards
      Pursuant to the terms of the merger agreement, all stock options to acquire Inamed common stock granted on or before March 20, 2005, including all such stock options held by directors and executive officers of Inamed, that remain outstanding upon the completion of the merger will automatically become vested and exercisable in full at such time. The merger agreement also provides that options granted under Inamed’s Non-Employee Director’s Stock Option Plan, 1998 Stock Option Plan, 2004 Performance Stock Option Plan, as well as one outstanding non-plan stock option grant held by Nicholas Teti will be assumed by the combined company and converted into options to purchase shares of the combined company’s common stock. In addition, options outstanding under Inamed’s 1999 Stock Option Plan and 2000 Stock Option Plan will be assumed by the combined company and converted into options to purchase the aggregate amount of merger consideration the optionee would have been entitled to receive in connection with the merger if he or she exercised such option in full, whether or not exercisable, immediately prior to the effective time of the merger and received the merger consideration in exchange for the Inamed shares purchased (see “The Merger Agreement — Inamed Equity Awards and Benefit Plans” on page 122 for more information).
      All shares of restricted Inamed common stock approved on or before March 20, 2005 that remain outstanding but unvested upon completion of the merger, including all such shares of restricted stock held by Inamed executive officers, will become fully vested at such time. In the merger, these shares will be treated in the same manner as other shares of Inamed common stock (see “The Merger Agreement — Merger Consideration” on page 108 for more information).

      The following table shows the total number of unvested Inamed option shares and shares of Inamed restricted stock held as of September 30, 2005 by each executive officer and director that are expected to accelerate and become fully vested in connection with the merger. The options have exercise prices ranging between $18.17 and $67.35 per share. The intrinsic value of the unvested options is based on the difference between $75.68 (the closing price of Inamed common stock on September 30, 2005, as reported by NASDAQ) and the actual exercise price of the executive individual’s unvested options. The value of the restricted stock is based on $75.68 per share (the closing price of Inamed common stock on September 30, 2005, as reported by NASDAQ.

			Total Number of
	Total Number of	Intrinsic Value of	Unvested Inamed	Value of
	Unvested Inamed	Unvested Option	Restricted Shares	Restricted
Name	Option Shares	Shares Accelerating	Held	Shares

Nicholas L. Teti	0	$0	65,000	$4,919,200
Declan Daly	19,500	$670,617	32,600	$2,467,168
Joseph A. Newcomb	0	$0	26,650	$2,016,872
Vicente Trelles	0	$0	30,400	$2,300,672
Robert S. Vaters	0	$0	18,750	$1,419,000
Patricia S. Walker, M.D., Ph.D.	66,667	$1,790,676	0	$0
Hani M. Zeini	0	$0	30,400	$2,300,672
Joy A. Amundson	7,500	$62,475	0	$0
Malcolm R. Currie, Ph.D.	7,500	$103,350	0	$0
John C. Miles II	7,500	$0	0	$0
Mitchell S. Rosenthal, M.D.	7,500	$103,350	0	$0
Terry E. Vandewarker	7,500	$62,475	0	$0

Indemnification of Inamed Directors and Officers
      The merger agreement provides that, for a period of six years following the completion of the merger, Medicis will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Inamed with respect to claims arising from or related to facts or events which occurred at or before the effective time of the merger, although Medicis may substitute policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous (see “The Merger Agreement — Directors’ and Officers’ Indemnification” on page 124 for more information).
Letter Agreement with Q-Med AB
      In connection with the proposed merger, on March 20, 2005, Medicis executed a letter agreement with Q-Med AB and Inamed, dated as of March 18, 2005. The letter provides for the following, among other matters:

•	Q-Med AB will have no right to enforce the non-competition provisions embodied in Section 7.4(b) of the Supply Agreement, dated March 7, 2003, between Medicis and Q-Med AB for a period of 24 months following the closing of Medicis’ merger with Inamed pursuant to the merger agreement;

•	Q-Med AB will have no right to enforce the diligence obligations embodied in Section 3.1 of the Amended and Restated License Agreement, dated March 6, 2003, between Q-Med AB and HA North American Sales AB for a period of 24 months following the closing of the merger;

•	Medicis and Q-Med AB will work diligently to reach a comprehensive agreement, within six months of the closing of the merger, regarding certain business opportunities;

•	If the comprehensive agreement referenced above is not executed within six months of the closing of the merger, Medicis will pay a specified royalty on net revenues of products acquired from Inamed as a result of the merger that compete with Q-Med AB products outside Canada and the United States, until the competing products are divested or discontinued;

•	Within five business days of the execution of the merger agreement, the parties will file motions to dismiss with prejudice (i) the investigation pending in the United States International Trade Commission, captioned as In re Certain Injectable Implant Compositions, Inv. No. 337-TA-515, between Inamed, as complainant, and Q-Med AB and Medicis, as respondents, and (ii) the litigation pending in the United States District Court for the Southern District of California, captioned as Inamed Corp. v. Q-Med AB, et al, No. 3:04-CV-1064, between Inamed, as plaintiff, and Q-Med AB and Medicis, as defendants. Each party will take all appropriate actions to ensure that such matters are dismissed within 30 days after filing such motions. On April 18, 2005 and March 25, 2005, respectively, the investigation in the United States International Trade Commission and the litigation pending in the United States District Court for the Southern District of California described in the preceding paragraph were dismissed; and

•	If the merger agreement is terminated for any reason that would give rise to Medicis’ obligation to pay Inamed the $10 million expense fee or the $70 million termination fee pursuant to Section 5.10(c) of the merger agreement, Medicis will pay to Inamed $16.5 million in consideration for Inamed’s agreement to dismiss the litigation matters discussed above.

Senior Secured Financing Commitment Letter with Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc.
      In connection with the proposed merger, on March 20, 2005, Medicis entered into a Senior Secured Financing Commitment Letter with Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc. Subject to the terms and conditions of the letter, Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc. have committed to provide $650 million of senior secured financing to Medicis. The financing commitment letter provides that the committed financing would mature in seven years and bear interest at an adjustable rate. The indebtedness would be guaranteed by Medicis’ domestic subsidiaries and secured by all assets and stock owned by Medicis and its domestic subsidiaries. The financing commitment letter includes customary conditions to funding, including, without limitation, no material adverse change to the market for credit facilities similar in nature to the facility contemplated by the letter that has had a material adverse effect on syndication, the absence of a material adverse effect on Inamed, certain ratings requirements, the accuracy of representations and warranties of the parties, the absence of a material adverse effect on Inamed relating to the SEC’s investigation of Inamed as disclosed in Inamed’s Annual Report on Form 10-K for the year ended December 31, 2004, and that Masterpiece Acquisition Corp. shall have received at least $450 million of cash from Medicis.
      The description of the financing commitment letter contained above is based upon the terms set forth in such letter, which terms are subject to negotiation and execution of the definitive credit agreements satisfactory to Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Medicis. As a result, the final terms of the definitive credit agreements may vary from those described above. The financing commitment letter expires at the earlier of (a) January 31, 2006, unless on or prior to such date the transaction has been consummated and the borrowing has occurred, (b) the date of the termination of the merger agreement (other than with respect to ongoing indemnities, confidentiality provisions and similar provisions) and (c) the issuance of any securities pursuant to the engagement letter dated March 20, 2005 between Medicis and Deutsche Bank Securities Inc. Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc. will receive customary compensation in connection with the financing commitment letter and related financing. The financing contemplated by the financing commitment letter is not the exclusive source of financing relating to the merger available to Medicis. As referenced above, Medicis has also entered into an engagement letter with Deutsche Bank Securities Inc. pursuant to which, subject to the terms and conditions set forth therein, Deutsche Bank Securities Inc. has committed to purchase, at or following the closing of the merger and on or prior to January 31, 2006, contingent convertible senior notes due 2025 of Medicis in a principal amount up to the lesser of $650 million and 25% of the equity market capitalization of Medicis (after giving effect to the merger).

THE MERGER AGREEMENT
      The following summary describes certain material provisions of the merger agreement, which is included in this joint proxy statement/ prospectus as Annex A and is incorporated by reference into this joint proxy statement/ prospectus. This summary may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully in its entirety.
      The merger agreement is included in this joint proxy statement/ prospectus in order to provide you with information regarding its terms. It is not in any way intended to provide you with factual information about the current state of affairs of either Medicis or Inamed. Such information can be found elsewhere in this joint proxy statement/ prospectus (including the attached annexes) and in the other public filings that Medicis and Inamed make with the SEC, which are available without charge at www.sec.gov. The merger agreement contains representations, warranties, covenants and other agreements, each as of specific dates. These representations, warranties, covenants and other agreements are qualified by information contained in confidential disclosure letters that the parties exchanged in connection with the execution of the merger agreement. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and other agreements set forth in the merger agreement. Although some of the information contained in the disclosure letters may be non-public, Medicis and Inamed do not believe that this information is required to be publicly-disclosed under the federal securities laws. Moreover, certain of these representations, warranties, covenants and/or other agreements may not be accurate or complete as of a specific date because they are subject to a contractual standard of materiality that may be different from the standard generally applied under the federal securities laws and/or were used for the purpose of allocating risk between Medicis and Inamed rather than establishing matters as facts. Finally, information concerning the subject matter of these representations, warranties, covenants and other agreements may have changed since the date of the merger agreement, which may or may not be fully-reflected in Medicis’ and Inamed’s public disclosures. Accordingly, you should not rely on these representations, warranties, covenants and other agreements as statements of fact.
Structure of the Merger
      The merger agreement provides for the merger of Inamed with and into Masterpiece Acquisition Corp., a wholly owned subsidiary of Medicis. As a result of the merger, Inamed will cease to exist and Masterpiece Acquisition Corp. will continue as the surviving corporation.
Completion and Effectiveness of the Merger
      The closing of the merger will occur on the second business day after all of the conditions to completion of the merger contained in the merger agreement are satisfied or waived, unless the parties agree otherwise in writing (see “— Conditions to Completion of the Merger” below). The merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware.
      We are working to complete the merger as soon as practicable. However, because completion of the merger is subject to regulatory approvals and other conditions, we cannot predict the actual timing.
Merger Consideration

General
      Upon completion of the merger, each share of Inamed common stock outstanding immediately prior to the effective time of the merger will be cancelled and extinguished and converted into the right to receive 1.4205 shares of Medicis Class A Common Stock, par value of $0.014 per share, and $30 in cash, to be received upon surrender of the certificate representing the share of Inamed common stock in the manner provided in the merger agreement. The consideration may be adjusted in order to support the treatment of the merger as a tax free reorganization. Shares held by Inamed stockholders who validly exercise appraisal rights will be subject to appraisal in accordance with Delaware law as described further below under “— Appraisal Rights.”

      If the amount obtained by dividing the aggregate Medicis stock value by the “closing transaction value” is less than 0.45, the following shall occur:

•	The exchange ratio shall be adjusted to a number, rounded to the nearest fourth decimal place, equal to (1) the product of 0.45 and the closing transaction value, divided by (2) the product of the “aggregate Inamed share number” and the “closing Medicis stock price”; and

•	The cash merger consideration shall be adjusted to an amount, rounded to the nearest cent, equal to the quotient obtained by dividing (1) the amount obtained by subtracting the “aggregate dissenter’s value” from the product of 0.55 and the closing transaction value, by (2) the “aggregate Inamed share number.”
      For purposes of the preceding paragraphs, “aggregate Inamed share number” means the number obtained by subtracting the aggregate number of shares of Inamed common stock to be cancelled in the merger and the aggregate number of shares subject to appraisal rights determined at the closing, from the aggregate number of shares of Inamed common stock that is outstanding on the closing date of the merger. “Closing transaction value” means the sum of (x) the product of (i) the $30 cash portion of the merger consideration and (ii) the “aggregate Inamed share number”, (y) the product of (i) the product of (a) 1.4205 and (b) the number obtained by subtracting (I) the aggregate number of shares of Inamed common stock to be cancelled in the merger and (II) the aggregate number of shares subject to appraisal rights determined at the closing, from (III) the aggregate number of shares of Inamed common stock outstanding on the closing date, and (ii) the “closing Medicis stock price” and (z) the “aggregate dissenter’s value.” “Closing Medicis stock price” means the mean between the high and low selling prices of Medicis common stock on the NYSE on the date the merger becomes effective. “Aggregate dissenter’s value” means the product of (i) the aggregate number of shares subject to appraisal rights determined at the closing, and (ii) the sum of (a) the $30 cash portion of the merger consideration and (b) the product of 1.4205 and the “closing Medicis stock price.”
      Upon completion of the merger, each share of Inamed common stock held by Medicis or any direct or indirect wholly-owned subsidiaries of Medicis immediately prior to the merger will be automatically cancelled and extinguished, and none of Medicis or any of its direct or indirect subsidiaries will receive any securities of Medicis or other consideration in exchange for those shares.

Appraisal Rights
      Shares of Inamed common stock held by any Inamed stockholder that properly demands payment for its shares in compliance with the appraisal rights under Section 262 of the DGCL will not be converted into the right to receive the merger consideration. Inamed stockholders properly exercising appraisal rights will be entitled to payment as described above under “The Merger — Appraisal Rights.” However, if any Inamed stockholder fails to perfect or otherwise waives, withdraws or loses the right to receive payment under Section 262, then that Inamed stockholder will not be paid in accordance with Section 262 and the shares of Inamed common stock held by that Inamed stockholder will be exchangeable solely for the right to receive the merger consideration.
Exchange of Inamed Stock Certificates for Medicis Stock Certificates
      Medicis has retained Wells Fargo Bank, N.A. as the exchange agent for the merger to handle the exchange of shares of Inamed common stock for the merger consideration, including the payment of cash for fractional shares.
      Only those holders of Inamed common stock who properly surrender their Inamed stock certificates in accordance with the exchange agent’s instructions will receive:

•	a statement indicating book-entry ownership of Medicis common stock or, if requested, a certificate representing Medicis common stock;

•	the cash consideration;

•	cash in lieu of any fractional share of Medicis common stock; and

•	dividends or other distributions, if any, on Medicis common stock to which they are entitled under the terms of the merger agreement.
      After the effective time of the merger, each certificate representing shares of Inamed common stock that has not been surrendered will represent only the right to receive upon surrender of that certificate each of the items listed in the preceding sentence. Following completion of the merger, Inamed will not register any transfers of Inamed common stock outstanding on its stock transfer books prior to the merger.
      To effect the exchange of shares of Inamed common stock, as soon as reasonably practicable after the effective time of the merger, the exchange agent will mail to each record holder of shares of Inamed common stock a letter of transmittal and instructions for surrendering the certificates representing shares of Inamed common stock for the merger consideration. Upon surrender of certificates representing shares of Inamed common stock for cancellation, together with an executed letter of transmittal, to the exchange agent, the holder of those certificates will be entitled to receive the merger consideration.
Fractional Shares
      Medicis will not issue fractional shares of Medicis common stock in the merger. Instead, each holder of shares of Inamed common stock who would otherwise be entitled to receive fractional shares of Medicis common stock in the merger will be entitled to an amount of cash, without interest, rounded to the nearest cent, equal to the product of the amount of the fractional share interest in a share of Medicis common stock to which that stockholder is entitled by an amount equal to the average of the closing sale prices for a share of Medicis common stock on the New York Stock Exchange, as reported in The Wall Street Journal, Northeastern edition, for each of the ten consecutive trading days ending with the second complete trading day prior to the effective time of the merger.
Termination of Exchange Fund
      Six months after the completion of the merger, Medicis may require the exchange agent to deliver to Medicis all cash and shares of Medicis common stock remaining in the exchange fund. Thereafter, Inamed stockholders must look only to Medicis for payment of the merger consideration on their shares of Inamed common stock.
No Liability
      None of Medicis, Inamed, Masterpiece Acquisition Corp. or the exchange agent will be liable to any holder of a certificate representing shares of Inamed common stock or any cash payable in respect of any distributions or dividends or in lieu of any fractional shares of Medicis common stock, delivered to a public official under any applicable abandoned property, escheat or similar law.
Distributions with Respect to Unexchanged Shares
      Holders of Inamed common stock are not entitled to receive any dividends or other distributions on Medicis common stock until the merger is completed. After the merger is completed, holders of Inamed common stock certificates will be entitled to dividends and other distributions declared or made after completion of the merger with respect to the number of whole shares of Medicis common stock to which they are entitled upon exchange of their Inamed stock certificates, but they will not be paid any dividends or other distributions on Medicis common stock until they surrender their Inamed stock certificates to the exchange agent in accordance with the exchange agent instructions.
Transfers of Ownership and Lost Stock Certificates
      Medicis will only issue the merger consideration, cash in lieu of a fractional share and any dividends or distributions on Medicis common stock that may be applicable in a name other than the name in which a surrendered Inamed stock certificate is registered if the certificate is properly endorsed or otherwise in proper form and any applicable stock transfer taxes have been paid.

      The merger consideration, cash in lieu of a fractional share and any dividends or distributions on Medicis common stock that may be applicable shall be paid to any Inamed stockholder whose stock certificate has been lost, stolen or destroyed upon the making of an affidavit of that fact by the stockholder claiming such certificate to be lost, stolen or destroyed. Medicis may also require an Inamed stockholder who makes such an affidavit to post a bond as indemnity against any claim that may be made against Medicis with respect to the lost stock certificate.
Conditions to Completion of the Merger
      The obligations of Medicis and Inamed to complete the merger are subject to the satisfaction or waiver, if legally permissible, of the following conditions:

•	the adoption of the merger agreement and approval of the merger by Inamed stockholders and the approval of the issuance of shares of Medicis common stock in the merger by Medicis stockholders;

•	the registration statement of which this joint proxy statement/prospectus is a part must be declared effective under the Securities Act and the registration statement shall not be subject to any stop order or proceeding seeking a stop order;

•	the approval for listing on the NYSE of the shares of Medicis common stock to be issued in the merger, subject to official notice of issuance;

•	the absence of any judgment, injunction, order or decree of any governmental entity making illegal or otherwise restraining or prohibiting the consummation of the merger;

•	the receipt of all governmental and regulatory consents, approvals, orders and authorizations required to complete the merger, except for such consents, approvals, orders and authorizations the absence of which would not have a “Material Adverse Effect” on Medicis after the merger;

•	the expiration or termination of the applicable waiting period and any extension of the waiting period under the HSR Act;

•	the absence of any legal prohibition having the effect of preventing or prohibiting completion of the merger;

•	the absence of any litigation by any governmental entity seeking to prohibit or restrain the merger or that otherwise would have a Material Adverse Effect on Medicis or Inamed;

•	the absence of any pending suit, action or proceeding by any governmental entity seeking to prohibit the merger or that otherwise would have a Material Adverse Effect on Medicis or Inamed, provided that this condition is satisfied four days following the dismissal or final decision denying the governmental entity’s request for an injunction;

•	the representations and warranties of the other party, without giving effect to any limitation as to materiality or Material Adverse Effect, being true and correct at and as of the effective time of the merger as if they were made on that date (except to the extent that the representations and warranties speak as of another date), except where the failure of the representations and warranties to be true and correct would not have a Material Adverse Effect on the other party, and the receipt of a certificate of an executive officer of the other party to that effect;

•	the other party having performed or complied with its agreements and covenants in the merger agreement in all material respects, and the receipt of a certificate of an executive officer of the other party to that effect;

•	absence of any facts, events, changes, effects, developments, conditions or occurrences since the date of the merger agreement, that would reasonably be expected to have a Material Adverse Effect on the other party; and

•	the receipt of opinions from Medicis’ and Inamed’s respective counsel that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

      In addition, the obligation of Medicis to complete the merger is subject to the satisfaction or waiver, if legally permissible, of the following conditions:

•	the number of dissenting shares must not exceed 10% of the outstanding shares of Inamed common stock; and

•	the pending SEC investigation of Inamed, as described in Inamed’s Annual Report on Form 10-K for the year ended December 31, 2004, shall not have prevented Medicis from obtaining financing consistent with the terms set forth in a financing commitment letter obtained by Medicis concurrent with the execution of the merger agreement, provided that Medicis used commercially reasonable efforts to obtain such financing.
      Furthermore, the obligation of Inamed to complete the merger is subject to the satisfaction or waiver, if legally permissible, of Medicis’ receipt of the funds necessary to pay the cash portion of the merger consideration.
      “Material Adverse Effect,” when used in reference to Medicis or Inamed, means a change, event, development or effect that has a material adverse effect on the business or financial condition of the referenced party and its subsidiaries, taken as a whole, or that prevents the referenced party from fulfilling its obligations to consummate the merger. However, any changes or developments will not be deemed to have a Material Adverse Effect if they relate to:

•	the medical device and specialty pharmaceutical industries generally (which changes or developments, in each case, do not disproportionately affect the referenced party in any material respect);

•	financial or securities markets or the economy in general (which changes or developments, in each case, do not disproportionately affect the referenced party in any material respect);

•	the referenced party’s stock price or trading volume, in and of itself;

•	the referenced party’s failure to meet published revenue or earnings projections, in and of itself;

•	the announcement of this merger or actions pursuant to (and required by) the merger agreement; or

•	the determination by, or the delay of a determination by, the FDA, or any panel or advisory body empowered or appointed thereby, with respect to the approval, non-approval or disapproval of any of the referenced party’s products.
Representations and Warranties
      The merger agreement contains customary representations and warranties of Medicis and Inamed, which are subject to materiality and knowledge qualifications in many respects, and expire at the effective time of the merger. The representations and warranties contained in the merger agreement relate to, among other things:

•	corporate organization, qualification and power;

•	subsidiaries;

•	capital structure;

•	corporate power and authority and board approval;

•	reports and financial statements;

•	absence of conflicts and required filings and consents;

•	SEC filings, corporate governance and undisclosed liabilities;

•	information supplied for inclusion in this joint proxy statement/ prospectus;

•	absence of certain changes or events;

•	tax matters;

•	absence of changes in benefit plans;

•	employee benefit plans, ERISA compliance and excess parachute payments;

•	litigation;

•	compliance with applicable laws;

•	regulatory compliance;

•	real property;

•	labor and other employment matters;

•	validity and absence of breaches of material contracts;

•	environmental matters;

•	insurance matters;

•	intellectual property;

•	foreign corrupt practices and international trade sanctions;

•	brokers used in connection with the merger agreement; and

•	opinion of financial advisors.
      The merger agreement also contains additional representations and warranties of Inamed related to an amendment to the Inamed rights agreement.
      The merger agreement also contains additional representations and warranties of Medicis relating to the ownership and activities of Masterpiece Acquisition Corp. and the funds necessary to pay the merger consideration upon completion of the merger.
Medicis and Inamed Prohibited from Soliciting Other Offers
      Under the terms of the merger agreement, subject to certain exceptions described below, each of Medicis and Inamed has agreed that it and its subsidiaries, and directors, officers and employees of it and its subsidiaries, will not, directly or indirectly:

•	solicit, initiate, encourage or induce any inquiry regarding, or the making, submission or announcement of, an acquisition proposal;

•	participate in any discussions or negotiations regarding, or furnish any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, an acquisition proposal; or

•	enter into any letter of intent or similar document or contract (whether binding or not) contemplating or otherwise relating to an acquisition proposal.
      In addition, each of Medicis and Inamed has agreed that it will use its reasonable best efforts to cause its and its respective subsidiaries, attorneys, accountants, investment bankers, financial advisors, agents and other representatives not to do any of the foregoing.
      For purposes of the restrictions described above, an “acquisition proposal” is any offer or proposal with respect to a potential or proposed:

•	merger, consolidation, business combination or similar transaction involving the party or any of its significant subsidiaries pursuant to which the party’s stockholders immediately prior to such transaction would own less than 85% of the aggregate voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof);

•	sale, lease, exclusive license or other disposition, directly or indirectly of the assets of the party or its subsidiaries representing 15% or more of the consolidated assets of the party and its subsidiaries;

•	issuance, sale or other disposition of securities representing more than 15% of the voting power of the party;

•	transaction in which any person or group of persons acquires beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding voting capital stock of the party; or

•	any combination of the above.
      Each of Medicis and Inamed is obligated to notify the other in writing within 48 hours after receipt of any acquisition proposal or request for nonpublic information or inquiry that could reasonably be expected to lead to an acquisition proposal. The notice must include the material terms and conditions of the acquisition proposal, request or inquiry, and the identity of the person making the request. The party receiving the request must keep the other party informed of the status and details of the acquisition proposal, request or inquiry, and must provide the other party with a copy of all written materials provided to the third party.
      Notwithstanding the prohibitions described above, if either Medicis or Inamed receives an unsolicited bona fide written acquisition proposal made after the signing of the merger agreement, the party receiving the acquisition proposal is permitted to participate or engage in discussions or negotiations with, and provide information to, the party making the acquisition proposal as long as:

•	the receiving party’s board of directors determines in good faith, after consulting with an independent financial advisor and outside legal counsel, that such proposal constitutes or is reasonably likely to result in a superior proposal; and

•	prior to providing any such information, the receiving party enters into a confidentiality agreement containing (with certain exceptions) terms at least as restrictive as the terms of the confidentiality agreement between Medicis and Inamed and, contemporaneously with furnishing any nonpublic information to such person, the receiving party furnishes such nonpublic information to the other party.
      Prior to providing any information to, or participating in discussions of negotiations with, the party making the acquisition proposal, the receiving party must provide written notice to the other party and shall have otherwise complied with the notice and information delivery requirements discussed above.
      A superior proposal is an unsolicited, bona fide written offer made by a potential acquirer to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the company, or as a result of which the stockholders of the company immediately preceding the transaction would hold less than 50% of the equity interests in the surviving or resulting entity or its parent or subsidiary, on terms that are more favorable to that company’s stockholders than the terms of the merger between Medicis and Inamed.
      Medicis and Inamed have agreed that upon receipt of a superior proposal, and if requested by the other party, the receiving party shall negotiate in good faith with the other party, for a period not less than five business days after receipt of written notice of the superior proposal, to revise the merger agreement so that the third party superior proposal no longer constitutes a superior proposal.
Changes of Recommendation
      The Medicis board of directors has agreed to recommend to Medicis stockholders the approval of the issuance of the shares of Medicis common stock in the merger, and to use commercially reasonable best efforts to obtain the required stockholder approval. The Inamed board of directors has agreed to recommend to its stockholders the adoption of the merger agreement and approval of the merger, and to use commercially reasonable best efforts to obtain the required stockholder adoption and approval.
      Neither the Medicis nor Inamed boards of directors nor any committee thereof may:

•	withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to the other party, the recommendations discussed above;

•	approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any acquisition proposal; or

•	approve or recommend, or publicly propose to approve or recommend, any acquisition proposal.
      However, each of the Medicis and Inamed board of directors may withdraw or modify its recommendation if, prior to receipt of the approvals of their respective stockholders necessary to complete the merger:

•	the board of directors has determined in good faith, after consultation with outside counsel, that the failure to withdraw or modify its recommendation would be reasonably likely to result in a violation of its fiduciary duties under applicable law, and the withdrawing company has notified the other company in writing of this determination; and

•	in the case of any actions taken in connection with an acquisition proposal, at least five business days following receipt by the other company of the above notice, and taking into account any revised proposal made by the other company since receipt of the notice, the withdrawing company’s board of directors maintains its determination made above.
      Nothing in the merger agreement prohibits either Medicis or Inamed or their respective boards of directors from taking and disclosing to their respective stockholders, in compliance with the rules and regulations of the Exchange Act, a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act. However, neither the Medicis nor the Inamed board of directors may change its recommendation unless permitted by the merger agreement, as discussed in the previous paragraph.
Stockholders’ Meetings
      Medicis and Inamed have agreed to call, hold and convene a meeting of their respective stockholders as soon as practicable after the registration statement of which this joint proxy statement/ prospectus forms a part is declared effective by the SEC. The receipt of an acquisition proposal or a change of recommendation does not limit or otherwise alter each company’s obligation to call, hold and convene their respective stockholders meeting pursuant to the merger agreement. Each party has agreed not to submit to the vote of its stockholders an acquisition proposal from a third party prior to the termination of the merger agreement.
Conduct of Business Before Completion of the Merger

General Restrictions on Operations
      Medicis and Inamed have agreed to restrictions on their activities until either the completion of the merger or the termination of the merger agreement, except as specifically permitted by the merger agreement. In general, each of Medicis and Inamed is required to:

•	conduct its business only in the ordinary course consistent with past practice;

•	use its commercially reasonable efforts to preserve intact its current business organization and goodwill and keep available the services of its current officers, key employees and key independent contractors; and

•	use its commercially reasonable efforts to preserve its goodwill and business relationships with its customers, suppliers, licensors, licensees, distributors and other persons with which it has business dealings.

Additional Restrictions on Medicis’ Interim Operations
      In addition, Medicis has agreed that, prior to the completion of the merger, unless otherwise approved in writing by Inamed, which consent will not be unreasonably withheld, or as required by the merger agreement, it will not:

•	amend or propose to amend its certificate of incorporation, bylaws or similar governing documents, or those of a subsidiary;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	declare, set aside or pay any dividend on, or make any other distributions payable in cash, stock, property, or otherwise, except for the payment of dividends or distributions to Medicis or any of its subsidiaries by a subsidiary of Medicis;

•	merge or consolidate with any person (other than a merger among wholly-owned subsidiaries of Medicis or a merger between Medicis and its wholly-owned subsidiaries);

•	enter into any agreement with respect to the voting of its capital stock or other securities held by Medicis or any of its subsidiaries;

•	issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any shares of, or any options, warrants or rights of any kind to acquire any shares of capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that Medicis may:

•	issue shares of Medicis common stock (a) upon exercise of Medicis stock options outstanding on the date of the merger agreement or thereafter granted, or (b) in accordance with the terms of the Medicis rights agreement as in effect on the date of the merger agreement;

•	grant Medicis stock options to purchase up to an aggregate of 75,000 shares of Medicis common stock and 75,000 shares of restricted stock in accordance with the terms of the Medicis stock plans consistent with past practice and with an exercise price per share of Medicis common stock no less than the fair market value of a share of Medicis common stock on the date of grant;

•	in connection with Medicis’ annual fiscal year-end equity awards consistent with past practice, grant Medicis stock options and restricted stock in accordance with the terms of the Medicis stock plans consistent with past practice and, in respect of Medicis stock options, with an exercise price per share of Medicis common stock no less than the fair market value of a share of Medicis common Stock on the date of grant;

•	grant stock options pursuant to existing contractual relationships as set forth the Medicis disclosure letter;

•	issue one or more series of securities of Medicis in connection with a financing consistent with the terms and conditions of the merger agreement, the primary use of proceeds of which is to pay the cash merger consideration; and

•	engage in transactions exclusively among Medicis and its subsidiaries;

•	issue any debt securities, incur, guarantee or otherwise become contingently liable with respect to any indebtedness for borrowed money, or enter into any arrangement having the economic effect of any of the foregoing (other than (a) in connection with accounts payable in the ordinary course of business, (b) borrowings under the existing credit facilities of Medicis or any of its subsidiaries, and (c) the issuance of one or more series of securities of Medicis or the incurrence of indebtedness by Medicis in connection with a financing consistent with the terms and conditions of the merger agreement, the primary use of proceeds of which is to pay the cash merger consideration);

•	make any loans, advances or capital contributions to, or investments in, any person, other than loans, advances, capital contributions or investments that are not, in the aggregate, in excess of $25 million;

•	redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than in connection with the exercise of outstanding Medicis stock options pursuant to the terms of the Medicis stock plans and the relevant written agreements evidencing the grant of Medicis stock options;

•	make any material acquisition of any assets or businesses (including by merger, consolidation, acquisition of stock or assets, in-bound license transactions or otherwise) other than acquisitions for which the fair market value of the total consideration (including license, royalty or other fees) does not exceed, in the aggregate, $25 million (provided that any such acquisition does not materially and adversely affect the ability of Medicis and Inamed to obtain applicable approvals under the antitrust laws);

•	sell, pledge, assign, dispose of, transfer, lease, securitize or materially encumber any businesses or assets (other than Medicis owned intellectual property or Medicis licensed intellectual property) that are material to Medicis and its subsidiaries, taken as a whole, other than (a) sales of inventory and other assets in the ordinary course of business, (b) sales or dispositions of assets in one or a series of transactions having an aggregate value of $25 million or less, and (c) divestitures pursuant to the merger agreement;

•	sell, pledge, assign, dispose of, transfer, securitize, lease or materially encumber any material Medicis owned intellectual property or material Medicis licensed intellectual property (except in connection with any contract or arrangement related to obtaining financing that is consistent with the terms and conditions of the merger agreement, the primary use of proceeds of which is to pay the cash merger consideration);

•	except in the ordinary course of business, as reasonably prudent to the conduct of the business or as provided for in Medicis material contracts in effect as of the date of the merger agreement:

•	exclusively license, abandon or fail to maintain any material Medicis owned intellectual property or material Medicis licensed intellectual property;

•	grant, extend, amend (except as required in the diligent prosecution of the material Medicis owned intellectual property), waive or modify any rights in or to any material Medicis owned intellectual property or material Medicis licensed intellectual property

•	fail to diligently prosecute Medicis’ and its subsidiaries’ material patent applications; or

•	fail to exercise a right of renewal or extension under any Medicis material license;

•	enter into any contract or arrangement that materially limits or otherwise materially restricts Medicis or any of its subsidiaries or any of their respective affiliates or any successor thereto from engaging or competing in any line of business or in any geographic area, or make any capital expenditure or expenditures, including leases and in-bound licenses (other than capital expenditures that are not, in the aggregate, in excess of $10 million and capital expenditures for unbudgeted repairs and maintenance in the ordinary course of business consistent with past practice);

•	except in the ordinary course of business, make any material tax election or settle or compromise any material tax liability or refund, or change any annual tax accounting period or material method of tax accounting, file any material amendment to a tax return, enter into any closing agreement relating to any material tax, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment, in each case, other than as required by law;

•	take, or agree to take, any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration, except in the ordinary course of business;

•	modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which Medicis is a party and which relates to a business combination or other similar extraordinary transaction;

•	take any action to render inapplicable, or to exempt any third person from, (i) the provisions of Section 203 of the DGCL, or (ii) any other state takeover or similar law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied; or

•	agree, authorize or otherwise to take any of the foregoing actions.

Additional Restrictions on Inamed’s Interim Operations
      In addition, Inamed has agreed that, prior to the completion of the merger, unless otherwise approved in writing by Medicis, which consent will not be unreasonably withheld, or as required by the merger agreement or by applicable law, neither it nor any of its subsidiaries will:

•	amend or propose to amend its certificate of incorporation, bylaws or similar governing documents, or those of a subsidiary;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	declare, set aside or pay any dividend on, or make any other distributions payable in cash, stock, property, or otherwise, except for the payment of dividends or distributions to Inamed or any of its subsidiaries by a subsidiary of Inamed;

•	merge or consolidate with any person (other than a merger among wholly-owned subsidiaries of Inamed or a merger between Inamed and its wholly-owned subsidiaries);

•	enter into any agreement with respect to the voting of its capital stock or other securities held by Inamed or any of its subsidiaries;

•	issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any shares of, or any options, warrants or rights of any kind to acquire any shares of capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that Inamed may:

•	issue shares of Inamed common stock (a) upon the exercise of Inamed purchase rights outstanding on the date of the merger agreement or thereafter granted, (b) upon exercise of Inamed stock options outstanding on the date of the merger agreement or thereafter granted, or (c) in accordance with the terms of the Inamed rights agreement as in effect on the date merger agreement;

•	grant Inamed stock options to purchase up to an aggregate of 100,000 shares of Inamed common stock to new employees of Inamed or its subsidiaries in accordance with the terms of the Inamed stock plans consistent with past practice and with an exercise price per share of Inamed common stock no less than the fair market value of a share of Inamed common stock on the date of grant, provided that the vesting of such options does not accelerate as a result of the merger or the transactions contemplated by the merger agreement and provided, further, that no such grant to purchase more than 25,000 shares of Inamed common stock shall be made to any individual;

•	grant stock options pursuant to existing contractual relationships as set forth in the Inamed disclosure letter;

•	grant purchase rights in accordance with the terms of the Inamed employee stock purchase plan (as in effect on the date of the merger agreement);

•	grant up to an aggregate of 10,000 shares of restricted stock to new employees of Inamed or its subsidiaries in accordance with the terms of the restricted stock plan consistent with past practice, provided that the vesting of such shares does not accelerate as a result of the merger or the transactions contemplated by the merger agreement and provided, further, that no such grant to purchase more than 1,000 shares of Inamed common stock shall be made to any individual; and

•	engage in transactions exclusively among Inamed and its subsidiaries;

•	except for transactions exclusively among Inamed and its subsidiaries, issue any debt securities, incur, guarantee or otherwise become contingently liable with respect to any indebtedness for borrowed money, or enter into any arrangement having the economic effect of any of the foregoing (other than in connection with accounts payable in the ordinary course of business or borrowings under the existing credit facilities of the Inamed or any of its subsidiaries);

•	make any loans, advances or capital contributions to, or investments in, any person;

•	redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than in connection with the exercise of outstanding Inamed stock options pursuant to the terms of the Inamed stock plans and the relevant written agreements evidencing the grant of Inamed stock options and repurchases of outstanding shares of Inamed restricted stock pursuant to the terms of the Inamed restricted stock plan;

•	make any material acquisition of any assets or businesses (including by merger, consolidation, acquisition of stock or assets, in-bound license transactions or otherwise) other than acquisitions for which the fair market value of the total consideration (including license, royalty or other fees) does not exceed, individually, $2 million or, in the aggregate, $5 million (provided that any such acquisition does not adversely affect the ability of Medicis and Inamed to obtain applicable approvals under the applicable antitrust laws);

•	sell, pledge, assign, dispose of, transfer, lease, securitize or materially encumber any businesses or assets that are material to Inamed and its subsidiaries, taken as a whole (excluding intellectual property) other than (a) sales of inventory and other assets in the ordinary course of business, (b) sales or dispositions of assets in one or a series of transactions having an aggregate value of $3 million or less, and (c) divestitures pursuant to the merger agreement;

•	sell, pledge, assign, dispose of, transfer, securitize, lease or materially encumber any material Inamed owned intellectual property or material Inamed licensed intellectual property;

•	except in the ordinary course of business, as reasonably prudent to the conduct of the business or as provided for in Inamed material contracts in effect as of the date of the merger agreement:

•	exclusively license, abandon or fail to maintain any material Inamed owned intellectual property or material Inamed licensed intellectual property;

•	grant, extend, amend (except as required in the diligent prosecution of the material Inamed owned intellectual property), waive or modify any rights in or to any material Inamed owned intellectual property or material Inamed licensed intellectual property;

•	fail to diligently prosecute Inamed’s and its subsidiaries’ material patent applications; or

•	fail to exercise a right of renewal or extension under any Inamed material license;

•	enter into any contract or arrangement that materially limits or otherwise materially restricts Inamed or any of its subsidiaries or any of their respective affiliates or any successor thereto from engaging or competing in any line of business or in any geographic area;

•	vary its inventory practices in any material respect from its past practices, except as required by GAAP or by law;

•	make any capital expenditure or expenditures (including leases and in-bound licenses) in the aggregate in excess of the aggregate amount set forth in Inamed’s budget provided to Medicis prior to the date of the merger agreement (other than capital expenditures for unbudgeted repairs and maintenance in the ordinary course of business consistent with past practice);

•	grant, enter into or amend any employment, severance, change in control, special pay arrangement with respect to termination of employment or other similar arrangements or contract with any directors, officers or employees of Inamed or its subsidiaries, except (a) pursuant to previously existing contractual arrangements or policies between such current directors, officers or employees and Inamed, (b) pursuant to employment agreements entered into with a person who is not already an officer of Inamed in the ordinary course of business and is hired or promoted by Inamed or one of its subsidiaries after the date of the merger agreement in the ordinary course of business or (c) to the minimum extent necessary to comply with Section 409A of the Internal Revenue Code without increasing the benefits provided to any person;

•	increase the salary, benefits or monetary compensation of any directors, executive officers or employees, except (a) for increases in the ordinary course of business, (b) pursuant to previously existing contractual arrangements, (c) in connection with the assumption by such employee of new or additional responsibilities or (d) to respond to offers of employment made by other persons;

•	establish, adopt, enter into, or materially amend any, collective bargaining agreement or bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination or severance plan, arrangement, trust, fund, policy or agreement, except to the minimum extent necessary to comply with Section 409A of the Internal Revenue Code without increasing the benefits provided to any person or as otherwise required by any other applicable law;

•	accelerate, amend or change the period of exercisability or vesting of options, restricted stock or similar awards under any Inamed stock plan, except to the minimum extent necessary in order to comply with Section 409A of the Internal Revenue Code without accelerating the exercisability or vesting of any such award;

•	authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of the merger agreement;

•	waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

•	take, or agree to take, any action that would prevent the merger from qualifying as a reorganization with the meaning of Section 368(a) of the Internal Revenue Code;

•	adopt, enter into, or amend any benefit plan to materially increase the benefits, liability, or obligations of any Inamed benefit plan, except as (a) involves any such then existing plans, agreements, trusts, funds or arrangements of any company acquired after the date of the merger agreement as permitted by the merger agreement, or (b) as required pursuant to existing contractual arrangements or the merger agreement;

•	change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by GAAP as advised by Inamed’s regular independent accountants;

•	make any material tax election or settle or compromise any material tax liability or refund, or change any annual tax accounting period or material method of tax accounting, file any material amendment to a tax return, enter into any closing agreement relating to any material tax, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment, in each case, other than as required by law;

•	modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which Inamed is a party and which relates to a business combination or other similar extraordinary transaction;

•	take any action to render inapplicable, or to exempt any third person from, (a) the provisions of Section 203 of the DGCL, or (b) any other state takeover or similar law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied; or

•	agree, authorize or otherwise to take any of the foregoing actions.
Access to Information; Confidentiality
      During the period prior to the effective time of the merger, Medicis and Inamed will, and will cause each of their subsidiaries to, afford to the other party and its representatives reasonable access during normal business hours to their respective officers, employees, representatives, properties, books, contracts, commitments, files and records, except that neither party is required to provide the other party with any information that it reasonably believes it can not deliver to the other party due to contractual or legal restrictions, or which it believes is competitively sensitive information. Both Medicis and Inamed will consult with each other regarding its business in a prompt manner and on a regular basis, and notify and keep each other informed of all material information regarding meetings or discussions with the FDA regarding product approvals. The information will be held in confidence to the extent required by the provisions of the confidentiality agreement between Medicis and Inamed.
      In addition, Inamed has agreed to provide Medicis with sufficient advance notice of intended written communications with the SEC regarding the SEC investigation of Inamed, as described in Inamed’s Annual Report on Form 10-K for the year ended December 31, 2004 to allow Medicis to review and comment upon such communications and to notify Medicis of the receipt of any communications from the SEC or its staff and of any request by the SEC or its staff for additional information related to the investigation. Inamed has also agreed to:

•	provide Medicis with copies or reports of all correspondence between Inamed and the SEC or its staff, and all information provided by Inamed to the SEC or its staff;

•	furnish Medicis with all non-privileged information related to the investigation as reasonably requested by Medicis;

•	afford Medicis reasonable access to the officers, employees and representatives of Inamed concerning the investigation; and

•	keep Medicis fully informed of all material information and developments regarding the investigation.
Antitrust Approval
      Medicis and Inamed agree to cooperate and to use their reasonable best efforts to:

•	obtain any government clearances or approvals required for the closing under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade, which we refer to herein collectively as the “antitrust laws”;

•	to obtain the expiration of any applicable waiting period under any antitrust laws;

•	to respond to any government requests for information under any antitrust laws;

•	to contest and resist any action, including any legislative, administrative or judicial action; and

•	and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the merger or any other transactions contemplated by the merger agreement under any antitrust laws.
      Medicis shall have the right to determine and direct the strategy and process by which the parties will seek required approvals under antitrust laws; provided that Medicis will consult with and consider in good faith the views of Inamed in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any antitrust laws.
      Neither Medicis nor any of its subsidiaries shall be required to:

•	license, divest, dispose of or hold separate any material assets or businesses of Medicis or Inamed or any of their respective subsidiaries or otherwise take or commit to take any action that limits in any material respect its freedom of action with respect to, or its ability to retain, any of the assets or businesses of Medicis or Inamed or any of their respective subsidiaries; or

•	agree to or effect any license, divestiture, disposition or hold separate any business or take any other action or agree to any limitation that is not conditioned on the consummation of the merger.
      Inamed shall not take or agree to take either action described in the immediately preceding paragraph without the prior written consent of Medicis and, if so requested by Medicis, shall use reasonable best efforts to effect any license, divestiture, disposition or hold separate of any of Inamed’s assets or businesses necessary to obtain clearances or approvals required for the closing under the antitrust laws, provided that such action is conditioned on the consummation of the merger.
Notification
      Medicis and Inamed will promptly advise the other party of any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on it. Inamed will give prompt notice to Medicis, and Medicis will give prompt notice to Inamed, of any representation or warranty made by it or contained in the merger agreement that is qualified as to materiality becoming untrue or inaccurate in any respect, or any representation or warranty made by it or contained in the merger agreement that is not qualified as to materiality becoming untrue or inaccurate in any material respect. Medicis and Inamed will also give prompt notice to the other of the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement. No notification, however, will affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the merger agreement.

Inamed Equity Awards and Benefit Plans

Inamed Equity Awards
      Medicis will take all corporate action necessary to reserve for issuance a sufficient number of shares of Medicis common stock for delivery upon exercise or settlement of the Inamed stock options to be assumed by Medicis pursuant to the merger agreement. As soon as reasonably practicable, and in no event later than three business days after the effective time of the merger, Medicis will file a registration statement on Form S-8, or any successor or other appropriate form, with respect to the shares of Medicis common stock subject to the assumed Inamed stock options and will use all reasonable efforts to maintain the effectiveness of such registration statement or registration statements, and maintain the current status of the prospectus or prospectuses contained in such registration statement or registration statements, for so long as the Inamed stock options assumed by Medicis remain outstanding. Prior to the filing of the registration statement on Form S-8, Medicis will take such further actions as may be reasonably necessary to cover under such registration statement (or on a Form S-3 or any other successor or other appropriate form reasonably satisfactory to those persons whose shares are not covered by the Form S-8) shares of Medicis common stock subject to the assumed Inamed stock options held by those persons eligible under Inamed’s registration statement on Form S-8 immediately prior to the closing of the merger.

Stock Options
      Under the merger agreement, options outstanding under Inamed’s Non-Employee Director’s Stock Option Plan, 1998 Stock Option Plan, and 2004 Performance Stock Option Plan, as well as one outstanding non-plan stock option grant held by Nicholas Teti will be assumed by Medicis and converted into options to purchase shares of Medicis common stock. In addition, options outstanding under Inamed’s 1999 Stock Option Plan and 2000 Stock Option Plan will be assumed by Medicis and converted into options to purchase the aggregate amount of merger consideration the optionee would have been entitled to receive in connection with the merger if he or she exercised such option in full, whether or not exercisable, immediately prior to the effective time of the merger and received the merger consideration in exchange for the Inamed shares purchased.
      Each of the assumed Inamed options will be subject to the terms and conditions of the option plan and the stock option agreement applicable to such option immediately prior to the effective time of the merger, except that, as of the merger:

•	each unvested Inamed stock option outstanding that was granted on or before March 20, 2005 will immediately become fully vested and exercisable upon the closing of the merger;

•	each Inamed stock option granted under Inamed’s Non-Employee Director’s Stock Option Plan, 1998 Stock Option Plan, and 2004 Performance Stock Option Plan will be exercisable for the number of whole shares of Medicis common stock determined by multiplying the number of shares of Inamed common stock that were issuable upon exercise of such option, whether or not exercisable, immediately prior to the merger by 2.3674, rounded down to the nearest whole number of shares of Medicis common stock;

•	the per share exercise price for the shares of Medicis common stock issuable upon exercise of each option granted under Inamed’s Non-Employee Director’s Stock Option Plan, 1998 Stock Option Plan, and 2004 Performance Stock Option Plan will be equal to the quotient determined by dividing the exercise price per share of Inamed common stock at which such option was exercisable immediately prior to the merger by 2.3674, rounded up to the nearest whole cent;

•	each Inamed stock option granted under Inamed’s 1999 Stock Option Plan or 2000 Stock Option Plan will be exercisable for the aggregate amount of merger consideration the optionee would have been entitled to receive in connection with the merger if he or she exercised such option in full, whether or not exercisable, immediately prior to the effective time of the merger and received the merger consideration in exchange for the Inamed shares purchased (see “The Merger Agreement — Merger Consideration” on page 108 for additional information); and

•	the exercise price for each “unit” subject to an assumed stock option granted under Inamed’s 1999 Stock Option Plan and 2000 Stock Option Plan will be equal to the sum obtained by dividing the aggregate exercise price payable for the Inamed common stock subject to such option immediately prior to the closing of the merger by the number of units subject to such assumed option immediately following the closing of the merger, rounded up to the nearest whole cent. “Unit” means one share of Medicis common stock plus an amount of cash equal to the sum obtained by dividing (x) the aggregate amount of cash for which the assumed option is exercisable immediately following the effective time of the merger by (y) the whole number of shares of Medicis common stock issuable upon exercise of such assumed option immediately following the effective time of the merger, rounded down to the nearest whole cent.

Employee Stock Purchase Plan
      Inamed has agreed to take all requisite action with respect to its employee stock purchase plan to ensure that:

•	all Inamed purchase rights issued and outstanding as of the date of the Inamed stockholder approval will be exercised on such date;

•	no Inamed purchase rights will be issued and outstanding as of the effective time of the merger;

•	conditioned upon the occurrence of the closing, the employee stock purchase plan will be terminated no later than the effective time of the merger; and

•	the employee stock purchase plan will be suspended and no additional offering periods will commence on or after the date of the Inamed stockholder approval.
      Inamed will deliver to Medicis prior to the merger sufficient evidence that the employee stock purchase plan will be terminated no later than the closing of the merger. In addition, prior to the approval of Inamed stockholders, Inamed will take all actions (including, if appropriate, amending the terms of the employee stock purchase plan and the terms of any offering period(s) commencing prior to merger) that are necessary to ensure that, as of the date of the Inamed stockholder approval, all participants and former participants in the employee stock purchase plan will cease to have any right or interest thereunder.
      All actions taken in connection with, and all amendments made to, the employee stock purchase plan will be taken or made in a manner intended to comply with Sections 423 and 424 of the Internal Revenue Code so that such actions will not result in a “modification” of any outstanding purchase rights for purposes of such Sections.

Repurchase Rights
      All outstanding rights that Inamed may hold to acquire unvested shares of Inamed common stock approved under the Inamed 2003 Restricted Stock Plan on or before March 20, 2005 will lapse at the effective time of the merger. All other repurchase rights which Inamed may hold to acquire unvested shares approved after March 20, 2005 will be assigned to Medicis and will thereafter be exercisable upon the same terms and conditions in effect immediately prior to the merger, except that:

•	the assigned repurchase rights will be adjusted to apply to the merger consideration received in exchange for the unvested shares of Inamed common stock subject to the assigned repurchase rights; and

•	the repurchase price to be paid (if any) for the merger consideration received in exchange for a share of Inamed restricted stock will be an amount determined by dividing the repurchase price per share of Inamed restricted stock, as determined immediately prior to the closing of the merger, by 2.3674, rounded down to the nearest whole cent.

In the event that the exercise of an assigned repurchase right would result in the return of cash merger consideration to Medicis, Medicis will be entitled to offset the cash merger consideration to be returned against the repurchase price (if any) to be paid.

Inamed Benefit Plans
      After the merger, benefit plans in effect as of the date of the merger agreement will remain in effect with respect to employees of Inamed or its subsidiaries covered by such plans at the time of the merger until such time as Medicis adopts a new benefit plan. Prior to the merger, Medicis and Inamed will cooperate in reviewing, evaluating and analyzing Inamed benefit plans with a view towards developing appropriate new benefit plans for the employees covered thereby.
      At such time as any new benefit plans are implemented, Medicis will, and will cause its subsidiaries to, with respect to all new benefit plans:

•	provide each employee of Inamed or its subsidiaries with service or other credit for all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Inamed employees under any new benefit plan that is a welfare plan that such employees may be eligible to participate in after the merger, to the extent that such employee would receive credit for such conditions under the corresponding welfare plan in which any such employee participated immediately prior to the effective time of the merger;

•	provide each employee of Inamed or its subsidiaries with credit for any co-payments and deductibles paid in satisfying any applicable deductible or out-of-pocket requirements under any new benefit plan that is a welfare plan that such employees are eligible to participate in after the effective time of the merger;

•	provide each employee with credit for all service for purposes of eligibility, vesting and benefit accruals (but not for benefit accruals under any defined benefit pension plan) with Inamed and its subsidiaries, under each employee benefit plan, program, or arrangement of Medicis or its subsidiaries in which such employees are eligible to participate after the effective time of the merger; and

•	provide benefits under medical, dental, vision and similar health and welfare plans that are in the aggregate no less favorable than those provided to similarly situated employees of Medicis and its subsidiaries; provided, however, that in no event will the employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service.
      Medicis will have no obligation to provide any credit for service, co-payments, deductibles paid, or for any purpose, unless and until Medicis has received such supporting documentation as it may reasonably deem to be necessary in order to verify the appropriate credit to be provided.
      If requested by Medicis at least seven days prior to the effective time of the merger, Inamed will terminate any and all benefit plans intended to qualify under Section 401(k) of the Internal Revenue Code, effective not later than the last business day immediately preceding the effective time of the merger. In the event that Medicis requests that such 401(k) plan(s) be terminated, Inamed will provide Medicis with evidence that such 401(k) plan(s) have been terminated pursuant to a resolution of the Inamed board of directors (the form and substance of which will be subject to review and approval by Medicis) not later than the day immediately preceding the effective time of the merger.
      Medicis will, and will cause its subsidiaries to, honor in accordance with their terms all benefits accrued through the merger under Inamed benefit plans or under other contracts, arrangements, commitments, or understandings described in the Inamed disclosure letter.
Directors’ and Officers’ Indemnification
      Medicis will, to the fullest extent permitted by law, and will cause Masterpiece Acquisition Corp. to honor all of Inamed’s and its subsidiaries’ obligations to indemnify the current or former directors or officers of Inamed or any subsidiary for acts or omissions by such directors and officers occurring prior to the effective time of the merger. For a period of six years following the effective time of the merger, the certificate of incorporation of Masterpiece Acquisition Corp. will contain provisions no less favorable with respect to indemnification and exculpation of present and former directors and officers of Inamed than are presently set forth in Inamed’s and any subsidiary’s certificate of incorporation and bylaws.
      For six years from the effective time of the merger, Medicis will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Inamed, although Medicis may substitute policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising from or related to facts or events which occurred at or before the effective time of the merger. Medicis will not be obligated to make annual premium payments for this insurance if the premiums exceed 200% of the annual premiums paid as of the date of the merger agreement by Inamed for the insurance. If the insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the maximum premium, Medicis will maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the maximum premium.
      If Medicis in its sole discretion elects, by giving written notice to Inamed at least 30 days prior to the effective time of the merger, then, instead of the insurance described above, effective as of the effective time of the merger, Inamed will purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six years after the effective time of the merger with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the effective time of the merger. This coverage will have an aggregate coverage limit over the term of the directors’ and officers’ liability insurance “tail” or “runoff” insurance policy in an amount at least equal to the annual aggregate coverage limit under Inamed’s existing directors’ and officers’ liability policy, and in all other respects will be with reputable and financially sound carriers and no less advantageous on the whole to the existing directors’ and officers’ liability policy coverage.
Financing
      Prior to the closing of the merger, Medicis must obtain all financing required for the transactions contemplated by the merger agreement, including funding the cash portion of the merger consideration. In connection with any financing, Medicis has agreed to:

•	notify Inamed of any proposed or executed amendments to the financing commitment letter that Medicis entered into with Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas;

•	provide to Inamed copies of any other commitment letters and any definitive agreements entered into by Medicis or any of its subsidiaries in connection with the financing commitment letter or any alternative financing and all notices and all proposed or executed amendments or modifications regarding any such documents or arrangements;

•	keep Inamed informed of the status of any contemplated or proposed financing;

•	notify Inamed of any assertion by any lender under the financing commitment letter or any other commitment letter or definitive agreements entered into in relation to a financing that any condition contained in the financing commitment letter, any other commitment letter or definitive agreements entered into in relation to a financing has not been satisfied or cannot be satisfied at the time such condition is required to be satisfied; and

•	discuss with Inamed at Inamed’s reasonable request the status of any contemplated or proposed financing.
      Inamed has agreed to use its reasonable best efforts to provide cooperation, subject to certain restrictions, in connection with the arrangement of any financing, including reasonable participation in meetings and road shows, the provision of information reasonably requested by Medicis and reasonable assistance in the preparation of any offering memoranda, private placement memoranda, prospectuses and similar documents that Medicis may prepare in connection with any financing.
Termination of the Merger Agreement

Termination by Medicis or Inamed
      Either Medicis or Inamed may terminate the merger agreement at any time before the effective time of the merger if:

•	Medicis and Inamed mutually agree to the termination;

•	the merger is not completed by December 19, 2005, which may be extended by either party up to and including January 31, 2006 in the event that (a) Medicis has been unable to obtain funds on terms satisfactory to Medicis sufficient to pay the full amount of the cash merger consideration, or (b) all other conditions to consummation of the merger are satisfied or capable of being satisfied and the sole reason the merger has not been consummated is that one or more of the regulatory conditions have not been satisfied at the time of the extension, except that this right to terminate the merger agreement is not available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of the failure of the merger to close (this date, as it may be extended, is referred to herein as the “termination date”);

•	any governmental entity issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting the merger, and the order, decree, ruling or other action has become final and nonappealable;

•	Inamed stockholders do not adopt the merger agreement and approve the merger at a duly convened stockholders meeting at which the vote to adopt the merger agreement and approve the merger was taken; or

•	Medicis stockholders do not approve the issuance of Medicis common stock to Inamed stockholders in the merger at a duly convened stockholders meeting at which the vote to approve the share issuance was taken.

Termination by Medicis
      Medicis may terminate the merger agreement by written notice at any time prior to completion of the merger if:

•	Inamed breaches or fails to perform any of its representations, warranties or covenants contained in the merger agreement, which would result in a failure of a closing condition relating to the accuracy of the representations and warranties of Inamed or the performance by Inamed of its obligations under the merger agreement and the breach or failure to perform cannot be or has not been cured prior to the termination date;

•	the Inamed board of directors withdraws or adversely modifies its recommendation of the merger, or resolves to do so;

•	the Inamed board of directors approves or recommends to Inamed stockholders an acquisition proposal other than the merger agreement, or resolves to do so;

•	a tender offer or exchange offer for shares of Inamed common stock is commenced (other than by Medicis or any of its affiliates) and the Inamed board of directors recommends that the Inamed stockholders tender their shares in such tender or exchange offer or such board of directors fails to recommend that the Inamed stockholders reject such tender or exchange offer within ten business days after receipt of Medicis’ request to do so; or

•	for any reason Inamed fails to call, hold or convene the Inamed stockholders’ meeting on or before the fifth business day prior to the termination date, subject to certain limitations.

Termination by Inamed
      Inamed may terminate the merger agreement by written notice at any time prior to completion of the merger if:

•	Medicis breaches or fails to perform any of its representations, warranties or covenants contained in the merger agreement, which would result in a failure of a closing condition relating to the accuracy of the representations and warranties of Medicis or the performance of its obligations under the merger agreement and the breach or failure to perform cannot be or has not been cured prior to the termination date;

•	the Medicis board of directors withdraws or adversely modifies its recommendation of the share issuance, or resolves to do so;

•	the Medicis board of directors approves or recommends to Medicis stockholders an acquisition proposal other than the merger agreement, or resolves to do so;

•	a tender offer or exchange offer for shares of Medicis common stock is commenced (other than by Inamed or any of its affiliates) and the Medicis board of directors recommends that the Medicis stockholders tender their shares in such tender or exchange offer or such board of directors fails to recommend that the Medicis stockholders reject such tender or exchange offer within ten business days after receipt of Inamed’s request to do so; or

•	for any reason Medicis fails to call, hold or convene the Medicis stockholders’ meeting on or before the fifth business day prior to the termination date, subject to certain limitations.
Termination Fees

Expense Fees
      Medicis and Inamed have agreed that if the merger agreement is terminated by either Medicis or Inamed due to the other party’s breach of any representation, warranty, covenant or agreement (i) which would result in a failure of the breaching party to perform its obligations under the agreement in all material respects, or (ii) where such representations and warranties are not true and correct as of the effective time of the merger, except where such failure would not constitute a material adverse effect to the breaching party, and neither (i) nor (ii) can be cured prior to the outside date, the breaching party shall pay an expense fee of $10 million to the other party, provided that certain written notice requirements are satisfied.
      Medicis has agreed to pay Inamed an expense fee of $10 million if either Medicis or Inamed terminates the merger agreement due to (i) a governmental entity issuing a final order, decree or rule or taking any other final action restraining, enjoining or otherwise prohibiting the merger and the order, decree, ruling or other action has become final and nonappealable or (ii) the failure of the merger to close by the termination date, where all other conditions to the merger are capable of then being satisfied and the sole reason that the merger has not closed on or prior to the date of termination is that (a) a governmental entity has issued a judgment, injunction, order or decree making the merger illegal or otherwise restraining or prohibiting the closing of the merger and/or (b) the waiting period under the HSR Act shall not have expired or been terminated or the necessary consents and approvals under the antitrust laws have not been obtained (except for consents the failure of which to be obtained would not reasonably be expected to have a material adverse effect on Medicis after the closing of the merger). This expense fee shall not be payable by Medicis if Medicis is required to pay another expense or termination fee.

Termination Fees
      Inamed has agreed to pay Medicis a termination fee of $90 million, less any amount previously paid as specified above, at the earlier of the date that Inamed enters into a definitive agreement providing for an acquisition transaction or the date of the consummation of such transaction if:

•	prior to the Inamed special meeting, any person publicly announces an acquisition proposal relating to Inamed which has not been expressly and bona fide publicly withdrawn;

•	the merger agreement is terminated (i) by either Medicis or Inamed because of Inamed’s failure to obtain the requisite stockholder approval at the Inamed special meeting or (ii) by Medicis as a result of a breach by Inamed of any representation, warranty, covenant or agreement (a) which would result in a failure of Inamed to perform its obligations under the merger agreement in all material respects, or (b) where such representations and warranties are not true and correct as of the effective time of the merger, except where such failure would not constitute a material adverse effect to Inamed, and neither (a) nor (b) can be cured prior to the termination date; and

•	within 12 months after the date of termination of the merger agreement, Inamed enters into a definitive agreement with respect to an acquisition transaction or consummates an acquisition transaction.
      Inamed has also agreed to pay Medicis a termination fee of $90 million within two business days following termination of the merger agreement if the merger agreement is terminated by Medicis because:

•	the Inamed board of directors has withdrawn or adversely modifies its recommendation with respect to the merger, or resolves to do so;

•	the Inamed board of directors approves or recommends to Inamed stockholders, or resolves to do so, an acquisition proposal other than the merger agreement;

•	a tender offer or exchange offer for shares of Inamed common stock is commenced (other than by Medicis or any of its affiliates) and the Inamed board of directors recommends that the Inamed stockholders tender their shares in such tender or exchange offer or fails to recommend that the Inamed stockholders reject such tender or exchange offer within ten business days after receipt of Medicis’ request to do so; or

•	Inamed fails to call, hold or convene the Inamed stockholders’ meeting on or before the fifth business day prior to the termination date, subject to certain limitations.
      Medicis has agreed to pay Inamed a termination fee of $70 million, less any amount previously paid as specified above, at the earlier of the date that Inamed enters into a definitive agreement providing for an acquisition transaction or the date of the consummation of such transaction if:

•	prior to the Medicis special meeting, any person publicly announces an acquisition proposal relating to Medicis which has not been expressly and bona fide publicly withdrawn;

•	the merger agreement is terminated (i) by either Medicis or Inamed because of Medicis’ failure to obtain the requisite stockholder approval at the Medicis special meeting or (ii) by Inamed as a result of a breach by Medicis of any representation, warranty, covenant or agreement (a) which would result in a failure of Medicis to perform its obligations under the merger agreement in all material respects, or (b) where such representations and warranties are not true and correct as of the effective time of the merger, except where such failure would not constitute a material adverse effect to Medicis, and neither (a) nor (b) can be cured prior to the termination date; and

•	within 12 months after the date of termination of the merger agreement, Medicis enters into a definitive agreement with respect to an acquisition transaction or consummates an acquisition transaction.

      Medicis has also agreed to pay Inamed a termination fee of $70 million within two business days following termination of the merger agreement if the merger agreement is terminated by Inamed because:

•	the Medicis board of directors has withdrawn or adversely modifies its recommendation with respect to the merger, or resolves to do so;

•	the Medicis board of directors approves or recommends to Medicis stockholders an acquisition proposal other than the merger agreement, or resolves to do so;

•	a tender offer or exchange offer for shares of Medicis common stock is commenced (other than by Inamed or any of its affiliates) and the Medicis board of directors recommends that the Medicis stockholders tender their shares in such tender or exchange offer or fails to recommend that the Medicis stockholders reject such tender or exchange offer within ten business days after receipt of Inamed’s request to do so; or

•	Medicis fails to call, hold or convene the Medicis stockholders’ meeting on or before the fifth business day prior to the termination date, subject to certain limitations.
      For purposes of determining whether a termination fee is payable, an acquisition transaction is:

•	a merger, consolidation, business combination or similar transaction involving the party or any of its significant subsidiaries pursuant to which the party’s stockholders immediately prior to such transaction would own less than 50% of the aggregate voting power of the entity surviving or resulting from such transaction;

•	the sale, lease, exclusive license or other disposition, directly or indirectly of the assets of the party or its subsidiaries representing 50% or more of the consolidated assets of the party and its subsidiaries;

•	the issuance, sale or other disposition of securities representing more than 50% of the voting power of the party;

•	a transaction in which any person or group of persons acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of the outstanding voting capital stock of the party; or

•	any combination of the above.

Litigation Dismissal Fee
      As consideration for Inamed’s dismissal of certain litigation against Medicis and Q-Med AB, Medicis agreed to pay Inamed $16.5 million if:

•	the $10 million expense fee or the $70 million termination fees become payable by Medicis; or

•	the merger agreement is terminated because Medicis stockholders do not approve the issuance of shares pursuant to the merger agreement at the Medicis special meeting.
Effect of Termination
      In the event of termination of the merger agreement by either Medicis or Inamed prior to the effective time of the merger in accordance with the terms of the merger agreement, the merger agreement will immediately become void and have no effect. Medicis, Masterpiece Acquisition Corp., or Inamed will not have any liability or obligation to the other parties, except to the extent that the termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in the merger agreement, and other than the payment of fees and expenses described above under “— Fees and Expenses” and “— Termination Fees,” certain provisions relating to confidentiality, and certain other general provisions which will survive the termination.

Fees and Expenses
      Except as provided under “— Termination Fees,” all fees and expenses incurred in connection with the merger will be paid by the party incurring the fees or expenses, whether or not the merger is consummated, other than expenses incurred in connection with filing, printing and mailing this joint proxy statement/ prospectus, the listing of Medicis common stock on the NYSE and in connection with required filings under the HSR Act, which will be shared equally by Medicis and Inamed.
Public Announcements
      Medicis and Inamed will consult with each other before issuing, and provide each other reasonable opportunity to review and comment upon, any press release or other public statements with respect to the merger and the other transactions contemplated by the merger agreement and will not issue any such press release or make any public statement prior receiving the other party’s consent, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange. However, each party may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made by either party.
Stock Exchange Listing
      Medicis will use all reasonable efforts to cause the shares of Inamed common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the closing of the merger.
Tax Treatment
      Medicis and Inamed intend the merger to qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Each of Medicis, Masterpiece Acquisition Corp. and Inamed will use its commercially reasonable efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Medicis, Masterpiece Acquisition Corp. and Inamed will use their commercially reasonable efforts not to, and not to permit or cause any of their respective subsidiaries to, take any action that could reasonably be expected to impede or prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. For a description of certain tax consequences of the merger, see “The Merger — Material United States Federal Income Tax Consequences.”
      Medicis, Masterpiece Acquisition Corp. and Inamed will cooperate and use their commercially reasonable efforts in order for Medicis to obtain from Latham & Watkins LLP, and Inamed to obtain from Morrison & Foerster LLP, an opinion that for United States federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If these opinions are not rendered, Medicis and Inamed will not complete the merger unless further approval of the Medicis stockholders and the Inamed stockholders is obtained with appropriate disclosure.
Stockholder Litigation
      Inamed will give Medicis the opportunity to participate in the defense or settlement of any stockholder litigation against Inamed and its directors relating to the merger or any other transaction contemplated by the merger agreement. Medicis will give Inamed the opportunity to participate in the defense or settlement of any stockholder litigation against Medicis and its directors relating to the merger or any other transaction contemplated by the merger agreement. No settlement agreement with respect to any stockholder litigation against Medicis or Inamed and their respective directors relating to the merger or any other transaction contemplated by the merger agreement may be agreed to without the consent of the other party.

Medicis Board of Directors
      At or prior to the effective date of the merger, the Medicis board of directors shall take all action necessary so that, effective immediately following the merger, Mitchell S. Rosenthal, M.D., Nicholas L. Teti, Joy A. Amundson (or, in the event that Ms. Amundson is unable to serve as a director, such other current director of Inamed selected by the nominating committee of the Medicis board of directors) and Terry E. Vandewarker shall be appointed to board of directors of Medicis, with Dr. Rosenthal being placed in a class with a term expiring in 2005, Ms. Amundson (or such other current director selected) and Mr. Vandewarker being placed in a class with a term expiring in 2006 and Mr. Teti being placed in a class with a term expiring in 2007. Jonah Shacknai will serve as Chairman of the Medicis board of directors and Mr. Teti will serve as Vice Chairman. It is also currently expected that Mr. Vandewarker and Ms. Amundson will be appointed to the audit committee of the Medicis board of directors along with two current members of the Medicis board of directors.
Inamed Rights Agreement
      Under the merger agreement, Inamed has agreed that it will not:

•	redeem the rights associated with Inamed’s rights agreement;

•	amend its rights agreement, unless required to do so by a court; or

•	adopt a new stockholder rights plan or poison pill.
      In addition, the merger agreement provides that the Inamed board of directors shall not make a determination that Medicis, Masterpiece Acquisition Corp. or any of their respective affiliates or associates is an acquiring person for purposes of Inamed’s rights agreement. On March 20, 2005, Inamed amended its Amended and Restated Rights Agreement dated as of November 16, 1999, as amended, so that its provisions will not apply to the merger agreement or merger with Medicis. The rights agreement will still apply to alternative transactions that might be proposed by other parties without advance approval of the Inamed board of directors.
Medicis Rights Agreement
      Medicis has agreed that it will not:

•	redeem the rights associated with Medicis’ rights agreement;

•	amend its rights agreement, unless required to do so by a court; or

•	adopt a new stockholder rights plan or poison pill.
In addition, the merger agreement provides that the Medicis board of directors shall not make a determination that Inamed, Masterpiece Acquisition Corp. or any of their respective affiliates or associates is an acquiring person for purposes of Medicis’ rights agreement.
      On August 17, 2005, with Inamed’s written consent, Medicis amended and restated its stockholder rights agreement to, among other things, extend the expiration date of the rights issued pursuant to the stockholder rights agreement to August 17, 2015 and increase the authorized number of shares of Medicis preference stock to 1,500,000. For purposes of the merger agreement, all references to the Medicis stockholder rights agreement in effect as of the date of the merger agreement shall be deemed to refer to the Medicis amended and restated stockholder rights agreement.
Amendments, Extensions and Waivers

Amendments
      The merger agreement may be amended by the parties at any time prior to the effective time of the merger by an instrument in writing signed on behalf of each of the parties. However, after the approval of the merger agreement at the special meeting of Inamed stockholders or the approval of the issuance of shares of

Medicis common stock in the merger at the special meeting of Medicis stockholders, there will be no amendment made that by law requires further approval by the stockholders of Medicis or Inamed without the further approval of the stockholders of Medicis or Inamed, respectively.

Extensions and Waivers
      At any time prior to the effective time of the merger, any party to the merger agreement may:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance by the other parties with any of the agreements or conditions contained in the merger agreement (except for those conditions relating to legal opinions); provided that after the Medicis stockholders approve the issuance of shares of Medicis common stock in the merger and the Inamed stockholders adopt the merger agreement and approve the merger, there shall be made no waiver that by law requires further approval by the Medicis or Inamed stockholders, respectively, without such approval.
      Any agreement on the part of either party to any extension or waiver will be valid only if set forth in an instrument in writing signed by that party. The failure of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of those rights.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
      The unaudited pro forma condensed combined statements of income combine the historical consolidated statements of income of Medicis and Inamed, giving effect to the merger and related events as if they had occurred on July 1, 2004, the first day of Medicis’ fiscal year ended June 30, 2005. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of Medicis and the historical consolidated balance sheet of Inamed, giving effect to the merger and related events as if they had been consummated on June 30, 2005. As Medicis and Inamed have different fiscal year ends, Inamed’s consolidated financial information for the latest year ended December 31, 2004 has been recast to Medicis’ June 30, 2005 year end by adding subsequent interim periods and deducting comparable preceding periods for pro forma purposes. The unaudited pro forma condensed combined financial statements include adjustments directly attributable to the merger transaction. The pro forma adjustments are described in the accompanying notes. The pro forma adjustments are based upon available information and assumptions that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results beyond 12 months from the date of the merger. You should read this information in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed combined financial statements;

•	separate historical audited financial statements of Medicis as of and for the year ended June 30, 2005 included in Medicis’ Annual Report on Form 10-K for the year ended June 30, 2005, which is incorporated by reference into this joint proxy statement/ prospectus;

•	separate historical audited financial statements of Inamed as of and for the year ended December 31, 2004 included in Inamed’s Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference into this joint proxy statement/ prospectus; and

•	separate historical unaudited financial statements of Inamed as of and for the six months ended June 30, 2005 and 2004 included in Inamed’s Quarterly Reports on Form 10-Q for the six month period ended June 30, 2005 and 2004, which are incorporated by reference into this joint proxy statement/ prospectus.
      We prepared the unaudited pro forma condensed combined financial information using the purchase method of accounting with Medicis treated as the acquirer. Accordingly, Medicis’ cost to acquire Inamed will be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective estimated fair values as of the date of the merger transaction. Under the HSR Act and other relevant laws and regulations, there are significant limitations regarding what Medicis can learn about specific Inamed scientific projects and product specific revenue that are underway. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. The final purchase price allocation, which will be determined subsequent to the closing of the merger, and its effect on results of operations, may differ significantly from the pro forma amounts included in this section, although these amounts represent management’s best estimate.
      We present the unaudited pro forma condensed combined financial information for informational purposes only. The pro forma information is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the merger at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

Medicis Pharmaceutical Corporation
Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2005

	Historical
			Pro Forma		Pro Forma
	Medicis	Inamed	Adjustments	Notes	Combined

	(In millions)
	Increase/ (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	$177.8	$81.2	$(150.9)	a	$108.1
Short-term investments	425.8	68.2	(300.0)	b	194.0
Accounts receivable, net	47.2	76.9	—		124.1
Inventories, net	20.7	59.7	21.0	c	101.4
Deferred tax assets, net	11.0	8.8	(7.4)	g	12.4
Other current assets	16.4	14.1	—		30.5

Total current assets	698.9	308.9	(437.3)		570.5
Property and equipment, net	6.1	60.4	0.2	d	66.7
Net intangible assets	259.6	49.0	805.2	e	1,113.8
Goodwill	64.7	136.4	1,241.7	f	1,442.8
Deferred tax assets	—	18.3	(18.3)	g	—
Deferred financing costs, net	5.4	—	11.4	h	16.8
Other non-current assets	8.6	1.8	—		10.4

Total assets	$1,043.3	$574.8	$1,602.9		$3,221.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$30.8	$24.2	$—		$55.0
Short-term contract obligation	27.5	—	—		27.5
Current portion of long-term debt	—	12.5	6.5	h	19.0
Income taxes payable	10.2	2.9	—		13.1
Other current liabilities	30.4	39.3	30.0	i	99.7

Total current liabilities	98.9	78.9	36.5		214.3
Contingent convertible senior notes	453.1	—	—		453.1
Long-term debt	—	—	643.5	h	643.5
Deferred tax liability, net	5.0	—	262.6	g	267.6
Other long-term liabilities	—	16.7	2.6	j	19.3

Total liabilities	557.0	95.6	945.2		1,597.8

Commitments and Contingencies
Stockholders’ Equity:
Common stock of Medicis	0.9	—	0.7	k	1.6
Additional paid-in capital — Medicis	539.4	—	1,614.0	k	2,153.4
Common stock of Inamed	—	0.4	(0.4)	1	—
Additional paid-in capital — Inamed	—	260.8	(260.8)	1	—
Deferred compensation	(0.7)	(10.7)	10.7	1	(0.7)
Retained earnings	288.5	226.3	(704.1)	1	(189.3)
Treasury stock, at cost	(341.2)	—	—		(341.2)
Accumulated other comprehensive income (loss)	(0.6)	2.4	(2.4)	1	(0.6)

Total stockholders’ equity	486.3	479.2	657.7		1,623.2

Total liabilities and stockholders’ equity	$1,043.3	$574.8	$1,602.9		$3,221.0

See accompanying notes to unaudited pro forma condensed combined financial information.

Medicis Pharmaceutical Corporation
Unaudited Pro Forma Condensed Combined Statements of Income
For the Year Ended June 30, 2005

	Historical
			Pro Forma		Pro Forma
	Medicis	Inamed	Adjustments	Notes	Combined

	(In millions, except per share data)
	Increase/ (Decrease)
Net revenues	$376.9	$413.8	$—		$790.7
Cost of product revenue(i)	55.4	110.6	6.5	m	172.5

Gross profit	321.5	303.2	(6.5)		618.2

Operating expenses:
Selling, general and administrative	135.2	173.4	(11.9)	m, n	296.7
Research and development	65.7	37.7	—	1	103.4
Depreciation and amortization	22.4	5.3	56.4	d, o	84.1
Restructuring charges	—	(0.7)	—		(0.7)

Total operating expenses	223.3	215.7	44.5		483.5

Operating income	98.2	87.5	(51.0)		134.7
Interest income	11.5	2.5	(6.0)	p	8.0
Interest expense	(10.6)	(1.4)	(50.4)	q	(62.4)
Royalty income and other	—	4.5	—		4.5

Income before income tax expense	99.1	93.1	(107.4)		84.8
Income tax expense	34.1	23.0	(40.4)	r	16.7

Net income	$65.0	$70.1	$(67.0)		$68.1

(i) amounts exclude amortization of intangible assets related to acquired products	$19.6	$4.7	$41.8	o	$66.1
Earnings Per Share (Note 6):
Net income per common share
Basic	$1.18				$0.64

Diluted	$1.01				$0.60

Weighted average number of common shares outstanding
Basic	55.2				106.8

Diluted	70.9				123.7

See accompanying notes to unaudited pro forma condensed combined financial information.

1.	Basis of Presentation and New Accounting Pronouncements
      These unaudited pro forma condensed combined financial statements have been prepared based upon historical financial information of Medicis and Inamed giving effect to the merger transaction and other related adjustments described in these footnotes. Certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted as permitted by SEC rules and regulations. These unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations that would have been achieved had the merger transaction actually taken place at the dates indicated and do not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements.
      The merger transaction will be accounted for using the purchase method of accounting, in accordance with accounting principles generally accepted in the United States, with Medicis treated as the “acquiror” and Inamed as the acquired company.
      Medicis’ most recent fiscal year ended on June 30, 2005 and Inamed’s most recent fiscal year ended on December 31, 2004. Because these fiscal year ends differ by more than 93 days, SEC rules require that the reporting periods be more closely aligned for the purposes of pro forma financial information. For these purposes, the consolidated results of Inamed have been more closely aligned with Medicis, as follows. The consolidated results of Inamed for the latest year ended has been recast to Medicis’ June 30, 2005 year end by adding subsequent interim periods and deducting comparable preceding periods for pro forma purposes (see Note 7).
      The unaudited pro forma condensed combined statements of income combine the historical consolidated statements of income of Medicis and Inamed, giving effect to the merger and related events as if they had occurred on July 1, 2004, the first day of Medicis’ fiscal year ended June 30, 2005. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of Medicis and the historical consolidated balance sheet of Inamed, giving effect to the merger and related events as if they had been consummated on June 30, 2005.
      The unaudited pro forma condensed combined income statements do not reflect significant operational and administrative cost savings, which are referred to as synergies, that management of the combined company estimates may be achieved as a result of the merger transaction, or non-recurring one-time costs that may be incurred as a direct result of the merger transaction.

New Accounting Pronouncements
      EITF No. 04-1 (“Accounting for Pre-existing Relationships between the Parties to a Business Combination”) is effective for business combinations completed after October 13, 2004, the date it was ratified by the FASB. The guidance requires that preexisting contractual relationships that are effectively settled through a business combination be accounted for as if they were settled separately from the combination. As it relates to the planned merger, Medicis agrees to pay Inamed an aggregate of $16.5 million as consideration for Inamed’s dismissal of pending litigation against Medicis, if certain termination or other fees become payable by Medicis, or if the merger agreement is terminated because its stockholder approval is not obtained at the stockholders meeting relating to the merger. In connection with the merger, Inamed filed a motion to dismiss with prejudice Inamed’s patent infringement action. In addition, Inamed consented to the dismissal of the pending litigation, which has been granted and has been made final. Arrangements that are not deemed to be at fair value will generally cause expense to be recognized by Medicis on the merger date. As a result, this settlement is included in the preliminary estimate of purchase price.
      During December 2004, the FASB issued SFAS No. 123R which requires companies to measure and recognize compensation expense for all share-based payments at fair value. Share-based payments include stock option grants. Medicis grants options to purchase common stock to its employees and directors under its stock option plans at prices equal to the market value of the stock on the dates the options were granted. SFAS No. 123R is effective for Medicis beginning July 1, 2005. Medicis is currently evaluating the expected impact that the adoption of SFAS No. 123R will have on its consolidated financial position and results of operations. Medicis expects the adoption of SFAS No. 123R will have an unfavorable impact on its consolidated results of operations and net income per common share. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current guidelines. This requirement will reduce Medicis’ net operating cash flows and increase net financing cash flows in periods after adoption. The unaudited pro forma condensed combined financial statements do not reflect the effects of FAS 123R, however, Medicis expects that certain stock options will become vested on the merger date. The unrecognized compensation expense related to such options at June 30, 2005 is $54.9 million. The remaining unrecognized compensation cost as of the date of the merger will be recognized upon the acceleration of the vesting.

2.	Purchase Price and Financing Considerations

Purchase Price
      The merger agreement provides that each outstanding share of Inamed common stock will be converted into the right to receive 1.4205 shares of Medicis Class A common stock and $30 in cash. Medicis will not issue fractional shares of Medicis common stock in the merger. As a result, the total number of shares of Medicis common stock that each Inamed stockholder will receive in the merger will be rounded down to the nearest whole number, and each Inamed stockholder will receive cash for any fractional share of Medicis common stock that they would otherwise be entitled to receive in the merger. The merger agreement also provides that upon completion of the merger, all options outstanding under various Inamed’s option plans will be assumed by Medicis. Some Inamed outstanding options will be converted into options to purchase shares of Medicis common stock and some Inamed outstanding options will be converted into options to purchase the merger consideration that would have been received if such options had been exercised in full for Inamed common stock immediately prior to the closing of the merger and exchanged for the merger consideration. The conversion ratios and exercise prices are determined in accordance with the merger agreement. The fair value of the assumed options is included as part of the preliminary estimate of the purchase price under accounting principles generally accepted in the United States.

For purposes of presentation in the unaudited pro forma condensed combined financial information, the preliminary estimate of the purchase price for Inamed is assumed to be as follows:

Number of shares of Inamed common stock outstanding as of June 30, 2005 (in thousands)	36,313
Exchange ratio	1.4205

	51,583
Multiplied by Medicis’ average stock price for the period two days prior through two days after the public announcement of the proposed merger on March 21, 2005	$30.19
Share consideration		$1,557.3	million
Number of shares of Inamed common stock outstanding as of June 30, 2005 (in thousands)	36,313
Cash consideration per share	$30.00

Cash consideration		1,089.4	million
Estimated fair value of Inamed stock options outstanding as of June 30, 2005 expected to be exchanged for Medicis stock options or merger consideration*		57.4	million
Estimated value of litigation dismissal fee		(16.5)	million
Estimated transaction costs		29.7	million

Estimated purchase price		$2,717.3	million

*	Estimated fair value of the options is calculated by using an option pricing model, based on appropriate assumptions and Medicis stock price of $30.19, which represented the average stock price for the period two days prior through two days after the March 21, 2005 announcement of the merger transaction.
      The tangible and intangible assets and liabilities assumed of Inamed will be recorded as of the merger transaction date, at their respective fair values, and added to those of Medicis. The reported financial position and results of operations of Medicis after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Inamed. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. The final purchase price allocation, which will be determined subsequent to the closing of the merger, and its effect on results of operations, may differ significantly from the pro forma amounts included in this section, although these amounts represent management’s best estimate.

For the purpose of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of tangible and intangible assets and liabilities assumed as follow:

(In millions)

Book value of net assets acquired at June 30, 2005	$479.2
Eliminate existing goodwill and other intangible assets	(185.4)

Adjusted book value of net assets acquired	293.8
Remaining allocation:
Decrease short term investments to fair value	(0.1)
Increase inventory to fair value(3)	21.0
Increase property and equipment to fair value	0.2
Identifiable intangible assets at fair value(1)	854.2
In-process research and development(2)	461.0
Allocation to unfavorable leases obligation	(2.6)
Increase deferred taxes liabilities	(288.3)
Goodwill	1,378.1

Estimated purchase price	$2,717.3

(1)	We estimate that substantially all of the acquired identifiable intangible assets will be attributable to the following categories:

	Estimated	Estimated	Estimated Annual
	Fair Value	Useful Lives	Amortization

	(In millions)		(In millions)
Core technology including patents	$615.5	8 to 17 years	$39.6
Brand names	137.9	20 years	6.9
Other (consists of customer relationship, distributor relationship, and non-compete agreements)	100.8	2 to 20 years	10.2

	$854.2		$56.7

We recognize that if the final valuation, which is expected to be completed within three to six months from the completion of the merger, derives different amounts from our estimate, we will adjust these expected identifiable intangible amounts to those amounts.

In accordance with the requirements of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), the goodwill associated with the merger will not be amortized.

(2)	As required by Financial Accounting Standards Board Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”), the purchase price allocated to in-process research and development will be immediately expensed.

We do not have sufficient information at this time to provide specifics with regard to individual products, valuation methods and appraisal methods. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other relevant laws and regulations, there are significant limitations regarding the information that can be exchanged between the parties prior to closing the transaction. Medicis and Inamed have not been able to exchange information or engage in specific discussions regarding many of the in-process research and development projects and the range of possible outcomes for these projects.

A valuation performed using the guidance in Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” (“SFAS No. 141”) and the AICPA Practice Aid “Assets Acquired in a Business Combination to Be Used In Research and Development Activities: A Focus on

Software, Electronic Devices and Pharmaceutical Industries” would recommend the fair value be determined using the income approach on a project by project basis utilizing the following information: a forecast of the estimated future net cash flows expected and then discounting these estimated future net cash flows to their present value using an appropriate discount rate that reflects the stage of completion (risk) of the project. This risk adjustment would reflect the probability of success of each project based upon the nature of the product, the scientific data associated with the technology, the current patent situation and the stage of completion of the project. The forecast of future cash flows would require the following assumptions to be made:

•	Revenue that is likely to result from both specific in-process research and development projects and research and development projects not yet commenced, including estimated number of units to be sold, estimated selling prices, estimated market penetration and estimated market share and year over year growth rates over the product life cycles;

•	Cost of sales related to the potential products using historical data, industry data or other sources of market data;

•	Sales and marketing expense using historical financial data of the acquired company, industry data or other market data;

•	General and administrative expense; and

•	Research and development expense.

As data that would be needed to conduct a valuation as described above of specific projects cannot be shared due to legal constraints, and as the process will take more than three months to complete, Medicis has not done a project-by-project valuation of Inamed’s in-process research and development. Inamed has projects in various stages of clinical development. The more significant projects include the development of Responsive (for breast implant), Cohesive (for breast implant), Hydrafill (for facial contouring and wrinkle correction) and Reloxin (for correcting facial contours above eye level). Instead, Medicis determined the $461 million in-process research and development charge included as part of the Pro Forma Financial Data was a reasonable estimate based upon what it knows about the various products within the Inamed pipeline indicated above and the market for such potential products, Medicis’ general understanding of Inamed’s procedures, the amount of money spent on such projects to date and Medicis’ own extensive experience with research and development activities.

Although we believe that Medicis’ estimate of the in-process research and development charge arising from the merger transaction of the Inamed research portfolio is reasonable, no assurance can be given that a project-by-project valuation in accordance with SFAS No. 141 based upon the above cited factors will confirm Medicis’ estimate. If the actual valuation, which is expected to be completed within three to six months from the completion of the merger, derives a different amount from the $461 million estimate, Medicis will adjust the expected write-off to that amount. The expected write-off and related disclosures will be included in the combined company’s periodic filings with the SEC.

(3)	The non-cash inventory purchase accounting adjustment of $21.0 million will impact cost of goods sold during the approximate six months after closing of the acquisition, during which time the inventory on hand on the date of the merger transaction is sold.

Financing Considerations
      The unaudited pro forma condensed combined financial information included herein reflects management’s best estimate of the amounts of financing at the time this unaudited pro forma condensed combined financial information was prepared. The actual amounts of financing will not be determined until shortly before the closing date of the merger. The unaudited pro forma condensed combined financial information presented herein assumes the following:

(i) Medicis will issue approximately 51.6 million shares of Medicis Class A common stock and pay approximately $1,089.4 million cash to Inamed in the transaction. The number of shares to be issued and the additional cash consideration were computed based on the number of shares of Inamed common stock outstanding on June 30, 2005. For purposes of computing the purchase price, the price of the Medicis common stock to be issued is assumed to be $30.19 per common share, which represents the average closing price of Medicis’ common stock on the NYSE two days prior through two days after the public announcement of the proposed merger on March 21, 2005.

(ii) The cash portion of the purchase price will be funded by Medicis in part through:

a. The sale of short term investments with a carrying value of $299.9 million. The net investment income on such short term investment of $6 million for the year 2005 was computed based upon the average yield of 2% during 2005. The sale of short term investments and the elimination of the related annual investment income are reflected as pro forma adjustments in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of income, respectively; and

b. The issuance of $650 million new senior notes at an interest rate of 7.5% using Medicis’ current anticipated borrowing rates for such type of loan. The estimated interest rate is based on current bank prime rate plus applicable margin. The loan is expected to have a seven year term which amortizes at 1% per year in the first six years and 94% in the last year. The estimated fee and other origination costs related to the issuance of the notes is $11.4 million and such cost is being amortized over seven years resulting in $1.6 million of expense per annum. The interest expense on such loan of $48.8 million for the year 2005 was computed based upon the current estimated interest rate. Interest expense and amortization of deferred financing cost have been reflected in the accompanying unaudited pro forma condensed combined statement of income.

3.	Pro Forma Adjustments
      Adjustments included in the column under the heading “Pro Forma Adjustments” in both the unaudited pro forma combined balance sheet and statement of income correspond with the following:

Pro Forma Balance Sheet Adjustments
      (a) The pro forma adjustment represents net proceeds from the issuance of senior debt of $638.6 million and sale of short term investments of $299.9 million and the remittance to Inamed of $1,089.4 million.
      (b) The pro forma adjustment of $300 million is comprised of an adjustment of $0.1 million to write down short term investments to fair value and the sale of short term investments of $299.9 million as part of the financing arrangement.
      (c) The pro forma adjustment of $21 million is to record inventory to fair value from the allocation of purchase price. The revalued inventory would not be expected to have a continuing impact on the combined results and, as such, has not been reflected in the accompanying unaudited pro forma condensed combined statements of income.
      (d) The pro forma adjustment of $0.2 million is to record property and equipment to fair value from the allocation of purchase price. The revalued property and equipment will resulted in a higher depreciation expense of approximately $0.04 million per annum calculated on a straight line basis with estimated useful lives of three to five years. As the net increase in depreciation is immaterial, it has not been reflected in the accompanying unaudited pro forma condensed combined statements of income.
      (e) The adjustment to net intangible assets account balances of $805.2 million represents the elimination of acquired historical Inamed intangible assets of $49 million and to record the estimated value of identifiable intangible assets from the purchase price allocation of $854.2 million.
      (f) The pro forma adjustment represents the elimination of acquired historical Inamed goodwill balance of $136.4 million and to record goodwill from the purchase price allocation of $1,378.1 million.

      (g) To record a $7.4 million current deferred income tax liability and a $280.9 million non-current deferred income tax liability for purchase price basis adjustments at an estimated combined statutory rate of 35% and to net the $18.3 million of Inamed historic non-current deferred income tax assets against the $280.9 million non-current deferred tax liability established for the purchase price basis adjustments.
      (h) To record the issuance of $650 million senior debt and $11.4 million related financing cost, to finance the merger and the impact of this financing arrangement using Medicis’ current anticipated borrowing rates for such types of loan. The current portion of the debts based on the current estimated repayment term is $6.5 million and $643.5 million is long-term.
      (i) The adjustment to other current liabilities account balances represents the accrual of the direct merger transaction costs of approximately $29.7 million and $0.3 million accrual for bonus payment to certain executives in lieu of the acceleration of their stock options and restricted stock granted prior to the merger. Medicis will incur approximately $29.7 million of direct merger transaction costs which are classified as liabilities and represent an estimate of the costs primarily consisting of investment banker fees and legal and professional fees and have been included in the purchase price. Actual costs may vary from such estimates.
      (j) The adjustment to other long term liabilities account balances of $2.6 million represents the purchase price allocation to the unfavorable lease obligation acquired from Inamed.
      (k) The adjustment to common stock of $0.7 million represents the estimate par value of the shares to be issued by Medicis to effect the combination. The adjustment to additional paid-in-capital represents the estimated fair value of the replacement stock options at $57.4 million issued by Medicis to Inamed’s options holders and the stock merger consideration to Inamed estimated at $1,556.6 million net of the amounts allocated to the par values of the common stock.
      (l) The pro forma adjustments represent the elimination of acquired historical Inamed stockholders’ equity. The adjustment to retained earnings balance also includes the write off of the $16.5 million litigation dismissal fee, $0.3 million bonus payment (see Note i) and $461 million in-process research and development from the purchase price allocation as required by FIN 4. These adjustments would not be expected to have a continuing impact on the combined results and, as such, have not been reflected in the accompanying unaudited pro forma condensed combined statements of income.

Pro Forma Statement of Income Adjustments
      (m) The pro forma adjustment represents $6.5 million Inamed royalty expense reclassified from selling, general and administration to conform to Medicis’ presentation. Inamed records depreciation of property and equipment under the functional captions in its statement of income. No pro forma adjustment has been made to reclassify the historical depreciation expense of Inamed of approximately $4.5 million recorded under cost of product revenue. Such depreciation expense continues to be reflected under cost of product revenue of the statement of income on a pro forma basis.
      (n) The pro forma adjustment represents $0.4 million offset to rental expense as a result of the amortization of the unfavorable lease obligation capitalized from the purchase price allocation, $5 million Inamed depreciation expense reclassified to depreciation and amortization and $6.5 million Inamed royalty expense reclassified to cost of product revenue to conform to Medicis’ presentation.
      (o) The adjustment to depreciation and amortization represents a $5 million reclassification from selling, general and administration, the elimination of amortization expense of $5.3 million related to the Inamed historical intangible assets and the additional amortization expense of $56.7 million for identified intangible assets from the allocation of purchase price. Included in the additional amortization expense is a net increase of $41.8 million in amortization of certain intangible assets related to acquired products, such as core technology and brand name, which is not included in the cost of product revenue. The combined company expects to amortize the estimated fair value of the identifiable intangible assets with finite lives of approximately $854.2 million on a straight-line basis over an estimated average useful life of 16 years. In addition, the combined company expects to amortize tangible assets over an estimated average useful life of five years for real property and three to five years for machinery and equipment, etc. Upon finalization of all asset valuations, specific useful lives will be assigned to the acquired assets, and depreciation and amortization will be adjusted accordingly.
      (p) The adjustment represents the reduction in investment income of $6 million and considers the effect from the sale of short term investment.
      (q) The adjustment represents interest expenses of $48.8 million and amortization of deferred financing cost of $1.6 million related to the new debts. The current estimated interest expenses would increase by $0.8 million, $0.5 million net of tax, if the bank prime rate is increased by 1/8%.
      (r) Adjustment represents the income tax effect of all unaudited pro forma condensed consolidated statement of income adjustments using the enacted tax rate(s) that would apply in the applicable tax jurisdiction(s) where the adjustment is incurred. The estimated combined United States federal and state statutory rate applied to the adjustments when applicable is 40%. The estimated combined worldwide statutory rate applied when applicable is 35%.

4.	Cost savings
      The pro forma condensed combined financial statements do not reflect the expected realization of annual recurring cost savings of approximately $15 million to $20 million in the first full year of operations. These savings are expected to result from, among other things, the reduction of overhead expenses, changes in corporate infrastructure, elimination of business integration costs and duplicative facilities and the leveraging of the combined annual external purchases. Although management expects that cost savings will result from the merger, there can be no assurance these cost savings will be achieved.

5.	Merger Related Costs
      Medicis’ preliminary integration plan includes total merger related costs of approximately $25.9 million, $15.5 million net of income taxes. Through June 30, 2005, Medicis has recorded $5.3 million in business integration planning costs in its historical statement of income. Future costs are not included in the purchase price allocation but are period costs which will be charged to the statement of income as incurred over approximately a two year period subsequent to the closing of the merger transaction. As these costs are not a part of the normal operations of Medicis, they have not been reflected in the accompanying unaudited pro forma condensed combined statements of income. These costs include expenses related to retention bonuses for Inamed employees, employee-related restructuring and integration expenses, system migration, product integration and other infrastructure costs. Except as described above, the vesting of Medicis stock options will occur on the date of the merger for all other option holders as provided by the original terms of the option grants. As integration plans are finalized and implemented, such costs will be more precisely quantified. Actual costs may vary materially from these preliminary estimates.

6.	Pro Forma Earnings Per Share
      Pro forma earnings per common share for the year ended June 30, 2005 have been calculated based on a pro forma basis which reflects the issuance of 51.6 million Medicis Class A common shares and 2.6 million Medicis common shares under options (1.2 million dilutive effect using the treasury stock method) to Inamed in the merger as described below.

(In millions except
per share data)

BASIC
Pro forma net income	$68.1

Historical Medicis basic weighted average shares	55.2
Incremental shares issued in the merger	51.6
Pro forma combined basic weighted average shares	106.8

Pro forma basic net income per common share	$0.64

DILUTED
Pro forma net income	$68.1
Add:
Historical Medicis tax-effected interest expense and issue costs related to Old Notes	3.3
Historical Medicis tax-effected interest expense and issue costs related to New Notes	3.4

Pro forma net income assuming dilution	$74.8

Pro forma combined basic weighted average shares	106.8
Effect of dilutive securities:
Historical Medicis Old Notes	5.8
Historical Medicis New Notes	7.3
Historical Medicis stock options and restricted stock	2.6
Incremental dilutive securities (stock options)	1.2

Pro forma combined diluted weighted average shares	123.7
Pro forma diluted net income per common share	$0.60

      Diluted net income per common share is calculated using the “if-converted” method in accordance with EITF 04-8, “Effect of Contingently Convertible Debt on Diluted Earnings per Share.” Diluted net income per share is calculated by adjusting net income for tax-effected net interest and issue costs on the Old Notes and New Notes, divided by the weighted average number of common shares outstanding assuming conversion. For additional information regarding Medicis contingently convertible senior notes, refer to separate historical audited financial statements of Medicis as of and for the year ended June 30, 2005 included in Medicis’ Annual Report on Form 10-K for the year ended June 30, 2005, which is incorporated by reference into this document
      The diluted net income per common share computation for the pro forma basis excludes 2.7 million shares of stock which represented outstanding stock options whose exercise prices were greater than the average market price of the common shares and were anti-dilutive.

7.	Inamed’s Historical Statement of Income for the Year Ended June 30, 2005
      Inamed’s consolidated financial information for the latest year ended has been recast to Medicis June 30, 2005 year end by adding subsequent interim periods and deducting comparable preceding periods for pro forma purposes.

		Subtracting	Adding
	Latest	Preceding	Subsequent
	Year End	Period	Period	Recast

	Jan 1, 2004	Jan 1, 2004	Jan 1, 2005	Year Ended
	to Dec 31,	to June 30,	to June 30,	June 30,
	2004	2004	2005	2005

Net sales	$384.4	$190.5	$219.9	$413.8
Cost of goods sold	97.9	48.4	61.1	110.6

Gross profit	286.5	142.1	158.8	303.2

Operating expenses:
Selling, general and administrative	179.7	98.0	91.7	173.4
Research and development	28.8	11.9	20.8	37.7
Amortization of intangible assets	5.0	2.4	2.7	5.3
Restructuring charges	—	—	(0.7)	(0.7)

Total operating expenses	213.5	112.3	114.5	215.7

Operating income	73.0	29.8	44.3	87.5
Interest income	2.0	1.0	1.5	2.5
Interest expense	(1.5)	(0.7)	(0.6)	(1.4)
Royalty income and other	4.8	2.1	1.8	4.5

Income before income tax expense	78.3	32.2	47.0	93.1
Income tax expense	15.2	4.9	12.7	23.0

Net income	$63.1	$27.3	$34.3	$70.1

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS
      Both Medicis and Inamed are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently governed by the General Corporation Law of the State of Delaware, or the DGCL. Upon completion of the merger, stockholders of Inamed will have their shares of Inamed common stock converted into the right to receive Medicis common stock and cash. Accordingly, upon completion of the merger, the rights of Inamed stockholders who become stockholders of Medicis in the merger will be governed by the DGCL, the amended and restated certificate of incorporation of Medicis, as amended, the amended and restated bylaws of Medicis, and the Amended and Restated Rights Agreement, dated as of August 17, 2005, between Medicis and Wells Fargo Bank Minnesota, N.A., as rights agent, as amended.
      The following is a summary of material differences between the current rights of Medicis stockholders and the current rights of Inamed stockholders. While we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Medicis and Inamed stockholders and it is qualified in its entirety by reference to the DGCL and the various documents of Medicis and Inamed to which we refer in this summary. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. We urge you to read carefully this entire joint proxy statement/ prospectus, the relevant provisions of the DGCL and the other documents to which we refer in this joint proxy statement/ prospectus for a more complete understanding of the differences between being a stockholder of Medicis and being a stockholder of Inamed. Medicis and Inamed have filed with the SEC their respective documents referenced in this comparison of stockholder rights and will send copies of these documents to you, without charge, upon your request. See the section entitled “Additional Information — Where You Can Find More Information.”

	Medicis	Inamed

Authorized Capital Stock	The authorized capital stock of Medicis consists of (i) 150,000,000 shares of Class A Common Stock, par value $0.014 per share, (ii) 1,000,000 shares of Class B Common Stock, par value $0.014 per share and (iii) 5,000,000 shares of Preferred Stock, par value $0.01 per share.	The authorized capital stock of Inamed consists of (i) 100,000,000 shares of common stock, par value $0.01 per share, and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share.
Number of Directors	Medicis’ certificate of incorporation and bylaws provide that the Medicis board of directors will consist of not less than three nor more than twelve directors, the exact number of directors to be determined from time to time by the Medicis board of directors. The Medicis board of directors currently consists of eight directors.	Inamed’s bylaws provide that the Inamed board of directors will consist of not less than three nor more than nine directors, the exact number of directors to be fixed from time to time by the Inamed board of directors. The Inamed board of directors currently consists of six directors.
Classification of Board of Directors	Medicis’ certificate of incorporation classifies the board of directors into three separate classes, consisting as nearly equal in number as may be possible of one-third of the total number of	Inamed’s certificate of incorporation and bylaws do not provide for classification of the board of directors.

	Medicis	Inamed

directors constituting the entire board of directors, with staggered three-year terms.
Quorum of Directors	Medicis’ bylaws provide that a majority of the fixed number of directors constitutes a quorum.	Inamed’s bylaws provide that a majority of the fixed number of directors constitutes a quorum.
Cumulative Voting	Medicis’ certificate of incorporation does not provide for cumulative voting, and accordingly, holders of Medicis’ common stock do not have cumulative voting rights in connection with the election of directors.	Inamed’s certificate of incorporation does not provide for cumulative voting, and accordingly, holders of Inamed’s common stock do not have cumulative voting rights in connection with the election of directors.
Removal of Directors	Section 141(k)(1) of the DGCL provides that, unless a corporation’s certificate of incorporation provides otherwise, directors of a corporation with a classified board of directors may only be removed for cause. Medicis’ certificate of incorporation does not provide otherwise. Any Medicis director or Medicis’ entire board of directors may be removed for cause from the board of directors at any meeting of stockholders by the affirmative vote of a majority in voting power of the outstanding stock entitled to vote in an election of directors.	Inamed’s certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock to elect directors, any director may be removed from office with or without cause by the affirmative vote of the stockholders holding a majority of the shares entitled to vote in the election of such director. This provision makes it easier to remove Inamed directors than it is to remove Medicis directors.
Vacancies on the Board of Directors	Medicis’ certificate of incorporation provides that except as otherwise required by law, any vacancy on the board of directors that results from an increase in the number of directors shall be filled only by a majority of the board of directors then in office, provided that a quorum is present, and any other vacancy occurring in the board of directors shall be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.	Inamed’s certificate of incorporation and bylaws provide that any vacancies and newly created directorships shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred, and until a successor shall have been elected and qualified.
Stockholder Action by Written Consent	Medicis’ certificate of incorporation does not contain a prohibition upon action by written	Inamed’s bylaws provide that any action that may be taken at an annual or special meeting of

	Medicis	Inamed

	consent of stockholders. Medicis’ bylaws provide that any action required to be, or which may be, taken at a meeting of stockholders, may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be (i) signed and dated by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (ii) delivered to Medicis by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Medicis registered office shall be by hand or by certified or registered mail, return receipt requested.	stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent stating the action to be taken is signed by stockholders having no less than the minimum number of votes necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.
Amendment to Certificate of Incorporation	Medicis’ certificate of incorporation provides that Medicis reserves the right to amend, alter, change or repeal any provision contained in its certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders are granted subject to this reservation. Under the DGCL, Medicis’ certificate of incorporation may be amended only if the proposed amendment is approved by the board of directors and holders of a majority of the outstanding stock entitled to vote at the meeting.	Inamed’s certificate of incorporation provides that Inamed reserves the right to adopt, repeal, rescind, alter or amend any provision contained in the certificate of incorporation in the manner prescribed by statute. Under the DGCL, Inamed’s certificate of incorporation may be amended only if the proposed amendment is approved by the board of directors and holders of a majority of the outstanding stock entitled to vote at the meeting. Inamed’s certificate of incorporation also provides that where an interested stockholder, or an affiliate or associate of an interested stockholder, has proposed to repeal, rescind, alter or amend certain provisions of the certificate of incorporation, an affirmative vote of the holders of a majority of the outstanding shares of voting stock voting together as a single class, other than the shares held by the interested stockholder proposing

	Medicis	Inamed

the action, is required to approve the action.
Amendment of Bylaws	Medicis’ certificate of incorporation provides that the board of directors is expressly authorized to adopt, amend or repeal the bylaws.	Inamed’s certificate of incorporation provides that Inamed’s bylaws may be adopted, repealed, rescinded, altered or amended by the board of directors or by an affirmative vote of the holders of a majority of the outstanding shares of voting stock, voting together as a single class.
Special Meeting of Stockholders	Medicis’ bylaws provide that special meetings of the stockholders (i) may be called at any time by the chairman of the board of directors or the president or (ii) shall be called by the president or secretary at the request in writing of a majority of the board of directors.	Inamed’s bylaws provide that special meetings of stockholders may be called at any time by a majority of the board of directors, the chairman of the board of directors, the president, or by the holders of not less than 10% of the voting power of all outstanding shares of voting stock, voting together as a single class.
Notice of Stockholder Meetings	Medicis’ bylaws provide that written notice of each meeting of stockholders, stating the time and place of the meeting and the purpose of any special meeting, shall be mailed to each stockholder entitled to vote at or to notice of such meeting at the address shown on the books of Medicis not less than 10 nor more than 60 days prior to such meeting unless such stockholder waives notice of the meeting.

If an agreement of merger or consolidation or a sale, lease, exchange, or other disposition of all or substantially all the property and assets of Medicis is to be considered at any annual or special meeting, the written notice shall state the purpose of such meeting and shall be given to each stockholder, whether or not entitled to vote thereon, not less than 20 days before such meeting.

	Any stockholder may execute a waiver of notice, in person or by proxy, either before or after any meeting, and shall be deemed to have waived notice if he or she is present at such meeting in person	Inamed’s bylaws provide that written notice of each annual or special meeting stating the date, time, and place of the meeting and the purpose of any special meeting shall be delivered personally or mailed to each stockholder entitled to vote at such meeting at the address shown on the books of Inamed not less than 10 nor not more than 60 days before the date of the meeting.

Medicis	Inamed

or by proxy. If such notice is for a special meeting, the purpose of such meeting shall be stated in the waiver of notice of such meeting and the business transacted at such meeting shall be limited to the matters so stated in said notice and any matters reasonably related thereto.

Notice of any meeting may be given by the chairman of the board of directors, the president or the secretary.
Delivery and Notice Requirements of Stockholder Nominations and Proposals	Medicis’ bylaws provide that any business to be conducted at an annual meeting, including, without limitation, any nomination for election to the board of directors, must be:

• specified in the notice of meeting given by or at the direction of the board of directors;

• brought before the annual meeting by or at the direction of the chair of the meeting, the board of directors, or a committee thereof; or

• brought before the annual meeting, in compliance with notice procedures, by any stockholder of Medicis who is a stockholder of record on the record date for the determination of stockholders entitled to vote at such meeting.

Medicis’ bylaws also provide that a stockholder intending to nominate a candidate for election to the board of directors or to bring any other business before an annual meeting must give timely written notice thereof to the secretary of Medicis.

In order to be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Medicis, not less than 75 days nor more than 105 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided,	Under Inamed’s bylaws, stockholders who are entitled to vote for the election of directors and who provide timely written notice to Inamed’s secretary may nominate a person for election to the board or make a stockholder proposal. Notice is timely if Inamed receives the notice not less than 90 days or more than 120 days prior to the stockholders’ meeting or, if no annual meeting was held in the previous year, not less than 90 nor more than 120 days in advance of May 15 of the current year.

In addition, the stockholder giving notice of nominees for election must provide:

• the name and record address of the stockholder;

• the class and number of shares beneficially owned by the stockholder; and

• certain information about the proposed nominee.

Medicis	Inamed

however, that in the event that the annual meeting is called for a date that is not within the 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the meeting was made, whichever first occurs.

A stockholder’s notice to the secretary shall set forth as to each matter of any other business:

• a brief description of the business desired to be brought before the annual meeting; and

• the reasons for conducting such business at the annual meeting.

A stockholder’s notice to the secretary shall set forth as to the stockholder proposing any such nomination or other business:

• the name and record address of the stockholder;

• the class and number of shares of Medicis stock which are beneficially owned by the stockholder;

• a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of the stockholder in such nomination or business; and

• a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Medicis may require any proposed nominee to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as director.

	Medicis	Inamed

The chair of the meeting shall, if the facts warrant, determine and declare to the meeting that the nomination was not made in accordance with procedure, and if he should so determine, shall so declare to the meeting and the nomination shall be disregarded.
Proxy	Medicis’ bylaws provide that a stockholder may vote either in person or by proxy duly executed in writing. No proxy shall be valid after three years from its date unless the proxy expressly provides for a longer period.	Inamed’s bylaws provide that each stockholder may vote in person or by proxy duly executed in writing. No proxy shall be valid after three years from its date unless the proxy expressly provides for a longer period.
Quorum of Stockholders	Medicis’ bylaws provide that the holders of a majority of the shares issued and outstanding and entitled to vote at a meeting, present in person or by proxy, shall constitute a quorum.	Inamed’s bylaws provide that the holders of a majority of the shares issued and outstanding and entitled to vote at a meeting, present in person or by proxy, shall constitute a quorum.
Preemptive Rights	Medicis’ certificate of incorporation does not grant any preemptive rights.	Inamed’s certificate of incorporation does not grant any preemptive rights.
Dividends	The DGCL provides that directors of a corporation may declare and pay dividends out of the corporation’s surplus, or, subject to certain limitations, out of its net profits. Holders of Medicis common stock share ratably any dividend declared by Medicis, subject to the rights of the preferred stockholders.	The DGCL provides that directors of a corporation may declare and pay dividends out of the corporation’s surplus, or, subject to certain limitations, out of its net profits. Inamed’s certificate of incorporation places no additional restrictions on the board’s ability to declare dividends.
Limitation of Personal Liability of Directors	Medicis’ certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director will be personally liable to Medicis or its stockholders for monetary damages for breach of fiduciary duty as a director.	Inamed’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director will be personally liable to Inamed or its stockholders for monetary damages for breach of fiduciary duty as a director.
Indemnification of Officers and Directors	Medicis’ certificate of incorporation and bylaws provide that Medicis will indemnify each person who was or is made a party to or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was	Inamed’s certificate of incorporation does not contain any provisions regarding the indemnification of directors and officers.

Inamed’s bylaws provide that Inamed shall indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action by reason of the person’s service for or at the

Medicis	Inamed

a director, officer or employee of Medicis or is or was serving at the request of Medicis as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or (if serving for another corporation at the request of Medicis) agent or in any other capacity while serving as a director, officer, employee or (if serving for another corporation at the request of Medicis) agent, to the fullest extent authorized by the DGCL, against all expense, liability and loss (including attorneys fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or (if serving for another corporation at the request of Medicis) agent and shall inure to the benefit of his or her heirs, executors and administrators.

Medicis shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors.

The right to indemnification is a contract right and shall include the right to be paid by Medicis the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was, or is rendered by such person while a director or	request of Inamed as follows:

• In the case of actions other than those by or in the right of Inamed, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of Inamed, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

• In the case of actions by or in the right of Inamed, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of Inamed, except that no indemnification will be made in respect of any matter as to which such person shall have been adjudged to liable to Inamed by a court of competent jurisdiction, unless the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses.

Inamed’s bylaws provide that indemnification shall be authorized upon a determination that the person has satisfied the applicable standard of conduct by (i) a majority vote of a quorum consisting of directors not party to the action, (ii) if a quorum of disinterested directors is not obtainable or so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. If the person has

Medicis	Inamed

officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to Medicis of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified.

Medicis’ bylaws also provide that if a claim is not paid in full by Medicis within 90 days after a written claim has been received by Medicis, the claimant may at any time thereafter bring suit against Medicis to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim.

It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to Medicis) that the claimant has not met the standards of conduct which make it permissible under the DGCL for Medicis to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on Medicis.

Neither the failure of Medicis (including its board of directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by Medicis (including its board of directors, independent legal counsel or	been successful on the merits or otherwise, including dismissal without prejudice or settlement without admission of liability, the person will be indemnified against expenses. Any indemnification must be made within 90 days upon the written request of the agent, unless a determination is made that the agent is not entitled to indemnification.

Except as limited by the above, Inamed will advance expenses if the person undertakes to repay the advancement if it is ultimately determined that such person is not entitled to be indemnified. However, no advance will be made if a determination is made by (i) a majority vote of a quorum consisting of directors not party to the action, or (ii) if a quorum of disinterested directors is not obtainable or so directs, by independent legal counsel in a written opinion, that based upon the facts known to the board of directors or counsel at the time the determination is made, the person acted in bad faith and in a manner that the person did not believe to be in or not opposed to the best interest of Inamed, or with respect to a criminal proceeding, that the person believed or had reasonable cause to believe that the conduct was unlawful.

Inamed’s bylaws provide that a person’s right to indemnification is not exclusive of any other rights to which the person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Inamed’s bylaws also provide that Inamed may purchase and maintain insurance against Inamed’s indemnification expenses.

	Medicis	Inamed

stockholders) that the claim ant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Medicis’ certificate of incorporation and bylaws also provide that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Medicis’ certificate of incorporation and bylaws further provide that Medicis may maintain insurance at its expense to protect itself and any director, officer, employee or agent of Medicis or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Medicis would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Appraisal Rights	The DGCL provides that a stockholder has the right, in certain circumstances, to demand an appraisal of the fair value of his or her shares.

Appraisal rights are not available to Medicis stockholders in the merger.	The DGCL provides that a stockholder has the right, in certain circumstances, to demand an appraisal of the fair value of his or her shares.

Appraisal rights are available to Inamed stockholders in the merger. See “The Merger — Appraisal Rights” beginning on page 94.
Certain Business Combination Restrictions	Section 203 of the DGCL protects publicly-traded Delaware corporations from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquiror has gained a significant holding in the corporation. A corporation may	Section 203 of the DGCL protects publicly-traded Delaware corporations from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquiror has gained a significant holding in the corporation. A corporation may

Medicis	Inamed

elect not to be governed by Section 203 of the DGCL. As neither Medicis’ certificate of incorporation nor its bylaws contain this election, Medicis is governed by Section 203 of the DGCL.	elect not to be governed by Section 203 of the DGCL. As neither Inamed’s certificate of incorporation nor its bylaws contain this election, Inamed is governed by Section 203 of the DGCL.
Stockholder Rights Plan	Medicis is a party to the Amended and Restated Rights Agreement dated as of August 17, 2005. The following description of the rights agreement is subject in its entirety to the terms and conditions of the rights agreement. You should read the rights agreement carefully. See “Additional Information — Where You Can Find More Information” below.

Exercisability of Rights. Pursuant to Medicis’ rights agreement, Medicis declared a dividend of one special stock purchase right for each outstanding share of Medicis common stock on August 30, 1995, and one special stock purchase right attaches to each share of Medicis common stock issued after this date and prior to the earlier of any distribution, redemption or final expiration date. Each right entitles the holder after the rights become exercisable to purchase from Medicis one — one hundredth (1/100) of a preferred share at a price of $200, subject to adjustment.

The rights currently are attached to and trade only together with outstanding certificates of Medicis common stock. The rights will not be exercisable or transferable apart from Medicis common stock until the earlier of:

• ten days following a public announcement that a person or group has become an “acquiring person,” or a person who has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of Medicis common stock or 20% or more	Inamed is a party to the Amended and Restated Rights Agreement dated as of November 16, 1999, as amended by Amendment No. 1 dated as of December 22, 1999 and Amendment No. 2 dated as of April 1, 2002. The following description of the rights agreement, as amended, is subject in its entirety to the terms and conditions of the rights agreement. You should read the rights agreement carefully. See “Additional Information — Where You Can Find More Information” below.

Pursuant to the rights agreement, one right is attached to each share of Inamed common stock outstanding.

Exercisability of Rights. The rights become exercisable and henceforth transferable separately from Inamed common stock upon the earlier of:

• ten business days after a person or group has acquired beneficial ownership of 15% or more of Inamed’s outstanding common stock, with certain exceptions; or

• ten business days after a person or group announces a tender or exchange offer which would result in a person or group acquiring 15% or more of Inamed’s outstanding common stock.

Once the rights become exercisable, all rights owned by the acquiring person, and the acquiring person’s affiliates and associates, will be null and void.

If the rights become exercisable as the result of a tender offer, unless redeemed by Inamed, each right will entitle the registered

Medicis	Inamed

for certain institutional investors; or

• ten days, or a later date as approved by a majority of disinterested directors prior to the time any person becomes an acquiring person, after a person or group commences, or announces an intention to commence, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of Medicis common stock or 20% or more for certain institutional investors.

“Flip-In” Feature. If a person becomes an acquiring person, all holders of rights except the acquiring person may, for $200, purchase shares of Medicis common stock with a market value of $400, based on the market price of Medicis common stock prior to such acquisition.

“Flip-Over” Feature. If Medicis is acquired in a merger or similar transaction after an acquiring person becomes such, all holders of rights except the acquiring person may, for $200, purchase shares of the acquiring corporation with a market value of $400 based on the market price of the acquiring corporation’s stock, prior to such merger.

“Exchange” Feature. After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of Medicis’ common stock, the Medicis board of directors may extinguish the rights by exchanging one share of Medicis common stock or an equivalent security for each right, other than rights held by the acquiring person.

Redemption of Rights. The Medicis board of directors may redeem the rights for $0.001 per right at any time before any person or group becomes an	holder to purchase 1/1000 th shares of Series A preferred stock at an exercise price of $80, subject to adjustment. Each share of Series A preferred stock is entitled to a preferential quarterly dividend payment of $1 per share or 1,000 times the aggregate per share amount of all dividends declared on Inamed common stock. In the event of a liquidation, the holders of Series A preferred stock are entitled to a preferential liquidation payment of $1,000 per share, plus accrued dividends, or 1,000 times the aggregate amount to be distributed per share of Inamed common stock.

“Flip-In” Feature. Once a person or group acquires 15% of more of Inamed’s outstanding common stock, each right except the rights held by the acquiring person will entitle its holder to purchase, for the exercise price of the right, that number of shares of Inamed common stock having a market value equal to two times the exercise price of the right.

“Flip-Over” Feature. In the event that Inamed is acquired in a merger or other business combination transaction or similar transaction, each right except the rights held by the acquiring person will entitle its holder to purchase, for the exercise price of the right, that number of shares of the acquiring entity’s common stock having a market value equal to two times the exercise price of the right, unless the rights are earlier redeemed by Inamed.

“Exchange” Feature. At any time after any person or group acquires 15% of Inamed’s common stock but before the person or group’s acquisition of 50% or more of the outstanding common stock, the board of directors may exchange the rights at an exchange ratio of one common share per right.

Redemption of Rights. Inamed

Medicis	Inamed

acquiring person. If the board redeems any rights, it must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $0.001 per right. The redemption price will be adjusted if Medicis has a stock split or stock dividends of its common stock.

Amendment of Rights Agreement. The terms of the rights agreement may be amended by the Medicis board of directors without the consent of the holders of the rights except that after a person or group becomes an acquiring person, the board may not amend the agreement in a way that adversely affects holders of the rights.

Final Expiration Date. The rights expire on August 17, 2015 unless the expiration date is extended or the rights are redeemed or exchanged.

The rights agreement does not apply to the proposed merger with Inamed described in this joint proxy statement/ prospectus.	may redeem the rights in whole at a price of $.01 per right at any time before the close of business on the tenth business day after a person or group obtains 15% or more of Inamed’s outstanding common stock.

Amendment of Rights Agreement. With limited exceptions, the rights agreement may be amended by the board of directors without consent of the holders of the rights at any time before any person or group obtains 15% or more of Inamed’s outstanding common stock. After a person or group acquires 15% or more of Inamed’s common stock, the board of directors may not amend the rights agreement in any respect that may adversely affect the interests of the right holders without their approval.

Final Expiration Date. The rights expire on June 2, 2007 unless the expiration date is extended or the rights are redeemed or exchanged.

Inamed’s rights agreement has been amended in connection with the execution of the merger agreement to exclude the merger agreement and the merger from the scope of the rights agreement. Accordingly, the rights agreement does not apply to the proposed merger with Medicis described in this joint proxy statement/ prospectus.
ADDITIONAL INFORMATION
Stockholder Proposals
      Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proposals for inclusion in a company’s proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the company in a timely manner.

Medicis
      Medicis will hold an annual meeting in the year 2005. For any proposal to be considered for inclusion in the Medicis proxy statement and form of proxy for submission to the stockholders at the Medicis 2005 annual meeting, it must comply with the requirements of Rule 14a-8 under the Exchange Act and be submitted in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to the Corporate Secretary, Medicis Pharmaceutical Corporation, 8125 North Hayden Road, Scottsdale, Arizona 85258, and must have been received no later than June 6, 2005. In addition, Medicis’ bylaws provide for notice procedures to recommend a person for nomination as a director and to propose business to be considered by stockholders at a meeting not included in the Medicis proxy statement. Pursuant to Medicis’ bylaws, notice must have been received by Medicis’ Corporate Secretary between June 22, 2005 and July 22, 2005. The chairman of the meeting may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Inamed
      Any stockholder intending to submit a proposal for inclusion in the proxy statement for the 2005 annual meeting must meet the eligibility and other criteria required under Rule 14a-8 of the Exchange Act which proposal must be in writing and must have been delivered to Inamed’s Corporate Secretary, at Inamed’s principal executive offices at 5540 Ekwill Street, Santa Barbara, California 93111, no later than December 28, 2004 in order to be considered timely. If the 2005 annual meeting is held, written notice of stockholder proposals (other than proposals for inclusion in the proxy) for consideration at the 2005 annual meeting must have been received by Inamed’s Corporate Secretary a reasonable time before Inamed begins to print and mail its proxy statement.
Legal Matters
      The legality of Medicis common stock offered by this joint proxy statement/ prospectus will be passed upon for Medicis by its counsel, Latham & Watkins LLP. Certain United States federal income tax consequences of the merger will be passed upon for Medicis by Latham & Watkins LLP and for Inamed by Morrison & Foerster LLP.
Experts
      The consolidated financial statements of Medicis appearing in Medicis’ Annual Report (Form 10-K) for the year ended June 30, 2005 (including the schedule appearing therein), and Medicis management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements and related financial statement schedule of Inamed Corporation as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
Where You Can Find More Information
      Medicis and Inamed file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either Medicis or Inamed at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of Medicis and Inamed are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.
      Medicis has filed a registration statement on Form S-4 to register with the SEC the Medicis common stock to be issued to Inamed stockholders in the merger. This joint proxy statement/ prospectus is a part of that registration statement and constitutes a prospectus of Medicis, in addition to being a proxy statement of Medicis and Inamed for their respective special meetings. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Medicis, Medicis common stock and Inamed. As allowed by SEC rules, this joint proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.
      The SEC allows Medicis and Inamed to “incorporate by reference” information into this joint proxy statement/ prospectus. This means that Medicis and Inamed can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/ prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/ prospectus or incorporated by reference subsequent to the date of this joint proxy statement/ prospectus. Neither Medicis nor Inamed incorporate the contents of their websites into this joint proxy statement/ prospectus.
      This joint proxy statement/ prospectus incorporates by reference the documents listed below that Medicis and Inamed have previously filed with the SEC. They contain important information about Medicis and Inamed and their financial condition. The following documents, which were filed by Medicis with the SEC, are incorporated by reference into this joint proxy statement/ prospectus:

•	annual report of Medicis on Form 10-K for the fiscal year ended June 30, 2005, filed with the SEC on September 13, 2005;

•	proxy statement on Schedule 14A dated October 18, 2004, filed with the SEC on October 21, 2004:

•	current report of Medicis on Form 8-K dated October 19, 2005, filed with the SEC on October 20, 2005;

•	the description of the amended and restated rights agreement, contained in the registration statement on Form 8-A/ A filed pursuant to Section 12 of the Exchange Act, dated August 17, 2005, filed with the SEC on August 18, 2005 and any amendment or report filed with the SEC for the purpose of updating the description; and

•	the description of the common stock of Medicis contained in its registration statement, filed with the SEC on Form 8-A dated April 11, 1990 and any amendment or report filed with the SEC for the purpose of updating the description.
      The following documents, which were filed by Inamed with the SEC, are incorporated by reference into this joint proxy statement/ prospectus:

•	annual report of Inamed on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005;

•	amendment to the annual report of Inamed on Form 10-K/ A for the fiscal year ended December 31, 2004, filed with the SEC on April 29, 2005;

•	quarterly report of Inamed on Form 10-Q for the quarterly period ended March 31, 2005, filed with the SEC on May 10, 2005;

•	amendment to the quarterly report of Inamed on Form 10-Q/ A for the quarterly period ended March 31, 2005, filed with the SEC on May 11, 2005;

•	quarterly report of Inamed on Form 10-Q for the quarterly period ended June 30, 2005, filed with the SEC on August 9, 2005;

•	current report of Inamed on Form 8-K dated March 20, 2005, filed with the SEC on March 21, 2005;

•	current report of Inamed on Form 8-K dated May 6, 2005, filed with the SEC on May 6, 2005;

•	current report of Inamed on Form 8-K dated July 15, 2005, filed with the SEC on July 18, 2005;

•	the description of the rights agreement, contained in the registration statement on Form 8-A12G/ A filed pursuant to Section 12 of the Exchange Act, dated November 16, 1999, filed with the SEC on November 19, 1999, and any amendment or report filed with the SEC for the purpose of updating the description; and

•	the description of the common stock of Inamed contained in its registration statement filed pursuant to Section 12 of the Securities Exchange Act of 1934, and any amendment or report filed with the SEC for the purpose of updating the description.
      In addition, Medicis and Inamed incorporate by reference additional documents that either may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/ prospectus and the date of the Medicis and Inamed special meetings, respectively. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Item 7 or Item 8 of any current report on Form 8-K, as well as proxy statements.
      Medicis and Inamed also incorporate by reference the agreement and plan of merger attached to this joint proxy statement/ prospectus as Annex A.
      Medicis has supplied all information contained in or incorporated by reference into this joint proxy statement/ prospectus relating to Medicis, and Inamed has supplied all information contained in or incorporated by reference into this joint proxy statement/ prospectus relating to Inamed.
      You can obtain any of the documents incorporated by reference into this joint proxy statement/ prospectus through Medicis or Inamed, as the case may be, or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Medicis and Inamed without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/ prospectus. Medicis stockholders and Inamed stockholders may request a copy of such documents by contacting the applicable department at:

Medicis Pharmaceutical Corporation	Inamed Corporation
8125 North Hayden Road	5540 Ekwill Street
Scottsdale, Arizona 85258	Santa Barbara, California 93111
(602) 808-8800	(805) 683-6761
Attn: Investor Relations	Attn: Investor Relations
      In addition, you may obtain copies of the information relating to Medicis, without charge, by sending an e-mail to investorIrelations@medicis.com. You may obtain copies of some of this information by making a request through the Medicis investor relations website at www.medicis.com/company/request.asp.
      You may obtain copies of the information relating to Inamed, without charge, by sending an e-mail to investors@inamed.com. You may obtain copies of some of this information by making a request through the Inamed investor relations website at www.inamed.com/contact/investor relations.cgi.
      In order for you to receive timely delivery of the documents in advance of the Medicis and Inamed special meetings, Medicis or Inamed, as applicable should receive your request no later than                     , 2005.
      We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/ prospectus or in any of the materials that we have incorporated into this joint proxy statement/ prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/ prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/ prospectus does not extend to you. The information contained in this joint proxy statement/ prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

EXECUTION COPY
ANNEX A
AGREEMENT AND PLAN OF MERGER
dated as of
March 20, 2005
by and among
MEDICIS PHARMACEUTICAL CORPORATION,
MASTERPIECE ACQUISITION CORP.,
and
INAMED CORPORATION

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
      AGREEMENT AND PLAN OF MERGER, dated as of March 20, 2005 (this “Agreement”), by and among Medicis Pharmaceutical Corporation, a Delaware corporation (“Parent”), Masterpiece Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Inamed Corporation, a Delaware corporation (the “Company”).
      WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, the merger of the Company with and into the Merger Sub (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);
      WHEREAS, for federal income tax purposes, Parent, Merger Sub and the Company intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall be, and hereby is, adopted as a plan of reorganization for purposes of Section 368(a) of the Code; and
      WHEREAS, certain capitalized terms used herein are defined in Section 8.03;
      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
THE MERGER
      Section 1.01.     The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, the Company shall be merged with and into Merger Sub at the Effective Time. Following the Effective Time, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
      Section 1.02.     Closing. The closing of the Merger (the “Closing”) shall take place on the second Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VI (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or, to the extent provided by Law and this Agreement, waiver of those conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Latham & Watkins LLP, 650 Town Center Drive, 20th Floor, Costa Mesa, California 92626, unless another place is agreed to in writing by the parties hereto. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).
      Section 1.03.     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.
      Section 1.04.     Certificate of Incorporation of the Surviving Corporation. The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein, by the DGCL or by applicable Law, except that Article I of the certificate of incorporation of the Surviving

Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation shall be Inamed Corporation.”
      Section 1.05.     Bylaws of the Surviving Corporation. At and after the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until amended as provided therein, by the DGCL or by applicable Law.
      Section 1.06.     Directors and Officers of the Surviving Corporation.
      (a) The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of the Surviving Corporation or as otherwise provided by Law.
      (b) The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of the Surviving Corporation or as otherwise provided by Law.
ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF
THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
      Section 2.01.     Conversion of Securities.
      (a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any capital stock of Merger Sub:

(i) Subject to this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.01(a)(ii) and Dissenting Shares referred to in Section 2.03) shall be converted into the right to receive (A) 1.4205 (the “Exchange Ratio”) shares of Class A common stock, par value $0.014 per share (“Parent Common Stock”), of Parent (the “Stock Merger Consideration”) and (B) $30.00 in cash, without interest (the “Cash Merger Consideration” and, together with the Stock Merger Consideration, the “Merger Consideration”), payable upon the surrender of the Certificates (as defined in Section 2.04(b)). From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate in accordance with Section 2.04, the Merger Consideration pursuant to this Section 2.01(a), any cash in lieu of fractional shares payable pursuant to Section 2.04(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.04(c), without interest.

(ii) All shares of Company Common Stock that are (A) held by the Company as treasury shares or (B) owned by Parent or any wholly-owned Subsidiary of Parent, in each case, immediately prior to the Effective Time, shall be cancelled and retired and shall cease to exist, and no cash, securities of Parent or other consideration shall be delivered in exchange therefor.

(iii) Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.
      (b) Change in Shares. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Cash Merger Consideration, the Exchange

Ratio and the Option Exchange Ratio shall be correspondingly adjusted to provide the holders of Company Common Stock and Company Stock Options the same economic effect as contemplated by this Agreement prior to such event.
      (c) Associated Rights. References in this Agreement to Parent Common Stock shall include, unless the context requires otherwise, the associated preference share purchase rights (“Parent Rights”) issued pursuant to the Rights Agreement dated as of August 15, 1995 between Parent and American Stock Transfer and Trust Company, as Rights Agent, as amended (the “Parent Rights Agreement”). References in this Agreement to Company Common Stock shall include, unless the context requires otherwise, the associated preferred share purchase rights (“Company Rights”) issued pursuant to the Amended and Restated Rights Agreement dated as of November 16, 1999 by and between the Company and U.S. Stock Transfer Corporation, as Rights Agent, as amended prior to the Effective Time (the “Company Rights Agreement”).
      Section 2.02.     Adjustment to Merger Consideration.
      (a) If the amount obtained by dividing (x) the Aggregate Parent Stock Value by (y) the Closing Transaction Value is less than 0.4500, the following shall occur:

(i) The Exchange Ratio shall be adjusted to a number, rounded to the nearest fourth decimal place, equal to (x) the product of 0.4500 and the Closing Transaction Value, divided by (y) the product of the Aggregate Company Share Number and the Closing Parent Stock Price; and

(ii) The Cash Merger Consideration shall be adjusted to an amount, rounded to the nearest cent, equal to the quotient obtained by dividing (x) the amount obtained by subtracting the Aggregate Dissenter’s Value from the product of 0.5500 and the Closing Transaction Value, by (y) the Aggregate Company Share Number.
      (b) In the event that the Exchange Ratio and the Cash Merger Consideration are adjusted as provided for in this Section 2.02, all references in this Agreement to the “Exchange Ratio” and the “Cash Merger Consideration” shall refer to the Exchange Ratio and the Cash Merger Consideration as adjusted in this Section 2.02 except as may be otherwise specified herein.
      (c) For purposes of this Section 2.02, the following terms shall have the following meanings:

(i) “Aggregate Dissenter’s Value” means the product of (x) the aggregate number of Dissenting Shares determined at Closing, and (y) the sum of (1) the Cash Merger Consideration (before any adjustment pursuant to Section 2.02) and (2) the product of the Exchange Ratio (before any adjustment pursuant to Section 2.02) and the Closing Parent Stock Price.

(ii) “Aggregate Cash Amount” means the product of (x) the Cash Merger Consideration (before any adjustment pursuant to Section 2.02) and (y) the Aggregate Company Share Number.

(iii) “Aggregate Company Share Number” means the number obtained by subtracting (x) the aggregate number of shares of Company Common Stock to be cancelled in the Merger pursuant to Section 2.01(a)(ii) and (y) the aggregate number of Dissenting Shares determined at Closing, from (z) the aggregate number of shares of Company Common Stock outstanding on the Closing Date.

(iv) “Aggregate Parent Share Number” means the product of (x) the Exchange Ratio (before any adjustment pursuant to Section 2.02) and (y) the Aggregate Company Share Number.

(v) “Aggregate Parent Stock Value” means the product of (x) the Aggregate Parent Share Number (before any adjustment pursuant to Section 2.02) and (y) the Closing Parent Stock Price.

(vi) “Closing Parent Stock Price” means the mean between the high and low selling prices, regular way, of the Parent Common Stock on the NYSE on the date of the Effective Time.

(vii) “Closing Transaction Value” means the sum of (x) the Aggregate Cash Amount, (y) the Aggregate Parent Stock Value and (z) the Aggregate Dissenters Value.

      (d) Notwithstanding anything in this Agreement to the contrary, this Section 2.02 shall have no force and effect, if, prior to the Closing Date, final or temporary Treasury Regulations are promulgated or other guidance is issued by the IRS upon which the parties to this Agreement can rely, with an effective date prior to the Closing Date, in substantially the same form or with substantially the same effect of Proposed Treasury Regulations Section 1.368-1(e)(2) (REG-129706-04; August 10, 2004).
      Section 2.03.     Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and held by a holder thereof who shall not have voted to adopt this Agreement and who properly exercises and perfects appraisal rights for such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted as described in Section 2.01(a) but shall be converted into the right to receive such consideration as may be determined to be due pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal and payment under the DGCL, the right of such holder to such appraisal of its shares of Company Common Stock shall cease and such shares of Company Common Stock shall be deemed converted as of the Effective Time into the right to receive the Merger Consideration to which any such holder is entitled pursuant to Section 2.01(a), any cash in lieu of fractional shares payable to any such holder pursuant to Section 2.04(e) and any dividends or other distributions to which any such holder is entitled pursuant to Section 2.04(c). The Company shall give Parent (a) prompt notice of any written demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments served pursuant to Section 262 of the DGCL and received by the Company and (b) the opportunity to direct in compliance with all applicable Laws all negotiations and proceedings with respect to demands for appraisals under the DGCL; provided, that any definitive actions taken by the Company at the direction of Parent in respect of any such negotiations and proceedings may be conditioned upon occurrence of the Effective Time. The Company shall not, except with prior written consent of Parent, (i) voluntarily make any payment with respect to any demands for appraisal for Dissenting Shares, (ii) offer to settle, or settle, any such demands, (iii) waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL or (iv) agree to do any of the foregoing.
      Section 2.04.     Exchange of Certificates.
      (a) As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II through the Exchange Agent, (i) certificates representing a number of shares of Parent Common Stock equal to the Exchange Ratio multiplied by the number of outstanding shares of Company Common Stock held by holders of record other than Parent, Merger Sub or any wholly-owned Subsidiary of Parent or Merger Sub, rounded down to the nearest whole number and (ii) an amount of cash sufficient to deliver to holders of Company Common Stock the Cash Merger Consideration. For purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent further agrees to provide to the Exchange Agent, from time to time as needed, immediately available funds sufficient to pay cash in lieu of fractional shares pursuant to Section 2.04(e) and any dividends and other distributions pursuant to Section 2.04(c). Any cash and certificates representing Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid per share of Company Common Stock pursuant to Section 2.01 out of the Exchange Fund. Except as contemplated by Sections 2.04(c) and 2.04(e) hereof, the Exchange Fund shall not be used for any other purpose.
      (b) Promptly (and in any event within five (5) Business Days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate formerly representing Company Common Stock (a “Certificate”), other than Parent or Merger Sub or any wholly-owned Subsidiary of Parent or Merger Sub, (i) a letter of transmittal that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, which letter shall be in customary form and (ii) instructions for effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.01(a)(i) (after taking into account all shares of Company Common Stock then held by such holder), (B) the Cash Merger Consideration which such holder has the right to receive pursuant to Section 2.01(a)(i) in respect of the shares represented by such Certificate and/or (C) a check in the amount equal to the cash that such holder has the right to receive with respect to any fractional shares of Parent Common Stock pursuant to Section 2.04(e) and dividends and other distributions pursuant to Section 2.04(c), if any, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or will accrue on any cash payable pursuant to Section 2.01(a)(i), Section 2.04(c) or Section 2.04(e). In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued and paid with respect to such Company Common Stock to such a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent in accordance with this Section 2.04(b), accompanied by all documents required to evidence and effect such transfer and evidence that any applicable stock transfer taxes have been paid.
      (c) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock, with a record date after the Effective Time, shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.04(e), unless and until the holder of such Certificate shall surrender such Certificate in accordance with Section 2.04(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.04(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.
      (d) The Merger Consideration delivered upon surrender of the Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 2.04(c) or Section 2.04(e)) shall be deemed to have been paid in full satisfaction of all rights pertaining to such share of Company Common Stock.
      (e) No certificates or scrip representing fractional shares of Parent Common Stock, or book-entry credit of the same, shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of Parent. For purposes of this Section 2.04(e), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to the fourth decimal point. In lieu of any such fractional share of Parent Common Stock, each holder of Company Common Stock otherwise entitled to a fraction of a share of Parent Common Stock will be entitled to receive from the Exchange Agent a cash payment in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) an amount equal to the average of the closing sale prices for Parent Common Stock on the NYSE, as reported in The Wall Street Journal, Northeastern edition, for each of the ten consecutive trading days ending with the second complete trading day prior to the Effective Time.
      (f) Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and, from and after such delivery to Parent, any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.04(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.04(c), in each case, without any interest thereon.

      (g) Neither Parent, Merger Sub, the Surviving Corporation, the Exchange Agent nor the Company shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.
      (h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.04(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.04(c), in each case, without any interest thereon.
      (i) Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.
      (j) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to Section 2.04(f). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.
      Section 2.05.     Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent, for any reason, in accordance with Section 2.04(b), shall be canceled against delivery of the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificates, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.04(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.04(c), in each case, without any interest thereon.
      Section 2.06.     Stock Options.
      (a) At the Effective Time and without any action on the part of the parties hereto, each unexercised and unexpired stock option that is then outstanding under the Company Stock Plans (other than options outstanding under the Company’s 1999 Stock Option Plan (the “1999 Option Plan”) or the Company’s 2000 Stock Option Plan (the “2000 Option Plan”)), which options shall be treated as set forth in Section 2.06(b), whether vested or unvested (the “Exchange Options”), shall be assumed by Parent in accordance with the terms (as in effect at the Effective Time) of the Company Stock Plans, the stock option agreement by which such Exchange Option is evidenced (including any amendments thereto) and this Agreement, and converted into an option to purchase Parent Common Stock in accordance with this Section 2.06(a). Each Exchange Option so converted shall continue to have, and be subject to, the same terms and conditions (including restrictions on vesting and exercisability) as set forth in the applicable Company Stock Plan and any applicable agreement thereunder, as in effect immediately prior to the Effective Time, except that, as of the Effective Time, (i) the number of whole shares of Parent Common Stock issuable upon exercise of such

Exchange Option shall be equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Exchange Option, whether or not exercisable, immediately prior to the Effective Time multiplied by 2.3674 (the “Option Exchange Ratio”), rounded down to the nearest whole number of shares of Parent Common Stock, (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Exchange Option so converted shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Exchange Option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent, (iii) the vesting requirements applicable to each Exchange Option which is outstanding as of the date of this Agreement and remains outstanding at the Effective Time shall automatically lapse and such Exchange Option shall become immediately vested and exercisable for all of the shares Parent Common Stock at the time subject to such Exchange Option and may be exercised for any or all of those shares as fully vested shares, (iv) all references in the Company Stock Plan and the agreement evidencing the Exchange Option to the Company shall be deemed to be references to Parent and (v) all references in the Company Stock Plan and the agreement evidencing the Exchange Option to Company Common Stock shall be deemed to be references to Parent Common Stock. Notwithstanding anything to the contrary in this Section 2.06(a), the conversion of any Company Stock Options (regardless of whether such options qualify as “incentive stock options” within the meaning of Section 422 of the Code) into options to purchase Parent Common Stock shall be made in such a manner as would not constitute a “modification” of such Company Stock Options within the meaning of Section 424 of the Code.
      (b) At the Effective Time and without any action on the part of the parties hereto, each unexercised and unexpired stock option that is then outstanding under the 1999 Option Plan or the 2000 Option Plan, whether vested or unvested (the “Conversion Options” and together with the Exchange Options, the “Company Stock Options”), shall be assumed by Parent in accordance with the terms (as in effect at the Effective Time) of the 1999 Option Plan or 2000 Option Plan, as applicable, and the stock option agreement by which such Conversion Option is evidenced (including any amendments thereto) and this Agreement and converted into an option to purchase a number of shares of Parent Common Stock and an amount of cash as determined in accordance with this Section 2.06(b). Each Conversion Option so converted shall continue to have, and be subject to, the same terms and conditions (including restrictions on vesting and exercisability) as set forth in the 1999 Option Plan or 2000 Option Plan, as applicable, and any applicable agreements thereunder, as in effect immediately prior to the Effective Time, except that, as of the Effective Time, (i) each Conversion Option shall be exercisable for the aggregate amount of Merger Consideration the optionee would have been entitled to receive in connection with the Merger in the event he or she exercised the Conversion Option immediately prior to the Effective Time for the number of shares of Company Common Stock that were issuable upon exercise of such Conversion Option, whether or not exercisable, (ii) the exercise price per Unit shall be equal to the sum obtained by dividing the aggregate exercise price payable for the Company Common Stock for which such Conversion Option was exercisable immediately prior to the Effective Time by the number of Units subject to such Conversion Option immediately following the Effective Time, rounded up to the nearest whole cent, (iii) the vesting requirements applicable to each Conversion Option which is outstanding as of the date of this Agreement and remains outstanding at the Effective Time shall automatically lapse and such Conversion Option shall become immediately vested and exercisable for all of the Units at the time subject to such Conversion Option and may be exercised for any or all of such Units without vesting restrictions, (iv) all references in the 1999 Option Plan and the 2000 Option Plan and the agreement evidencing the Conversion Option to the Company shall be deemed to be references to Parent, and (v) all references in the 1999 Option Plan and the 2000 Option Plan and the agreement evidencing the Conversion Option to Company Common Stock shall be deemed to be references to either Parent Common Stock or Units, as the context requires. Notwithstanding the foregoing, the adjustments to be made to the Conversion Options (regardless of whether such options qualify as “incentive stock options” within the meaning of Section 422 of the Code) shall be made in such a manner as would not be intended to constitute a “modification” of such Conversion Options within the meaning of Section 424 of the Code. For purposes of this Section 2.06, “Unit” shall mean one share of Parent Common Stock plus an amount of cash equal to the sum obtained by dividing (x) the aggregate amount of cash for which the Conversion Option is exercisable immediately following the Effective Time (as determined pursuant to (i) above) by (y) the whole number of shares of Parent Common Stock issuable upon exercise of such Conversion Option immediately following the Effective Time (as determined pursuant to (i) above), rounded down to the nearest whole cent. In no event will a Conversion Option be exercisable for a fraction of a Unit.
      (c) Parent shall (i) file with the SEC, as promptly as practicable, and in no event later than three (3) Business Days after the Closing Date, a registration statement on Form S-8 relating to the Parent Common Stock subject to the Company Stock Options, (ii) prior to such filing, take such further actions as may be reasonably necessary to cover under such registration statement (or on a Form S-3 or any other successor or other appropriate form reasonably satisfactory to those persons whose shares are not covered by the Form S-8) shares of Parent Common Stock subject to the Company Stock Options held by those persons eligible under the Company’s registration statement on Form S-8 immediately prior to the Closing Date, and (iii) maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus(es) contained in such registration statement(s)) for so long as the Company Stock Options remain outstanding.
      Section 2.07.     Employee Stock Purchase Plan. The Company shall take all requisite action with respect to the Company’s 2000 Employee Stock Purchase Plan, as amended (the “Company ESPP”), to ensure that (i) all Company Purchase Rights (as defined in Section 3.02) issued and outstanding as of the date of the Company Stockholder Approval (as defined in Section 3.04) will be exercised on such date, (ii) no Company Purchase Rights will be issued and outstanding as of the Effective Time, (iii) conditioned upon the occurrence of the Closing, the Company ESPP will be terminated no later than the Effective Time, and (iv) the Company ESPP will be suspended as of the date of the Company Stockholder Approval and no additional offering periods shall commence on or after the date of the Company Stockholder Approval. The Company shall deliver to Parent prior to the Effective Time sufficient evidence that the Company ESPP will be terminated no later than the Effective Time. In addition, prior to the Company Stockholder Approval, the Company shall take all actions (including, if appropriate, amending the terms of the Company ESPP and the terms of any offering period(s) commencing prior to the Effective Time) that are necessary to provide that, as of the date of the Company Stockholder Approval, participants and former participants in the Company ESPP shall cease to have any right or interest thereunder. Notwithstanding the foregoing, all actions taken and all amendments made pursuant to this Section 2.07 shall be taken or made in compliance with Sections 423 and 424 of the Code and so as not to result in a “modification” under such Sections. All shares of Company Common Stock issued in connection with the exercise of the Company Purchase Rights shall be, at the Effective Time, converted into the right to receive the Merger Consideration in accordance with, and pursuant to, the terms and conditions of this Agreement.
      Section 2.08.     Restricted Stock. All outstanding rights of the Company which it may hold immediately prior to the Effective Time to acquire unvested shares of the Company Common Stock issued pursuant to the Company Restricted Stock Plan (the “Repurchase Rights”) shall lapse at the Effective Time. Notwithstanding the foregoing, all Repurchase Rights which the Company may hold immediately prior to the Effective Time to acquire unvested shares of the Company Common Stock issued after March 20, 2005 (the “Assigned Repurchase Rights”) shall be assigned to Parent at the Effective Time and shall thereafter be exercisable by Parent upon the same terms and conditions in effect immediately prior to the Effective Time, except that (i) the Assigned Repurchase Rights shall be adjusted to apply to the Merger Consideration received in exchange for the unvested shares of the Company Common Stock subject to the Assigned Repurchase Rights and (ii) the repurchase price to be paid (if any) for the Merger Consideration received in exchange for a share of Company Restricted Stock shall be an amount determined by dividing the repurchase price per share of Company Restricted Stock, as determined immediately prior to the Effective Time, by the Option Exchange Ratio, rounded down to the nearest whole cent. In the event that the exercise of an Assigned Repurchase Right would result in the return of Cash Merger Consideration to Parent, Parent shall be entitled to offset the Cash Merger Consideration to be returned against the repurchase price (if any) to be paid.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
      The Company represents and warrants to Parent that except as set forth in the disclosure letter dated as of the date hereof delivered by the Company to Parent (the “Company Disclosure Letter”):
      Section 3.01.     Organization and Qualification. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted. The Company is qualified to transact business and, where applicable, is in good standing in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. True, accurate and complete copies of the certificate of incorporation and bylaws of the Company, in each case, as amended and in effect on the date hereof, including all amendments thereto, have heretofore been filed with the SEC or delivered to Parent.
      Section 3.02.     Capitalization.
      (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of March 10, 2005, (i) 36,189,410 shares of Company Common Stock, including in each case the associated Company Rights, were issued and outstanding, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) no shares of Company Common Stock were held in the treasury of the Company, (iv) 1,754,870 shares of Company Common Stock were reserved for issuance upon exercise of Company Stock Options issued and outstanding, (v) 1,378,395 shares of Company Common Stock were authorized and reserved for future issuance pursuant to the Company Stock Plans (other than shares of Company Common Stock authorized and reserved for future issuance upon exercise of Company Stock Options issued and outstanding) and the Company ESPP and (vi) 25,000 shares of Company Preferred Stock were designated as Series A Junior Preferred Stock, par value $0.01 per share, and were reserved for issuance upon exercise of the Company Rights issued pursuant to the Company Rights Agreement. The Company has delivered or made available to Parent a complete and correct copy of the Company Rights Agreement as in effect on the date hereof. Each issued and outstanding share of capital stock of the Company is, and each share of Company Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which it is issuable, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Since March 10, 2005 through the date hereof, except as permitted by this Agreement, (i) no shares of Company Common Stock have been issued, except in connection with the exercise of purchase rights issued in accordance with the terms of the Company ESPP (“Company Purchase Rights”) or Company Stock Options issued and outstanding and (ii) no options, warrants, securities convertible into, or commitments with respect to the issuance of, shares of capital stock of the Company have been issued, granted or made, except Company Rights in accordance with the terms of the Company Rights Agreement.
      (b) Except for Company Rights, Company Purchase Rights and Company Stock Options issued and outstanding, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating the Company or any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Company Common Stock or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such agreement or commitment. As of the date hereof, there are no obligations, contingent or otherwise, of the Company to (i) repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock or other equity interests of any Subsidiary of the Company or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person other than a Subsidiary. There are no outstanding stock appreciation rights or similar derivative securities or rights of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. There are no voting trusts, irrevocable proxies or other agreements or understandings to which the Company or any Subsidiary of the Company is a party or is bound with respect to the voting of any shares of Company Common Stock. The Company’s Board of Directors has taken all action such that, for so long as this Agreement is in full force and effect, (i) none of Merger Sub or Parent and its Subsidiaries shall become an “Acquiring Person” and no “Shares Acquisition Date” shall occur as a result of the execution, delivery and performance of this Agreement and the consummation of the Merger, (ii) no “Distribution Date” shall occur as a result of the announcement of or the execution of this Agreement or any of the transactions contemplated hereby and (iii) the Company Rights Agreement shall terminate immediately prior to the Effective Time. As used in this Section 3.02(b), the terms “Acquiring Person,” “Distribution Date” and “Shares Acquisition Date” shall have the meanings ascribed to such terms in the Company Rights Agreement. The Company has not agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any Person (except rights which have terminated or expired). Neither the Company nor any of its Subsidiaries has any outstanding obligations in respect of prior acquisitions of businesses to pay, in the form of securities, cash or other property, any portion of the consideration payable to the seller or sellers in such transaction.
      (c) The Company has previously made available to Parent complete and correct copies of each Company Stock Plan and the Company ESPP. Section 3.02(c) of the Company Disclosure Letter sets forth a complete and correct list as of March 18, 2005, of (i) all holders of outstanding Company Stock Options, whether or not granted under the Company Stock Plans, including the date of grant, the number of shares of Company Common Stock originally granted subject to each such option, the exercise price per share, the exercise and vesting schedule, the number of shares of Company Common Stock remaining subject to each such option, and the maximum term of each such option, (ii) all holders of outstanding shares of Company Restricted Stock, including the number and kind of shares subject to the Repurchase Rights, the grant date of such shares, the purchase price per share at which the Company may repurchase the Company Restricted Stock, and the period during which each Repurchase Right may be exercised, and (iii) the number of shares remaining available for purchase under the Company ESPP. Complete and correct copies of the relevant forms of written agreements, including forms of amendments thereto, evidencing the grant of Company Stock Options or Company Restricted Stock and the grant of purchase rights pursuant to the Company ESPP have been provided to Parent by the Company.
      Section 3.03.     Subsidiaries. Each Subsidiary of the Company is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted, and each Subsidiary of the Company is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except in all cases as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by the Company. There are no subscriptions, options, warrants, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting or transfer of any shares of capital stock or other equity interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement. The Company has no material investment in any entity other than its Subsidiaries.
      Section 3.04.     Authority; Non-Contravention; Approvals.
      (a) The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining necessary stockholder approval in connection with this Agreement and the Merger, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement (other than the approval and adoption of this Agreement and the Merger by the affirmative votes of the holders of a majority of the outstanding shares of Company Common Stock and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The affirmative vote of the holders of a majority of the outstanding Company Common Stock entitled to vote at a duly called and held meeting of the Company’s stockholders is the only vote of the holders of capital stock of the Company necessary to approve and adopt this Agreement and the Merger (the “Company Stockholder Approval”).
      (b) At a meeting duly called and held on March 20, 2005, the Board of Directors of the Company unanimously (i) determined that this Agreement and the other transactions contemplated hereby, including the Merger, are advisable and in the best interests of the Company and the Company’s stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the Company’s stockholders. The actions taken by the Board of Directors of the Company constitute approval of the Merger, this Agreement and the other transactions contemplated hereby by the Board of Directors of the Company under the provisions of Section 203 of the DGCL such that the restrictions on “business combinations” as set forth in Section 203 of the DGCL do not apply to this Agreement or the transactions contemplated hereby. No other takeover statute or other similar statute or regulation relating to the Company is applicable to the Merger or the transactions contemplated by this Agreement. Without giving effect to the execution of this Agreement, neither the Company nor any affiliate or associate of the Company is, or has been during the last three years, an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent.
      (c) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby do not and will not violate, conflict with, give rise to the right to modify or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any offer to purchase or any prepayment of any debt, or result in the creation of any Lien, security interest or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective certificate of incorporation or bylaws or similar governing documents of the Company or any of its Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, subject in the case of consummation, to obtaining the Company Required Statutory Approvals and the Company Stockholder Approval, or (iii) any Company Permit or Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, other than, in the case of (ii) and (iii) above, such violations, conflicts, rights to modify, breaches, defaults, terminations, accelerations or creations of Liens, security interests or encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (d) Except for (i) the filings by the Company required by the HSR Act, (ii) the filings by the Company required by Antitrust Laws of foreign jurisdictions, (iii) the applicable requirements of the Exchange Act, (iv) the filing of the Certificate of Merger and (v) any required filings under the rules and regulations of the NASDAQ National Market (the filings and approvals referred to in clauses (i) through (v) collectively, the “Company Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      Section 3.05.     Reports and Financial Statements.
      (a) Since January 1, 2001, the Company has filed with the SEC all material forms, registration statements, prospectuses, reports, schedules and documents (including all exhibits, post-effective amendments and supplements thereto) (the “Company SEC Documents”) required to be filed by it under each of the Securities Act and the Exchange Act, all of which, as amended if applicable, complied in all material respects as to form with all applicable requirements of the appropriate Act, SOX and the rules and regulations thereunder. As of their respective dates (taking into account any amendments or supplements filed prior to the date hereof), the Company SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
      (b) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents, and to the knowledge of the Company, the statements contained in such certifications are true and correct. For purposes of this Section 3.05(b), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.
      (c) The consolidated financial statements of the Company included in the Company SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or 8-K or the applicable rules of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material). The books and records of the Company and its Subsidiaries are maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.
      (d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other of the Company SEC Documents.
      (e) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

      (f) The Company has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by the Exchange Act and the rules promulgated thereunder. The Company’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports.
      (g) Since December 31, 2000, the Company has not received from its independent auditors any oral or written notification of a (x) “reportable condition” or (y) “material weakness” in the Company’s internal controls. For purposes of this Agreement, the terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.
      Section 3.06.     Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements included in the Company’s Form 10-K for the year ended December 31, 2004 (the “Company 10-K”), neither the Company nor any of its Subsidiaries has as of the date hereof any Liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except Liabilities, obligations or contingencies (a) which are accrued or reserved against in the financial statements in the Company 10-K or reflected in the notes thereto, (b) which were incurred in the ordinary course of business and consistent with past practices, (c) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (d) which are of a nature not required to be reflected in the consolidated financial statements of the Company and its Subsidiaries prepared in accordance with GAAP consistently applied.
      Section 3.07.     Litigation. Except as disclosed in the Company SEC Documents prior to the date hereof, as of the date hereof, there are no Actions pending, or, to the knowledge of the Company, threatened in writing against, which relate to or affect the Company or any of its Subsidiaries, before any court or other Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any Governmental Entity or any arbitrator which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There has not, within the last four years, been nor, as of the date hereof, are there any internal investigations or inquiries being conducted by the Company, the Board of Directors of the Company (or any committee thereof) or any other Person at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.
      Section 3.08.     Absence of Certain Changes or Events.
      (a) Except as disclosed in the Company SEC Documents prior to the date hereof, since December 31, 2004 through the date hereof:

(i) the Company and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice;

(ii) there has not been any split, combination or reclassification of any of the Company’s capital stock or any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, in lieu of, or in substitution for, shares of the Company’s capital stock;

(iii) except as required by a change in GAAP, there has not been any change in accounting methods, principles or practices by the Company materially affecting the consolidated financial position or results of operations of the Company; and

(iv) the Company and its Subsidiaries have not made any material Tax election or settled or compromised any material Tax liability or refund, other than Tax elections required by Law, or changed any annual Tax accounting period or method of Tax accounting, filed any material amendment to a Tax Return, entered into any closing agreement relating to any material Tax, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; and

(v) no action has been taken by the Company or its Subsidiaries to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan or Company Stock Option.
      (b) Since December 31, 2004, there has not occurred any circumstance or event, or series of circumstances or events, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
      Section 3.09.     Registration Statement, Etc. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Registration Statement to be filed by Parent with the SEC to register the shares of Parent Common Stock to be issued in the Merger (the “Registration Statement”), (b) the Joint Proxy Statement/ Prospectus (the “Joint Proxy Statement”) to be mailed to the Company’s stockholders in connection with the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be called to consider this Agreement and to Parent’s stockholders in connection with the meeting of Parent’s stockholders (the “Parent Stockholders’ Meeting”) to be called to consider the Share Issuance and (c) any other documents to be filed with the SEC in connection with the transactions contemplated hereby will, at the respective times such documents are filed and at the time such documents become effective or at the time any amendment or supplement thereto becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and, in the case of the Registration Statement, when it becomes effective or at the time any amendment or supplement thereto becomes effective, will cause the Registration Statement or such supplement or amendment to contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or which is necessary in order to make the statements therein not misleading, or, in the case of the Joint Proxy Statement, when first mailed to the stockholders of the Company and the stockholders of Parent, or in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders’ Meeting or the time of the Parent Stockholders’ Meeting, will cause the Joint Proxy Statement or any amendment thereof or supplement thereto to contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation is made by the Company with respect to statements made in any such documents based on information supplied by Parent or with respect to information concerning Parent which is incorporated by reference in such documents.
      Section 3.10.     Compliance with Applicable Law; Permits.
      (a) The Company, its Subsidiaries and their employees hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities (including, without limitation, all those that may be required by the FDA or any other Governmental Entity engaged in the regulation of the Company’s products) which are required for the Company and its Subsidiaries to own, lease, license and operate its properties and other assets and to carry on their respective business in the manner described in the Company SEC Documents filed prior to the date hereof and as they are being conducted as of the date hereof (the “Company Permits”), and all the Company Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

      (b) The Company and its Subsidiaries are, and have been at all times since January 1, 2001, in compliance with the terms of the Company Permits and all applicable Laws relating to the Company and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of the Company Permits or such applicable Law would not, individually or in the aggregate, reasonably be expected to have an Company Material Adverse Effect. Since January 1, 2001, neither the Company nor any of its Subsidiaries has received any notification from any Governmental Entity (i) asserting that the Company or any of its Subsidiaries is not in material compliance with, or at any time since such date has failed to materially comply with, applicable Law or (ii) threatening to revoke any material Company Permit. As of the date hereof, no material investigation or review by any Governmental Entity is pending or, to the knowledge of the Company, has been threatened against the Company or any of its Subsidiaries.
      Section 3.11.     Company Material Contracts; Defaults.
      (a) As of the date hereof and except as filed as exhibits to the Company’s SEC Documents, neither the Company nor any of its Subsidiaries is a party to, and none of their respective assets, businesses or operations is bound by, any Contract (whether written or oral) that (i) is a “material contract” (as such term is defined in Item 601(a)(10) of Regulation S-K promulgated under the Securities Act), (ii) relates to any indebtedness in excess of $500,000, (iii) provides for aggregate payments from it or any of its Subsidiaries in excess of $500,000, has an unexpired term exceeding six months, cannot be terminated without penalty upon not more than sixty (60) days’ prior written notice, and which has yet-to-be performed executory obligations, (iv) materially limits its freedom or the freedom of any of its Subsidiaries to compete in any line of business or with any Person or in any geographical area or which would so materially limit its freedom or the freedom of any of its Subsidiaries so to compete after the Effective Time, (v) relates to the research, development, distribution, supply, license, co-promotion or manufacturing by other Persons of Company Key Products which Contract, if terminated or non-renewed, would reasonably be expected to have a material adverse effect on any Company Key Product; (vi) that relates to a Company Key Product and purports to prohibit the Company or any Subsidiary from contesting the validity or ownership of any other Person’s patent or from challenging the inventorship of any other Person’s invention; (vii) which relates to a Company Key Product and where, in settlement of an actual or threatened action for patent infringement, trade secrets misappropriation or similar intellectual property action, the Company or any Subsidiary purports to acknowledge or agree that certain acts infringe or misappropriate the rights of another Person; (viii) where, in settlement of an actual or threatened action for patent infringement, trade secret misappropriation or similar intellectual property action, another Person agrees in writing not to contest the validity or ownership of Company Owned Intellectual Property which relates to a Company Key Product; (ix) relating to the right of the Company or any Subsidiary to use the name “McGhan”; or (x) to the extent not included within the foregoing, each Company Material License (collectively, the “Company Material Contracts”). Except for Company Material Contracts which have expired pursuant to their terms after the date hereof, each of the Company Material Contracts is valid and binding on the Company or its Subsidiary party thereto and, to the Company’s knowledge, each other Person thereto, and is in full force and effect and enforceable against the Company or such Subsidiary, as the case may be, in accordance with its terms (except as enforcement may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles and (ii) to the extent applicable, securities laws limitations on the enforceability of provisions regarding indemnification in connection with the sale or issuance of securities).
      (b) Neither the Company nor any of its Subsidiaries is in violation, breach or default under any of the Company Material Contracts, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a violation, breach or default, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. No other Person has alleged or claimed that the Company or any of its Subsidiaries or, to the Company’s knowledge, any sublicensee of the Company or any of its Subsidiaries, is in violation, breach or default under any Company Material Contract, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

      Section 3.12.     Taxes.
      (a) Each of the Company and its Subsidiaries has (i) duly and timely filed with the appropriate Tax authority all Tax Returns required to be filed by it through the date hereof, and all such Tax Returns are true, correct and complete in all respects and (ii) paid all Taxes due and owing (whether or not shown due on any Tax Returns), except in each case where the failure to pay such Taxes or the failure of such Tax Returns to be true, correct or complete in all respects would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return. No written claim has ever been made by a Tax authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
      (b) The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the financial statements contained in the most recent Company SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements. Since the date of the financial statements in the most recent Company SEC Filings, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice, except for any liability for Taxes which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (c) There are no Liens for Taxes upon any property or asset of the Company or any Subsidiary thereof, except for Liens (i) for Taxes contested in good faith and reserved against in accordance with GAAP and reflected in the Company SEC Reports filed prior to the date hereof or (ii) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (d) No deficiencies for Taxes with respect to any of the Company and its Subsidiaries have been set forth or claimed in writing, or proposed or assessed by a Tax authority. There are no pending or, to the knowledge of the Company, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any Liability for Taxes with respect to any of the Company and its Subsidiaries, and there are no matters under discussion with any Tax authority, or known to the Company, with respect to Taxes that are likely to result in a material additional Liability for Taxes with respect to any of the Company and its Subsidiaries. No issues relating to Taxes of the Company or its Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to recur with a Company Material Adverse Effect on Taxes in a later taxable period. The Company has delivered or made available to Parent true and complete copies of federal, state and local income Tax Returns of each of the Company and its Subsidiaries and their predecessors for the years ended December 31, 2001, 2002, 2003 and promptly upon their availability, 2004, and true and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by any of the Company and its Subsidiaries or any predecessor, with respect to Taxes. None of the Company, any of its Subsidiaries or any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, or has made any request in writing for any such extension or waiver.
      (e) Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Tax Returns (including without limitation all IRS Forms W-2 and 1099) required with respect thereto have been properly completed and timely filed in all material respects. Neither the Company nor any of its Subsidiaries has classified any individual as an “independent contractor” or similar non-employee status who, according to any Company Benefit Plan or applicable Law, should have been classified as an employee.
      (f) There are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving any of the Company and its Subsidiaries, and, after the Closing Date, none of the Company and its Subsidiaries shall be bound by any such Tax sharing agreements or similar arrangements or have any Liability thereunder for amounts due in respect of periods prior to the Closing Date.

      (g) Except for the affiliated group of which the Company is the common parent, each of the Company and its Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return. Neither the Company nor any of its Subsidiaries has Liability for the Taxes of any Person (including an individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Entity) other than the Company and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.
      (h) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.
      (i) Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
      (j) None of the Company and its Subsidiaries (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of the Company (or under any similar provision of state, local or foreign law); (ii) has agreed, or is or was required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise (or by reason of any similar provision of state, local or foreign law); (iii) has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code; (iv) has been a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), (v) has ever made an election under Section 338 of the Code (or under any similar provisions of state, local or foreign Law), (vi) has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law); (vii) has had a material Liability with respect to Taxes as a result of being a stockholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (viii) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty) or has otherwise become subject to Tax jurisdiction in a country other than the country of its formation.
      (k) Neither the Company nor any of its Subsidiaries has been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) or to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.
      Section 3.13.     Employee Benefit Plans; ERISA.
      (a) Section 3.13(a) of the Company Disclosure Letter includes a complete list, as of the date hereof, of each material employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, or with respect to which the Company or any of its Subsidiaries has or may have any Liability or obligations, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA or any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit or similar arrangement, agreement, plan, program or policy (collectively, the “Company Benefit Plans”). The Company has made available to Parent a copy of each of the Company Benefit Plans, including any amendments thereto, and where applicable, any related trust agreement, annuity or insurance contract, the most recent actuarial valuation, the most recent summary plan description, the most recent prospectus, the most recent IRS determination letter, and the most recent annual report (Form 5500) and audited financial statements.
      (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries have complied, and are now in compliance, with all provisions of all laws and regulations applicable to Company Benefit Plans and each Company Benefit Plan has been administered in accordance with its terms, including the making of all required contributions and the reflection by the Company of all required accruals on its financial statements; (ii) no event or condition exists which would reasonably be expected to subject the Company or any of its Subsidiaries to Liability in connection with the Company Benefit Plans or any plan, program, or policy sponsored or contributed to by any of their respective ERISA Affiliates other than the provision of benefits thereunder in the ordinary course; and (iii) there are no pending or, to the Company’s knowledge, threatened Actions (other than claims for benefits in the ordinary course) relating to Company Benefit Plans which have been asserted or instituted and which would reasonably be expected to result in any Liability of the Company or any of its Subsidiaries.
      (c) In no event will the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or the stockholder approval of the Merger (either alone or in conjunction with any other event, such as termination of employment) result in, cause the accelerated vesting, exercisability, funding or delivery of, or increase the amount or value of, any material payment or benefit to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof or result in a limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust.
      (d) Section 3.13(d) of the Company Disclosure Letter identifies each Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code or is intended to be similarly qualified or registered under applicable foreign law (collectively, the “Company Qualified Plans”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the IRS (or other relevant foreign regulatory agency) has issued a favorable determination letter (or similar approval under foreign law) with respect to each Company Qualified Plan and the related trust that has not been revoked, and the Company knows of no existing circumstances or events that have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust, which cannot be cured without a Company Material Adverse Effect.
      (e) No Company Benefit Plan or Company ERISA Affiliate Plan is, or has ever been, subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.
      (f) No Company Benefit Plan or Company ERISA Affiliate Plan is, or has ever been, a Multiemployer Plan.
      (g) There is no contract, agreement, plan or arrangement to which the Company or any Subsidiary of the Company is a party, including but not limited to the provisions of this Agreement, that, individually or collectively, could give rise to the payment of any material amount that would not be deductible pursuant to Section 162(m) of the Code.
      (h) No amount that could be received (whether in cash or property or the vesting of property), as a result of the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or the stockholder approval of the Merger (either alone or in conjunction with any other event, such as termination of employment), by any employee, officer or director of the Company or any Subsidiary of the Company who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G–1) under any Company Benefit Plan or otherwise could be characterized as a “parachute payment” (as defined in Section 280G(b)(2) of the Code). The Company has made available to Parent all necessary information to determine, as of the date hereof, the estimated maximum amount that could be paid to each disqualified individual in connection with the transactions contemplated by this Agreement under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans currently in effect, assuming that the individual’s employment with the Company is terminated immediately after the Effective Time. The Company has also provided to Parent (i) the grant dates, exercise prices and vesting schedules applicable to each Company Option granted to the individual; (ii) the grant dates and vesting schedules applicable to each grant of Company Restricted Stock, (iii) the “base amount” (as defined in Section 280G(b)(e) of the Code) for each such individual as of the date of this Agreement and (iv) the maximum additional amount that the Company has an obligation to pay to each disqualified individual to reimburse the disqualified individual for any excise tax imposed under Section 4999 of the Code with respect to the disqualified individual’s excess parachute payments (including any taxes, interest or penalties imposed with respect to the excise tax).
      Section 3.14.     Labor and Other Employment Matters.
      (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) no work stoppage, slowdown, lockout, labor strike, material arbitration or other material labor dispute against the Company or any of its Subsidiaries by employees is pending or threatened, (ii) neither the Company nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees, (iii) the Company and each of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wage and hours, (iv) the Company and each of its Subsidiaries has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing, (v) neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice), (vi) there are no material pending claims against the Company or any of its Subsidiaries under any workers’ compensation plan or policy or for long term disability and (vii) there are no material controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective current or former employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity. To the Company’s knowledge, as of the date hereof, no employees of the Company or any of its Subsidiaries are in any material respect in violation of any term of any employment Contract, non-disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or such Subsidiary or to the use of trade secrets or proprietary information of others. As of the date hereof, no employee of the Company or any of its Subsidiaries, at the officer level or above, has given notice to the Company or any of its Subsidiaries that any such employee intends to terminate his or her employment with the Company or any of its Subsidiaries.
      (b) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining Contract with a labor union or labor organization, nor is any such Contract presently being negotiated. From January 1, 2001 to the date hereof, there has not been a representation question respecting any of the employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no campaigns being conducted to solicit cards from employees of the Company or any of its Subsidiaries to authorize representation by any labor organization.
      (c) The Company has identified in Section 3.14(c) of the Company Disclosure Letter and has made available to Parent true and complete copies of (i) all severance and employment agreements with directors, officers or employees of or consultants to the Company or any of its Subsidiaries, (ii) all severance programs and policies of each of the Company and each of its Subsidiaries with or relating to its employees, and (iii) all plans, programs, agreements and other arrangements of each of the Company and each of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change in control provisions. In no event will the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or the stockholder approval of the Merger (either alone or in conjunction with any other event, such as termination of employment) (x) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries or Affiliates from the Company or any of its Subsidiaries or Affiliates under any Company Benefit Plan or otherwise, (y) significantly increase any benefits otherwise payable under any Company Benefit Plan or otherwise, or (z) result in any acceleration of the time of payment or vesting of any benefits.
      (d) Each current and, to the best of Company’s knowledge, former employee of the Company or any of its Subsidiaries who is or was engaged in the invention of products or development of technology or authoring of computer software or other copyrighted materials for the Company or any of its Subsidiaries has executed a written contract obligating such Person to assign to the Company or such Subsidiary all of his or her right, title and interest in any such invention, technology or work of authorship, except where the failure to have executed such a written contract would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on a Company Key Product.
      Section 3.15.     Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company is now and always has been in material compliance with all Environmental Laws; (b) the Company has all the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such permits are in good standing; (c) there is not now and has not been any Hazardous Substance used, generated, treated, stored, transported, disposed of, released, handled or otherwise existing on, under, about, or emanating from or to, any Company owned, leased or operated property associated with the business except in full compliance with all applicable Environmental Laws; (d) the Company has not received any notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law, nor is the Company aware of any information which might form the basis of any such notice or any claim; and (e) there is no site to which the Company has transported or arranged for the transport of Hazardous Substances which to the knowledge of the Company is or may become the subject of any environmental action. True, complete and correct copies of the written reports, and all parts thereof, of all environmental audits or assessments which have been conducted at any Company owned, leased or operated property, have been provided.
      Section 3.16.     Intellectual Property.
      (a) Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all (i) statutory invention certificates, U.S. and foreign patents, utility models, and patent applications and for each, its number, issue date, title, owner and priority information for each country in which such patent has been issued, or the application number, date of filing, title, owner and priority information for each country in which an application is pending; (ii) Company Registered Brand Names, the registration number thereof, and, if applicable, the class(es) of goods or the description(s) of goods or services covered thereby, the countries in which each such Company Registered Brand Name is registered, and the owner of each such Company Registered Brand Name; (iii) Company Unregistered Brand Names, and, if applicable, the application serial number thereof, the date of filing, the countries in which such application was filed and the class of goods or the description of goods or services sought to be covered thereby; (iv) copyright registrations and the number, title of the work, and date of registration thereof for each country in which such copyright has been registered; (v) applications for registration of copyrights, the title of the work, and the date and countries in which each such application was filed; and (vi) domain name registrations, in each case set forth in subsections (i) through (vi) above, included in the Company Owned Intellectual Property as of the date hereof.
      (b) Section 3.16(b) of the Company Disclosure Letter sets forth a complete and accurate list or description, as appropriate, of all Contracts as of the date hereof by which the Company or any of its Subsidiaries has been granted or has granted to others any license to Intellectual Property that is used in or necessary for the conduct of the business of the Company or any of its Subsidiaries, as conducted as of the date hereof, and where (i) such Intellectual Property is embodied in any Company Key Products; (ii) the termination or expiration of such agreement would reasonably be expected to have a Company Material Adverse Effect, (iii) the agreement requires or reasonably could be expected to require the Company or any of its Subsidiaries to pay or be paid royalties or amounts to/from another Person in an aggregate amount of $100,000 or more; (iv) the agreement purports to be an inbound or outbound license of rights on an exclusive basis; or (v) the agreement relates to Intellectual Property which, to the Company’s knowledge, is co-owned by another Person or as to which, to the Company’s knowledge, another Person has a right to acquire, right of first refusal or right of first negotiation (collectively, “Company Material Licenses”); provided, however, Section 3.16(b) of the Company Disclosure Letter need not list licenses of computer software which computer software has not been significantly modified or customized and that is widely available on commercially reasonable terms. A true and complete copy of each Company Material License has been made available to Parent.
      (c) (i) The use of the Company Owned Intellectual Property and Company Licensed Intellectual Property in connection with the operation of the business of the Company or any of its Subsidiaries as conducted as of the date hereof, and (ii) the manufacture, use, offer for sale, and sale of Company Key Products (as such products exist as of the date hereof), do not, to the Company’s knowledge, infringe or misappropriate or otherwise violate the Intellectual Property rights of any other Person, and no claim is pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries alleging any of the foregoing.
      (d) Except for the Company Material Licenses which Parent has been provided copies, and applicable governmental and/or regulatory approvals, and as listed in Section 3.16(d) of the Company Disclosure Letter, no right, license, lease, consent, or other agreement is required with respect to any Intellectual Property for the conduct of the business of the Company or any of its Subsidiaries as conducted as of the date hereof that will require any material payment or the undertaking of any material obligation by the Company or any of its Subsidiaries.
      (e) None of the patents or patent applications required to be listed in Section 3.16(a) of the Company Disclosure Letter is involved in any interference, reexamination, opposition or similar active proceeding which would reasonably be expected to have a material adverse effect thereon, and to the Company’s knowledge, there has been no threat that any such proceeding will hereafter be commenced. None of the Company Registered Brand Names or Company Unregistered Brand Names required to be listed in Section 3.16(a) of the Company Disclosure Letter is involved in any opposition, cancellation, nullification, interference, or similar active proceeding which would reasonably be expected to have a material adverse effect thereon, and to the Company’s knowledge, there has been no threat that any such proceeding will hereafter be commenced.
      (f) The Company or a Subsidiary of the Company is the exclusive owner of the entire and unencumbered right, title and interest in and to each item of the Company Owned Intellectual Property. The Company or a Subsidiary of the Company is entitled to use the Company Owned Intellectual Property and Company Licensed Intellectual Property in the ordinary course of its business as presently conducted, subject only to the terms of the Company Material Licenses of which Parent has been provided copies.
      (g) Other than the Company Owned Intellectual Property and Company Licensed Intellectual Property, there are no items of Intellectual Property that are necessary to the conduct of the business of the Company or any of its Subsidiaries as conducted as of the date hereof. To the knowledge of the Company, the Company Owned Intellectual Property is valid and enforceable, and the Company has the right to enforce such Company Owned Intellectual Property that has not been licensed to another Person on an exclusive basis, and such Intellectual Property has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable (except for challenges and adjudications that may be received in the ordinary course of the prosecution of Intellectual Property applications in Intellectual Property offices) in whole or part.
      (h) No legal proceedings are pending or, to the Company’s knowledge, are threatened against the Company or any of its Subsidiaries or licensors of Company Licensed Intellectual Property (i) based upon, challenging or seeking to deny or restrict the use by the Company of any of the Company Owned Intellectual Property or Company Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold or to be manufactured or sold by the Company or any of its

Subsidiaries or any other operation of the business of the Company or any of its Subsidiaries infringes, misappropriates or violates any Intellectual Property right of any other Person, or (iii) alleging that the Company Material Licenses conflict with the terms of any other Person’s license or other agreement.
      (i) To the Company’s knowledge, no other Person is engaging in any activity that infringes or misappropriates the Company Owned Intellectual Property or Company Licensed Intellectual Property as of the date hereof. The Company and its Subsidiaries have not granted any material license or other material right to any other Person with respect to the Company Owned Intellectual Property or Company Licensed Intellectual Property as of the date hereof other than pursuant to agreements listed in Section 3.11(a) or 3.16(b) of the Company Disclosure Letter.
      (j) To the Company’s knowledge, all material software used in the business of the Company or any of its Subsidiaries is free of all viruses, worms and Trojan horses that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (k) The Company and its Subsidiaries have a license to use all software development tools, library functions, compilers and other third-party software that are material to the business of the Company or any of its Subsidiaries as presently conducted, or that are required to operate or modify the software used in the Company’s or any of its Subsidiaries’ business as presently conducted, except for such licenses the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (l) The Company and its Subsidiaries have taken commercially reasonable measures (but at least commensurate with industry standards) to maintain their material trade secrets in confidence, including contractually requiring licensees, contractors and other Persons with access to such trade secrets to keep such trade secrets confidential.
      (m) To the knowledge of the Company, as of the date hereof (i) there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property of the Company or any of its Subsidiaries by any Person, (ii) no employee, independent Contractor or agent of the Company or any of its Subsidiaries has misappropriated any material trade secrets of any other Person in the course of such performance as an employee, independent contractor or agent, and (iii) no employee, independent contractor or agent of the Company or any of its Subsidiaries is in material default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract which has or is likely to have a Company Material Adverse Effect.
      (n) The Company and each of its Subsidiaries has secured valid written assignments from all current employees and, to the best of the Company’s knowledge, all former employees, who contributed to the creation or development of Company Owned Intellectual Property or the rights to such contributions that the Company or such Subsidiary does not already own by operation of law, and all of its employees have assigned to the Company or such Subsidiary the rights to such contributions that the Company or such Subsidiary does not already own by operation of law, except where the failure to have secured such written assignments would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on any Company Key Product. All employees of the Company or any of its Subsidiaries with access to material confidential information of the Company or any of its Subsidiaries, which information relates to a Company Key Product, are parties to written agreements under which, among other things, each such employee is obligated to maintain the confidentiality of confidential information of the Company or any of its Subsidiaries, except where the absence of such written agreements would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on any Company Key Product. To the knowledge of the Company, as of the date hereof, no employees of the Company or any of its Subsidiaries are in violation thereof.
      (o) The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in or give rise to (i) any right of termination or other right to impair or limit any of the Company’s rights to own or license any of the Company Owned Intellectual Property or Company Licensed Intellectual Property, or (ii) the inability (for any period of time) of the

Surviving Corporation to succeed to the rights and perform the obligations of the Company with respect to the Company Owned Intellectual Property and Company Licensed Intellectual Property, pursuant to the terms of this Agreement.
      (p) To the Company’s knowledge, there are no facts or circumstances that materially adversely affect or are reasonably likely to materially adversely affect the continued supply (either for clinical purposes or in bulk) of the active ingredients of the pharmaceutical products currently used in clinical trials by or for the Company or any of its Subsidiaries.
      Section 3.17.     Real Property.
      (a) Section 3.17(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of all material real property owned by the Company or any of its Subsidiaries as of the date hereof (“Company Owned Real Property”). The Company and each of its Subsidiaries has good and valid title in fee simple to all Company Owned Real Property, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) liens for current taxes, payments of which are not yet delinquent or are being disputed in good faith, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company’s business operations (in the manner presently carried on by the Company), or (iii) for such matters which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (b) Section 3.17(b) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of all material real property leased by the Company or any of its Subsidiaries as of the date hereof (“Company Material Leased Real Property”). A copy of the lease for each Company Material Leased Real Property (the “Company Leases”) has been filed as an exhibit to the Company SEC Documents prior to the date hereof or has been delivered or made available to Parent and Merger Sub. With respect to each of the Company Leases: (i) such Company Lease is legal, valid, and binding on the Company or its Subsidiary party thereto, and, to the Company’s knowledge, each other Person thereto, and is enforceable and in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); (ii) the transactions contemplated by this Agreement do not require the consent of any other party to such Company Lease, will not result in a breach of or default under such Company Lease, or otherwise cause such Company Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) neither the Company nor any of its Subsidiaries, as the case may be, nor, to the knowledge of the Company or any of its Subsidiaries, as the case may be, any other party to the Company Lease is in material breach or default under such Company Lease, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Company Lease; (iv) the other party to such Company Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any of its Subsidiaries; (v) neither the Company nor any of its Subsidiaries, as the case may be, has subleased, licensed or otherwise granted any Person the right to use or occupy such Company Material Leased Real Property or any portion thereof; and (vi) neither the Company nor any of its Subsidiaries, as the case may be, has collaterally assigned or granted any other security interest in such Company Lease or any interest therein, except in the case of (i) through (vi) above, for any such case that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (c) The present use of the land, buildings, structures and improvements on the Company Material Leased Real Property are, in all material respects, in conformity with all Laws, including all applicable zoning Laws, ordinances and regulations and with all registered deeds or other restrictions of record, and neither the Company nor any of its Subsidiaries, as the case may be, has received any written notice of violation thereof, except for such nonconformities or violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, as the case may be, has received any written notice of any material conflict or dispute with any regulatory authority or other Person relating to any Company Material Leased Real Property or the activities thereon, other than where there is no current or reasonably likely material interference with the operations at the Company Material Leased Real Property as presently conducted (or as would be conducted at full capacity).
      (d) Neither the Company nor any of its Subsidiaries, as the case may be, has received any notice from any insurance company of any material defects or inadequacies in the Company Material Leased Real Property or any part thereof, which would materially and adversely affect the insurability of the same or of any termination or threatened (in writing) termination of any policy of insurance relating to any such Company Material Leased Real Property.
      Section 3.18.     Regulatory Compliance.
      (a) Neither the Company nor any of its Subsidiaries has knowledge of any actual or threatened enforcement action by the FDA or any other Governmental Entity which has jurisdiction over the operations of the Company and its Subsidiaries, and none has received notice of any pending or threatened claim against either the Company, its Subsidiaries or any Company Partner, and the Company and its Subsidiaries have no knowledge or reason to believe that any Governmental Entity is considering such action, except where such action would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (b) All material reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA or any Governmental Entity by the Company, its Subsidiaries, or, to the knowledge of the Company, Company Partners have been so filed, maintained or furnished. All such reports, documents, claims, and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no liability exists with respect to such filing.
      (c) Except as described in the Company SEC Documents prior to the date hereof, the Company, its Subsidiaries and, to the knowledge of the Company, Company Partners have not received any FDA Form 483, notice of adverse finding, Warning Letters, untitled letters or other correspondence or notice from the FDA, or other Governmental Entity alleging or asserting noncompliance with any applicable Laws or any licenses, approvals, clearances, authorizations, registrations, certificates, permits, filings, notifications and supplements or amendments thereto required by any applicable Laws, and the Company and its Subsidiaries have no knowledge or reason to believe that the FDA or any Governmental Entity is considering such action, except where such action would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (d) All material licenses, approvals, clearances, authorizations, registrations, certificates, permits, filings, notifications and supplements or amendments thereto that the Company, its Subsidiaries, or, to the knowledge of the Company, Company Partners has received or made to the FDA or any other Governmental Entity has not been limited, suspended, modified or revoked and the Company and its Subsidiaries have no knowledge or reason to believe that the FDA or any other Governmental Entity is considering such action.
      (e) All studies, tests and preclinical and clinical trials being conducted by the Company or its Subsidiaries are, and any such studies or trials being conducted by a Company Partner are to the knowledge of the Company being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable local, state and federal Laws, rules, regulations and guidances, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices, as applicable, and the FDCA and its implementing regulations including, but not limited to, 21 C.F.R. Parts 50, 54, and 56, 58 and 312. The descriptions of the studies, tests and preclinical and clinical trials, including the related results and regulatory status are accurate and complete in all material respects. The Company and its Subsidiaries are not aware of any studies, tests or trials the results of which call into question the clinical results described or referred to in the Company Disclosure Letter and Company SEC reports when viewed in the context in which such results are described and the clinical state of development. The Company and its Subsidiaries have not received any notices, correspondence or other communication from the FDA or any other Governmental Entity requiring the termination, suspension or material modification of any clinical trials conducted by, or on behalf of, the Company or its Subsidiaries, or in which the Company or its Subsidiaries have participated, and the Company and its Subsidiaries have no knowledge or reason to believe that the FDA or any other Governmental Entity is considering such action, except where such action would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (f) The manufacture of products by the Company and its Subsidiaries is, and the manufacture of products by Company Partners is to the knowledge of the Company, being conducted in material compliance with all applicable Laws including the FDA’s current Good Manufacturing Practices. In addition, the Company and its Subsidiaries and, to the knowledge of the Company, the Company Partners, are in material compliance with all other applicable FDA requirements, including, but not limited to, registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207 and all other applicable Law.
      (g) The Company and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any product or product candidate. The Company and its Subsidiaries are not aware of any facts which are reasonably likely to cause (1) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or its Subsidiaries; (2) a change in the marketing classification or a material change in labeling of any such products, or (3) a termination or suspension of marketing of any such products.
      (h) The Company and its Subsidiaries are and at all times have been in material compliance with federal or state criminal or civil laws (including without limitation the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), Stark Law (42 U.S.C. § 1395nn), False Claims Act (31 U.S.C. § 3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), and any comparable state laws), or the regulations promulgated pursuant to such Laws, or which are cause for civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program (“Program”). There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand pending, received or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries which could reasonably result in its exclusion from participation in any Program or other third party payment programs in which the Company or any of its Subsidiaries participates.
      (i) To the Company’s knowledge, the Company and each Subsidiary are and have been in substantial compliance with all applicable Laws and regulations related to 21 C.F.R. Part 11 compliance. The Company and each Subsidiary have policies and procedures or a formal compliance program to ensure compliance with all requirements of 21 C.F.R. Part 11, including those necessary: (i) to ensure that its records are validated and audit trails are generated, such that procedure is compliant with the legal requirements imposed by the appropriate jurisdictions and the jurisdictions in which the Company conducts business; (ii) to analyze and evaluate the potential risks and failures associated with the use of electronic records and electronic signatures; and (iii) to train and educate its new and current employees as required by Law. All such policies, procedures or formal compliance programs are in full compliance with applicable Laws and regulations. A true, accurate and complete copy of the written policies and procedures or formal compliance program described immediately above has been provided to Parent.
      Section 3.19.     Insurance.
      (a) The Company has provided or made available to Parent true, correct and complete copies of its director and officer and employee and officer insurance policies and all policies of insurance material to the Company and its Subsidiaries, taken as a whole, to which the Company or its Subsidiaries is a party or is a beneficiary or named insured. The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are appropriate and reasonable, considering the Company’s and its Subsidiaries’ properties, business and operations.

      (b) Excluding insurance policies that have expired and been replaced in the ordinary course of business, as of the date of this Agreement, to the Company’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of the Company or any Subsidiary of the Company during the period of one year prior to the date hereof. As of the date hereof, to the Company’s knowledge, no event has occurred, including the failure by the Company or any Subsidiary of the Company to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of the Company or any Subsidiary of the Company under any such excess Liability or protection and indemnity insurance policies.
      Section 3.20.     Opinion of Financial Advisor. The Company’s financial advisor, JP Morgan Securities Inc. (the “Company Financial Advisor”), has delivered to the Company’s Board of Directors an oral opinion, to be confirmed in writing, to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.
      Section 3.21.     Brokers and Finders. The Company and its Subsidiaries have not entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of the Company or any of its Subsidiaries to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby, other than fees payable to the Company Financial Advisor. The Company has delivered to Parent a true and complete copy of the engagement letter between the Company and the Company Financial Advisor.
      Section 3.22.     Foreign Corrupt Practices and International Trade Sanctions. To the Company’s knowledge, neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any other similar applicable foreign, Federal or state Law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws and regulations, in each case, except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT
      Parent represents and warrants to the Company that except as set forth in the disclosure letter dated as of the date hereof delivered by Parent to the Company (the “Parent Disclosure Letter”):
      Section 4.01.     Organization and Qualification. Parent is a corporation duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted. Parent is qualified to transact business and, where applicable, is in good standing in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. True, accurate and complete copies of the certificate of incorporation and bylaws of Parent, in each case, as amended and in effect on the date hereof, including all amendments thereto, have heretofore been filed with the SEC or delivered to the Company.
      Section 4.02.     Capitalization.
      (a) The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock, 1,000,000 shares of Class B common stock, par value $0.014 per share (“Parent Class B Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of March 18,

2005, (i) 54,252,846 shares of Parent Common Stock, including in each case the associated Parent Rights, were issued and outstanding, (ii) no shares of Parent Class B Stock or Parent Preferred Stock were issued or outstanding, (iii) 12,712,554 shares of Parent Common Stock were held in the treasury of Parent, (iv) 13,839,278 shares of Parent Common Stock were reserved for issuance upon exercise of Parent Stock Options issued and outstanding, (v) a variable number of shares of Parent Common Stock were subject to outstanding convertible debt (the “Convertible Notes”), (vi) 2,217,648 shares of Parent Common Stock were authorized and reserved for future issuance pursuant to the Parent Stock Plans (other than shares of Parent Common Stock Authorized and reserved for future issuance upon exercise of Parent Stock Options issued and outstanding), and (vii) 623,669 shares of Parent Preferred Stock were designated as Series A Junior Participating Preference Stock, par value $0.01 per share, and were reserved for issuance upon exercise of Parent Rights issued pursuant to the Parent Rights Agreement. Parent has delivered or made available to the Company a complete and correct copy of the Parent Rights Agreement as in effect on the date hereof. Each issued and outstanding share of capital stock of Parent is, and each share of Parent Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which it is issuable, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Since March 18, 2005 through the date hereof, except as permitted by this Agreement, (i) no shares of Parent Common Stock have been issued, except in connection with the exercise of Parent Stock Options issued and outstanding and (ii) no options, warrants, securities convertible into, or commitments with respect to the issuance of, shares of capital stock of Parent have been issued, granted or made, except Parent Rights in accordance with the terms of the Parent Rights Agreement.
      (b) Except for Parent Rights and Parent Stock Options issued and outstanding and the Convertible Notes, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Parent or any Subsidiary of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Parent Common Stock or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such agreement or commitment. As of the date hereof, there are no obligations, contingent or otherwise, of Parent to (i) repurchase, redeem or otherwise acquire any shares of Parent Common Stock or the capital stock or other equity interests of any Subsidiary of Parent or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person other than a Subsidiary. There are no outstanding stock appreciation rights or similar derivative securities or rights of Parent or any of its Subsidiaries. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. There are no voting trusts, irrevocable proxies or other agreements or understandings to which Parent or any Subsidiary of Parent is a party or is bound with respect to the voting of any shares of Parent Common Stock. None of the Company and its Subsidiaries shall become an “Acquiring Person” and no “Shares Acquisition Date” shall occur as a result of the execution, delivery and performance of this Agreement and the consummation of the Merger, and no “Distribution Date” shall occur as a result of the announcement of or the execution of this Agreement or any of the transactions contemplated hereby. As used in this Section 4.02(b), the terms “Acquiring Person,” “Distribution Date” and “Shares Acquisition Date” shall have the meanings ascribed to such terms in the Parent Rights Agreement. Parent has not agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any Person (except rights which have terminated or expired). Neither Parent nor any of its Subsidiaries has any outstanding obligations in respect of prior acquisitions of businesses to pay, in the form of securities, cash or other property, any portion of the consideration payable to the seller or sellers in such transaction.
      (c) Parent has previously made available to the Company complete and correct copies of each Parent Stock Plan. Section 4.02(c) of the Parent Disclosure Letter sets forth a complete and correct list as of March 18, 2005, of all holders of outstanding Parent Stock Options, whether or not granted under the Parent Stock Plans, including the date of grant, the number of shares of Parent Common Stock originally granted subject to each such option, the exercise price per share, the exercise and vesting schedule, the number of shares of Parent Common Stock remaining subject to each such option, and the maximum term of each such option. Complete and correct copies of the relevant forms of written agreements, including forms of amendments thereto, evidencing the grant of Parent Stock Options have been provided to the Company by Parent.
      Section 4.03.     Subsidiaries. Each Subsidiary of Parent is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted, and each Subsidiary of Parent is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except in all cases as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of Parent are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by Parent. There are no subscriptions, options, warrants, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting or transfer of any shares of capital stock or other equity interests of any Subsidiary of Parent, including any right of conversion or exchange under any outstanding security, instrument or agreement. Parent has no material investment in any entity other than its Subsidiaries.
      Section 4.04.     Authority; Non-Contravention; Approvals.
      (a) Parent has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining necessary stockholder approval in connection with this Agreement and the Merger, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by Parent of this Agreement, and the consummation by Parent of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement (other than the approval of the Share Issuance by Parent’s stockholders and the filing and recordation of appropriate merger documents as required by the DGCL and approval of this Agreement by Parent as the sole stockholder of Merger Sub (which approval of Parent shall be obtained promptly after the date hereof)). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The affirmative vote of the holders of Parent Common Stock representing a majority of the votes cast on the proposal relating to the Share Issuance, provided that the total vote cast on the proposal represents over 50% in interest of all shares of Parent Common Stock entitled to vote on the proposal, is the only vote of the holders of capital stock of Parent necessary to approve the Share Issuance (the “Parent Stockholder Approval”).
      (b) At a meeting duly called and held on March 20, 2005, the Board of Directors of Parent (i) determined that this Agreement and the other transactions contemplated hereby, including the Share Issuance, are advisable and in the best interests of Parent and Parent’s stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Share Issuance, and (iii) resolved to recommend approval of the Share Issuance by Parent’s stockholders. No takeover statute or similar statute or regulation relating to Parent is applicable to the Merger or to the transactions contemplated by this Agreement. Without giving effect to the execution of this Agreement, neither Parent nor any affiliate or associate of Parent is, or has been during the last three years, an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company.
      (c) The execution, delivery and performance of this Agreement by Parent and the consummation of the Merger and the other transactions contemplated hereby (including the transactions contemplated by the Financing Commitment Letter) do not and will not violate, conflict with, give rise to the right to modify or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any offer to purchase or any prepayment of any debt, or result in the creation of any Lien, security interest or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective certificate of incorporation or bylaws or similar governing documents of Parent or any of its Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, subject in the case of consummation, to obtaining the Parent Required Statutory Approvals and the Parent Stockholder Approval, or (iii) any Parent Permit or Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, other than, in the case of (ii) and (iii) above, such violations, conflicts, rights to modify, breaches, defaults, terminations, accelerations or creations of Liens, security interests or encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (d) Except for (i) the filings by Parent required by the HSR Act, (ii) the filings by Parent required by Antitrust Laws of foreign jurisdictions, (iii) the applicable requirements of the Exchange Act, (iv) the filing of the Certificate of Merger and (v) any required filings under the rules and regulations of NYSE (the filings and approvals referred to in clauses (i) through (v) collectively, the “Parent Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by Parent or the consummation by Parent of the Merger and the other transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      Section 4.05.     Reports and Financial Statements.
      (a) Since January 1, 2001, Parent has filed with the SEC all material forms, registration statements, prospectuses, reports, schedules and documents (including all exhibits, post-effective amendments and supplements thereto) (the “Parent SEC Documents”) required to be filed by it under each of the Securities Act and the Exchange Act, all of which, as amended if applicable, complied in all material respects as to form with all applicable requirements of the appropriate Act, SOX and the rules and regulations thereunder. As of their respective dates (taking into account any amendments or supplements filed prior to the date hereof), the Parent SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
      (b) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Documents, and to the knowledge of Parent, the statements contained in such certifications are true and correct. For purposes of this Section 4.05(b), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither Parent nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.
      (c) The consolidated financial statements of Parent included in the Parent SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or 8-K or the applicable rules of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material). The books and records of Parent and its Subsidiaries are maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.
      (d) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other the Parent SEC Documents.
      (e) Parent maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
      (f) Parent has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of Parent to engage in the review and evaluation process mandated by the Exchange Act and the rules promulgated thereunder. Parent’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports.
      (g) Since December 31, 2000, Parent has not received from its independent auditors any oral or written notification of a (x) “reportable condition” or (y) “material weakness” in Parent’s internal controls. For purposes of this Agreement, the terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.
      Section 4.06.     Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements included in Parent’s Form 10-K for the year ended June 30, 2004 (the “Parent 10-K”) or the unaudited financial statements included in Parent’s Form 10-Q for the period ended December 31, 2004 (the “Parent 10-Q”), neither Parent nor any of its Subsidiaries has as of the date hereof any Liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except Liabilities, obligations or contingencies (a) which are accrued or reserved against in the financial statements in the Parent 10-K or Parent 10-Q or reflected in the notes thereto, (b) which were incurred in the ordinary course of business and consistent with past practices, (c) which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or (d) which are of a nature not required to be reflected in the consolidated financial statements of Parent and its Subsidiaries prepared in accordance with GAAP consistently applied.
      Section 4.07.     Litigation. Except as disclosed in the Parent SEC Documents prior to the date hereof, as of the date hereof, there are no Actions pending, or, to the knowledge of Parent, threatened in writing against, which relate to or affect Parent or any of its Subsidiaries, before any court or other Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, neither Parent nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any Governmental Entity or any arbitrator which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There has not, within the last four years, been nor, as of the date hereof, are there any internal investigations or inquiries being conducted by Parent, the Board of Directors of Parent (or any committee thereof) or any other Person at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.
      Section 4.08.     Absence of Certain Changes or Events.
      (a) Except as disclosed in the Parent SEC Documents prior to the date hereof, since June 30, 2004 through the date hereof:

(i) Parent and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice;

(ii) there has not been any split, combination or reclassification of any of Parent’s capital stock or any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, in lieu of, or in substitution for, shares of Parent’s capital stock;

(iii) except as required by a change in GAAP, there has not been any change in accounting methods, principles or practices by Parent materially affecting the consolidated financial position or results of operations of Parent;

(iv) Parent and its Subsidiaries have not made any material Tax election or settled or compromised any material Tax liability or refund, other than Tax elections required by Law, or changed any annual Tax accounting period or method of Tax accounting, filed any material amendment to a Tax Return, entered into any closing agreement relating to any material Tax, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; and

(v) no action has been taken by Parent or its Subsidiaries to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Parent Benefit Plan or Parent Stock Option.
      (b) Since June 30, 2004, there has not occurred any circumstance or event, or series of circumstances or events, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
      Section 4.09.     Registration Statement, Etc. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement, (b) the Joint Proxy Statement and (c) any other documents to be filed with the SEC in connection with the transactions contemplated hereby will, at the respective times such documents are filed and at the time such documents become effective or at the time any amendment or supplement thereto becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and, in the case of the Registration Statement, when it becomes effective or at the time any amendment or supplement thereto becomes effective, will cause the Registration Statement or such supplement or amendment to contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or which is necessary in order to make the statements therein not misleading, or, in the case of the Joint Proxy Statement, when first mailed to the stockholders of Parent and the stockholders of the Company, or in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Parent Stockholders’ Meeting or the time of the Company Stockholders’ Meeting, will cause the Joint Proxy Statement or any amendment thereof or supplement thereto to contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation is made by Parent with respect to statements made in any such documents based on information supplied by the Company or with respect to information concerning the Company which is incorporated by reference in such documents.

      Section 4.10.     Compliance with Applicable Law; Permits.
      (a) Parent, its Subsidiaries and their employees hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities (including, without limitation, all those that may be required by the FDA or any other Governmental Entity engaged in the regulation of Parent’s products) which are required for Parent and its Subsidiaries to own, lease, license and operate its properties and other assets and to carry on their respective business in the manner described in the Parent SEC Documents filed prior to the date hereof and as they are being conducted as of the date hereof (the “Parent Permits”), and all Parent Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Parent Permits would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (b) Parent and its Subsidiaries are, and have been at all times since January 1, 2001, in compliance with the terms of the Parent Permits and all applicable Laws relating to Parent and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of the Parent Permits or such applicable Law would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2001, neither Parent nor any of its Subsidiaries has received any notification from any Governmental Entity (i) asserting that Parent or any of its Subsidiaries is not in material compliance with, or at any time since such date has failed to materially comply with, applicable Law or (ii) threatening to revoke any material Parent Permit. As of the date hereof, no material investigation or review by any Governmental Entity is pending or, to the knowledge of Parent, has been threatened against Parent or any of its Subsidiaries.
      Section 4.11.     Parent Material Contracts; Defaults.
      (a) As of the date hereof and except as filed as exhibits to Parent’s SEC Documents, neither Parent nor any of its Subsidiaries is a party to, and none of their respective assets, businesses or operations is bound by, any Contract (whether written or oral) that (i) is a “material contract” (as such term is defined in Item 601(a)(10) of Regulation S-K promulgated under the Securities Act), (ii) relates to any indebtedness in excess of $500,000, (iii) provides for aggregate payments from it or any of its Subsidiaries in excess of $500,000, has an unexpired term exceeding six months, cannot be terminated without penalty upon not more than sixty (60) days’ prior written notice, and which has yet-to-be performed executory obligations, (iv) materially limits its freedom or the freedom of any of its Subsidiaries to compete in any line of business or with any Person or in any geographical area or which would so materially limit its freedom or the freedom of any of its Subsidiaries so to compete after the Effective Time, (v) relates to the research, development, distribution, supply, license, co-promotion or manufacturing by other Persons of Parent Key Products which Contract, if terminated or non-renewed, would reasonably be expected to have a material adverse effect on any Parent Key Product; (vi) that relates to a Parent Key Product and purports to prohibit Parent or any Subsidiary from contesting the validity or ownership of any other Person’s patent or from challenging the inventorship of any other Person’s invention; (vii) which relates to a Parent Key Product and where, in settlement of an actual or threatened action for patent infringement, trade secrets misappropriation or similar intellectual property action, Parent or any Subsidiary purports to acknowledge or agree that certain acts infringe or misappropriate the rights of another Person; (viii) where, in settlement of an actual or threatened action for patent infringement, trade secret misappropriation or similar intellectual property action, another Person agrees in writing not to contest the validity or ownership of Parent Owned Intellectual Property which relates to a Parent Key Product; or (ix) to the extent not included within the foregoing, each Parent Material License (collectively, the “Parent Material Contracts”). Except for Parent Material Contracts which have expired pursuant to their terms after the date hereof, each of the Parent Material Contracts is valid and binding on Parent or its Subsidiary party thereto and, to Parent’s knowledge, each other Person thereto, and is in full force and effect and enforceable against Parent or such Subsidiary, as the case may be, in accordance with its terms (except as enforcement may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles and (ii) to the extent applicable, securities laws limitations on the enforceability of provisions regarding indemnification in connection with the sale or issuance of securities).

      (b) Neither Parent nor any of its Subsidiaries is in violation, breach or default under any of the Parent Material Contracts, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a violation, breach or default, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. No other Person has alleged or claimed that Parent or any of its Subsidiaries or, to Parent’s knowledge, any sublicensee of Parent or any of its Subsidiaries, is in violation, breach or default under any Parent Material Contract, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.
      Section 4.12.     Taxes.
      (a) Each of Parent and its Subsidiaries has (i) duly and timely filed with the appropriate Tax authority all Tax Returns required to be filed by it through the date hereof, and all such Tax Returns are true, correct and complete in all respects and (ii) paid all Taxes due and owing (whether or not shown due on any Tax Returns), except in each case where the failure to pay such Taxes or the failure of such Tax Returns to be true, correct or complete in all respects would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return. No written claim has ever been made by a Tax authority in a jurisdiction where Parent and its Subsidiaries do not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
      (b) The unpaid Taxes of Parent and its Subsidiaries did not, as of the date of the financial statements contained in the most recent Parent SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements. Since the date of the financial statements in the most recent Parent SEC Filings, neither Parent nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice, except for any liability for Taxes which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (c) There are no Liens for Taxes upon any property or asset of Parent or any Subsidiary thereof, except for Liens (i) for Taxes contested in good faith and reserved against in accordance with GAAP and reflected in the Parent SEC Reports filed prior to the date hereof or (ii) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (d) No deficiencies for Taxes with respect to any of Parent and its Subsidiaries have been set forth or claimed in writing, or proposed or assessed by a Tax authority. There are no pending or, to the knowledge of Parent, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any Liability for Taxes with respect to any of Parent and its Subsidiaries, and there are no matters under discussion with any Tax authority, or known to Parent, with respect to Taxes that are likely to result in a material additional Liability for Taxes with respect to any of Parent and its Subsidiaries. No issues relating to Taxes of Parent or its Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to recur with a Parent Material Adverse Effect on Taxes in a later taxable period. Parent has delivered or made available to the Company true and complete copies of federal, state and local income Tax Returns of each of Parent and its Subsidiaries and their predecessors for the years ended June 30, 2001, 2002, 2003 and promptly upon their availability, 2004, and true and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by any of Parent and its Subsidiaries or any predecessor, with respect to Taxes. None of Parent, any of its Subsidiaries or any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, or has made any request in writing for any such extension or waiver.
      (e) Each of Parent and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Tax Returns (including without limitation all IRS Forms W-2 and 1099) required with respect thereto have been properly completed and timely filed in all material respects. Neither Parent nor any of its Subsidiaries has classified any individual as an “independent contractor” or similar non-employee status who, according to any Parent Benefit Plan or applicable Law, should have been classified as an employee.
      (f) There are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving any of Parent and its Subsidiaries, and, after the Closing Date, none of Parent and its Subsidiaries shall be bound by any such Tax sharing agreements or similar arrangements or have any Liability thereunder for amounts due in respect of periods prior to the Closing Date.
      (g) Except for the affiliated group of which Parent is the common parent, each of Parent and its Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return. Neither Parent nor any of its Subsidiaries has Liability for the Taxes of any Person (including an individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Entity) other than Parent and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.
      (h) Parent has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.
      (i) Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
      (j) None of Parent and its Subsidiaries (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Parent (or under any similar provision of state, local or foreign law); (ii) has agreed, or is or was required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise (or by reason of any similar provision of state, local or foreign law); (iii) has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code; (iv) has been a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), (v) has ever made an election under Section 338 of the Code (or under any similar provisions of state, local or foreign Law), (vi) has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law); (vii) has had a material Liability with respect to Taxes as a result of being a stockholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (viii) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty) or has otherwise become subject to Tax jurisdiction in a country other than the country of its formation.
      (k) Neither Parent nor any of its Subsidiaries has been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) or to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law. Parent has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.
      Section 4.13.     Employee Benefit Plans; ERISA.
      (a) Section 4.13(a) of the Parent Disclosure Letter includes a complete list, as of the date hereof, of each material employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of Parent or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries contributes or is obligated to contribute, or with respect to which Parent or any of its Subsidiaries has or may have any Liability or obligations, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA or any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit or similar arrangement, agreement, plan, program or policy (collectively, the “Parent Benefit Plans”). Parent has made available to the Company a copy of each of the Parent Benefit Plans, including any amendments thereto, and where applicable, any related trust agreement, annuity or insurance contract, the most recent actuarial valuation, the most recent summary plan description, the most recent prospectus, the most recent IRS determination letter, and the most recent annual report (Form 5500) and audited financial statements.
      (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (i) Parent and its Subsidiaries have complied, and are now in compliance, with all provisions of all laws and regulations applicable to Parent Benefit Plans and each Parent Benefit Plan has been administered in accordance with its terms, including the making of all required contributions and the reflection by Parent of all required accruals on its financial statements; (ii) no event or condition exists which would reasonably be expected to subject Parent or any of its Subsidiaries to Liability in connection with the Parent Benefit Plans or any plan, program, or policy sponsored or contributed to by any of their respective ERISA Affiliates other than the provision of benefits thereunder in the ordinary course; and (iii) there are no pending or, to Parent’s knowledge, threatened Actions (other than claims for benefits in the ordinary course) relating to Parent Benefit Plans which have been asserted or instituted and which would reasonably be expected to result in any Liability of Parent or any of its Subsidiaries.
      (c) In no event will the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or the stockholder approval of the Merger (either alone or in conjunction with any other event, such as termination of employment) result in, cause the accelerated vesting, exercisability, funding or delivery of, or increase the amount or value of, any material payment or benefit to any current or former employee, officer or director of Parent or any of its Subsidiaries or any beneficiary or dependent thereof or result in a limitation on the right of Parent or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Parent Benefit Plan or related trust.
      (d) Section 4.13(d) of the Parent Disclosure Letter identifies each Parent Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code or is intended to be similarly qualified or registered under applicable foreign law (collectively, the “Parent Qualified Plans”). Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the IRS (or other relevant foreign regulatory agency) has issued a favorable determination letter (or similar approval under foreign law) with respect to each Parent Qualified Plan and the related trust that has not been revoked, and Parent knows of no existing circumstances or events that have occurred that would reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the related trust, which cannot be cured without a Parent Material Adverse Effect.
      (e) No Parent Benefit Plan or Parent ERISA Affiliate Plan is, or has ever been, subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.
      (f) No Parent Benefit Plan or Parent ERISA Affiliate Plan is, or has ever been, a Multiemployer Plan.
      (g) There is no contract, agreement, plan or arrangement to which Parent or any Subsidiary of Parent is a party, including but not limited to the provisions of this Agreement, that, individually or collectively, could give rise to the payment of any material amount that would not be deductible pursuant to Section 162(m) of the Code.
      Section 4.14.     Labor and Other Employment Matters.
      (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) no work stoppage, slowdown, lockout, labor strike, material arbitration or other material labor dispute against Parent or any of its Subsidiaries by employees is pending or threatened, (ii) neither Parent nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees, (iii) Parent and each of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wage and hours, (iv) Parent and each of its Subsidiaries has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing, (v) neither Parent nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice), (vi) there are no material pending claims against Parent or any of its Subsidiaries under any workers’ compensation plan or policy or for long term disability and (vii) there are no material controversies pending or, to the knowledge of Parent, threatened, between Parent or any of its Subsidiaries and any of their respective current or former employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity. To Parent’s knowledge, as of the date hereof, no employees of Parent or any of its Subsidiaries are in any material respect in violation of any term of any employment Contract, non-disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Parent or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Parent or such Subsidiary or to the use of trade secrets or proprietary information of others. As of the date hereof, no employee of Parent or any of its Subsidiaries, at the officer level or above, has given notice to Parent or any of its Subsidiaries that any such employee intends to terminate his or her employment with Parent or any of its Subsidiaries.
      (b) Neither Parent nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining Contract with a labor union or labor organization, nor is any such Contract presently being negotiated. From January 1, 2001 to the date hereof, there has not been a representation question respecting any of the employees of Parent or any of its Subsidiaries and, to the knowledge of Parent, there are no campaigns being conducted to solicit cards from employees of Parent or any of its Subsidiaries to authorize representation by any labor organization.
      (c) Parent has identified in Section 4.14(c) of the Parent Disclosure Letter and has made available to the Company true and complete copies of (i) all severance and employment agreements with directors, officers or employees of or consultants to Parent or any of its Subsidiaries, (ii) all severance programs and policies of each of Parent and each of its Subsidiaries with or relating to its employees, and (iii) all plans, programs, agreements and other arrangements of each of Parent and each of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change in control provisions. In no event will the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or the stockholder approval of the Merger (either alone or in conjunction with any other event, such as termination of employment) (x) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of Parent or any of its Subsidiaries or Affiliates from Parent or any of its Subsidiaries or Affiliates under any Parent Benefit Plan or otherwise, (y) significantly increase any benefits otherwise payable under any Parent Benefit Plan or otherwise, or (z) result in any acceleration of the time of payment or vesting of any benefits.
      (d) Each current and, to the best of Parent’s knowledge, former employee of Parent or any of its Subsidiaries who is or was engaged in the invention of products or development of technology or authoring of computer software or other copyrighted materials for Parent or any of its Subsidiaries has executed a written contract obligating such Person to assign to Parent or such Subsidiary all of his or her right, title and interest in any such invention, technology or work of authorship, except where the failure to have executed such a written contract would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a material adverse effect on a Parent Key Product.
      Section 4.15.     Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (a) Parent is now and always has been in material compliance with all Environmental Laws; (b) Parent has all the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such permits are in good standing; (c) there is not now and has not been any Hazardous Substance used, generated, treated, stored, transported, disposed of, released, handled or otherwise existing on, under, about, or emanating from or to, any Company owned, leased or operated property associated with the business except in full compliance with all applicable Environmental Laws; (d) Parent has not received any notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law, nor is Parent aware of any information which might form the basis of any such notice or any claim; and (e) there is no site to which Parent has transported or arranged for the transport of Hazardous Substances which to the knowledge of Parent is or may become the subject of any environmental action. True, complete and correct copies of the written reports, and all parts thereof, of all environmental audits or assessments which have been conducted at any Parent owned, leased or operated property, have been provided.
      Section 4.16.     Intellectual Property.
      (a) Section 4.16(a) of the Parent Disclosure Letter sets forth a true and complete list as of the date hereof of all (i) statutory invention certificates, U.S. and foreign patents, utility models, and patent applications and for each, its number, issue date, title, owner and priority information for each country in which such patent has been issued, or the application number, date of filing, title, owner and priority information for each country in which an application is pending; (ii) Parent Registered Brand Names, the registration number thereof, and, if applicable, the class(es) of goods or the description(s) of goods or services covered thereby, the countries in which each such Parent Registered Brand Name is registered, and the owner of each such Parent Registered Brand Name; (iii) Parent Unregistered Brand Names, and, if applicable, the application serial number thereof, the date of filing, the countries in which such application was filed and the class of goods or the description of goods or services sought to be covered thereby; (iv) copyright registrations and the number, title of the work, and date of registration thereof for each country in which such copyright has been registered; (v) applications for registration of copyrights, the title of the work, and the date and countries in which each such application was filed; and (vi) domain name registrations, in each case set forth in subsections (i) through (vi) above, included in the Parent Owned Intellectual Property as of the date hereof.
      (b) Section 4.16(b) of the Parent Disclosure Letter sets forth a complete and accurate list or description, as appropriate, of all Contracts as of the date hereof by which Parent or any of its Subsidiaries has been granted or has granted to others any license to Intellectual Property that is used in or necessary for the conduct of the business of Parent or any of its Subsidiaries, as conducted as of the date hereof and where (i) such Intellectual Property is embodied in any Parent Key Products; (ii) the termination or expiration of such agreement would reasonably be expected to have a Parent Material Adverse Effect; (iii) the agreement requires or reasonably could be expected to require Parent or any of its Subsidiaries to pay or be paid royalties or amounts to/from another Person in an aggregate amount of $100,000 or more; (iv) the agreement purports to be an inbound or outbound license of rights on an exclusive basis; or (v) the agreement relates to Intellectual Property which, to Parent’s knowledge, is co-owned by another Person or as to which, to Parent’s knowledge, another Person has a right to acquire, right of first refusal or right of first negotiation (collectively, “Parent Material Licenses”); provided, however, Section 4.16(b) of the Parent Disclosure Letter need not list licenses of computer software which computer software has not been significantly modified or customized and that is widely available on commercially reasonable terms. A true and complete copy of each Parent Material License has been made available to the Company.
      (c) (i) The use of the Parent Owned Intellectual Property and the Parent Licensed Intellectual Property in connection with the operation of the business of Parent or any of its Subsidiaries as conducted as of the date hereof, and (ii) the manufacture, use, offer for sale, and sale of Parent Key Products (as such products exist as of the date hereof), do not, to Parent’s knowledge, infringe or misappropriate or otherwise violate the Intellectual Property rights of any other Person, and no claim is pending or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries alleging any of the foregoing.
      (d) Except for the Parent Material Licenses of which the Company has been provided copies, and applicable governmental and/or regulatory approvals, as listed in Section 4.16(d) of the Parent Disclosure

Letter, no right, license, lease, consent, or other agreement is required with respect to any Intellectual Property for the conduct of the business of Parent or any of its Subsidiaries as conducted as of the date hereof that will require any material payment or the undertaking of any material obligation by Parent or any of its Subsidiaries.
      (e) None of the patents or patent applications required to be listed in Section 4.16(a) of the Parent Disclosure Letter is involved in any interference, reexamination, opposition or similar active proceeding which would reasonably be expected to have a material adverse effect thereon, and, to Parent’s knowledge, there has been no threat that any such proceeding will hereafter be commenced. None of the Parent Registered Brand Names or the Parent Unregistered Brand Names required to be listed in Section 4.16(a) of the Parent Disclosure Letter is involved in any opposition, cancellation, nullification, interference or similar active proceeding which would reasonably be expected to have a material adverse effect thereon, and to Parent’s knowledge, there has been no threat that any such proceeding will hereafter be commenced.
      (f) Parent or a Subsidiary of Parent is the exclusive owner of the entire and unencumbered right, title and interest in and to each item of the Parent Owned Intellectual Property. Parent or a Subsidiary of Parent is entitled to use the Parent Owned Intellectual Property and the Parent Licensed Intellectual Property in the ordinary course of its business as presently conducted, subject only to the terms of the Parent Material Licenses of which the Company has been provided copies.
      (g) Other than Parent Owned Intellectual Property and Parent Licensed Intellectual Property, there are no items of Intellectual Property that are necessary to the conduct of the business of Parent or any of its Subsidiaries as conducted as of the date hereof. To the knowledge of Parent, the Parent Owned Intellectual Property is valid and enforceable, and Parent has the right to enforce such Parent Owned Intellectual Property that has not been licensed to another Person on an exclusive basis, and such Intellectual Property has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable (except for challenges and adjudications that may be received in the ordinary course of the prosecution of Intellectual Property applications in Intellectual Property offices) in whole or part.
      (h) No legal proceedings are pending or, to Parent’s knowledge, are threatened against Parent or any of its Subsidiaries or licensors of Parent Licensed Intellectual Property (i) based upon, challenging or seeking to deny or restrict the use by Parent of any of the Parent Owned Intellectual Property or the Parent Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold or to be manufactured or sold by Parent or any of its Subsidiaries or any other operation of the business of Parent or any of its Subsidiaries infringes, misappropriates or violates any Intellectual Property right of any other Person, or (iii) alleging that the Parent Material Licenses conflict with the terms of any other Person’s license or other agreement.
      (i) To Parent’s knowledge, no other Person is engaging in any activity that infringes or misappropriates the Parent Owned Intellectual Property or the Parent Licensed Intellectual Property as of the date hereof. Parent and its Subsidiaries have not granted any material license or other material right to any other Person with respect to the Parent Owned Intellectual Property or the Parent Licensed Intellectual Property as of the date hereof other than pursuant to agreements listed in Section 4.11(a) or 4.16(b) of the Parent Disclosure Letter.
      (j) To Parent’s knowledge, all material software used in the business of Parent or any of its Subsidiaries is free of all viruses, worms and Trojan horses that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (k) Parent and its Subsidiaries have a license to use all software development tools, library functions, compilers and other third-party software that are material to the business of Parent or any of its Subsidiaries as presently conducted, or that are required to operate or modify the software used in Parent’s or any of its Subsidiaries’ business as presently conducted, except for such licenses the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (l) Parent and its Subsidiaries have taken commercially reasonable measures (but at least commensurate with industry standards) to maintain their material trade secrets in confidence, including contractually requiring licensees, contractors and other Persons with access to such trade secrets to keep such trade secrets confidential.
      (m) To the knowledge of Parent, as of the date hereof, (i) there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property of Parent or any of its Subsidiaries by any Person, (ii) no employee, independent Contractor or agent of Parent or any of its Subsidiaries has misappropriated any material trade secrets of any other Person in the course of such performance as an employee, independent contractor or agent, and (iii) no employee, independent contractor or agent of Parent or any of its Subsidiaries is in material default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract which has or is likely to have a Parent Material Adverse Effect.
      (n) Parent and each of its Subsidiaries has secured valid written assignments from all current employees and, to the best of Parent’s knowledge, all former employees, who contributed to the creation or development of Parent Owned Intellectual Property or the rights to such contributions that Parent or such Subsidiary does not already own by operation of law, and all of its employees have assigned to Parent or such Subsidiary the rights to such contributions that Parent or such Subsidiary does not already own by operation of law, except where the failure to have secured such written assignments would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a material adverse effect on a Parent Key Product. All employees of Parent or any of its Subsidiaries with access to material confidential information of Parent or any of its Subsidiaries, which information relates to a Parent Key Product, are parties to written agreements under which, among other things, each such employee is obligated to maintain the confidentiality of confidential information of Parent or any of its Subsidiaries, except where the absence of such written agreements would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a material adverse effect on any Parent Key Product. To the knowledge of Parent as of the date hereof, no employees of Parent or any of its Subsidiaries are in violation thereof.
      (o) The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in or give rise to (i) any right of termination or other right to impair or limit any of Parent’s rights to own or license any of the Parent Owned Intellectual Property or the Parent Licensed Intellectual Property, or (ii) the inability (for any period of time) of the Surviving Corporation to succeed to the rights and perform the obligations of Parent with respect to the Parent Owned Intellectual Property and the Parent Licensed Intellectual Property, pursuant to the terms of this Agreement.
      (p) To Parent’s knowledge, there are no facts or circumstances that materially adversely affect or are reasonably likely to materially adversely affect the continued supply (either for clinical purposes or in bulk) of the active ingredients of the pharmaceutical products currently used in clinical trials by or for Parent or any of its Subsidiaries.
      Section 4.17.     Real Property.
      (a) Neither Parent nor any of its Subsidiaries owns any real property.
      (b) Section 4.17(b) of the Parent Disclosure Letters sets forth a complete list, as of the date hereof, of all material real property leased by Parent or any of its Subsidiaries as of the date hereof (“Parent Material Leased Real Property”). A copy of the lease for each Parent Material Leased Real Property (the “Parent Leases”) has been filed as an exhibit to the Parent SEC Documents prior to the date hereof or has been delivered or made available to the Company. With respect to each of the Parent Leases: (i) such Parent Lease is legal, valid, binding on Parent or its Subsidiary party thereto and, to Parent’s knowledge, each other Person thereto, and is enforceable and in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); (ii) the transactions contemplated by this Agreement do not require the consent of any other party to such Parent Lease, will not result in a breach of or default under such Parent Lease, or otherwise cause such Parent Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) neither Parent nor any of its Subsidiaries, as the case may be, nor, to the knowledge of Parent or any of its Subsidiaries, as the case may be, any other party to the Parent Lease is in material breach or default under such Parent Lease, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Parent Lease; (iv) the other party to such Parent Lease is not an Affiliate of, and otherwise does not have any economic interest in, Parent or any of its Subsidiaries; (v) neither Parent nor any of its Subsidiaries, as the case may be, has subleased, licensed or otherwise granted any Person the right to use or occupy such Parent Material Leased Real Property or any portion thereof; and (vi) neither Parent nor any of its Subsidiaries, as the case may be, has collaterally assigned or granted any other security interest in such Parent Lease or any interest therein, except in the case of (i) through (vi) above, for any such case that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (c) The present use of the land, buildings, structures and improvements on the Parent Material Leased Real Property are, in all material respects, in conformity with all Laws, including all applicable zoning Laws, ordinances and regulations and with all registered deeds or other restrictions of record, and neither Parent nor any of its Subsidiaries, as the case may be, has received any written notice of violation thereof, except for such nonconformities or violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries, as the case may be, has received any written notice of any material conflict or dispute with any regulatory authority or other Person relating to any Parent Material Leased Real Property or the activities thereon, other than where there is no current or reasonably likely material interference with the operations at the Parent Material Leased Real Property as presently conducted (or as would be conducted at full capacity).
      (d) Neither Parent nor any of its Subsidiaries, as the case may be, has received any notice from any insurance company of any material defects or inadequacies in the Parent Material Leased Real Property or any part thereof, which would materially and adversely affect the insurability of the same or of any termination or threatened (in writing) termination of any policy of insurance relating to any such Parent Material Leased Real Property.
      Section 4.18.     Regulatory Compliance.
      (a) Neither Parent nor any of its Subsidiaries has knowledge of any actual or threatened enforcement action by the FDA or any other Governmental Entity which has jurisdiction over the operations of Parent and its Subsidiaries, and none has received notice of any pending or threatened claim against either Parent, its Subsidiaries or any Parent Partner, and Parent and its Subsidiaries have no knowledge or reason to believe that any Governmental Entity is considering such action, except where such action would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (b) All material reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA or any Governmental Entity by Parent, its Subsidiaries, or, to the knowledge of Parent, Parent Partners have been so filed, maintained or furnished. All such reports, documents, claims, and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no liability exists with respect to such filing.
      (c) Except as described in the Parent SEC Documents prior to the date hereof, Parent, its Subsidiaries and, to the knowledge of Parent, Parent Partners have not received any FDA Form 483, notice of adverse finding, Warning Letters, untitled letters or other correspondence or notice from the FDA, or other Governmental Entity alleging or asserting noncompliance with any applicable Laws or any licenses, approvals, clearances, authorizations, registrations, certificates, permits, filings, notifications and supplements or amendments thereto required by any applicable Laws, and Parent and its Subsidiaries have no knowledge or reason to believe that the FDA or any Governmental Entity is considering such action, except where such action would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (d) All material licenses, approvals, clearances, authorizations, registrations, certificates, permits, filings, notifications and supplements or amendments thereto that Parent, its Subsidiaries, or, to the knowledge of Parent, Parent Partners has received or made to the FDA or any other Governmental Entity has not been limited, suspended, modified or revoked and Parent and its Subsidiaries have no knowledge or reason to believe that the FDA or any other Governmental Entity is considering such action.
      (e) All studies, tests and preclinical and clinical trials being conducted by Parent or its Subsidiaries are, and any such studies or trials being conducted by a Parent Partner are to the knowledge of Parent being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable local, state and federal Laws, rules, regulations and guidances, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices, as applicable, and the FDCA and its implementing regulations including, but not limited to, 21 C.F.R. Parts 50, 54, and 56, 58 and 312. The descriptions of the studies, tests and preclinical and clinical trials, including the related results and regulatory status are accurate and complete in all material respects. Parent and its Subsidiaries are not aware of any studies, tests or trials the results of which call into question the clinical results described or referred to in the Parent Disclosure Letter and Parent SEC reports when viewed in the context in which such results are described and the clinical state of development. Parent and its Subsidiaries have not received any notices, correspondence or other communication from the FDA or any other Governmental Entity requiring the termination, suspension or material modification of any clinical trials conducted by, or on behalf of, Parent or its Subsidiaries, or in which Parent or its Subsidiaries have participated, and Parent and its Subsidiaries have no knowledge or reason to believe that the FDA or any other Governmental Entity is considering such action, except where such action would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (f) The manufacture of products by Parent and its Subsidiaries is, and the manufacture of products by Parent Partners is to the knowledge of Parent, being conducted in material compliance with all applicable Laws including the FDA’s current Good Manufacturing Practices. In addition, Parent and its Subsidiaries and, to the knowledge of Parent, the Parent Partners, are in material compliance with all other applicable FDA requirements, including, but not limited to, registration and listing requirements set forth in 21 U.S.C. Section 460 and 21 C.F.R. Part 207 and all other applicable Law.
      (g) Parent and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any product or product candidate. Parent and its Subsidiaries are not aware of any facts which are reasonably likely to cause (1) the recall, market withdrawal or replacement of any product sold or intended to be sold by Parent or its Subsidiaries; (2) a change in the marketing classification or a material change in labeling of any such products, or (3) a termination or suspension of marketing of any such products.
      (h) Parent and its Subsidiaries are and at all times have been in material compliance with federal or state criminal or civil laws (including without limitation the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), Stark Law (42 U.S.C. § 1395nn), False Claims Act (31 U.S.C. § 3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), and any comparable state laws), or the regulations promulgated pursuant to such Laws, or which are cause for civil penalties or mandatory or permissive exclusion from any Program. There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand pending, received or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries which could reasonably result in its exclusion from participation in any Program or other third party payment programs in which Parent or any of its Subsidiaries participates.
      (i) To Parent’s knowledge, Parent and each Subsidiary are and have been in substantial compliance with all applicable Laws and regulations related to 21 C.F.R. Part 11 compliance. Parent and each Subsidiary have policies and procedures or a formal compliance program to ensure compliance with all requirements of 21 C.F.R. Part 11, including those necessary: (i) to ensure that its records are validated and audit trails are generated, such that procedure is compliant with the legal requirements imposed by the appropriate jurisdictions and the jurisdictions in which Parent conducts business; (ii) to analyze and evaluate the potential risks and failures associated with the use of electronic records and electronic signatures; and (iii) to train and educate its new and current employees as required by Law. All such policies, procedures or formal compliance programs are in full compliance with applicable Laws and regulations. A true, accurate and complete copy of the written policies and procedures or formal compliance program described immediately above has been provided to the Company.
      Section 4.19.     Insurance.
      (a) Parent has provided or made available to the Company true, correct and complete copies of its director and officer and employee and officer insurance policies and all policies of insurance material to Parent and its Subsidiaries, taken as a whole, to which Parent or its Subsidiaries is a party or is a beneficiary or named insured. Parent and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are appropriate and reasonable, considering Parent’s and its Subsidiaries’ properties, business and operations.
      (b) Excluding insurance policies that have expired and been replaced in the ordinary course of business, as of the date of this Agreement, to Parent’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of Parent or any Subsidiary of Parent during the period of one year prior to the date hereof. As of the date hereof, to Parent’s knowledge, no event has occurred, including the failure by Parent or any Subsidiary of Parent to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of Parent or any Subsidiary of Parent under any such excess Liability or protection and indemnity insurance policies.
      Section 4.20.     Opinion of Financial Advisor. Parent’s financial advisor, Deutsche Bank Securities, Inc. and Thomas Weisel Partners LLC (the “Parent Financial Advisors”), has delivered to Parent’s Board of Directors an oral opinion, to be confirmed in writing, to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to Parent.
      Section 4.21.     Brokers and Finders. Parent and its Subsidiaries have not entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of Parent or any of its Subsidiaries to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby, other than fees payable to the Parent Financial Advisors. Parent has delivered to the Company a true and complete copy of the engagement letter between Parent and the Parent Financial Advisors.
      Section 4.22.     Foreign Corrupt Practices and International Trade Sanctions. To Parent’s knowledge, neither Parent, nor any of its Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the FCPA, or any other similar applicable foreign, Federal or state Law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws and regulations, in each case, except as is not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect.
      Section 4.23.     Financing. A true and correct copy of the financing commitment letter, dated March 20, 2005, from Deutsche Bank Securities, Inc. and Deutsche Bank Trust Company Americas to Parent, as in effect on the date hereof (the “Financing Commitment Letter”), has been delivered to the Company. At Closing, Parent will have sufficient funds and sufficient authorized but unissued shares of Parent Common Stock to consummate the transactions contemplated by this Agreement.
      Section 4.24.     Interim Operations of Merger Sub. Merger Sub is a direct, wholly-owned subsidiary of Parent formed solely for the purpose of effecting the Merger, and has conducted no activity and has incurred no liability or obligation other than as contemplated by this Agreement.

ARTICLE V
COVENANTS
      Section 5.01.     Conduct of Business by the Company Pending the Closing. Except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise expressly permitted by this Agreement (or as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company), from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice, and (ii) use commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers, key employees and key independent contractors, and preserve the goodwill and business relationships with customers, suppliers, licensors, licensees and others having business relationships with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Effective Time, the Company shall not (unless required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company), and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:

(a) (i) amend or propose to amend the Company’s certificate of incorporation or bylaws or similar governing documents, or materially amend or propose to materially amend any of the Company’s Subsidiaries’ certificate of incorporation or bylaws or similar governing documents, (ii) split, combine or reclassify their outstanding capital stock or issue or authorize the issuance of any other security in respect or, in lieu of, or in substitution for, share of its capital stock, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions to the Company or any of its Subsidiaries by a Subsidiary of the Company, (iv) merge or consolidate with any Person (other than a merger among wholly-owned Subsidiaries of the Company or a merger between the Company and its wholly-owned Subsidiaries), or (v) enter into any agreement with respect to the voting of its capital stock or other securities held by the Company or any of its Subsidiaries;

(b) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that (i) the Company may issue shares of Company Common Stock (A) upon the exercise of Company Purchase Rights outstanding on the date hereof or hereafter granted in accordance with the provisions of subclause (iv) of this clause (b), (B) upon exercise of Company Stock Options outstanding on the date hereof or hereafter granted in accordance with the provisions of subclause (ii) or (iii) of this clause (b) or (C) in accordance with the terms of the Company Rights Agreement as in effect on the date hereof, (ii) the Company may grant Company Stock Options to purchase up to an aggregate of 100,000 shares of Company Common Stock to new employees of the Company or its Subsidiaries in accordance with the terms of the Company Stock Plans consistent with past practice and with an exercise price per share of Company Common Stock no less than the fair market value of a share of Company Common Stock on the date of grant, provided that the vesting of such options does not accelerate as a result of the Merger or the transactions contemplated by this Agreement and provided, further, that no such grant to purchase more than 25,000 shares of Company Common Stock shall be made to any individual, (iii) the Company may grant Company Stock Options pursuant to existing contractual relationships as set forth in Section 5.01(b) of the Company Disclosure Letter, (iv) the Company may grant Company Purchase Rights in accordance with the terms of the Company ESPP (as in effect on the date hereof), subject to Section 2.07, (v) the Company may grant up to an aggregate of 10,000 shares of Company Restricted Stock to new employees of the Company or its Subsidiaries in accordance with the terms of the Company Restricted Stock Plan consistent with past practice, provided that the vesting of such shares does not accelerate as a result of the Merger or the transactions contemplated by this Agreement and provided, further, that no such grant to purchase more than 1,000 shares of Company Common Stock shall be made to any individual, and (vi) transactions exclusively among the Company and its Subsidiaries shall be permitted;

(c) except for transactions exclusively among the Company and its Subsidiaries, (i) issue any debt securities, incur, guarantee or otherwise become contingently liable with respect to any indebtedness for borrowed money, or enter into any arrangement having the economic effect of any of the foregoing (other than in connection with accounts payable in the ordinary course of business or borrowings under the existing credit facilities of the Company or any of its Subsidiaries), (ii) make any loans, advances or capital contributions to, or investments in, any Person, (iii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than in connection with the exercise of outstanding Company Stock Options pursuant to the terms of the Company Stock Plans and the relevant written agreements evidencing the grant of Company Stock Options and repurchases of outstanding shares of Company Restricted Stock pursuant to the terms of the Company Restricted Stock Plan, (iv) make any material acquisition of any assets or businesses (including by merger, consolidation, acquisition of stock or assets, in-bound license transactions or otherwise) other than acquisitions the fair market value of the total consideration (including license, royalty or other fees) for which does not exceed, individually, $2,000,000 or, in the aggregate, $5,000,000 (provided that any such acquisition does not adversely affect the ability of Parent and the Company to obtain applicable approvals under the Antitrust Laws), or (v) sell, pledge, assign, dispose of, transfer, lease, securitize or materially encumber any businesses or assets that are material to the Company and its Subsidiaries, taken as a whole (excluding Intellectual Property, which is addressed in Section 5.01(d)) other than (A) sales of inventory and other assets in the ordinary course of business, (B) sales or dispositions of assets in one or a series of transactions having an aggregate value of $3,000,000 or less, and (C) divestitures pursuant to Section 5.11;

(d) (i) sell, pledge, assign, dispose of, transfer, securitize, lease or materially encumber any material Company Owned Intellectual Property or material Company Licensed Intellectual Property, or (ii) except in the ordinary course of business, as reasonably prudent to the conduct of the business or as provided for in Company Material Contracts in effect as of the date hereof, (A) exclusively license, abandon or fail to maintain any material Company Owned Intellectual Property or material Company Licensed Intellectual Property, (B) grant, extend, amend (except as required in the diligent prosecution of the material Company Owned Intellectual Property), waive or modify any rights in or to any material Company Owned Intellectual Property or material Company Licensed Intellectual Property, (C) fail to diligently prosecute the Company’s and its Subsidiaries’ material patent applications, or (D) fail to exercise a right of renewal or extension under any Company Material License;

(e) (i) enter into any Contract or arrangement that materially limits or otherwise materially restricts the Company or any of its Subsidiaries or any of their respective affiliates or any successor thereto from engaging or competing in any line of business or in any geographic area, (ii) vary its inventory practices in any material respect from its past practices, except as required by GAAP or by Law, or (iii) make any capital expenditure or expenditures (including leases and in-bound licenses) in the aggregate in excess of the aggregate amount set forth in the Company’s budget provided to Parent prior to the date hereof (other than capital expenditures for unbudgeted repairs and maintenance in the ordinary course of business consistent with past practice);

(f) grant, enter into or amend any employment, severance, change in control, special pay arrangement with respect to termination of employment or other similar arrangements or Contract with any directors, officers or employees of the Company or its Subsidiaries, except (i) pursuant to previously existing Contractual arrangements or policies between such current directors, officers or employees and the Company, (ii) pursuant to employment agreements entered into with a Person who is not already an officer of the Company in the ordinary course of business and is hired or promoted by the Company or one of its Subsidiaries after the date hereof in the ordinary course of business or (iii) to the minimum extent necessary to comply with Section 409A of the Code without increasing the benefits provided to any Person;

(g) (i) increase the salary, benefits or monetary compensation of any directors, executive officers or employees, except (A) for increases in the ordinary course of business, (B) pursuant to previously existing Contractual arrangements, (C) in connection with the assumption by such employee of new or additional responsibilities or (D) to respond to offers of employment made by other Persons, or (ii) establish, adopt, enter into, or materially amend any, collective bargaining agreement or bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination or severance plan, arrangement, trust, fund, policy or agreement, except to the minimum extent necessary to comply with Section 409A of the Code without increasing the benefits provided to any Person or as otherwise required by any other applicable Law;

(h) (i) accelerate, amend or change the period of exercisability or vesting of options, restricted stock or similar awards under any Company Stock Plan, except to the minimum extent necessary in order to comply with Section 409A of the Code without accelerating the exercisability or vesting of any such award, or (ii) authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date hereof;

(i) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

(j) take, or agree to take, any action that would prevent the Merger from qualifying as a reorganization with the meaning of Section 368(a) of the Code;

(k) adopt, enter into, or amend any Company Benefit Plan to materially increase the benefits, Liability, or obligations of any Company Benefit Plan or to accelerate the payment of benefits under any Company Benefit Plan, except (i) as involves any such then existing plans, agreements, trusts, funds or arrangements of any company acquired after the date hereof as permitted by this Agreement; or (ii) as required pursuant to existing Contractual arrangements or this Agreement;

(l) change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by GAAP as advised by the Company’s regular independent accountants;

(m) make any material Tax election or settle or compromise any material Tax liability or refund, or change any annual Tax accounting period or material method of Tax accounting, file any material amendment to a Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case, other than as required by Law;

(n) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party and which relates to a business combination or other similar extraordinary transaction;

(o) take any action to render inapplicable, or to exempt any third Person from, (i) the provisions of Section 203 of the DGCL, or (ii) any other state takeover or similar Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares;

(p) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger in Article VI not being satisfied; or

(q) agree, authorize or otherwise to take any of the foregoing actions.
      Section 5.02.     Conduct of Business by Parent Pending the Closing. Except for matters set forth in Section 5.02 of the Parent Disclosure Letter or otherwise expressly permitted by this Agreement (or as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent), from the date of this Agreement to the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice and (ii) use commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers, key employees and key independent contractors, and preserve the goodwill and business relationships with customers, suppliers, licensors, licensees and others having business relationships with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.02 of the Parent Disclosure Letter or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Effective Time, Parent shall not (unless required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent), and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed:

(a) (i) amend or propose to amend Parent’s certificate of incorporation or bylaws or similar governing documents, or materially amend or propose to materially amend any of Parent’s Subsidiaries’ certificate of incorporation or bylaws or similar governing documents, (ii) split, combine or reclassify their outstanding capital stock or issue or authorize the issuance of any other security in respect or, in lieu of, or in substitution for, shares of its capital stock, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions to Parent or any of its Subsidiaries by a Subsidiary of Parent, (iv) merge or consolidate with any Person (other than a merger among wholly-owned Subsidiaries of Parent or a merger between Parent and its wholly-owned Subsidiaries), or (v) enter into any agreement with respect to the voting of its capital stock or other securities held by Parent or any of its Subsidiaries;

(b) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that (i) Parent may issue shares of Parent Common Stock upon exercise of Parent Stock Options outstanding on the date hereof or hereafter granted in accordance with the provisions of subclause (ii) or (iii) of this clause (b) or (B) in accordance with the terms of the Parent Rights Agreement as in effect on the date hereof, (ii) Parent may grant Parent Stock Options to purchase up to an aggregate of 75,000 shares of Parent Common Stock and 75,000 shares of restricted stock in accordance with the terms of the Parent Stock Plans consistent with past practice and with an exercise price per share of Parent Common Stock no less than the fair market value of a share of Parent Common Stock on the date of grant, (iii) in connection with Parent’s annual year-end equity awards consistent with past practice, Parent may grant Parent Stock Options and restricted stock in accordance with the terms of the Parent Stock Plans consistent with past practice and, in respect of Parent Stock Options, with an exercise price per share of Parent Common Stock no less than the fair market value of a share of Parent Common Stock on the date of grant, (iv) Parent may grant Parent Stock Options pursuant to existing contractual relationships as set forth in Section 5.02(b) of the Parent Disclosure Letter, (v) Parent may issue one or more series of securities of Parent in connection with a Financing consistent with the terms and conditions of this Agreement, the primary use of proceeds of which is to pay the Cash Merger Consideration, and (vi) transactions exclusively among Parent and its Subsidiaries shall be permitted;

(c) except for transactions exclusively among Parent and its Subsidiaries, (i) issue any debt securities, incur, guarantee or otherwise become contingently liable with respect to any indebtedness for borrowed money, or enter into any arrangement having the economic effect of any of the foregoing (other than (A) in connection with accounts payable in the ordinary course of business, (B) borrowings under the existing credit facilities of Parent or any of its Subsidiaries, and (C) the issuance of one or more series of securities of Parent or the incurrence of indebtedness by Parent in connection with a Financing consistent with the terms and conditions of this Agreement, the primary use of proceeds of which is to pay the Cash Merger Consideration), (ii) make any loans, advances or capital contributions to, or investments in, any Person, other than loans, advances, capital contributions or investments that are not, in the aggregate, in excess of $25,000,000, (iii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than in connection with the exercise of outstanding Parent Stock Options pursuant to the terms of the Parent Stock Plans and the relevant written agreements evidencing the grant of Parent Stock Options, (iv) make any material acquisition of any assets or businesses (including by merger, consolidation, acquisition of stock or assets, in-bound license transactions or otherwise) other than acquisitions the fair market value of the total consideration (including license, royalty or other fees) for which does not exceed, in the aggregate, $25,000,000 (provided that any such acquisition does not materially and adversely affect the ability of Parent and the Company to obtain applicable approvals under the Antitrust Laws); or (v) sell, pledge, assign, dispose of, transfer, lease, securitize or materially encumber any businesses or assets (other than Parent Owned Intellectual Property or Parent Licensed Intellectual Property) that are material to Parent and its Subsidiaries, taken as a whole, other than (A) sales of inventory and other assets in the ordinary course of business, (B) sales or dispositions of assets in one or a series of transactions having an aggregate value of $25,000,000 or less, and (C) divestitures pursuant to Section 5.11;

(d) (i) sell, pledge, assign, dispose of, transfer, securitize, lease or materially encumber any material Parent Owned Intellectual Property or material Parent Licensed Intellectual Property (except in connection with any Contract or arrangement related to obtaining Financing that is consistent with the terms and conditions of this Agreement, the primary use of proceeds of which is to pay the Cash Merger Consideration), or (ii) except in the ordinary course of business, as reasonably prudent to the conduct of the business or as provided for in Parent Material Contracts in effect as of the date hereof, (A) exclusively license, abandon or fail to maintain any material Parent Owned Intellectual Property or material Parent Licensed Intellectual Property, (B) grant, extend, amend (except as required in the diligent prosecution of the material Parent Owned Intellectual Property), waive or modify any rights in or to any material Parent Owned Intellectual Property or material Parent Licensed Intellectual Property, (C) fail to diligently prosecute Parent’s and its Subsidiaries’ material patent applications, or (D) fail to exercise a right of renewal or extension under any Parent Material License;

(e) (i) enter into any Contract or arrangement that materially limits or otherwise materially restricts Parent or any of its Subsidiaries or any of their respective affiliates or any successor thereto from engaging or competing in any line of business or in any geographic area, or (ii) make any capital expenditure or expenditures, including leases and in-bound licenses (other than capital expenditures that are not, in the aggregate, in excess of $10,000,000 and (B) capital expenditures for unbudgeted repairs and maintenance in the ordinary course of business consistent with past practice);

(f) except in the ordinary course of business, make any material Tax election or settle or compromise any material Tax liability or refund, or change any annual Tax accounting period or material method of Tax accounting, file any material amendment to a Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case, other than as required by Law;

(g) take, or agree to take, any action that would prevent the Merger from qualifying as a reorganization with the meaning of Section 368(a) of the Code;

(h) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration, except in the ordinary course of business;

(i) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which Parent is a party and which relates to a business combination or other similar extraordinary transaction;

(j) take any action to render inapplicable, or to exempt any third Person from, (i) the provisions of Section 203 of the DGCL, or (ii) any other state takeover or similar Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares;

(k) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger in Article VI not being satisfied; or

(l) agree, authorize or otherwise to take any of the foregoing actions.

      Section 5.03.     No Solicitation by the Company.
      (a) After the date hereof and prior to the Effective Time or earlier termination of this Agreement, neither the Company nor any of its Subsidiaries nor any of the officers, directors or employees of the Company or its Subsidiaries shall, and the Company shall use reasonable best efforts to cause its and its Subsidiaries’ attorneys, accountants, investment bankers, financial advisors, agents and other representatives (“Representatives”) not to, directly or indirectly: (i) solicit, initiate, encourage or induce any inquiry with respect to, or the making, submission or announcement of, a Company Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, a Company Acquisition Proposal (except to disclose the existence of the provisions of this Section 5.03), or (iii) enter into any letter of intent or similar document or any Contract (whether binding or not) contemplating or otherwise relating to a Company Acquisition Proposal. The Company and its Subsidiaries and their officers, directors and employees will immediately cease, and the Company shall use reasonable best efforts to cause its Representatives to cease, any and all existing discussions or negotiations with a Person with respect to a Company Acquisition Proposal. The Company shall as soon as practicable demand that each Person which has within the 12 months prior to the date of this Agreement executed a confidentiality agreement with the Company or any of its Affiliates or Subsidiaries or any of its or their Representatives with respect to such Person’s consideration of a possible Company Acquisition Transaction to immediately return or destroy (which destruction shall be certified in writing by such Person to the Company) all confidential information heretofore furnished by the Company or any of its Affiliates or Subsidiaries or any of its or their Representatives to such Person or any of its Affiliates or Subsidiaries or any of its or their Representatives.
      (b) Notwithstanding the provisions of Section 5.03(a), the Company may, in response to an unsolicited, bona fide written Company Acquisition Proposal from a Person (a “Company Potential Acquiror”) which the Company’s Board of Directors determines in good faith, after consultation with a nationally recognized, independent financial advisor and its outside legal counsel, constitutes, or is reasonably likely to result in, a Company Superior Proposal, take the following actions; provided that (x) the Company has first given Parent a written notice that states that the Company has received such Company Acquisition Proposal and otherwise includes the information set forth in Section 5.03(c) (a “Company Superior Proposal Notice”), and (y) such Company Acquisition Proposal was not solicited after the date hereof, was made after the date hereof and did not otherwise result from a breach of this Section 5.03:

(i) furnish information to the Company Potential Acquiror; provided that (A) prior to furnishing any such information, the Company receives from the Company Potential Acquiror an executed confidentiality agreement containing terms at least as restrictive as the terms contained in the Confidentiality Agreement (a “Competing Confidentiality Agreement”); provided, however, that such Competing Confidentiality Agreement shall not be required to contain standstill provisions; provided, further, that, if any Competing Confidentiality Agreement does not contain a standstill provision or contains a standstill provision that is more favorable to the other party thereto than the terms of the Confidentiality Agreement, the Confidentiality Agreement shall automatically, and without any further action of the parties, be amended to delete (in the case where the Competing Confidentiality Agreement does not contain a standstill provision) or amended to restate (in the case where the Competing Confidentiality Agreement contains a standstill agreement with terms more favorable to the other party thereto than the standstill provisions set forth in the Confidentiality Agreement) the standstill provision in the Confidentiality Agreement to make the terms of the Confidentiality Agreement relating to the standstill consistent with the more favorable terms of the Competing Confidentiality Agreement, and (B) contemporaneously with furnishing any such nonpublic information to the Company Potential Acquiror, the Company furnishes such nonpublic information to Parent (or, with respect to any such nonpublic information that has previously been furnished to Parent or its Representatives, a list identifying such nonpublic information delivered to Parent and its Representatives); and

(ii) participate or engage in discussions or negotiations with the Company Potential Acquiror with respect to such Company Acquisition Proposal.

      (c) As promptly as practicable (and, in any event, within 48 hours) after receipt of a Company Acquisition Proposal or any request for nonpublic information or inquiry which could reasonably be expected to lead to a Company Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Company Acquisition Proposal, request or inquiry, and the identity of the Person or group making such Company Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Company Acquisition Proposal, request or inquiry. After receipt of such Company Acquisition Proposal, request or inquiry, the Company shall promptly keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of such Company Acquisition Proposal, request or inquiry and shall promptly provide to Parent a copy of all written materials subsequently provided in connection with such Company Acquisition Proposal, request or inquiry.
      (d) For a period of not less than five (5) Business Days after Parent’s receipt of each Company Superior Proposal Notice, the Company shall, if requested by Parent, negotiate in good faith with Parent to revise this Agreement so that the Company Acquisition Proposal that constituted a Company Superior Proposal no longer constitutes a Company Superior Proposal (a “Former Company Superior Proposal”). The terms and conditions of this Section 5.03 shall again apply to any inquiry or proposal made by any Person who withdraws or materially amends a Company Superior Proposal or who made a Former Company Superior Proposal (after withdrawal or after such time as their proposal is a Former Company Superior Proposal).
      (e) Neither the Company’s Board of Directors nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company’s Board of Directors of this Agreement or the Merger, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar Contract relating to a Company Acquisition Proposal or (iii) approve or recommend, or publicly propose to approve or recommend, a Company Acquisition Proposal. Notwithstanding anything to the contrary contained in this Agreement, the Company’s Board of Directors or any committee thereof may take any or all of the actions described in (i) and (iii) above (in each case, a “Company Change of Recommendation”) if, prior to receipt of the Company Stockholder Approval:

(w) The Company’s Board of Directors shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be likely to constitute a violation of its fiduciary duties under applicable Law;

(x) The Company’s Board of Directors has notified Parent in writing of the determination described in clause (w) above; and

(y) in the case of any such actions taken in connection with a Company Acquisition Proposal, at least five (5) Business Days following receipt by Parent of the notice required pursuant to clause (x) above, and taking into account any revised proposal made by Parent since receipt of such notice, the Company’s Board of Directors maintains its determination described in clause (w) above.
      (f) Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of a Company Acquisition Proposal (whether or not the Company Superior Proposal) or by a Company Change of Recommendation. The Company shall not submit to the vote of its stockholders a Company Acquisition Proposal, or propose to do so, prior to termination of this Agreement.
      (g) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act. Without limiting the foregoing, the Company shall not effect a Company Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.03(e).

      Section 5.04.     No Solicitation by Parent.
      (a) After the date hereof and prior to the Effective Time or earlier termination of this Agreement, neither Parent nor any of its Subsidiaries nor any of the officers, directors or employees of Parent or its Subsidiaries shall, and Parent shall use reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly: (i) solicit, initiate, encourage or induce any inquiry with respect to, or the making, submission or announcement of, any Parent Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Parent Acquisition Proposal (except to disclose the existence of the provisions of this Section 5.04), or (iii) enter into any letter of intent or similar document or any Contract (whether binding or not) contemplating or otherwise relating to a Parent Acquisition Proposal. Parent and its Subsidiaries and their officers, directors and employees will immediately cease, and Parent shall use reasonable best efforts to cause its Representatives to cease, any and all existing discussions or negotiations with a Person with respect to a Parent Acquisition Proposal. Parent shall as soon as practicable demand that each Person which has within the 12 months prior to the date of this Agreement executed a confidentiality agreement with Parent or any of its Affiliates or Subsidiaries or any of its or their Representatives with respect to such Person’s consideration of a possible Parent Acquisition Transaction to immediately return or destroy (which destruction shall be certified in writing by such Person to Parent) all confidential information heretofore furnished by Parent or any of its Affiliates or Subsidiaries or any of its or their Representatives to such Person or any of its Affiliates or Subsidiaries or any of its or their Representatives.
      (b) Notwithstanding the provisions of Section 5.04(a), Parent may, in response to an unsolicited, bona fide written Parent Acquisition Proposal from a Person (a “Parent Potential Acquiror”) which Parent’s Board of Directors determines in good faith, after consultation with a nationally recognized, independent financial advisor and its outside legal counsel, constitutes, or is reasonably likely to result in, a Parent Superior Proposal, take the following actions; provided, that (x) Parent has first given the Company written notice that states that Parent has received such Parent Acquisition Proposal and otherwise includes the information required by Section 5.04(c) (a “Parent Superior Proposal Notice”), and (y) such Parent Acquisition Proposal was not solicited after the date hereof, was made after the date hereof and did not otherwise result from a breach of this Section 5.04:

(i) furnish information to the Parent Potential Acquiror; provided that (A) prior to furnishing any such information, Parent receives from the Parent Potential Acquiror a Competing Confidentiality Agreement; provided, however, that such Competing Confidentiality Agreement shall not be required to contain standstill provisions; provided, further, that if any Competing Confidentiality Agreement does not contain a standstill provision or contains a standstill provision that is more favorable to the other party thereto than the terms of the Confidentiality Agreement, the Confidentiality Agreement shall automatically, and without any further action of the parties, be amended to delete (in the case where the Competing Confidentiality Agreement does not contain a standstill provision) or amended to restate (in the case where the Competing Confidentiality Agreement contains a standstill agreement with terms more favorable to the other party thereto than the standstill provisions set forth in the Confidentiality Agreement) the standstill provision in the Confidentiality Agreement to make the terms of the Confidentiality Agreement relating to the standstill consistent with the more favorable terms of the Competing Confidentiality Agreement, and (B) contemporaneously with furnishing any such nonpublic information to the Parent Potential Acquiror, Parent furnishes such nonpublic information to the Company (or, with respect to any such nonpublic information that has previously been furnished to the Company or its Representatives, a list identifying such nonpublic information delivered to the Company and its Representatives); and

(ii) participate or engage in discussions or negotiations with the Parent Potential Acquiror with respect to the Parent Acquisition Proposal.
      (c) As promptly as practicable (and, in any event, within 48 hours) after receipt of a Parent Acquisition Proposal or any request for nonpublic information or inquiry which could reasonably be expected to lead to an

Parent Acquisition Proposal, Parent shall provide the Company with written notice of the material terms and conditions of such Parent Acquisition Proposal, request or inquiry, and the identity of the Person or group making such Parent Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Parent Acquisition Proposal, request or inquiry. After receipt of such Parent Acquisition Proposal, request or inquiry, Parent shall promptly keep the Company informed in all material respects of the status and details (including material amendments or proposed material amendments) of such Parent Acquisition Proposal, request or inquiry and shall promptly provide to the Company a copy of all written materials subsequently provided in connection with such Parent Acquisition Proposal, request or inquiry.
      (d) For a period of not less than five (5) Business Days after the Company’s receipt of each Parent Superior Proposal Notice, Parent shall, if requested by the Company, negotiate in good faith with the Company to revise this Agreement so that the Parent Acquisition Proposal that constituted a Parent Superior Proposal no longer constitutes a Parent Superior Proposal (a “Former Parent Superior Proposal”). The terms and conditions of this Section 5.04 shall again apply to any inquiry or proposal made by any Person who withdraws or materially amends a Parent Superior Proposal or who made a Former Parent Superior Proposal (after withdrawal or after such time as their proposal is a Former Parent Superior Proposal).
      (e) Neither Parent’s Board of Directors nor any committee thereof shall (i) withdraw or modify in a manner adverse to the Company or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to the Company or Merger Sub, the approval or recommendation by Parent’s Board of Directors of the Share Issuance, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar Contract relating to a Parent Acquisition Proposal or (iii) approve or recommend, or publicly propose to approve or recommend, a Parent Acquisition Proposal. Notwithstanding anything to the contrary contained in this Agreement, Parent’s Board of Directors or any committee thereof may take any or all of the actions described in (i) and (iii) above (in each case, a “Parent Change of Recommendation”) if, prior to receipt of the Parent Stockholder Approval:

(w) Parent’s Board of Directors shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be likely to constitute a violation of its fiduciary duties under applicable Law;

(x) Parent’s Board of Directors has notified the Company in writing of the determination described in clause (w) above; and

(y) in the case of any such actions taken in connection with a Parent Acquisition Proposal, at least five (5) Business Days following receipt by Company of the notice required pursuant to clause (x) above, and taking into account any revised proposal made by the Company since receipt of such notice, Parent’s Board of Directors maintains its determination described in clause (w) above.
      (f) Notwithstanding anything to the contrary contained in this Agreement, the obligation of Parent to call, give notice of, convene and hold the Parent Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of a Parent Acquisition Proposal (whether or not a Parent Superior Proposal) or by a Parent Change of Recommendation. Parent shall not submit to the vote of its stockholders a Parent Acquisition Proposal, or propose to do so, prior to termination of this Agreement.
      (g) Nothing contained in this Agreement shall prohibit Parent or its Board of Directors from taking and disclosing to Parent’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act. Without limiting the foregoing, Parent shall not effect a Parent Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.04(e).
      Section 5.05.     Access to Information; Confidentiality.
      (a) Parent and its Subsidiaries, on the one hand, and the Company and its Subsidiaries, on the other hand, shall each afford to the other and its Representatives reasonable access during normal business hours upon reasonable notice throughout the period prior to the Effective Time to their respective officers, employees, Representatives, properties, books, contracts, commitments, files and records and, during such period, shall furnish promptly such information concerning its businesses, properties and personnel as the other party shall reasonably request. Notwithstanding the foregoing, neither Parent nor the Company shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of Contractual or legal restrictions, including applicable Laws, or which it believes is competitively sensitive information, but shall use its best efforts to obtain a consent to disclosure of such information. In addition, each party may designate any competitively sensitive information provided to the other under this Agreement as “outside counsel only.” Such information shall be given only to outside counsel of the recipient. Each party will use reasonable best efforts to minimize any disruption to the businesses of the other party and its Subsidiaries which may result from the requests for access, data and information hereunder.
      (b) Each of Parent and the Company also will consult with the other party regarding its business in a prompt manner and on a regular basis. The Company and its officers and employees shall notify Parent of, and keep Parent informed of all material information regarding, any meeting or discussion with the FDA regarding product approvals of the Company. Parent and its officers and employees shall notify the Company of, and keep the Company informed of all material information regarding, any meeting or discussion with the FDA regarding product approvals of Parent.
      (c) All nonpublic information provided to, or obtained by, a party in connection with the transactions contemplated hereby shall be “Proprietary Information” for purposes of the Confidentiality Agreement dated November 17, 2004 between Parent and the Company (the “Confidentiality Agreement”), the terms of which shall continue in force until the Effective Time; provided that Parent and the Company may disclose such information as may be necessary in connection with seeking the Parent Required Statutory Approvals, the Company Required Statutory Approvals, the Company Stockholder Approval and the Parent Stockholder Approval.
      (d) In addition, without limiting the foregoing, the Company shall (i) to the extent reasonably practicable, provide Parent with sufficient advance notice of intended written or electronic communications with the SEC regarding the investigation referred to in “Other Matters — Government Inquiry” under Item 3 of the Company 10-K (the “Investigation”) to allow Parent to review and comment upon such communications, (ii) promptly notify Parent of the receipt of any communications (written or oral) from the SEC or its staff and of any request by the SEC or its staff for additional information related to the Investigation, and, with respect to the Investigation, shall supply Parent with (A) full, complete and accurate copies of all correspondence between the Company or any of its Representatives and the SEC or its staff, and all information provided by the Company to the SEC or its staff, and (B) a full, accurate and complete description of all oral communications between the Company or any of its Representatives and the SEC or its staff, (iii) furnish Parent with all non-privileged information, files and records concerning and related to the Investigation as Parent may reasonably request, (iv) afford Parent and its Representatives reasonable access to the Company’s officers, employees and Representatives concerning the Investigation, and (v) keep Parent fully informed of all material information and developments regarding the Investigation. The Company shall consider in good faith the views and comments of Parent and its Representatives with respect to all communications and disclosure made to the SEC or its staff and other actions taken relating to the Investigation. The Company may designate any competitively sensitive information provided to Parent under this Agreement as “outside counsel only.”
      Section 5.06.     Employee Benefits.
      (a) From and after the Effective Time, Company Benefit Plans in effect as of the date of this Agreement shall remain in effect with respect to employees of the Company (or their Subsidiaries), covered by such plans at the Effective Time until such time as Parent shall, subject to applicable Law, the terms of this Agreement and the terms of such plans, adopt new benefit plans with respect to employees of the Company and its Subsidiaries (the “New Benefit Plans”). Prior to the Effective Time, Parent and the Company shall cooperate in reviewing, evaluating and analyzing Company Benefit Plans with a view towards developing appropriate New Benefit Plans for the employees covered thereby. At such time as any New Benefit Plans are implemented, Parent will, and will cause its Subsidiaries to, with respect to all New Benefit Plans, (i) provide each employee of the Company or its Subsidiaries with service or other credit for all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of the Company or its Subsidiaries under any New Benefit Plan that is a welfare plan that such employees may be eligible to participate in after the Effective Time, to the extent that such employee would receive credit for such conditions under the corresponding welfare plan in which any such employee participated immediately prior to the Effective Time, (ii) provide each employee of the Company or its Subsidiaries with credit for any co-payments and deductibles paid in satisfying any applicable deductible or out-of-pocket requirements under any New Benefit Plan that is a welfare plan that such employees are eligible to participate in after the Effective Time, (iii) provide each employee with credit for all service for purposes of eligibility, vesting and benefit accruals (but not for benefit accruals under any defined benefit pension plan) with the Company and its Subsidiaries, under each employee benefit plan, program, or arrangement of Parent or its Subsidiaries in which such employees are eligible to participate after the Effective Time, and (iv) provide benefits under medical, dental, vision and similar health and welfare plans that are in the aggregate no less favorable than those provided to similarly situated employees of Parent and its Subsidiaries; provided, however, that in no event shall the employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service. Notwithstanding anything to the contrary in this Section 5.06, Parent shall have no obligation to provide any credit for service, co-payments, deductibles paid, or for any purpose, unless and until Parent has received such supporting documentation as Parent may reasonably deem to be necessary in order to verify the appropriate credit to be provided.
      (b) If requested by Parent at least seven (7) days prior to the Effective Time, the Company shall terminate any and all Company Benefit Plans intended to qualify under Section 401(k) of the Code, effective not later than the last business day immediately preceding the Effective Time. In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company’s Board of Directors (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time.
      (c) The foregoing notwithstanding, Parent shall, and shall cause its Subsidiaries to, honor in accordance with their terms all benefits accrued through the Effective Time under Company Benefit Plans or under other contracts, arrangements, commitments, or understandings described in the Company Disclosure Letter.
      (d) Unless mutually agreed upon by the parties hereto, the Company shall terminate the Company ESPP in accordance with Section 2.07.
      (e) Nothing in this Section 5.06 shall be interpreted as preventing Parent from amending, modifying or terminating any of the Company Benefit Plans, or other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable Law.
      Section 5.07.     Registration Statement; Joint Proxy Statement; Stockholder Meetings; Listing of Shares.
      (a) As soon as is reasonably practicable after the execution of this Agreement, Parent and the Company shall prepare and file with the SEC proxy materials which shall constitute the Joint Proxy Statement and Parent shall prepare and file with the SEC the Registration Statement (in which the Joint Proxy Statement will be included as a prospectus). Each of Parent and the Company shall use its commercially reasonable best efforts to have the Registration Statement declared effective under the Securities Act by the SEC as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby, and Parent shall take all commercially reasonable actions required to be taken under any applicable state blue sky or securities Laws in connection with the Share Issuance. Each party hereto shall furnish all information concerning it and the holders of its capital stock as the other party hereto may reasonably request in connection with such actions. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement or the Registration Statement or for additional information, and shall supply each other with copies of all correspondence between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Registration Statement or the Merger.

      (b) If, at any time prior to the receipt of the Parent Stockholder Approval or the Company Stockholder Approval, any event occurs with respect to the Company or any of its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Joint Proxy Statement or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, the Company shall promptly notify Parent of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s or the Company’s stockholders.
      (c) If, at any time prior to the receipt of the Parent Stockholder Approval or the Company Stockholder Approval, any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Joint Proxy Statement or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s or the Company’s stockholders.
      (d) The Company will, as promptly as reasonably practicable following the execution of this Agreement, duly take all lawful action to call, give notice of, convene and hold the Company Stockholders’ Meeting for the purpose of obtaining the Company Stockholder Approval, which meeting shall be a special meeting of the Company’s stockholders. In connection with the Company Stockholders’ Meeting and the transactions contemplated hereby, the Company will (i) subject to the fiduciary duties of its Board of Directors, use its commercially reasonable best efforts (including postponing or adjourning the Company Stockholders’ Meeting to solicit additional proxies) to obtain the necessary approvals by its stockholders of this Agreement, the Merger and the other transactions contemplated hereby and (ii) otherwise comply with all legal requirements applicable to the Company Stockholders’ Meeting. Subject to Section 5.03(e), the Joint Proxy Statement shall contain the unqualified recommendation of the Company’s Board of Directors that its stockholders vote in favor of the approval and adoption of this Agreement and the Merger.
      (e) Parent will, as promptly as reasonably practicable following the execution of this Agreement, duly take all lawful action to call, give notice of, convene and hold the Parent Stockholders’ Meeting for the purpose of obtaining the Parent Stockholder Approval. In connection with the Parent Stockholders’ Meeting and the transactions contemplated hereby, Parent will (i) subject to the fiduciary duties of its Board of Directors, use its commercially reasonable best efforts (including postponing or adjourning the Parent Stockholders’ Meeting to solicit additional proxies) to obtain the necessary approvals by its stockholders of the Share Issuance and (ii) otherwise comply with all legal requirements applicable to the Parent Stockholders’ Meeting. Subject to Section 5.04(e), the Joint Proxy Statement shall contain the unqualified recommendation of Parent’s Board of Directors that its stockholders vote in favor of the Share Issuance.
      (f) Parent shall use its commercially reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and the shares of Parent Common Stock to be reserved for issuance upon exercise of converted Company Stock Options to be approved for listing on the NYSE, subject to official notice of issuance.
      Section 5.08.     Section 16 Matters. Prior to the Effective Time: (i) Parent’s Board of Directors, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of the Company, who may become a covered person of Parent for purposes of Section 16 (together with the rules and regulations thereunder, “Section 16”) of the Exchange Act, of shares of Parent Common Stock or options to purchase shares of Parent Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16; and (ii) the Company’s Board of Directors, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company, who is a covered person of the Company for purposes of Section 16, of shares of Company Common Stock or Company Stock Options pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.
      Section 5.09.     Public Announcements. Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review and make reasonable comment upon, any press release or making any public statement with respect to its business operations or this Agreement and the transactions contemplated hereby and, except as may be required by applicable Law or any listing agreement with, or regulation of, any securities exchange on which the Company Common Stock or the Parent Common Stock, as applicable, are listed, will not issue any such press release or make any such public statement prior to receiving the other party’s consent (which shall not be unreasonably withheld or delayed); provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 5.09.
      Section 5.10.     Expenses and Fees.
      (a) Subject to Section 5.10(b) and Section 5.10(c), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with preparing, printing and filing the Registration Statement (including the Joint Proxy Statement), the listing of the Parent Common Stock on the NYSE and in connection with any required filings under the HSR Act shall be borne equally by Parent and the Company.
      (b) The Company agrees to pay to Parent the fees set forth below under the following circumstances:

(i) If this Agreement is terminated pursuant to Section 7.01(c), then the Company shall pay Parent $10,000,000 within two (2) Business Days following termination by wire transfer of same-day funds to an account specified in writing by Parent.

(ii) If (i) after the date of this Agreement and prior to the Company Stockholders’ Meeting, any Person publicly announces a Company Acquisition Proposal which has not been expressly and bona fide publicly withdrawn, (ii) this Agreement is terminated by either the Company or Parent pursuant to Section 7.01(b)(iii) or by Parent pursuant to Section 7.01(c) as a result of a breach of a covenant or other affirmative obligation, and (iii) within 12 months after the date of termination of this Agreement, the Company enters into a definitive agreement with respect to a Company Acquisition Transaction or consummates a Company Acquisition Transaction, then the Company shall pay to Parent by wire transfer of same-day funds $90,000,000 (the “Company Termination Fee”), less any amount paid by the Company to Parent pursuant to Section 5.10(b)(i) at the earlier of the date the Company enters into a definitive agreement providing for a Company Acquisition Transaction and the date of consummation of such the Company Acquisition Transaction. Solely for the purposes of this Section 5.10(b)(ii), the term “Company Acquisition Transaction” shall have the meaning assigned to such term in Section 8.03(a), except that all references to “15%” or “85%” shall be changed to “50%”.

(iii) If Parent terminates this Agreement pursuant to Section 7.01(e), the Company shall pay Parent the Company Termination Fee within two (2) Business Days following termination by wire transfer of same-day funds to an account specified in writing by Parent.
      (c) Parent agrees to pay to the Company the fees set forth below under the following circumstances:

(i) If this Agreement is terminated pursuant to Section 7.01(d), then Parent shall pay the Company $10,000,000 within two (2) Business Days following termination by wire transfer of same-day funds to an account specified in writing by the Company. If this Agreement is terminated pursuant to Section 7.01(b)(iv), then Parent shall pay the Company $16,500,000 within two (2) Business Days following termination by wire transfer of same-day funds to an account specified in writing by the Company.

(ii) If (i) after the date of this Agreement and prior to the Parent Stockholders’ Meeting, any Person publicly announces a Parent Acquisition Proposal which has not been expressly and bona fide publicly withdrawn, (ii) this Agreement is terminated by either the Company or Parent pursuant to Section 7.01(b)(iv) or by the Company pursuant to Section 7.01(d) as a result of a breach of a covenant or other affirmative obligation, and (iii) within 12 months after the date of termination of this Agreement, Parent enters into a definitive agreement with respect to a Parent Acquisition Transaction or consummates a Parent Acquisition Transaction, then Parent shall pay to the Company by wire transfer of same-day funds $70,000,000 (the “Parent Termination Fee”), less any amount paid by Parent to the Company pursuant to Section 5.10(c)(i) or 5.10(c)(iv), at the earlier of the date Parent enters into a definitive agreement providing for a Parent Acquisition Transaction and the date of consummation of such Parent Acquisition Transaction. Solely for the purposes of this Section 5.10(c)(ii), the term “Parent Acquisition Transaction” shall have the meaning assigned to such term in Section 8.03(a), except that all references to “15%” or “85%” shall be changed to “50%”.

(iii) If the Company terminates this Agreement pursuant to Section 7.01(f), Parent shall pay the Company the Parent Termination Fee within two (2) Business Days following termination by wire transfer of same-day funds to an account specified in writing by the Company.

(iv) If either party terminates this Agreement pursuant to Section 7.01(b)(i) or 7.01(b)(ii) and all other conditions to consummation of the Merger are satisfied or capable of then being satisfied and the sole reason that the Merger has not been consummated on or prior to the date of such termination is that one or more conditions set forth in Section 6.01(b) or Section 6.01(c) has not been satisfied due to the failure to obtain the necessary consents and approvals under Antitrust Laws or a judgment, injunction, order or decree of a Governmental Entity of competent jurisdiction shall be in effect (including the effects of any such failure or acts) and such judgment, injunction, order or decree was issued under Antitrust Laws, then Parent shall pay the Company $10,000,000 within two (2) Business Days following termination by wire transfer of same-day funds to an account specified in writing by the Company; provided, however, that the Company shall not be entitled to such fee if, prior to or at the time of termination, (A) Parent is entitled to terminate this Agreement pursuant to Section 7.01(c) (excluding the notice provisions contained therein) or (B) the Company is in breach of its obligations set forth in Section 5.11 with respect to Antitrust Laws.

(v) Notwithstanding the foregoing, Parent shall not be obligated to pay the Company a fee under both Section 5.10(c)(i) and Section 5.10(c)(iv).
      (d) Each of Parent and the Company acknowledges that the agreements contained in Sections 5.10(b) and 5.10(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement. Accordingly, if either party (the “Defaulting Party”) fails promptly to pay the termination fee, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the Defaulting Party for the termination fee, the Defaulting Party shall pay to the other party interest on the termination fee from and including the date payment of the termination fee was originally due to but excluding the date of actual payment at the prime rate of Bank of America, National Association in effect on the date such payment was originally required to be made. If applicable, the termination fee shall not be payable by a party more than once pursuant to this Section 5.10.
      Section 5.11.     Agreement to Cooperate.
      (a) The Company and Parent shall each use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) obtain from any Governmental Entity or any other third Person any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Company or Parent or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including, without limitation, the Merger, and (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable Law. The Company and Parent shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Subject to Section 5.05, Parent and the Company shall use their reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.
      (b) The Company and Parent agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their reasonable best efforts to obtain any government clearances or approvals required for the Closing under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), to obtain the expiration of any applicable waiting period under any Antitrust Law, to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under any Antitrust Law. Parent shall have the right to determine and direct the strategy and process by which the parties will seek required approvals under Antitrust Laws; provided that Parent will consult with and consider in good faith the views of the Company in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. Notwithstanding anything to the contrary in this Section 5.11, neither Parent nor any of its Subsidiaries shall be required to (i) license, divest, dispose of or hold separate any material assets or businesses of Parent or the Company or any of their respective Subsidiaries or otherwise take or commit to take any action that limits in any material respect its freedom of action with respect to, or its ability to retain, any of the assets or businesses of Parent or the Company or any of their respective Subsidiaries, or (ii) agree to or effect any license, divestiture, disposition or hold separate any business or take any other action or agree to any limitation that is not conditioned on the consummation of the Merger. The Company (x) shall not take or agree to take any action identified in clause (i) or (ii) of the immediately preceding sentence without the prior written consent of Parent and (y) if so requested by Parent, shall use reasonable best efforts to effect any license, divestiture, disposition or hold separate of any of the Company’s assets or businesses necessary to obtain clearances or approvals required for the Closing under the Antitrust Laws, provided that such action is conditioned on the consummation of the Merger.
      (c) Each of Parent and the Company shall give (or shall cause their respective Subsidiaries to give) any notices to third Persons, and use, and cause their respective Subsidiaries to use, their reasonable efforts to obtain any third Person consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Parent Disclosure Letter or the Company Disclosure Letter, as the case may be, or (iii) required to prevent a Parent Material Adverse Effect or a Company Material Adverse Effect from occurring prior to or after the Effective Time. If any party shall fail to obtain any consent from a third Person described in this subsection (c), such party will use its reasonable efforts, and will take any such actions reasonably requested by the other party hereto, to limit the adverse affect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or that could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.
      (d) Parent and the Company shall promptly (and, in any event, within 24 hours) advise the other orally and in writing of any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect, respectively. The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.
      Section 5.12.     Directors’ and Officers’ Indemnification.
      (a) Parent shall, to the fullest extent permitted by Law, and shall cause the Surviving Corporation to, honor all of the Company’s and its Subsidiaries’ obligations to indemnify the current or former directors or officers of the Company or any of its Subsidiaries, and any person who becomes an officer or director of the Company or any of its Subsidiaries, for acts or omissions by such directors and officers occurring prior to the Effective Time, whether pursuant to the Company’s or any Subsidiary’s Certification of Incorporation, bylaws, individual indemnity agreements or otherwise, and such obligations shall survive the Merger. For a period of six years following the Effective Time, the certificates of incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries shall contain, and Parent shall cause the certificates of incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries to contain, provisions no less favorable with respect to indemnification and exculpation of such directors and officers than are presently set forth in the Company’s and its Subsidiary’s Certification of Incorporation and bylaws.
      (b) For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company; provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date hereof by the Company for such insurance (such 200% amount, the “Maximum Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium; provided, further, if Parent in its sole discretion elects, by giving written notice to the Company at least thirty days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount at least equal to the annual aggregate coverage limit under the Company’s existing directors and officers liability policy, and in all other respects shall be with reputable and financially sound carriers and no less advantageous on the whole to such existing coverage). Parent and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 5.12(b) for so long as such “tail” policy shall be maintained in full force and effect. Company represents to Parent that the Maximum Premium is as set forth in Section 5.12(b) of the Company Disclosure Letter.
      (c) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provisions to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 5.12. The obligations of Parent and the Surviving Corporation under this Section 5.12 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.12 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.12 applies shall be third party beneficiaries of this Section 5.12).

      Section 5.13.     Rule 145. The Company shall, promptly after the date hereof and prior to the mailing of the Joint Proxy Statement, deliver to Parent a list setting forth the names of all Persons the Company expects to be, at the time of the Company’s Stockholders’ Meeting, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall furnish such information and documents as Parent may reasonably request for the purpose of reviewing the list and shall supplement such list to reflect any Person that later becomes an “affiliate” of the Company for purposes of Rule 145 under the Securities Act. The Company shall use reasonable best efforts to cause each Person who is identified as an affiliate in the list furnished or supplemented pursuant to this Section 5.13 to execute a written agreement, promptly following the date hereof, in substantially the form of Exhibit A hereto.
      Section 5.14.     Tax Free Merger.
      (a) Each of Parent, Merger Sub and the Company shall use its commercially reasonable efforts to cause the Merger to qualify, and shall use its commercially reasonable efforts not to, and not to permit or cause any of its Subsidiaries to, take any action (including any action otherwise permitted by Section 5.01 in the case of the Company or Section 5.02 in the case of Parent) that could reasonably be expected to prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code.
      (b) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Parent, Merger Sub and the Company shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.
      (c) The parties hereto shall cooperate and use their commercially reasonable efforts in order for Parent to obtain the opinion of Latham & Watkins LLP described in Section 6.01(f) and for the Company to obtain the opinion of Morrison & Foerster LLP described in Section 6.01(g). In connection therewith, both Parent (together with Merger Sub) and the Company shall deliver to Latham & Watkins LLP and Morrison & Foerster LLP representation letters, dated and executed as of the dates of such opinions, in substantially the form attached to this Agreement as Exhibits B and C, respectively.
      Section 5.15.     Stockholder Litigation.
      (a) In the event a stockholder litigation related to this Agreement or the transactions contemplated hereby is brought, or threatened, against the Company and/or the members of the Company’s Board of Directors, the Company shall have the right to control the defense of such litigation; provided, however, that the Company shall engage Morrison & Foerster LLP or such other counsel that is reasonably acceptable to Parent. The Company shall promptly notify Parent of any such stockholder litigation brought, or threatened, against the Company and/or the members of the Company’s Board of Directors and shall provide Parent with updates and such information as Parent shall reasonably request with respect to the status of the litigation and discussions between the parties thereto (unless the provision of such updates and information could reasonably be expected to result in a loss of attorney-client privilege). The Company shall give Parent the opportunity to participate in the defense of and settlement discussions with respect to such litigation and shall not make any payment or settlement offer prior to the Effective Time with respect to any such litigation unless Parent shall have consented in writing to such payment or settlement, which consent shall not be unreasonably withheld.
      (b) In the event a stockholder litigation related to this Agreement or the transactions contemplated hereby is brought, or threatened, against Parent and/or the members of Parent’s Board of Directors, Parent shall have the right to control the defense of such litigation; provided, however, that Parent shall engage Latham & Watkins LLP or such other counsel that is reasonably acceptable to the Company. Parent shall promptly notify the Company of any such stockholder litigation brought, or threatened, against Parent and/or the members of Parent’ Board of Directors and shall provide the Company with updates and such information as the Company shall reasonably request with respect to the status of the litigation and discussions between the parties thereto (unless the provision of such updates and information could reasonably be expected to result in a loss of attorney-client privilege). Parent shall give the Company the opportunity to participate in the defense of and settlement discussions with respect to such litigation and shall not make any payment or settlement offer prior to the Effective Time with respect to any such litigation unless the Company shall have consented in writing in such payment or settlement, which consent shall not be unreasonably withheld.

      Section 5.16.     Control of Other Party’s Business. Nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the operations of any other party prior to the consummation of the Merger. Prior to the consummation of the Merger, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
      Section 5.17.     Rights Agreements.
      (a) The Company covenants and agrees that it will not (i) redeem the Company Rights, or (ii) amend the Company Rights Agreement prior to the termination of this Agreement unless, and only to the extent that, it is required to do so by order of a court of competent jurisdiction. The Company’s Board of Directors shall not make a determination that Parent, Merger Sub or any of their respective “Affiliates” or “Associates” (as such terms are defined in the Company Rights Agreement) is, by virtue of this Agreement or any action contemplated by this Agreement, an “Acquiring Person” (as such term is defined in the Company Rights Agreement) for purposes of the Company Rights Agreement. The Company shall not adopt a new stockholder rights plan or “poison pill.”
      (b) Parent covenants and agrees that it will not (i) redeem the Parent Rights, or (ii) amend the Parent Rights Agreement prior to the termination of this Agreement unless, and only to the extent that, it is required to do so by order of a court of competent jurisdiction. Parent’s Board of Directors shall not make a determination that the Company, Merger Sub or any of their respective “Affiliates” or “Associates” (as such terms are defined in the Parent Rights Agreement) is, by virtue of this Agreement or any action contemplated by this Agreement, an “Acquiring Person” (as such term is defined in the Parent Rights Agreement) for purposes of the Parent Rights Agreement. Parent shall not adopt a new stockholder rights plan or “poison pill.”
      Section 5.18.     Board of Directors. At or prior to the Effective Time, the Board of Directors of Parent shall take all action necessary so that, effective immediately following the Effective Time, (i) Mitchell S. Rosenthal, M.D., Nicholas L. Teti, Joy A. Amundson (or, in the event that Ms. Amundson is unable to serve as a director, such other current director of the Company selected by the nominating committee of Parent’s Board of Directors) and Terry E. Vandewarker shall be appointed to Board of Directors of Parent, with Mr. Rosenthal being placed in a class with a term expiring in 2005, Ms. Amundson (or such other current director of the Company determined by the nominating committee of Parent’s Board of Directors) and Mr. Vandewarker being placed in a class with a term expiring in 2006 and Mr. Teti being placed in a class with a term expiring in 2007, and (ii) the audit committee of Parent’s Board of Directors shall consist of four members, including two current members of Parent’s Board of Directors and Mr. Vandewarker and Ms. Amundson (or, in the event that Ms. Amundson is unable to serve as a director, such other current director of the Company selected by the nominating committee of Parent’s Board of Directors). Certain management designations anticipated by the parties to be effected at the Effective Time are set forth on Schedule 5.18 of the Company Disclosure Letter.
      Section 5.19.     Financing.
      (a) Without limiting Sections 5.05 or 5.11, the Company agrees to use its reasonable best efforts to provide, and to use its reasonable best efforts to cause the Subsidiaries of the Company and the respective officers, employees and independent auditors of the Company and the subsidiaries of the Company to provide, cooperation in connection with the arrangement of any financing to be consummated in order to fund the Cash Merger Consideration to be paid pursuant to this Agreement (each, a “Financing”), including without limitation, reasonable participation in meetings and road shows; the provision of information relating to the Financing reasonably requested by Parent; and reasonable assistance in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents of Parent. Notwithstanding this Section 5.19(a), the Company shall not be required to provide any information which it reasonably believes it may not provide to another party by reason of Contractual or legal restrictions, including applicable Laws, or which it believes is competitively sensitive information, but shall use its best efforts to obtain a consent to disclosure of such information. In addition, the Company may designate any competitively sensitive information provided to the other under this Section 5.19(a) as “outside counsel only.” Such information shall be given only to outside counsel of the recipient. Parent will use reasonable best efforts to minimize any disruption to the businesses of the Company and its Subsidiaries which may result from the requests for access, data and information hereunder.
      (b) Prior to the Closing, Parent shall obtain all financing required for the transactions contemplated by this Agreement. Any Financing shall, in the reasonable judgment of Parent, be on reasonable terms. Parent acknowledges that, notwithstanding any conditions stated in the Financing Commitment Letter, Parent’s and Merger Sub’s obligations to have sufficient funds and sufficient authorized but unissued shares of Parent Common Stock to consummate the Merger and the other transactions contemplated by this Agreement are not conditioned upon the consummation of any Financing.
      (c) Without limiting Section 5.05, Parent shall keep the Company reasonably informed of the status of any contemplated or proposed Financing. Without limiting the generality of the foregoing, Parent shall (i) notify the Company promptly of any proposed or executed amendments to the Financing Commitment Letter, (ii) provide to the Company copies of any other commitment letters and any definitive agreements entered into by Parent or any of its Affiliates in connection with the Financing Commitment Letter or any alternative Financing, and all notices and all proposed or executed amendments or modifications regarding any such documents or arrangements, (iii) notify the Company of any assertion by any lender under the Financing Commitment Letter or any other commitment letter or definitive agreements entered into in relation to a Financing that any condition contained in the Financing Commitment Letter or any other commitment letter or definitive agreements entered into in relation to a Financing has not been satisfied or cannot be satisfied at the time such condition is required to be satisfied, and (iv) discuss with the Company at the Company’s reasonable request the status of any contemplated or proposed Financing.
      Section 5.20.     Further Assurances. Each party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.
ARTICLE VI
CONDITIONS TO THE MERGER
      Section 6.01.     Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) (i) The Company shall have obtained the Company Stockholder Approval and (ii) Parent shall have obtained the Parent Stockholder Approval;

(b) No judgment, injunction, order or decree of a Governmental Entity of competent jurisdiction shall be in effect which has the effect of making the Merger illegal or otherwise restraining or prohibiting the consummation of the Merger; provided, however, that prior to asserting this condition, subject to Section 5.11, each of the parties shall have used its reasonable efforts to prevent the entry of any such judgment, injunction, order or decree;

(c) (i) All consents, approvals, orders or authorizations from, and all material declarations, filings and registrations with, any Governmental Entity, including all necessary approvals under any applicable Antitrust Laws, required to consummate the Merger and the other transactions contemplated by this Agreement shall have been obtained or made, except for such consents, approvals, orders, authorizations, material declarations, filings and registrations, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (for purposes of this clause, after giving effect to the Merger), and (ii) the waiting period (and any extension thereof) applicable to consummation of the Merger under the HSR Act shall have expired or been terminated;

(d) The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before the SEC;

(e) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(f) Parent shall have received a written opinion of Latham & Watkins LLP, in form and substance reasonably acceptable to it, dated as of the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to Parent shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent, Merger Sub and the Company, in substantially the forms attached hereto as Exhibits B and C. The condition set forth in this Section 6.01(f) shall not be waivable after receipt of the Company Stockholder Approval or the Parent Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure;

(g) The Company shall have received a written opinion of Morrison & Foerster LLP, in form and substance reasonably acceptable to it, dated as of the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes the Company Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to the Company shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent, Merger Sub and the Company, in substantially the forms attached hereto as Exhibits B and C. The condition set forth in this Section 6.01(g) shall not be waivable after receipt of the Company Stockholder Approval or the Parent Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure; and

(h) There shall not be pending any suit, action or proceeding by any Governmental Entity in any court of competent jurisdiction seeking to prohibit the consummation of the Merger or any other transaction contemplated by this Agreement or that would otherwise cause a Company Material Adverse Effect or a Parent Material Adverse Effect; provided that, if the court of competent jurisdiction dismisses or renders a final decision denying a Governmental Entity’s request for an injunction in such suit, action or proceeding, then four (4) Business Days following such dismissal or decision, this condition to closing shall, with respect to such suit, action or proceeding, thereafter be deemed satisfied whether or not such Governmental Entity appeals the decision of such court or files an administrative complaint before the Federal Trade Commission.
      Section 6.02.     Conditions to the Obligations of Parent. The obligation of Parent to consummate the Merger is subject to the satisfaction of the following further conditions:

(a) The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b) The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Company Material Adverse Effect;

(c) Since the date of this Agreement, there shall not have been any state of facts, events, changes, effects, developments, conditions or occurrences that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(d) Parent shall have received a certificate signed by an executive officer of the Company indicating that the conditions set forth in clauses (a) and (b) of this Section 6.02 have been satisfied;

(e) Effective demands under Section 262 of the DGCL shall not have been received by the Company with respect to more than 10.0% of the outstanding shares of Company Common Stock; and

(f) The Investigation (including the facts and circumstances related thereto) shall not have prevented Parent from obtaining Financing consistent with the terms and conditions set forth in the Financing Commitment Letter; provided, however, that Parent shall have used commercially reasonable efforts to obtain such Financing.
      Section 6.03.     Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following:

(a) Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b) The representations and warranties of Parent contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Parent Material Adverse Effect;

(c) Since the date of this Agreement, there shall not have been any state of facts, events, changes, effects, developments, conditions or occurrences that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect;

(d) The Company shall have received a certificate signed by an executive officer of Parent indicating that the conditions set forth in clauses (a) and (b) of this Section 6.03 have been satisfied; and

(e) Parent shall have the funds necessary to pay the Cash Merger Consideration.
ARTICLE VII
TERMINATION
      Section 7.01.     Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company and/or Parent):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger has not been consummated on or before December 19, 2005 (such date, as it may be extended under clause (A) of this paragraph, the “Termination Date”); provided, however, that (A) the Termination Date may be extended by either party (by written notice thereof to the other party), from time to time, for an additional period of time not to exceed forty-three days if (y) if Parent has been unable to obtain funds on terms satisfactory to Parent sufficient to pay the full amount of the Cash Merger Consideration or (z) all other conditions to consummation of the Merger are satisfied or capable of then being satisfied and the sole reason that the Merger has not been consummated by such date is that one or more conditions set forth in Section 6.01(b), Section 6.01(c) or Section 6.01(d) has not been satisfied due to the failure to obtain the necessary consents and approvals under Antitrust Laws or a judgment, injunction, order or decree of a Governmental Entity of competent jurisdiction shall be in effect, and Parent or the Company are still attempting to obtain such necessary consents and approvals under Antitrust Laws or are contesting the refusal of the relevant Governmental Entity to give such consents or approvals or the entry of any such judgment, injunction, order or decree by a Governmental Entity or through other applicable proceedings, and (B) the right to terminate this Agreement pursuant to this Sec-

tion 7.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been the cause of or resulted in the failure of the Merger to be consummated by the Termination Date;

(ii) if any Governmental Entity shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

(iii) if, upon a vote at a duly held meeting (or at any adjournment or postponement thereof) to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; or

(iv) if, upon a vote at a duly held meeting (or at any adjournment or postponement thereof) to obtain the Parent Stockholder Approval, the Parent Stockholder Approval is not obtained;

(c) by Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement which (x) would result in a failure of a condition set forth in Section 6.02(a) or Section 6.02 (b) and (y) cannot be cured prior to the Termination Date; provided that Parent shall have given the Company written notice, delivered at least ten (10) Business Days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c) and the basis for such termination;

(d) by the Company, if there has been a breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement which (x) would result in a failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (y) cannot be cured prior to the Termination Date; provided that the Company shall have given Parent written notice, delivered at least ten (10) Business Days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d) and the basis for such termination;

(e) by Parent, if (i) the Company’s Board of Directors shall have effected a Company Change of Recommendation or resolved to do so; (ii) the Company’s Board of Directors shall have approved or recommended to the Company’s stockholders a Company Acquisition Proposal or resolved to do so; (iii) a tender offer or exchange offer for shares of Company Common Stock is commenced (other than by Parent or any of its Affiliates) and the Company’s Board of Directors recommends that the Company’s stockholders tender their shares in such tender or exchange offer or such Board of Directors fails to recommend that the Company’s stockholders reject such tender or exchange offer within ten (10) Business Days after receipt of Parent’s request to do so; or (iv) for any reason the Company fails to call, hold or convene the Company Stockholders’ Meeting on or before the fifth Business Day prior to the Termination Date; provided that (A) Parent’s right to terminate this Agreement under clause (iv) shall not be available if at such time (y) the Company would be entitled to terminate this Agreement under Sections 7.01(b)(ii), (d) or (f) or (z) the conditions set forth in Sections 6.01(a)(ii), (b), (c), (d) or (h) shall not have been satisfied, and (B) with respect to clauses (i) and (ii), it being understood that neither disclosure of any competing proposal that is not being recommended by the Company’s Board of Directors nor disclosure of any facts or circumstances, together with a statement that the Company’s Board of Directors continues to recommend approval of this Agreement and the Merger, shall be considered to be a Company Change of Recommendation; or

(f) by the Company, if (i) Parent’s Board of Directors shall have effected a Parent Change of Recommendation or resolved to do so; (ii) Parent’s Board of Directors shall have approved or recommended to Parent’s stockholders a Parent Acquisition Proposal or resolved to do so; (iii) a tender offer or exchange offer for outstanding shares of Parent Common Stock is commenced (other than by the Company or any of its affiliates) and Parent’s Board of Directors recommends that Parent’s stockholders tender their shares in such tender or exchange offer or such Board of Directors fails to recommend that Parent’s stockholders reject such tender or exchange offer within ten (10) Business Days after receipt of the Company’s request to do so; or (iv) for any reason Parent fails to call, hold or convene the Parent Stockholders’ Meeting on or before the fifth Business Day prior the Termination Date; provided that (A) the Company’s right to terminate this Agreement under clause (iv) shall not be available if at such time (y) Parent would be entitled to terminate this Agreement under Sections 7.01(b)(ii), (c) or (e) or (z) the conditions set forth in Sections 6.01(a)(i), (b), (c), (d) or (h) shall not have been satisfied, and (B) with respect to clauses (i) and (ii), it being understood that neither disclosure of any competing proposal that is not being recommended by Parent’s Board of Directors nor disclosure of any facts or circumstances, together with a statement that Parent’s Board of Directors continues to recommend approval of the Share Issuance, shall be considered to be a Parent Change of Recommendation.

      The party desiring to terminate this Agreement pursuant to Section 7.01 (other than pursuant to Section 7.01(a)) shall give written notice of such termination to the other parties.
      Section 7.02.     Effect of Termination. In the event of termination of this Agreement by either Parent or the Company prior to the Effective Time pursuant to the provisions of Section 7.01, this Agreement shall forthwith become void, and there shall be no Liability or further obligation on the part of Parent, the Company or Merger Sub or their respective officers or directors (except as set forth in Sections 5.05(c), 5.10 and Article VIII, all of which shall survive the termination). Nothing in this Section 7.02 shall relieve any party from Liability for any willful and material breach of this Agreement.
ARTICLE VIII
MISCELLANEOUS
      Section 8.01.     Non-Survival of Representations and Warranties. No representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
      Section 8.02.     Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (i) upon personal delivery, (ii) one (1) Business Day after being sent via a nationally recognized overnight courier service if overnight courier service is requested or (iii) upon receipt of electronic or other confirmation of transmission if sent via facsimile, in each case at the addresses or fax numbers (or at such other address or fax number for a party as shall be specified by like notice) set forth below:
      If to Parent, to:

Medicis Pharmaceutical Corporation
8125 North Hayden Road
Scottsdale, Arizona 85258-2463
Attention: Chief Financial Officer
Facsimile: (602) 808-3888
      with copies to:

Latham & Watkins LLP
650 Town Center Drive, Suite 2000
Costa Mesa, California 92626

Attention:	Charles K. Ruck, Esq.

R. Scott Shean, Esq.
Facsimile: (714) 755-8290
      If to the Company, to:

Inamed Corporation
5540 Ekwill Street
Santa Barbara, California 93111-2936
Attention: General Counsel
Facsimile: (805) 692-5409

      with copies to:

Morrison & Foerster LLP
3811 Valley Centre Drive, Suite 500
San Diego, California 92130-2332
Attention: Scott M. Stanton
Facsimile: (858) 720-5125
      Section 8.03.     Defined Terms.
      (a) For purposes of this Agreement:

“Action” means any claim, suit, action, proceeding or investigation.

An “Affiliate” of any Person shall mean another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

“Business Day” means any day, other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Los Angeles, California.

“Company Acquisition Proposal” means any offer or proposal with respect to a potential or proposed the Company Acquisition Transaction.

“Company Acquisition Transaction” means any (a) merger, consolidation, business combination or similar transaction involving the Company or any of its Significant Subsidiaries pursuant to which the stockholders of the Company immediately prior to such transaction would own less than 85% of the aggregate voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), (b) sale, lease, exclusive license or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, joint venture or otherwise of assets of the Company or its Subsidiaries representing 15% or more of the consolidated assets of the Company and its Subsidiaries, (c) issuance, sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company, (d) transaction in which any Person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding voting capital stock of the Company or (e) any combination of the foregoing (other than the Merger).

“Company ERISA Affiliate Plan” shall mean each material employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of any ERISA Affiliate of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or contributed to by any ERISA Affiliate of the Company or any of its Subsidiaries or to which any ERISA Affiliate of the Company or any of its Subsidiaries contributes or is obligated to contribute or with respect to which any ERISA Affiliate of the Company or any of its Subsidiaries has or may have any Liability or obligations, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA or any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit or similar arrangement, agreement, plan, program or policy.

“Company Key Product” shall mean any product or line of products which, in any of the preceding three calendar years, generated more than 5% of the Company’s or any of its Subsidiary’s net revenue for that year and any product which the Company reasonably expects to generate more than 5% of the Company’s or any Subsidiary’s net revenue in any of the next five years, but in any event including the products sold or to be sold under the following trademarks and trade names: Lap-Band System, BIB (BioEntrerics Intragastric Balloon System), BioDimensional, 410 Signature Series, Biospan, McGhan, McGhan, Reloxin, Dysport, Cosmoderm, Cosmoplast, Hylaform, Captique, Zyderm, Zyplast Hydrafill, Hydrafill, JuveDerm or Juvinox.

“Company Licensed Intellectual Property” means all material Intellectual Property licensed to the Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean any change, event, development or effect that (i) is materially adverse to the business or financial condition of the Company and its Subsidiaries, taken as a whole, except for any such change, event, development or effect resulting from or arising out of (A) changes or developments in the medical device and specialty pharmaceutical industries generally (which changes or developments, in each case, do not disproportionately affect the Company in any material respect), (B) changes or developments in financial or securities markets or the economy in general (which changes or developments, in each case, do not disproportionately affect the Company in any material respect), (C) any change in the Company’s stock price or trading volume, in and of itself, (D) any failure by the Company to meet published revenue or earnings projections, in and of itself, (E) any changes resulting from or arising out of the announcement of this Agreement or actions pursuant to (and required by) this Agreement, or (F) the determination by, or the delay of a determination by, the FDA, or any panel or advisory body empowered or appointed thereby, with respect to the approval, non-approval or disapproval of any of the Company’s products, or (ii) that prevents the Company from fulfilling its obligation to consummate the Merger.

“Company Owned Intellectual Property” means all material Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Partner” means any Person which manufactures, develops, packages, processes, labels, tests or distributes products pursuant to a development, commercialization, manufacturing, supply, testing or other collaboration arrangement with the Company or any of its Subsidiaries.

“Company Registered Brand Name” means all trademarks, trade names, brand names, and service marks registered by the Company or any of its Subsidiaries in any country throughout the world.

“Company Restricted Stock” shall mean the Company Common Stock subject to the rights to acquire unvested shares outstanding under the Company Restricted Stock Plan.

“Company Restricted Stock Plan” shall mean the Company’s 2003 Restricted Stock Plan.

“Company Stock Plans” shall mean the Company’s Non-Employee Director’s Stock Option Plan, the Company’s 1998 Stock Option Plan, the Company’s 1999 Director’s Stock Election Plan, the Company’s 1999 Stock Option Plan, the Company’s 2000 Stock Option Plan, the Company’s 2003 Outside Director Compensation Plan, the Company’s 2004 Performance Stock Option Plan, the Company Restricted Stock Plan, the Standalone Option Agreements and any other plan or arrangement under which the Company or its subsidiaries grants equity-based awards.

“Company Superior Proposal” means an unsolicited, bona fide written offer made by a Company Potential Acquiror to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the Company or a majority of the total outstanding voting securities of the Company and as a result of which the stockholders of the Company immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that are more favorable to the Company’s stockholders than the terms of the Merger, taking into account, among other matters, all legal, financial, regulatory and other aspects of such offer and the Company Potential Acquiror, including (i) the likelihood and timing of consummation, (ii) any amendments to or modifications of this Agreement that Parent has offered at the time of determination and (iii) such other factors deemed relevant by the Company’s Board of Directors.

“Company Unregistered Brand Name” means all (i) trademarks, trade names, brand names, and service marks for which the Company or any of its Subsidiaries has filed an application with the U.S. Patent and Trademark Office or any foreign equivalent office and (ii) material trademarks, trade names, brand names, and service marks used by the Company or any of its Subsidiaries but not registered in any country anywhere in the world.

“Contract” means any agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, covenants not to sue, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other executory commitments to which any company is a party or to which any of the assets of the companies are subject, whether oral or written, express or implied (each, including all amendments thereto).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 52 or 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Environmental Law(s)” means any and all applicable international, federal, state, or local Laws or rule of common Law, permits, restrictions and licenses, which (i) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of Persons or property, including without limitation protection of the health and safety of employees; or (ii) impose liability or responsibility with respect to any of the foregoing, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“Exchange Act” means the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder).

“FDA” means the U.S. Food and Drug Administration.

“FDCA” means the Federal Food, Drug and Cosmetic Act of 1938, as amended, and the regulations of the FDA promulgated thereunder.

“GAAP” means United States generally accepted accounting principles.

“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314, 320, 812, and 814 of the Code of Federal Regulations.

“Good Laboratory Practices” means the FDA’s standards for conducting non clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations.

“Good Manufacturing Practices” means the requirements set forth in the quality systems regulations for medical devices contained in Title 21 part 820 of the Code of Federal Regulations, and the good manufacturing practice regulations for finished pharmaceutical or drug products contained in Title 21 parts 210 and 211 of the Code of Federal Regulations.

“Governmental Entity” means any foreign, federal, state, local or multi-national court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign and domestic, including (i) patents, patent applications (including any provisionals, continuations, divisions, continuations-in-part, extensions, renewals, reissues, revivals and reexaminations, any national phase PCT applications, PCT international applications, and all foreign counterparts), statutory invention certificates, copyrights, mask works, industrial designs, URLs, domain names, trademarks, service marks, logotypes, brand names, trade dress and trade names, (ii) all rights in, applications for, registrations of any of the foregoing, (iii) moral rights, rights to use a natural person’s name and likeness, publicity rights, (iv) trade secrets, confidential information, inventions, discoveries, improvements, modifications, know-how, techniques, methods, data, embodied or disclosed in any computer programs; product specifications; manufacturing, assembly, testing, clinical trials, patient surveys, physician surveys, surgical methods, educational programs, and (v) all good will related to any of the foregoing.

“IRS” means Internal Revenue Service.

“Knowledge” shall mean the actual knowledge of the executive officers of the Company or Parent, as the case may be.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree, treaty, convention, compact, protocol or arbitration award or finding.

“Liability or Liabilities” mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Liens” means any mortgage, deed of trust, deed to secure debt, title retention agreement, pledge, lien, encumbrance, security interest, conditional or installment sale agreement, charge or other claims of third parties of any kind.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

“NYSE” means the New York Stock Exchange, Inc.

“Parent Acquisition Proposal” means any offer or proposal with respect to a potential or proposed Parent Acquisition Transaction.

“Parent Acquisition Transaction” means any (a) merger, consolidation, business combination or similar transaction involving Parent or any of its Significant Subsidiaries pursuant to which the stockholders of Parent immediately prior to such transaction would own less than 85% of the aggregate voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), (b) sale, lease, exclusive license or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, joint venture or otherwise of assets of Parent or its Subsidiaries representing 15% or more of the consolidated assets of Parent and its Subsidiaries, (c) issuance, sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of Parent, (d) transaction in which any Person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding voting capital stock of Parent or (e) any combination of the foregoing (other than the Merger).

“Parent ERISA Affiliate Plan” shall mean each material employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of any ERISA Affiliate of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or contributed to by any ERISA Affiliate of the Company or any of its Subsidiaries or to which any ERISA Affiliate of the Company or any of its Subsidiaries contributes or is obligated to contribute or with respect to which any ERISA Affiliate of the Company or any of its Subsidiaries has or may have any Liability or obligations, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA or any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit or similar arrangement, agreement, plan, program or policy.

“Parent Key Product” shall mean any product or line of products which, in any of the preceding three calendar years, generated more than 5% of Parent’s or any of its Subsidiary’s net revenue for that year and any product which Parent reasonably expects to generate more than 5% of the Company’s or any Subsidiary’s net revenue in any of the next five years, but in any event including the products sold or to be sold under the following trademarks and trade names: Restylane, Loprox, Dynacin, Plexion and Triaz.

“Parent Licensed Intellectual Property” means all material Intellectual Property licensed to Parent or any of its Subsidiaries.

“Parent Material Adverse Effect” shall mean any change, event, development or effect that (i) is materially adverse to the business or financial condition of Parent and its Subsidiaries, taken as a whole, except for any such change, event, development or effect resulting from or arising out of (A) changes or developments in the medical device and specialty pharmaceutical industries generally (which changes or developments, in each case, do not disproportionately affect Parent in any material respect), (B) changes or developments in financial or securities markets or the economy in general (which changes or developments, in each case, do not disproportionately affect Parent in any material respect), (C) any change in Parent’s stock price or trading volume, in and of itself, (D) any failure by Parent to meet published revenue or earnings projections, in and of itself, (E) any changes resulting from or arising out of the announcement of this Agreement or actions pursuant to (and required by) this Agreement, or (F) the determination by, or the delay of a determination by, the FDA, or any panel or advisory body empowered or appointed thereby, with respect to the approval, non-approval or disapproval of any of Parent’s products, or (ii) that prevents Parent from fulfilling its obligation to consummate the Merger.

“Parent Owned Intellectual Property” means all material Intellectual Property owned by Parent or any of its Subsidiaries.

“Parent Partner” means any Person which manufactures, develops, packages, processes, labels or tests or distributes products pursuant to a development, commercialization, manufacturing, supply, testing or other collaboration arrangement with Parent or any of its Subsidiaries.

“Parent Registered Brand Name” means all trademarks, trade names, brand names, and service marks registered by Parent or any of its Subsidiaries in any country throughout the world.

“Parent Restricted Stock” shall mean the Parent Common Stock subject to the rights to acquire unvested shares outstanding under the Parent Restricted Stock Plan.

“Parent Restricted Stock Plan” shall mean Parent’s 2001 Senior Executive Restricted Stock Plan.

“Parent Stock Option” means any option to purchase Parent Common Stock granted under the Parent Stock Plans or otherwise.

“Parent Stock Plans” means Parent’s 1992 Stock Option Plan, Parent’s 1995 Stock Option Plan, Parent’s 1998 Stock Option Plan, Parent’s 2001 Senior Executive Restricted Stock Plan, Parent’s 2002 Stock Option Plan, Parent’s 2004 Stock Incentive Plan and any other plan or arrangement under which Parent grants equity-based awards.

“Parent Superior Proposal” means an unsolicited, bona fide written offer made by a Parent Potential Acquiror to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of Parent or a majority of the total outstanding voting securities of Parent and as a result of which the stockholders of Parent immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that are more favorable to Parent’s stockholders than the terms of the Merger, taking into account, among other matters, all legal, financial, regulatory and other aspects of such offer and the Parent Potential Acquiror, including (i) the likelihood and timing of consummation, (ii) any amendments to or modifications of this Agreement that the Company has offered at the time of determination and (iii) such other factors deemed relevant by Parent’s Board of Directors.

“Parent Unregistered Brand Name” means all (i) trademarks, trade names, brand names, and service marks for which Parent or any of its Subsidiaries has filed an application with the U.S. Patent and Trademark Office or any foreign equivalent office and (ii) material trademarks, trade names, brand names, and service marks used by Parent or any of its Subsidiaries but not registered in any country anywhere in the world.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder).

“Share Issuance” means the issuance of Parent Common Stock pursuant to Section 2.01(a)(i).

“Significant Subsidiary” shall mean as such term is defined in Rule 1-02 of Regulation S-X of the Exchange Act.

“SOX” means the Sarbanes-Oxley Act of 2002.

“Standalone Option Agreements” shall mean the Option Agreement between the Company and Nicholas L. Teti, dated July 23, 2001 and the Option Agreement between the Company and Hani Zeini, dated September 28, 2001.

“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax” or “Taxes” means all taxes of whatever kind or nature, including those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, estimated, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or other similar fees, assessments or charges of any kind whatsoever (together with any interest and any penalties, additions to tax or additional amounts), whether disputed or not, imposed by any Governmental Entity or Tax authority (domestic or foreign).

“Tax Returns” means any report, return (including information return), claim for refund, or statement relating to Taxes or required to be filed with any Tax authority (domestic or foreign), including any schedule or attachment thereto, and including any amendments thereof.

“Warning Letter” is a letter issued by the FDA for an alleged violation of regulatory significance which provides individuals and firms an opportunity to take voluntary corrective action.
      (b) The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Reference

1999 Option Plan	Section 2.06(a)
2000 Option Plan	Section 2.06(a)
Aggregate Cash Amount	Section 2.02(c)(ii)
Aggregate Company Share Number	Section 2.02(c)(iii)
Aggregate Dissenter’s Value	Section 2.02(c)(i)
Aggregate Parent Share Number	Section 2.02(c)(iv)
Aggregate Parent Stock Value	Section 2.02(c)(v)
Agreement	Preamble
Antitrust Laws	Section 5.11(b)
Assigned Repurchase Rights	Section 2.08
Cash Merger Consideration	Section 2.01(a)(i)(B)
Certificate	Section 2.04(b)
Certificate of Merger	Section 1.02
Closing	Section 1.02
Closing Date	Section 1.02
Closing Parent Stock Price	Section 2.02(c)(vi)
Closing Transaction Value	Section 2.02(c)(vii)
Code	Preamble
Company	Preamble
Company 10-K	Section 3.06
Company Benefit Plans	Section 3.13(a)
Company Change of Recommendation	Section 5.03(e)
Company Common Stock	Section 2.01(a)
Company Disclosure Letter	Article III Preamble
Company ESPP	Section 2.07
Company Financial Advisor	Section 3.20
Company Leases	Section 3.17(b)
Company Material Contracts	Section 3.11(a)
Company Material Leased Real Property	Section 3.17(b)
Company Material Licenses	Section 3.16(b)
Company Owned Real Property	Section 3.17(a)
Company Permits	Section 3.10(a)
Company Potential Acquiror	Section 5.03(b)
Company Preferred Stock	Section 3.02(a)
Company Purchase Rights	Section 3.02(a)
Company Qualified Plans	Section 3.13(d)
Company Required Statutory Approvals	Section 3.04(d)
Company Rights	Section 2.01(c)

Term	Reference

Company Rights Agreement	Section 2.01(c)
Company SEC Documents	Section 3.05(a)
Company Stock Options	Section 2.06(b)
Company Stockholder Approval	Section 3.04(a)
Company Stockholders’ Meeting	Section 3.09
Company Superior Proposal Notice	Section 5.03(b)
Company Termination Fee	Section 5.10(b)(ii)
Competing Confidentiality Agreement	Section 5.03(b)(i)
Confidentiality Agreement	Section 5.05(c)
Conversion Options	Section 2.06(b)
Convertible Notes	Section 4.02(a)
Defaulting Party	Section 5.10(d)
DGCL	Preamble
Dissenting Shares	Section 2.03
Effective Time	Section 1.02
Exchange Agent	Section 2.04(a)
Exchange Fund	Section 2.04(a)
Exchange Options	Section 2.06(a)
Exchange Ratio	Section 2.01(a)(i)(A)
FCPA	Section 3.22
Financing	Section 5.19(a)
Financing Commitment Letter	Section 4.23
Former Company Superior Proposal	Section 5.03(d)
Former Parent Superior Proposal	Section 5.04(d)
Investigation	Section 5.05(d)
Joint Proxy Statement	Section 3.09
Maximum Premium	Section 5.12(b)
Merger	Preamble
Merger Consideration	Section 2.01(a)(i)(B)
Merger Sub	Preamble
New Benefit Plans	Section 5.06(a)
Option Exchange Ratio	Section 2.06(a)
Parent	Preamble
Parent 10-K	Section 4.06
Parent 10-Q	Section 4.06
Parent Benefit Plans	Section 4.13(a)
Parent Change of Recommendation	Section 5.04(e)
Parent Class B Stock	Section 4.02(a)
Parent Common Stock	Section 2.01(a)(i)(A)
Parent Disclosure Letter	Article IV Preamble
Parent Financial Advisors	Section 4.20
Parent Leases	Section 4.17(b)
Parent Material Contracts	Section 4.11(a)
Parent Material Leased Real Property	Section 4.17(b)

Term	Reference

Parent Material Licenses	Section 4.16(b)
Parent Permits	Section 4.10(a)
Parent Potential Acquiror	Section 5.04(b)
Parent Preferred Stock	Section 4.02(a)
Parent Qualified Plans	Section 4.13(d)
Parent Required Statutory Approvals	Section 4.04(d)
Parent Rights	Section 2.01(c)
Parent Rights Agreement	Section 2.01(c)
Parent SEC Documents	Section 4.05(a)
Parent Stockholder Approval	Section 4.04(a)
Parent Stockholders’ Meeting	Section 3.09
Parent Superior Proposal Notice	Section 5.04(b)
Parent Termination Fee	Section 5.10(c)(ii)
Patent Litigations	Section 5.18
Program	Section 3.18(h)
Registration Statement	Section 3.09
Representatives	Section 5.03(a)
Repurchase Rights	Section 2.08
Section 16	Section 5.08
Stock Merger Consideration	Section 2.01(a)(i)(A)
Surviving Corporation	Section 1.01
Termination Date	Section 7.01(b)(i)
Unit	Section 2.06(b)
      Section 8.04.     Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
      Section 8.05.     Miscellaneous. This Agreement (including the documents and instruments referred to herein) shall not be assigned by operation of law or otherwise. The parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) irrevocably and unconditionally consents to submit itself to the jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action on the Court of Chancery of the State of Delaware, and (e) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICA-

BLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.
      Section 8.06.     Counterparts. This Agreement may be executed in two or more counterparts, and by facsimile, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.
      Section 8.07.     Amendments; Extensions.
      (a) This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided that, after the Company Stockholder Approval has been obtained, there shall be made no amendment that by law requires further approval by stockholders of the Company without the further approval of such stockholders and, after the Parent Stockholder Approval has been obtained, there shall be made no amendment that by law requires further approval by stockholders of Parent without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
      (b) At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein (except as specifically provided in Sections 6.01(f) and 6.01(g)); provided that after the Company Stockholder Approval has been obtained, there shall be made no waiver that by law requires further approval by stockholders of the Company without the further approval of such stockholders and after the Parent Stockholder Approval has been obtained, there shall be made no waiver that by law requires further approval by stockholders of Parent without the further approval of such stockholders. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure or delay of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
      Section 8.08.     Entire Agreement. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter), the letter agreement (with respect to paragraphs 8 and 9 only) dated as of March 18, 2005 by and among Q-Med AB, Parent and the Company, and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by either party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder except for the provisions of Section 5.12, which are intended for the benefit of the Company’s former and present officers and directors and Article I hereof.
      Section 8.09.     Severability. If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.
      Section 8.10.     Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.
      Section 8.11.     Disclosure. Any matter disclosed in any section of a party’s Disclosure Letter shall be considered disclosed for other sections of such Disclosure Letter, but only to the extent such matter on its face would reasonably be expected to be pertinent to a particular section of a party’s Disclosure Letter in light of the disclosure made in such section. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.
[SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MEDICIS PHARMACEUTICAL CORPORATION

By:	/s/ Jonah Shacknai

Jonah Shacknai
Chairman of the Board and Chief Executive Officer

MASTERPIECE ACQUISITION CORP.

By:	/s/ Jonah Shacknai

Jonah Shacknai
President

INAMED CORPORATION

By:	/s/ Nicholas L. Teti

Nicholas L. Teti
Chairman, President and Chief Executive Officer

ANNEX B
March 20, 2005
Board of Directors
Medicis Pharmaceutical Corporation
8125 North Hayden Road
Scottsdale, AZ 85258
Ladies and Gentlemen:
      Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Medicis Pharmaceutical Corporation (“Medicis”) in connection with the proposed merger of Medicis and Inamed Corporation (the “Company”) pursuant to the Agreement and Plan of Merger, dated as of March 20, 2005, among the Company, Medicis and Masterpiece Acquisition Corp., a wholly owned subsidiary of Medicis (“Medicis Sub”) (the “Merger Agreement”), which provides, among other things, for the merger of the Company with and into Medicis Sub (the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Medicis. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of the Common Stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the effective time of the merger that is not owned by the Company or directly or indirectly by Medicis will be converted into the right to receive 1.4205 shares (the “Exchange Ratio”) of Common Stock, par value $0.014 per share, of Medicis (“Medicis Common Stock”) and $30.00 in cash, without interest (collectively the “Merger Consideration”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
      You have requested Deutsche Bank’s opinion, as investment bankers, as to the fairness, from a financial point of view, to Medicis of the Merger Consideration.
      In connection with Deutsche Bank’s role as financial advisor to Medicis, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning the Company and Medicis and certain internal analyses and other information furnished to it by the Company and Medicis. Deutsche Bank has also held discussions with members of the senior managements of the Company and Medicis regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Company Common Stock and Medicis Common Stock, (ii) compared certain financial and stock market information for the Company and Medicis with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable, in whole or in part, to the Transaction, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.
      Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or Medicis, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), of the Company or Medicis. With respect to the financial forecasts and projections, including, without limitation, the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies projected by Medicis and the Company to be achieved as a result of the Transaction (collectively, the “Synergies”), made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company or Medicis, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections, including, without limitation, the

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Synergies, or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.
      For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Medicis, Medicis Sub and the Company contained in the Merger Agreement are true and correct, Medicis, Medicis Sub and the Company will each perform all of the covenants and agreements to be performed by it under the Merger Agreement in accordance with the terms thereof and all conditions to the obligations of each of Medicis, Medicis Sub and the Company to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Medicis or the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Medicis or the Company or materially reduce the contemplated benefits of the Transaction. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transaction will be a tax-free reorganization to Medicis. Deutsche Bank has also assumed that no adjustment to the Merger Consideration is made pursuant to the terms of the Merger Agreement.
      This opinion is addressed to, and for the use and benefit of, the Board of Directors of Medicis for the purpose of evaluating the Transaction and is not a recommendation to the stockholders of Medicis to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, to Medicis of the Merger Consideration, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Medicis to engage in the Transaction. This opinion does not in any manner address the prices at which shares of Medicis Common Stock will trade after the announcement or consummation of the Transaction.
      Deutsche Bank will be paid a fee for its services as financial advisor to Medicis in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking or other financial services to Medicis or its affiliates for which the DB Group has received compensation. One or more members of the DB Group have agreed to provide financing to Medicis in connection with the Merger. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Medicis and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.
      Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Medicis.

Very truly yours,

/s/ Deutsche Bank Securities Inc.

DEUTSCHE BANK SECURITIES INC.

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ANNEX C
March 20, 2005
Board of Directors
Medicis Pharmaceutical Corporation
8125 North Hayden Road
Scottsdale, AZ 85258
Ladies and Gentlemen:
      We understand that Medicis Pharmaceutical Corporation, a Delaware corporation (“Buyer”), Masterpiece Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Buyer (“Merger Sub”), and Inamed Corporation, a Delaware corporation (“Seller”), have entered into an Agreement and Plan of Merger dated March 20, 2005 (the “Merger Agreement”), pursuant to which Seller will be merged with and into Merger Sub, with Merger Sub as the surviving entity (the “Merger”). Pursuant to the Merger, as more fully described in the Merger Agreement and as further described to us by management of Buyer, we understand that each outstanding share of the common stock, $0.01 par value per share (“Seller Common Stock”), of Seller (other than Seller Common Stock to be cancelled in accordance with Section 2.01(a)(ii) of the Merger Agreement and Dissenting Shares referred to in Section 2.03 of the Merger Agreement) will be converted into the right to receive (A) 1.4205 shares of the Class A common stock, $0.014 par value per share (“Buyer Common Stock”), of Buyer (the “Stock Consideration”) and (B) $30 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”), subject to certain adjustments. The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.
      You have asked for our opinion as investment bankers as to whether the Consideration to be paid by Buyer pursuant to the Merger is fair to Buyer from a financial point of view, as of the date hereof. As you are aware, we were not retained to nor did we advise Buyer with respect to alternatives to the Merger or Buyer’s underlying decision to proceed with or effect the Merger.
      In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller and Buyer, including the consolidated financial statements for recent years and interim periods to December 31, 2004 with respect to Buyer and September 30, 2004 with respect to Seller and certain other relevant financial and operating data relating to Seller and Buyer made available to us from published sources and from the internal records of Buyer; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock and Buyer Common Stock; (iv) compared Seller and Buyer from a financial point of view with certain other companies in the medical device and specialty pharmaceutical industries which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the medical device industry which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Buyer certain information of a business and financial nature regarding Seller and Buyer, furnished to us by management of Buyer, including financial forecasts and related assumptions for Seller and Buyer; (vii) discussed with management of Buyer their description and assessment of the Investigation (as defined in the Merger Agreement); (viii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Buyer’s counsel; and (ix) performed such other analyses and examinations as we have deemed appropriate.
      In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Seller and Buyer provided to us and prepared by management of Buyer, upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of management of Buyer at the time of preparation as to the future financial performance of Seller and Buyer and that they provide a reasonable basis upon which we can form our opinion. With respect to management of Buyer’s assessment of

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the Investigation, upon their advice and with your consent we have assumed for purposes of our opinion that such assessment is reasonable and reflecting the best available information and judgments of management of Buyer as of the date hereof. We have also assumed that there have been no material changes in Seller’s or Buyer’s assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied, at your direction and without independent verification, on management of Buyer as to all legal and financial reporting matters with respect to Buyer, the Merger, the Merger Agreement and the Investigation. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller or Buyer, nor have we been furnished with any such appraisals. Our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.
      We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Buyer of any of the conditions to its obligations thereunder. We have also assumed that in the course of obtaining the necessary regulatory approvals for the Merger, no restrictions, including any divestiture requirements, will be imposed that could have a meaningful effect on the contemplated benefits of the Merger.
      We have been retained by Buyer to render an opinion to the Board of Directors of Buyer in connection with the Merger and have not acted as financial advisor to Buyer in connection with the Merger. We will receive a fee, payable upon delivery of this opinion, for our services. In the ordinary course of our business, we actively trade the equity securities of Seller and Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with offerings of securities of Buyer and performed various investment banking services for Buyer.
      Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be paid by Buyer pursuant to the Merger is fair to Buyer from a financial point of view, as of the date hereof.
      This opinion is directed to the Board of Directors of Buyer in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Consideration to Buyer and does not address the relative merits of the Merger and any alternatives to the Merger, Buyer’s underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion may not be used or referred to by Buyer, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in the proxy statement/ prospectus to be filed with the Securities and Exchange Commission in connection with the Merger, provided that this opinion is reproduced in full in such proxy statement/ prospectus and any description of or reference to us or our opinion or any summary of this opinion or related presentation is in form and substance reasonably acceptable to us and our legal counsel. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

Very truly yours,

/s/ Thomas Weisel Partners LLC

THOMAS WEISEL PARTNERS LLC

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ANNEX D
March 20, 2005
The Board of Directors
Inamed Corporation
5540 Ekwill Street
Santa Barbara, CA 93111-2936
Members of the Board of Directors:
      You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share together with the associated preference share purchase rights (collectively, the “Company Common Stock”), of Inamed Corporation (the “Company”) of the consideration to be received by such holders in the proposed merger (the “Merger”) of the Company with a wholly- owned subsidiary of Medics Pharmaceutical Corporation (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, the Merger Partner and Masterpiece Acquisition Corp., the Company will become a wholly-owned subsidiary of the Merger Partner, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Merger Partner and its wholly-owned subsidiaries, will be converted into the right to receive cash in an amount equal to $30.00, plus 1.4205 shares of the Merger Partner’s Class A common stock, par value $0.014 per share, together with the associated preference share purchase rights (collectively, the “Merger Partner Common Stock”) (the “Merger Consideration”), subject to adjustment as provided in the Agreement.
      In arriving at our opinion, we have (i) reviewed a draft dated March 20, 2005 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Merger Partner and the industries in which they operate; (iii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company and the Merger Partner with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Merger Partner Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Merger Partner relating to their respective businesses, including (x) analyses and forecasts prepared by the management of the Company that take into account the possibility that the Food and Drug Administration (“FDA”) may not approve any or all of the Company’s new silicone breast products and Reloxin products and (y) analyses and forecasts prepared by the management of the Company that assume that the FDA approves all of these new products; (vi) reviewed estimates prepared by the managements of the Company and the Merger Partner of the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Synergies”); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
      In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Merger, and the past and current business operations of the Company and the Merger Partner, the financial condition and future prospects and operations of the Company and the Merger Partner, the effects of the Merger on the financial condition and future prospects of the Company and the Merger Partner, and certain other matters we believed necessary or appropriate to our inquiry, including the risks associated with the FDA approval process for new products.

      In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Merger Partner or otherwise reviewed by or for us. We have not conducted any valuation or appraisal of any assets or liabilities and have not been provided any such valuations or appraisals, nor have we evaluated the solvency of the Company or Merger Partner under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Merger Partner to which such analyses or forecasts relate. We express no view as to such analyses or forecasts, including the Synergies, or the assumptions on which they were based. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or the Merger Partner or on the contemplated benefits of the Merger.
      Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Merger Consideration in the proposed Merger and we express no opinion as to the fairness of the Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or Company Common Stock will trade at any future time.
      We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any alternative transaction might produce consideration for the Company’s shareholders in an amount in excess of that contemplated in the Merger.
      We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that we have no other financial advisory or other relationships with the Company or Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.
      On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Merger Consideration to be received by the holders of the Company Common Stock in the proposed Merger is fair, from a financial point of view, to such holders.

      This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ JPMorgan

J.P. MORGAN SECURITIES INC.

ANNEX E
FORM OF
CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
MEDICIS PHARMACEUTICAL CORPORATION
      Medicis Pharmaceutical Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article I thereof in its entirety and inserting the following in lieu thereof:
ARTICLE I

The name of the corporation is Medicis (the “Corporation”).

2. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Section 1 of Article IV thereof in its entirety and inserting the following in lieu thereof:

Section 1. AUTHORIZED SHARES.

The total number of Shares of all classes that the Corporation is authorized to issue is 306,000,000, consisting of 300,000,000 shares of Class A Common Stock, par value $.014 per share (“Class A Common Stock”); 1,000,000 shares of Class B Common Stock, par value $.014 per share (“Class B Common Stock”); and 5,000,000 shares of Preferred Stock, par value $.01 per share (“Preferred Stock”).

3. The foregoing amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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      IN WITNESS WHEREOF, Medicis Pharmaceutical Corporation has caused this Certificate to be executed by Mark A. Prygocki, Sr., its Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer, on this      day of                     , 2005.

MEDICIS PHARMACEUTICAL CORPORATION

By:

Mark A. Prygocki, Sr.
Executive Vice President, Chief Financial Officer Corporate Secretary, and Treasurer

E-2

ANNEX F
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
      Section 262. Appraisal Rights.
      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.
      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.
      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      Section 145 of the DGCL empowers each of Medicis and Masterpiece Acquisition Corp. to indemnify, subject to the standards set forth therein, any person who is a party in any action in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that Medicis and Masterpiece Acquisition Corp. may purchase insurance on behalf of any of their respective directors, officers, employees or agents.
      Article VI of the Medicis certificate of incorporation provides for indemnification of the officers and directors of Medicis to the full extent permitted by the DGCL.
      Section 102(b)(7) of the DGCL enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no provision can eliminate or limit a director’s liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, which imposes liability on directors for unlawful payment of dividends or unlawful stock purchase or redemption; or

•	for any transaction from which the director derived an improper personal benefit.
      Article V of the Medicis certificate of incorporation eliminates the liability of a director of Medicis to Medicis or its stockholders for monetary damages for breach of fiduciary duty as a director to the full extent permitted by the DGCL.

Item 21.	Exhibits and Financial Statement Schedules
      (a) See Exhibit Index.

Item 22.	Undertakings
      1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
      2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 (the “Act”), and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the

Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      4) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
      5) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      6) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      7) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      Pursuant to the requirements of the Securities Act of 1933, as amended, Medicis Pharmaceutical Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized at Scottsdale, Arizona, on November 1, 2005.

MEDICIS PHARMACEUTICAL CORPORATION

By:	/s/ Jonah Shacknai

Jonah Shacknai
Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonah Shacknai and Mark A. Prygocki, Sr. or any of them, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement (including post-effective amendments) and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Jonah Shacknai Jonah Shacknai	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	November 1, 2005

/s/ Mark A. Prygocki, Sr. Mark A. Prygocki, Sr.	Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer (Principal Financial and Accounting Officer)	November 1, 2005

/s/ Arthur G. Altschul, Jr. Arthur G. Altschul, Jr.	Director	November 1, 2005

/s/ Spencer Davidson Spencer Davidson	Director	November 1, 2005

/s/ Stuart Diamond Stuart Diamond	Director	November 1, 2005

/s/ Peter S. Knight, Esq. Peter S. Knight, Esq.	Director	November 1, 2005

Signature	Title	Date

/s/ Michael A. Pietrangelo Michael A. Pietrangelo	Director	November 1, 2005

/s/ Philip S. Schein, M.D. Philip S. Schein, M.D.	Director	November 1, 2005

/s/ Lottie Shackelford Lottie Shackelford	Director	November 1, 2005

EXHIBIT INDEX

2.1		Agreement of Merger by and between the Company, Medicis Acquisition Corporation and GenDerm Corporation, dated November 28, 1997(11)
2	.1(a)	Agreement of Plan of Merger, dated as of October 1, 2001, by and among Medicis Pharmaceutical Corporation, MPC Merger Corp. and Ascent Pediatrics, Inc.(17)

2	.1(b)	Agreement and Plan of Merger, dated as of March 20, 2005, by and among Medicis Pharmaceutical Corporation, Masterpiece Acquisition Corp. and Inamed Corporation(24)

3.1		Certificate of Incorporation of Medicis Pharmaceutical Corporation, as amended(23)

3	.3(a)	Amended and Restated By-Laws of Medicis Pharmaceutical Corporation(13)

4.1		Rights Agreement, dated August 17, 1995, between Medicis Pharmaceutical Corporation and American Stock Transfer & Trust Company, as Rights Agent(4)

4	.1(b)	Amendment No. 2 to Rights Agreement, dated March 17, 1997, between Medicis Pharmaceutical Corporation and Norwest Bank Minnesota, N.A.(9)

4	.1(c)	Amendment No. 3 to Rights Agreement, dated May 31, 2002, between Medicis Pharmaceutical Corporation and Wells Fargo Bank Minnesota, N.A., as successor-in-interest to American Stock Transfer & Trust Company(18)

4	.1(d)	Amended and Restated Rights Agreement, dated as of August 17, 2005, between Medicis Pharmaceutical Corporation and Wells Fargo Bank, N.A., as Rights Agent(26)

4	.1(e)	Indenture, dated as of August 19, 2003, by and between Medicis Pharmaceutical Corporation, as issuer, and Deutsche Bank Trust Company Americas, as trustee(23)

4	.1(f)	Indenture, dated as of June 4, 2002, by and between Medicis Pharmaceutical Corporation, as issuer, and Deutsche Bank Trust Company Americas, as trustee(19)

4	.1(g)	Supplemental Indenture dated as of February 1, 2005 to Indenture dated as of August 19, 2003 between Medicis Pharmaceutical Corporation and Deutsche Bank Trust Company Americas as Trustee(25)

4.2		Registration Rights Agreement, dated as of June 4, 2002, by and between Medicis Pharmaceutical Corporation and Deutsche Bank Securities Inc.(19)

4.3		Form of specimen certificate representing Class A common stock(1)

5.1		Opinion of Latham & Watkins LLP regarding the validity of the securities(28)

8.1		Opinion of Latham & Watkins LLP as to tax matters (filed herewith)

8.2		Opinion of Morrison & Foerster LLP as to tax matters (filed herewith)

10.1		Asset Purchase Agreement among Medicis Pharmaceutical Corporation, Ascent Pediatrics, Inc., BioMarin Pharmaceutical Inc., and BioMarin Pediatrics Inc., dated April 20, 2004(23)

10.2		Securities Purchase Agreement among Medicis Pharmaceutical Corporation, Ascent Pediatrics, Inc., BioMarin Pharmaceutical Inc. and BioMarin Pediatrics Inc., dated May 18, 2004(23)

10.3		License Agreement among Medicis Pharmaceutical Corporation, Ascent Pediatrics, Inc. and BioMarin Pediatrics Inc., dated May 18, 2004(23)

10.8		Medicis Pharmaceutical Corporation 1995 Stock Option Plan (incorporated by reference to Exhibit C to the definitive Proxy Statement for the 1995 Annual Meeting of Shareholders previously filed with the SEC, File No. 0-18443)

10.9		Employment Agreement between Medicis Pharmaceutical Corporation and Jonah Shacknai, dated July 24, 1996(8)

10	.9(a)	Amendment to Employment Agreement by and between Medicis Pharmaceutical Corporation and Jonah Shacknai, dated April 1, 1999(15)

10	.9(b)	Amendment to Employment Agreement by and between Medicis Pharmaceutical Corporation and Jonah Shacknai, dated February 21, 2001(15)

10.20		Medicis Pharmaceutical Corporation 2002 Stock Option Plan(20)

10.21		Medicis Pharmaceutical Corporation 2004 Stock Incentive Plan(27)

10.30		Waiver Letter dated March 18, 2005 between Medicis Pharmaceutical Corporation and Q-Med AB(27)

10.59		Supply Agreement, dated October 21, 1992, between Schein Pharmaceutical and Medicis Pharmaceutical Corporation(2)

10.70		Amendment to Manufacturing and Supply Agreement, dated March 2, 1993, between Schein Pharmaceutical and Medicis Pharmaceutical Corporation(3)

10	.72(a)	Credit and Security Agreement, dated August 3, 1995, between Medicis Pharmaceutical Corporation and Norwest Business Credit, Inc.(5)

10	.72(b)	First Amendment to Credit and Security Agreement, dated May 29, 1996, between Medicis Pharmaceutical Corporation and Norwest Bank Arizona, N.A. (8)

10	.72(c)	Second Amendment to Credit and Security Agreement, dated November 22, 1996, by and between Medicis Pharmaceutical Corporation and Norwest Bank Arizona, N.A. as successor-in-interest to Norwest Business Credit, Inc.(10)

10	.72(d)	Third Amendment to Credit and Security Agreement, dated November 22, 1998, by and between Medicis Pharmaceutical Corporation and Norwest Bank Arizona, N.A., as successor-in-interest to Norwest Business Credit, Inc.(12)

10	.72(e)	Fourth Amendment to Credit and Security Agreement, dated November 22, 2000, by and between Medicis Pharmaceutical Corporation and Wells Fargo Bank Arizona, N.A., formerly known as Norwest Bank Arizona, N.A., as successor-in-interest to Norwest Business Credit, Inc.(16)

10	.72(f)	Fifth Amendment to Credit and Security Agreement, dated November 22, 2002, by and between Medicis Pharmaceutical Corporation and Wells Fargo Bank Arizona, N.A., formerly known as Norwest Bank Arizona, N.A., as successor-in-interest to Norwest Business Credit, Inc.(23)

10	.73(a)	Patent Collateral Assignment and Security Agreement, dated August 3, 1995, by Medicis Pharmaceutical Corporation to Norwest Business Credit, Inc.(6)

10	.73(b)	First Amendment to Patent Collateral Assignment and Security Agreement, dated May 29, 1996, by Medicis Pharmaceutical Corporation to Norwest Bank Arizona, N.A.(8)

10	.73(c)	Amended and Restated Patent Collateral Assignment and Security Agreement, dated November 22, 1998, by Medicis Pharmaceutical Corporation to Norwest Bank Arizona, N.A.(12)

10	.74(a)	Trademark Collateral Assignment and Security Agreement, dated August 3, 1995, by Medicis Pharmaceutical Corporation to Norwest Business Credit, Inc.(7)

10	.74(b)	First Amendment to Trademark Collateral Assignment and Security Agreement, dated May 29, 1996, by Medicis Pharmaceutical Corporation to Norwest Bank Arizona, N.A.(8)

10	.74(c)	Amended and Restated Trademark, Tradename, and Service Mark Collateral Assignment and Security Agreement, dated November 22, 1998, by Medicis Pharmaceutical Corporation to Norwest Bank Arizona, N.A.(12)

10.75		Assignment and Assumption of Loan Documents, dated May 29, 1996, from Norwest Business Credit, Inc., to and by Norwest Bank Arizona, N.A.(8)

10.76		Multiple Advance Note, dated May 29, 1996, from Medicis Pharmaceutical Corporation to Norwest Bank Arizona, N.A.(8)

10.89		Asset Purchase Agreement dated November 15, 1998, by and among Medicis Pharmaceutical Corporation and Hoechst Marion Roussel, Inc., Hoechst Marion Roussel Deutschland GMHB and Hoechst Marion Roussel, S.A.(12)

10.90		License and Option Agreement dated November 15, 1998, by and among Medicis Pharmaceutical Corporation and Hoechst Marion Roussel, Inc., Hoechst Marion Roussel Deutschland GMBH and Hoechst Marion Roussel, S.A.(12)

10.91		Loprox Lotion Supply Agreement dated November 15, 1998, by and between Medicis Pharmaceutical Corporation and Hoechst Marion Roussel, Inc.(12)

10.92		Supply Agreement dated November 15, 1998, by and between Medicis Pharmaceutical Corporation and Hoechst Marion Roussel Deutschland GMBH(12)

10.93		Asset Purchase Agreement effective January 31, 1999, between Medicis Pharmaceutical Corporation and Bioglan Pharma Plc(14)

10.94		Stock Purchase Agreement by and among Medicis Pharmaceutical Corporation, Ucyclyd Pharma, Inc. and Syed E. Abidi, William Brusilow, Susan E. Brusilow and Norbert L. Wiech, dated April 19, 1999(14)

10.95		Asset Purchase Agreement by and between Medicis Pharmaceutical Corporation and Bioglan Pharma Plc, dated June 29, 1999(14)

10.96		Asset Purchase Agreement by and among The Exorex Company, LLC, Bioglan Pharma Plc, Medicis Pharmaceutical Corporation and IMX Pharmaceuticals, Inc., dated June 29, 1999(16)

10.97		Medicis Pharmaceutical Corporation Executive Retention Plan(14)

10.98		Asset Purchase Agreement between Warner Chilcott, plc and Medicis Pharmaceutical Corporation, dated September 14, 1999(14)

10	.99(a)	Share Purchase Agreement between Q-Med International B.V. and Startskottet 21914 AB (under proposed change of name to Medicis Sweden Holdings AB), dated February 10, 2003(21)

10.99		Amendment No. 1 to Share Purchase Agreement between Q-Med International B.V. and Startskottet 21914 AB (under proposed change of name to Medicis Sweden Holdings AB), dated March 7, 2003(21)

10.100		Supply Agreement between Q-Med AB and Medicis Pharmaceutical Corporation, dated March 7, 2003(21)

10.101		Amended and Restated Intellectual Property Agreement between Q-Med AB and HA North American Sales AB, dated March 7, 2003(21)

10.102		Supply Agreement between Medicis Aesthetics Holdings Inc., a wholly owned subsidiary of Medicis Pharmaceutical Corporation, and Q-Med AB, dated July 15, 2004(23) Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934

10.103		Intellectual Property License Agreement between Q-Med AB and Medicis Aesthetics Holdings Inc., dated July 15, 2004 (23) Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934

12		Computation of Ratios of Earnings to Fixed Charges(27)

21.1		Subsidiaries(27)

23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, related to Medicis’ consolidated financial statements (filed herewith)

23.2		Consent of KPMG LLP, Independent Registered Public Accounting Firm, related to Inamed’s consolidated financial statements (filed herewith)

23.3		Consent of Latham & Watkins LLP (included in exhibits 5.1 and 8.1)

23.4		Consent of Morrison & Foerster LLP (included in exhibit 8.2)

24.1		Power of Attorney (See page II-3)

99.1		Exclusive Remedy Agreement, dated as of October 1, 2001, by and among Medicis Pharmaceutical Corporation, Ascent Pediatrics, Inc., FS Private Investments LLC, Furman Selz Investors II L.P., FS Employee Investors LLC, FS Ascent Investments LLC and FS Parallel Fund L.P., BancBoston Ventures Inc., Flynn Partners, Raymond F. Baddour, Sc.D., Robert E. Baldini, Medical Science Partners L.P. and Emmett Clemente, Ph.D(17)

99.1		Charter of the Nominating and Governance Committee of the Board of Directors of Medicis Pharmaceutical Corporation(22)

99.2		Note Agreement, dated as of October 1, 2001, by and among Ascent Pediatrics, Inc., Medicis Pharmaceutical Corporation, Furman Selz Investors II L.P., FS Employee Investors LLC, FS Ascent Investments LLC, FS Parallel Fund L.P., BancBoston Ventures Inc. and Flynn Partners (17)

99.2		Medicis Pharmaceutical Corporation Corporate Governance Guidelines(22)

99.3		Voting Agreement, dated as of October 1, 2001, by and among Medicis Pharmaceutical Corporation, MPC Merger Corp., FS Private Investments LLC, Furman Selz Investors II L.P., FS Employee Investors LLC, FS Ascent Investments LLC and FS Parallel Fund L.P.(17)

99.4		Consent of Deutsche Bank Securities Inc. (filed herewith)

99.5		Consent of Thomas Weisel Partners LLC (filed herewith)

99.6		Consent of JPMorgan Securities Inc. (filed herewith)

99.7	Consent of Nicholas L. Teti to be named a director of Medicis upon completion of the merger (filed herewith)

99.8	Consent of Mitchell S. Rosenthal, M.D. to be named a director of Medicis upon completion of the merger (filed herewith)

99.9	Consent of Joy A. Amundson to be named a director of Medicis upon completion of the merger (filed herewith)

99.10	Consent of Terry E. Vandewarker to be named a director of Medicis upon completion of the merger (filed herewith)

99.11	Form of Proxy of Medicis (filed herewith)

99.12	Form of Proxy of Inamed(28)

(1)	Incorporated by reference to the exhibit with the same number in the Registration Statement on Form S-1 of the Registrant, File No. 33-32918, filed with the SEC on January 16, 1990

(2)	Incorporated by reference to the exhibit with the same number in Registration Statement on Form S-1 of Medicis Pharmaceutical Corporation, File No. 33-54276, filed with the SEC on June 11, 1993

(3)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 0-18443, filed with the SEC on October 13, 1993

(4)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 1995, File No. 0-18443, previously filed with the SEC (the “1994 Form 10-K”)

(5)	Incorporated by reference to exhibit number 4.2 in the 1995 Form 10-K

(6)	Incorporated by reference to exhibit number 4.4 in the 1995 Form 10-K

(7)	Incorporated by reference to exhibit number 4.5 in the 1995 Form 10-K

(8)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996, File No. 0-18443, previously filed with the SEC

(9)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 0-18443, previously filed with the SEC

(10)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, File No. 0-18443, previously filed with the SEC

(11)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Current Report on Form 8-K filed with the SEC on December 15, 1997

(12)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, File No. 0-18443, previously filed with the SEC

(13)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 0-18443, previously filed with the SEC

(14)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 1999, File No. 0-18443, previously filed with the SEC

(15)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, File No. 0-18443, previously filed with the SEC

(16)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001, File No. 0-18443, previously filed with the SEC

(17)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Current Report on Form 8-K filed with the SEC on October 2, 2001

(18)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s registration statement on Form 8-A12B/ A filed with the SEC on June 4, 2002

(19)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Current Report on Form 8-K filed with the SEC on June 6, 2002

(20)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002, File No. 0-18443, previously filed with the SEC

(21)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Current Report on Form 8-K filed with the SEC on March 10, 2003

(22)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003, File No. 0-18443, previously filed with the SEC

(23)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2004, File No. 0-18443, previously filed with the SEC

(24)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Current Report on Form 8-K filed with the SEC on March 21, 2005

(25)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, File No. 0-18443, previously filed with the SEC

(26)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Current Report on Form 8-K filed with the SEC on August 18, 2005

(27)	Incorporated by reference to the exhibit with the same number in Medicis Pharmaceutical Corporation’s Annual Report on Form 10-K filed with the SEC on September 13, 2005

(28)	To be filed by amendment.